Press release

04024721

12g3 number 82-3745

Not for publication, release or distribution in or into the United States.

Chemetics combines two plants into one world class facility

Vancouver, 11 March 2004 - Aker Kvaerner Inc.'s Chemetics division has been awarded a contract with Nexen Chemicals for the relocation of their sodium chlorate plant in Taft Louisiana Nexen's current plant in Taft produces 65,000 metric tonnes of sodium chlorate per year, and this plant will now be integrated into Nexen's existing production facility in Brandon Manitoba. The combined production will make the Brandon plant one of the largest in the world.

Chemetics' scope of supply includes engineering, the supply of additional equipment and materials, the deconstruction at Taft, and the reconstruction at Brandon. To execute the deconstruction phase, Chemetics will partner with its Houston-based sister company Kvaerner Industrial Constructors (KIC).

The startup of this plant in September 2005 will increase the sodium chlorate production at Nexen's Brandon site to over 250,000 metric tonnes per year, ranking it as one of the largest chlorate production facilities in the world.

"In co-operation with our colleagues at KIC, we are pleased to provide Nexen Chemicals with a complete solution for this plant relocation project, and to further develop the successful relationship that we have enjoyed over the last twenty years", quotes John Nelson, Chemetics' President and CEO.

This contract will mark the eighth major project that Chemetics has executed in a long-standing and successful relationship with Nexen, including the previous five chlorate plant expansion projects at the Brandon site, and at two other sites in Canada.

ENDS

For further information, please contact:

Media
Torbjorn S. Andersen, Vice President, Group Communications, Tel: +1 713 270 3618

Raymond Ma, Sales Director – Chemical Technology, Tel: +1 (604) 737-4478.

Investor relations
Tore Langballe, Vice President, Group Communications, Tel: +47 67 51 31 06

Press release

AKER KVÆRNER ASA, through its subsidiaries and affiliates ("Aker Kvaerner"), is a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner span a number of industries, including Oil & Gas production, Refining & Chemicals, Mining & Metals, Power, Pharmaceuticals & Biotechnology, Pulping and Shipbuilding. The Aker Kvaerner group consists of a number of separate legal entities. Aker Kvaerner is used as the common brand/trademark for most of these entities. The parent company in the group is Aker Kværner ASA.

The business area **Oil, Gas, Process & Energy** executes technology development, engineering and construction services for industries as diverse as Oil & Gas Onshore and Offshore Developments, Chemicals & Polymers, Pharmaceuticals, Government Services, and Mining & Metals.

Chemetics is a process technology company offering engineered systems, proprietary equipment, and complete turnkey plants, to the chemical, water treatment, fertiliser, pulp and paper and non-ferrous metals industries world-wide. Chemetics provide innovative processes that enhance performance and productivity while protecting the environment. The cost-effective solutions result in plants that are safe, reliable, efficient and environmentally acceptable. To maintain its leadership position, Chemetics are constantly refining its technologies and developing its know-how through significant R&D expenditures to ensure that the products and services continue to meet the needs of the customers and industries they serve.

Press release

12g3 number 82-3745

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION IN OR INTO THE UNITED STATES.

Aker Kvaerner successfully completes Equinox Copper Ventures Feasibility Study in Zambia

12 March 2004 - Aker Kvaerner Australia has completed a feasibility study for a copper mine in Northwest Zambia. The study was performed for Equinox Copper Ventures, a Zambian based exploration and development company. The Lumwana Copper-Cobalt Project includes two major copper deposits, Malundwe and Chimiwungo, which combined represent the largest known Zambian copper resource outside of the Copperbelt. Equinox has subsequently contracted Aker Kvaerner Australia for additional engineering support services following on from the study.

The feasibility study confirmed the viability of a stand alone processing facility at Lumwana producing concentrate on-site and utilising the Roast-Leach-Electrowin (RLE) process route to produce LME grade copper cathode. The state-of-the-art process plant is designed to treat 18 million tonnes per year of sulphide copper ore stream from both ore bodies to produce 400,000 tonnes copper concentrate per year and during years 6 to 20 when the RLE Plant is commissioned, 100,000 tonnes copper cathode, 1,000 tonnes cobalt powder and 230,000 tonnes concentrated sulfuric acid per year.

The development schedule for Lumwana indicates that the Lumwana project could be brought into production by 2006. Following completion of the study the critical financing stage should take approximately 12 months. This will lead into an 18-month construction period, and commissioning, with production estimated to commence in 2006.

Robert Rigo, Equinox Copper Ventures Project Manager for the Lumwana Project commented "we are very pleased with the comprehensive bankable feasibility study that Aker Kvaerner Australia has delivered and given the favorable Zambian development environment for copper we are optimistic regarding the future of developments of this kind".

The study was completed in the Aker Kvaerner Australia's Perth Office. Aker Kvaerner Australia's contract was for AUD 2.5 million with the total BFS valued at USD 13 million. The completed study covered infrastructure, mining and processing and included preliminary design, engineering and cost estimates for the proposed mining, process plant and associated facilities.

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Paul Swinyard, Regional Manager for Aker Kvaerner Australia advised, "We have had positive feedback from the client and look forward to supporting Equinox in the next critical stage of this exciting development".

ENDS

For further information, please contact:

Tom Hunter, Business Development Manager, Metals. Tel: +617 3246 9149

AKER KVÆRNER ASA, through its subsidiaries and affiliates ("Aker Kvaerner"), is a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner span a number of industries, including Oil & Gas production, Refining & Chemicals, Mining & Metals, Power, Pharmaceuticals & Biotechnology, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 5.5 billion and employs around 28,000 employees in more than 30 countries. The Aker Kvaerner group consists of a number of separate legal entities. Aker Kvaerner is used as the common brand/trademark for most of these entities. The parent company in the group is Aker Kværner ASA.

The business area **Oil, Gas, Process & Energy** executes technology development, engineering and construction services for industries as diverse as Oil & Gas Onshore and Offshore Developments, Chemicals & Polymers, Pharmaceuticals, Government Services, and Mining & Metals.

Aker Kvaerner Australia has established a position as one of the country's leading technology-based engineering and construction contractors. Through involvement in many landmark developments spanning some 55 years, the company has built a strong track record based on the successful delivery of engineering and construction projects throughout Australia, New Zealand and South East Asia. Aker Kvaerner Australia employs approximately 360 experienced personnel and has established offices in Melbourne, Brisbane and Perth. Aker Kvaerner Australia services the following industries; Metals, Hydrocarbons, Chemical and Polymers.

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ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS DIRECTED ONLY AT (I) PERSONS WHO ARE INVESTMENT PROFESSIONALS WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) OF THE UNITED KINGDOM (THE "FINANCIAL PROMOTION ORDER"); OR (II) PERSONS WHO FALL WITHIN ARTICLES 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OF THE FINANCIAL PROMOTION ORDER; AND (III) ANY OTHER PERSONS TO WHOM THIS PRESS RELEASE CAN OTHERWISE LAWFULLY BE MADE UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"), AND MUST NOT BE ACTED ON OR RELIED UPON BY PERSONS OTHER THAN RELEVANT PERSONS. ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES.

STABILISATION/FSA

Press release

12g3 number 82-3745

Not for publication, release or distribution in or into the United States

Royal Australian Navy selects Aker Kvaerner as preferred tenderer for Integrated Materiel Support

15 March 2004: Aker Kvaerner Australia has been selected as the preferred tenderer for the Fully Integrated Contracted Materiel Support for four of the Amphibious and Afloat Support ships of the Royal Australian Navy. Going forward, the Department of Defence intends to negotiate with Aker Kvaerner Australia (includes former Kvaerner Facilities Management) with the aim to agree on a final contract by June.

The Defence Minister has announced the contract is for in-service generation and integrated logistic support services. The scope of work includes planning, and integrated logistics support for the maintenance of the four vessels, together with engineering and integrity management services. The contract is for an initial period of seven years.

The manager of Aker Kvaerner Australia's division for Maintenance, Modifications and Operations, Paul MacFarlane said, "It is pleasing for us that the Navy has valued highly our track record within the oil and gas industry and our recognition for excellence by the Maintenance Society of Australia. They are clearly looking forward to tapping into the benefits of our new and unique approach to the provision of these services. Our expertise is derived from being part of a global organisation which has access to best practices across a variety of industries and applications."

Tom Quinn, Managing Director for Aker Kvaerner Australia said "This represents a new opportunity for Aker Kvaerner Australia to support Australia's defence industry. We have achieved this by combining the Aker Kvaerner group's extensive experience with supplying both maintenance services to the oil and gas industry and support services to armed forces. We are particularly proud of our ability to develop long-term relationships. These are in all cases based upon our ability to deliver high-quality, value-for-money services. We look forward to working closely with the Navy over the coming years, to earn our place as a valuable partner in the provision of their critical service to our country."

Senator Hill's media release is located on the Department of Defence website at http://www.minister.defence.gov.au/Hilltpl.cfm?CurrentId=3648.

ENDS

Press release

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For further information, please contact:

Business Development:

Paul MacFarlane, Manager Maintenance, Modifications and Operations. Tel: +618 9429 5818

Media:

Torbjorn Andersen, VP Group Communications, Aker Kvaerner: +1 713 270 3618

AKER KVÆRNER ASA, through its subsidiaries and affiliates ("Aker Kvaerner"), is a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner span a number of industries, including Oil & Gas production, Refining & Chemicals, Mining & Metals, Power, Pharmaceuticals & Biotechnology, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 5.5 billion and employs around 28,000 employees in more than 30 countries. The Aker Kvaerner group consists of a number of separate legal entities. Aker Kvaerner is used as the common brand/trademark for most of these entities. The parent company in the group is Aker Kværner ASA.

Oil, Gas, Process & Energy executes technology development, engineering and construction services for industries as diverse as Oil & Gas Onshore and Offshore Developments, Chemicals & Polymers, Pharmaceuticals, Government Services, and Mining & MetalsWith an annual turnover of US$1.14 billion, Oil, Gas, Process & Energy (OGPE) business area of Aker Kvaerner employs more than 5,400 people operating worldwide.

Aker Kvaerner Australia has established a position as one of the country's leading technology-based engineering and construction contractors. Through involvement in many landmark developments spanning some 55 years, the company has built a strong track record based on the successful delivery of engineering and construction projects throughout Australia, New Zealand and South East Asia. Aker Kvaerner Australia employs approximately 360 experienced personnel and has established offices in Melbourne, Brisbane and Perth. Aker Kvaerner Australia services the following industries; Metals, Hydrocarbons, Chemical and Polymers.

OTHER PERSONS TO WHOM THIS PRESS RELEASE CAN OTHERWISE LAWFULLY BE MADE UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"), AND MUST NOT BE ACTED ON OR RELIED UPON BY PERSONS OTHER THAN RELEVANT PERSONS. ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES.

Press release

12g3 number 82-3745

Not for publication, release or distribution in or into the United States

Contract for design of wellhead platforms offshore India

Aker Kvaerner has been awarded a contract by Larsen & Toubro Limited, India as technical responsible for design of nine wellhead platforms offshore India. The total contract value is approximately 4 MUSD.

"This award marks a breakthrough for the positioning of Aker Kvaerner's jacket technology in projects offshore India and is important for the further internationalization of the our jacket business," executive vice president Simen Lieungh in Aker Kvaerner says.

The wellhead platforms will be placed on water depth 69 – 85 metres. The project includes four legged jackets with weight of 2,000 tonnes each, and topsides with a weight of 700 tonnes each. The platforms are expected to boost oil output from Mumbai High South by around 43,000 b/d and increase gas production by 136 MMcf/d.

Five platforms are to be completed by April 15, 2005 and the balance by February 28, 2006.

Aker Kvaerner has a great track record on engineering, procurement and construction (EPC) of jacket projects in the North Sea over the last 10 years, lately through three Buzzard jackets for the UK-sector, awarded October 2003.

The contract is signed by Aker Kvaerner Jacket Technology AS, a company within the Aker Kvaerner Group. Aker Kvaerner will work under an engineering service contract with the subsidiary Kvaerner Powergas in India. The engineering work will mainly be performed out of Mumbai.

The project management, procurement, fabrication & construction will be carried out by the Indian engineering & construction major Larsen & Toubro, who are the main contractor for this EPCI (EPC & Installation) project for the national Indian oil company ONGC.

ENDS

Press release

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For further information, please contact:

Bjørn Rognlien, managing director in Aker Kvaerner Jacket Technology: Tel : +47 22 94 68 53 / 91 37 58 33

Rama Iyer, Chairman and managing director in Kvaerner Powergas India Tel + 91 22 56 91 59 01

AKER KVÆRNER ASA, through its subsidiaries and affiliates ("Aker Kvaerner"), is a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner span a number of industries, including Oil & Gas production, Refining & Chemicals, Mining & Metals, Power, Pharmaceuticals & Biotechnology, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 5.5 billion and employs around 28,000 employees in more than 30 countries. The Aker Kvaerner group consists of a number of separate legal entities. Aker Kvaerner is used as the common brand/trademark for most of these entities. The parent company in the group is Aker Kværner ASA.

Field Development Europe is a multidisciplinary and technology based organisation covering all technical and management functions for carrying out development of oil and gas fields world-wide, from wellheads to receiving terminal.

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES NOR SHALL IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, AND THERE SHALL NOT BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.

FOR THE PURPOSE OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE "FSMA"), TO THE EXTENT THAT THIS PRESS RELEASE CONSTITUTES A FINANCIAL PROMOTION IN RESPECT OF THE ISSUE OF ANY SECURITIES, ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS DIRECTED ONLY AT (I) PERSONS WHO ARE INVESTMENT PROFESSIONALS WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) OF THE UNITED KINGDOM (THE "FINANCIAL PROMOTION ORDER"); OR (II) PERSONS WHO FALL WITHIN ARTICLES 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OF THE FINANCIAL PROMOTION ORDER; AND (III) ANY OTHER PERSONS TO WHOM THIS PRESS RELEASE CAN OTHERWISE LAWFULLY BE MADE UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"), AND MUST NOT BE ACTED ON OR RELIED UPON BY PERSONS OTHER THAN RELEVANT PERSONS. ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS

Press release

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RELEASE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES.

Press release

12g3 number 82-3745

Not for publication, release or distribution in or into the United States

Kerr-McGee deal brings first-quarter contracts success to GBP 50 million

15 March 2004 - Aberdeen-based Aker Kvaerner Offshore Partner Ltd. has enjoyed its most successful first-quarter period for five years – securing four major contracts with a combined value of GBP fifty million.

Aker Kvaerner Offshore Partner (AKOP) has just concluded a deal with Kerr-McGee to provide engineering, construction and support services to Kerr-McGee's assets in the North Sea. The contract is initially for two years, with three further 12-month options.

Kerr-McGee operates two FPSOs (floating production, storage and offloading facilities) in the Leadon and Gryphon oil and gas fields, as well as the Janice 'A' FPU (floating production unit). AKOP will supply a dedicated team of engineering, construction and support services personnel for all three facilities, with additional personnel being provided as required.

In January, AKOP also agreed a five-year contract to provide engineering, construction and support services to BG Group's Armada platform, 250km north east of Aberdeen. The company has since signed two further high-value deals.

With the addition of the new agreement with Kerr-McGee, the combined value of the four major contracts secured by Aker Kvaerner Offshore Partner in the first three months of 2004 is GBP 50 million. Managing Director, Harald Gulaker says it represents the company's best first-quarter period for several years: "Our recent restructuring is paying dividends in terms of competitiveness.

"Both the Kerr-McGee and BG Group deals comprise work that was previously split into several contracts held by our competitors. We have put a great deal of effort into ensuring that we are best placed to cater to the changing requirement of operators, and that work is now bearing fruit."

Aker Kvaerner Offshore Partner Ltd. is one of five Aker Kvaerner companies with headquarters in Aberdeen. The others are: KOP Ltd., Aker Kvaerner Operations, KPS Paladon, and Maritime Hydraulics UK.

ENDS

Press release

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For further information, please contact:

Media:
Paul Davis (01224) 632277

Investor relations:
Tore Langballe, Vice President, Aker Kvaerner, Group Comms. Tel: +47 67 51 31 06

AKER KVÆRNER ASA, through its subsidiaries and affiliates ("Aker Kvaerner"), is a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner span a number of industries, including Oil & Gas production, Refining & Chemicals, Mining & Metals, Power, Pharmaceuticals & Biotechnology, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 5.5 billion and employs around 28,000 employees in more than 30 countries. The Aker Kvaerner group consists of a number of separate legal entities. Aker Kvaerner is used as the common brand/trademark for most of these entities. The parent company in the group is Aker Kværner ASA.

MMO Europe (Maintenance, Modifications and Operations) is responsible for the Aker Kvaerner's MMO competencies and capacities, serving the Norwegian and UK Continental Shelf, and supporting selected international initiatives. The core competencies are turn-key deliveries offshore modifications, long term on- and offshore modification and maintenance contracts, inspection, operation and operations support, offshore removal and de-construction and subsurface advisory. MMO Europe has approximately 6,000 employees, including 2,600 engineers.

Aker Kvaerner Offshore Partner Ltd is a leading provider of world-class solutions in total "life-of-field" support services to the oil and gas industry. Aker Kvaerner Offshore Partner Ltd's engineering and design capability extends from front-end consultancy through operations and maintenance support, to decommissioning. Headquartered in Aberdeen, the Group's `centre of excellence' for all UK operations, Aker Kvaerner Offshore Partner Ltd. employs 1,000 personnel and offers extensive experience of value-added solutions that have produced significant cost savings, faster project delivery and greater long-term value to our customers.

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES NOR SHALL IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, AND THERE SHALL NOT BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.

FOR THE PURPOSE OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE "FSMA"), TO THE EXTENT THAT THIS PRESS RELEASE CONSTITUTES A FINANCIAL PROMOTION IN RESPECT OF THE ISSUE OF ANY SECURITIES, ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS DIRECTED ONLY AT (I) PERSONS WHO ARE INVESTMENT PROFESSIONALS WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) OF THE UNITED KINGDOM (THE "FINANCIAL PROMOTION ORDER"); OR (II) PERSONS WHO FALL WITHIN ARTICLES 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES,

UNINCORPORATED ASSOCIATIONS ETC.") OF THE FINANCIAL PROMOTION ORDER; AND (III) ANY OTHER PERSONS TO WHOM THIS PRESS RELEASE CAN OTHERWISE LAWFULLY BE MADE UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"), AND MUST NOT BE ACTED ON OR RELIED UPON BY PERSONS OTHER THAN RELEVANT PERSONS. ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES.

Press release

12g3 number 82-3745

RECEIVED

2004 APR 29 A 9:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

GACIC signs Butanediol contract with Aker Kvaerner

LONDON/OSLO, 16 March 2004: Gulf Advanced Chemical Industries Company (GACIC) has signed the contract with Aker Kvaerner to provide engineering, procurement and construction, including commissioning and start up services, for a 75,000 tonnes per annum Butanediol (BDO) plant in Al Jubail, Kingdom of Saudi Arabia. This is a project within Aker Kvaerner's core business. With the full contract now effective, Aker Kvaerner expects its involvement in the project to be in the range of USD 140-150 million.

The 300,000 man-hours project is being executed from Aker Kvaerner's Zoetermeer office in The Netherlands, using a combined team from the UK and Zoetermeer offices. The new plant will be based on technologies provided by Davy Process Technology, Huntsman Corporation and UOP. Aker Kvaerner commenced key activities, under an early works agreement last year, to ensure that the overall schedule is maintained. Plant start-up is expected in the fourth quarter, 2005.

The project is already under construction with major civil works being completed on site and on target.

Wim van der Zande, President, AK Process said: "Performance so far is good and this provides the strong foundation for another successful butanediol project from AK Process. Aker Kvaerner's HSE values and norms have been integral to the design phase and now also to the construction phase of the project."

This project is a part of the privately owned petrochemicals' complex being developed in Al Jubail by the Saudi International Petrochemical Company (SIPCHEM). The venture will use Huntsman Corporation's proprietary butane-to-maleic anhydride (MAH) technology to convert n-butane to maleic anhydride. The MAH will then be used for the production of BDO via Davy Process Technology's MAH-to-BDO technology.

BDO is one of the world's fastest growing chemicals used in the production of polybutylene terephthalate, thermoplastic polyurethanes, elastic fibres, pharmaceuticals, solvents, plant protection, coatings and electronic chemicals.

ENDS

For further information, please contact:

Media
Vanessa Mourant, Aker Kvaerner, London, UK: Tel : +44 (0)20 7339 1064 or Mobile: +44 (0)7771 806566

Investors Relations
Tore Langballe, Aker Kværner ASA, Oslo, Norway: Tel +44 6751 3106

Notes to Editors

AKER KVÆRNER ASA, through its subsidiaries and affiliates ("Aker Kvaerner"), is a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner span a number of industries, including Oil & Gas production, Refining & Chemicals, Mining & Metals, Power, Pharmaceuticals & Biotechnology, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 5.5 billion and employs around 28,000 employees in more than 30 countries.

The Aker Kvaerner group consists of a number of separate legal entities. Aker Kvaerner is used as the common brand/trademark for most of these entities. The parent company in the group is Aker Kværner ASA

AK Process is a trading name of Aker Kvaerner (Netherlands) B.V., the legal entity responsible for the execution of the work. AK Process is one of the core businesses of the Aker Kvaerner group in Europe. AK Process serves the chemicals and polymers, refining and onshore oil & gas industries. It provides the full life cycle of a project from concept studies, through to design, engineering, project management, delivery of process technologies, procurement, construction and maintenance services. As a pure project execution/EPC specialist, AK Process can provide customers with strategic 'one-off' services or full turnkey solutions under a single project management control.

We work with our customers in the development of major technological innovations, having participated in the conceptualisation and implementation of ideas, which are the foundation for world-class production facilities.

Press release

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FOR THE PURPOSE OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE "FSMA"), TO THE EXTENT THAT THIS PRESS RELEASE CONSTITUTES A FINANCIAL PROMOTION IN RESPECT OF THE ISSUE OF ANY SECURITIES, ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS DIRECTED ONLY AT (I) PERSONS WHO ARE INVESTMENT PROFESSIONALS WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) OF THE UNITED KINGDOM (THE "FINANCIAL PROMOTION ORDER"); OR (II) PERSONS WHO FALL WITHIN ARTICLES 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OF THE FINANCIAL PROMOTION ORDER; AND (III) ANY OTHER PERSONS TO WHOM THIS PRESS RELEASE CAN OTHERWISE LAWFULLY BE MADE UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"), AND MUST NOT BE ACTED ON OR RELIED UPON BY PERSONS OTHER THAN RELEVANT PERSONS. ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES.

Press release

Press release

New president in Kvaerner Egersund

18 March 2004 - Lars Eide has been appointed new president in Aker Kvaerners module yard Kvaerner Egersund. Mr. Eide will take over as president as from 10. May. The current president, Haaken Skogly, will start working for the Danish oil and gas company DONG from the same date.

Lars Eide is born in Hardanger in the western part of Norway, but has been living on the island Stord between Bergen and Haugesund the last 14 years.

He has a master degree of science in marine tehnology from Norwegian Institute of Technology. Since 1990 he has been employed by the offshore yard Aker Stord, where he has headed the IT-department, the fabrication department and the engineering and procurement department.

Lars Eide has also been a strategic coordinator for Aker Maritime and has coordinated and developed Aker Kvaerners model for execution of large projects.

ENDS

For further information, please contact:

Bjørnar Skjevik, Chairman of the board, Kvaerner Egersund, Tel: +47 915 16 833

Lars Eide, President, Kvaerner Egersund, Tel: +47 915 51 297

AKER KVÆRNER ASA, through its subsidiaries and affiliates ("Aker Kvaerner"), is a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner span a number of industries, including Oil & Gas production, Refining & Chemicals, Mining & Metals, Power, Pharmaceuticals & Biotechnology, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 5.5 billion and employs around 28,000 employees in more than 30 countries. The Aker Kvaerner group consists of a number of separate legal entities. Aker Kvaerner is used as the common brand/trademark for most of these entities. The parent company in the group is Aker Kværner ASA.

Field Development Europe is a multidisciplinary and technology based organisation covering all technical and management functions for carrying out development of oil and gas fields world-wide, from wellheads to receiving terminal.

Press release

Kvaerner Egersund is one of three Norwegian yards under Field Development Europe. Kvaerner Egersund has always been known as the Module-Yard, mainly because of its impressive track record, but also because its facilities are tailor-made for module fabrication. In addition, Kvaerner Egersund has also specialised itself towards fabrication and testing of subsea structures, and has for the last 10 years continuously been fabricating subsea structures at the yard. The long term goals is therefore to consolidate our position on module-and subsea fabrication - both nationally and internationally.

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES NOR SHALL IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, AND THERE SHALL NOT BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.

FOR THE PURPOSE OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE "FSMA"), TO THE EXTENT THAT THIS PRESS RELEASE CONSTITUTES A FINANCIAL PROMOTION IN RESPECT OF THE ISSUE OF ANY SECURITIES, ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS DIRECTED ONLY AT (I) PERSONS WHO ARE INVESTMENT PROFESSIONALS WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) OF THE UNITED KINGDOM (THE "FINANCIAL PROMOTION ORDER"); OR (II) PERSONS WHO FALL WITHIN ARTICLES 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OF THE FINANCIAL PROMOTION ORDER; AND (III) ANY OTHER PERSONS TO WHOM THIS PRESS RELEASE CAN OTHERWISE LAWFULLY BE MADE UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"), AND MUST NOT BE ACTED ON OR RELIED UPON BY PERSONS OTHER THAN RELEVANT PERSONS. ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES.

12g3 number 82-3745

Co-operation makes COMPACT PRESS™ even better

24 March 2004 – Kvaerner Pulping and Billerud AB, Gruvön Mill, have signed an agreement of co-operation in order to further develop the wash press COMPACT PRESS.

Kvaerner Pulping originally developed COMPACT PRESS back in year 2000 and the first unit was started up in April 2001 at Gruvön Mill, Sweden.

– The result was more than successful, and as a consequence we could shut down an open wash stage leading to environmental improvements corresponding to 3 tonnes of COD (Chemical Oxygen Demand) per day, says Lennart Källén, Production Manager, Gruvön Mill.

Since the start-up the wash press has been running without any problems, attracting a lot of interest from around the world. Today Kvaerner Pulping has sold 42 COMPACT PRESS units, with capacity ranges up to 3 000 tonnes per day.

After further development and improvements it is now time to test a new version of the wash press. This will take place in the oxygen delignification-stage at Gruvön mill. The target is to increase the availability and to shut down two old dewatering presses.

– Of course we are happy about this opportunity to improve our products further, and doing so in close co-operation with an important customer, says Per-Åke Färnstrand, President, Kvaerner Pulping.

The start-up of the COMPACT PRESS in Gruvön is scheduled to October 2004.

ENDS

For further information, please contact:

Media:
Per-Åke Färnstrand, President, Kvaerner Pulping, Sweden
Tel: +46 54 19 46 14 or +46 70 633 39 46
Lennart Källén, Production Manager, Billerud AB, Gruvön Mill, Sweden
Tel: +46 555 412 70 or +46 70 693 76 90

■ ■ ■

Aker Kvaerner ASA, through its subsidiaries and affiliates ("Aker Kvaerner"), is a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner span a number of industries, including Oil & Gas production, Refining & Chemicals, Mining & Metals, Power, Pharmaceuticals & Biotechnology, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 5.5 billion and employs around 28,000 employees in more than 30 countries. The Aker Kvaerner group consists of a number of separate legal entities. Aker Kvaerner is used as the common brand/trademark for most of these entities. The parent company in the group is Aker Kværner ASA.

Kvaerner Pulping is a leading supplier of machines, process systems and service for the chemical pulp industry world-wide. The products are used for continuous cooking, washing, oxygen delignification, bleaching and recausticizing plants. Kvaerner Pulping aims to improve customers' products, productivity and profitability through innovative technical solutions and strong commitments. Kvaerner Pulping, headquartered in Karlstad, Sweden, has annual revenues of approximately USD 175 million and employs more than 600 employees in 13 countries.

Billerud manufactures and sells packaging paper, in the form of kraft paper and containerboard, as well as market pulp. Production is carried out at the Group's integrated pulp and paper mills in **Gruvön**, **Karlsborg** and **Skärblacka**. Billerud has a world-leading position within several well-defined product segments. The main customer base is in Europe but also includes the rest of the world. Billerud has annual sales of approximately SEK 7 billion and 2,400 employees.

Press release

12g3 number 82-3745

More service agreements to Kvaerner Pulping

29 March 2004 – Kvaerner Pulping AB have received orders for three new service agreements from Nordic customers: Stora Enso Veitsiluoto, Finland, Stora Enso Oulu, Finland, and SCA Packaging Munksund, Sweden. With these new orders Kvaerner Pulping now has signed nearly 20 service agreements around the world.

The service agreements signed with Stora Enso Veitsiluoto and Stora Enso Oulu will be revised once a year and consist of annual inspections and operation follow-ups of each mill's fiberline. Specialised pulp mill superintendents will execute the work.

The service agreement signed with SCA Packaging Munksund spans over three years and consists of annual inspections and operation follow-ups of the cooking and washing plants. Specialised pulp mill superintendents will execute the work.

– The main principle behind the service agreements is that two heads work better than one. Our customer contributes with knowledge about local conditions, Kvaerner Pulping with specialist knowledge and global experience, says Petter Ekhem, Service Agreement Manager, Kvaerner Pulping.

– We have noticed an increased interest regarding our service agreements, and believe that the key to future success within the pulp industry will be a strong and mutual commitment between the customer and the supplier, Petter Ekhem continues.

There are several types of service agreements, a product launched by Kvaerner Pulping back in year 2000. What they all have in common is that they involve a long-term plan for continuously improving mill processes and equipment availability as well as the skills and abilities of mill staff, which is in line with Kvaerner Pulping's new service concept: Improvement Services – M.O.R.E.™.

M.O.R.E. (which consists of four parts: Mill Study and Analysis, Overhaul and Spare Parts, Rebuild, and Education) helps to eliminate bottlenecks and implement new technology. This in turn improves the mill's processes, making operations more competitive, productive and profitable.

ENDS

For further information, please contact:

Media:
Petter Ekhem, Service Agreement Manager, Kvaerner Pulping:
Tel: +46 54 14 23 35 or +46 702 01 46 29
Anders Thorén, Communications Manager, Kvaerner Pulping:
Tel: +46 54 19 47 66 or +46 703 55 64 22

Aker Kvaerner ASA, through its subsidiaries and affiliates ("Aker Kvaerner"), is a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner span a number of industries, including Oil & Gas production, Refining & Chemicals, Mining & Metals, Power, Pharmaceuticals & Biotechnology and Pulping. Aker Kvaerner has aggregated annual revenues of approximately USD 5.5 billion and employs around 28,000 employees in more than 30 countries. The Aker Kvaerner group consists of a number of separate legal entities. Aker Kvaerner is used as the common brand/trademark for most of these entities. The parent company in the group is Aker Kværner ASA.

Kvaerner Pulping is a leading supplier of machines, process systems and service for the chemical pulp industry world-wide. The products are used for continuous cooking, washing, oxygen delignification, bleaching and recausticizing plants. Kvaerner Pulping aims to improve customers' products, productivity and profitability through innovative technical solutions and strong commitments. Kvaerner Pulping, headquartered in Karlstad, Sweden, has annual revenues of approximately USD 175 million and employs more than 600 employees in 13 countries.

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES NOR SHALL IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, AND THERE SHALL NOT BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.

FOR THE PURPOSE OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE "FSMA"), TO THE EXTENT THAT THIS PRESS RELEASE CONSTITUTES A FINANCIAL PROMOTION IN RESPECT OF THE ISSUE OF ANY SECURITIES, ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS DIRECTED ONLY AT (I) PERSONS WHO ARE INVESTMENT PROFESSIONALS WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) OF THE UNITED KINGDOM (THE "FINANCIAL PROMOTION ORDER"); OR (II) PERSONS WHO FALL WITHIN ARTICLES 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OF THE FINANCIAL PROMOTION ORDER; AND (III) ANY OTHER PERSONS TO WHOM THIS PRESS RELEASE CAN OTHERWISE LAWFULLY BE MADE UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"), AND MUST NOT BE ACTED ON OR RELIED UPON BY PERSONS OTHER THAN RELEVANT PERSONS. ANY

INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES.

Press release

12g3 number 82-3745

RECEIVED

2004 APR 29 A 9:14

Not for publication, release or distribution in or into the United States

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Aker Kvaerner studies for Statfjord

2 April 2004: Statoil has awarded Aker Kvaerner a contract for studies relating to its planned Statfjord late life project in the North Sea. The contract value is about NOK 50 million.

Statoil has exercised options in the contract with Aker Kvaerner Offshore Partner to continue studying modifications required on the field's three platforms. Aker Kvaerner Offshore Partner, located in Stavanger, will start the studies immediately - and complete them before 1 September this year. Top manning will be approximatly 100 persons.

ENDS

For further information, please contact:

Tore Sjursen, President Aker Kvaerner Offshore Partner, Tel: + 47 97 17 28 51

Kenneth Tornes, Project manager, Aker Kvaerner Offshore Partner, Tel: +47 91 16 11 62

AKER KVÆRNER ASA, through its subsidiaries and affiliates ("Aker Kvaerner"), is a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner span a number of industries, including Oil & Gas production, Refining & Chemicals, Mining & Metals, Power, Pharmaceuticals & Biotechnology, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 5.5 billion and employs around 28,000 employees in more than 30 countries.

MMO Europe (Maintenance, Modifications and Operations) is responsible for the Aker Kvaerner's MMO competencies and capacities, serving the Norwegian and UK Continental Shelf, and supporting selected international initiatives. The core competencies are turn-key deliveries offshore modifications, long term on- and offshore modification and maintenance contracts, inspection, operation and operations support, offshore removal and de-construction and subsurface advisory. MMO Europe has approximately 6,000 employees, including 2,600 engineers.

Aker Kvaerner Offshore Partner Ltd is a leading provider of world-class solutions in total "life-of-field" support services to the oil and gas industry. Aker Kvaerner Offshore Partner Ltd's engineering and design capability extends from front-end consultancy through operations and maintenance support, to decommissioning. Headquartered in Aberdeen, the Group's `centre of excellence' for all UK operations, Aker Kvaerner Offshore

Press release

■ ■ ■ ■

Partner Ltd. employs over 1,500 personnel and offers extensive experience of value-added solutions that have produced significant cost savings, faster project delivery and greater long-term value to our customers.

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES NOR SHALL IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, AND THERE SHALL NOT BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.

FOR THE PURPOSE OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE "FSMA"), TO THE EXTENT THAT THIS PRESS RELEASE CONSTITUTES A FINANCIAL PROMOTION IN RESPECT OF THE ISSUE OF ANY SECURITIES, ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS DIRECTED ONLY AT (I) PERSONS WHO ARE INVESTMENT PROFESSIONALS WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) OF THE UNITED KINGDOM (THE "FINANCIAL PROMOTION ORDER"); OR (II) PERSONS WHO FALL WITHIN ARTICLES 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OF THE FINANCIAL PROMOTION ORDER; AND (III) ANY OTHER PERSONS TO WHOM THIS PRESS RELEASE CAN OTHERWISE LAWFULLY BE MADE UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"), AND MUST NOT BE ACTED ON OR RELIED UPON BY PERSONS OTHER THAN RELEVANT PERSONS. ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES.

Press release

12g3 number 82-3745

■ ■ ■

RECEIVED

2004 APR 29 A 9:14

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Not for publication, release or distribution in or into the United States

Aker Kvaerner successfully listed

Oslo, 2 April 2004 – Aker Kvaerner, a leading international oil service and engineering and construction group, has successfully completed a NOK 2.1 billion equity issue and will be listed on the Oslo Stock Exchange today. The price per share was set at NOK 130. This implies a market capitalisation of the group of NOK 7.2 billion.

"We are very satisfied with the response in the equity market. The share offer was twice over-subscribed," said Inge K Hansen, Group President and CEO of Aker Kværner ASA, the holding company of the new group.

"I was pleased to learn that we have earned the confidence of many prominent investors internationally as well as in Norway. By investing in Aker Kvaerner, they have shown great appreciation of the systematic improvement initiatives and the fundamental qualities and high potential that I know our group represents," he added.

The shares in Aker Kværner ASA will trade on the Oslo Stock Exchange under ticker symbol AKVER.

The equity issue and listing are the last steps in a series of transactions in the formation of the new Aker Kvaerner group. During the past three weeks, the group has raised EUR 260 million in an international bond offering and agreed EUR 150 million in new senior bank debt. In addition the group has entered into new agreements with bonding providers reflecting the new group and releasing the existing parent company guarantee from Kværner ASA. Finally as part of the refinancing of the Kvaerner group, a change of borrower has been agreed for the approx NOK 4 billion subordinated debt from Kværner ASA to Aker Kværner ASA with maturity in 2001.

"With this new financial framework in place, we can now focus our attention on the continued building of our business and further develop our strong customer relations. We are world leaders in many niche markets. We will develop these positions further and seek to expand our activities in other core markets", Inge Hansen said.

Group profile

The Aker Kvaerner group provides design, engineering, project management, procurement, products, construction, maintenance, modifications and related services to customers in niche industrial and geographic markets.

Its activities span a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power Generation and Pulp & Paper. Aker Kvaerner has aggregated annual revenues of approximately USD 4.5 billion and employs around 22,000 employees in more than 30 countries.

IPO details

The pricing and allotment of shares in the share offering set out in the prospectus from Aker Kværner ASA dated 19 March 2004 took place on 1 April 2004. The price per share was set at NOK 130. A total of 16,153,846 shares were issued, resulting in gross proceeds to Aker Kværner ASA from the offering of NOK 2,099,999,980. In addition, 1,615,385 shares in Aker Kværner ASA were allotted pursuant to the over-allotment facility described in Section 3.7 of the prospectus, resulting in an aggregate allocation of 17,769,231 shares in connection with the offering. Approximately two thirds of the transaction has been allocated to international investors.

The shares issued by Aker Kværner ASA in connection with the offering equals 29.4 per cent of Aker Kværner ASA's aggregate share capital after the offering. Kværner ASA owns approximately 70.6 per cent of the outstanding shares in Aker Kværner ASA after the offering, which will be reduced to approximately 67.7 per cent if the over-allotment option (as defined in the prospectus) is fully exercised.

Allocation and registration of shares

In the institutional offering 215 investors have been allocated a total of 16,742,131 shares. In the public offering 1,158 investors have been allocated a total of 1,027,100 shares. The smallest allotment has been 100 shares. In the retail offering all applications received full allocation. This increases the number of shareholders owing minimum one lot of shares in Aker Kværner ASA with 1,373 investors.

Registration of the share issue in the Register of Business Enterprises is expected to take place on or about 7 April 2004, but earlier settlement of the allocated shares has been facilitated through a stock lending agreement between Kværner ASA and the managers Carnegie ASA and Enskilda Securities ASA.

Upon registration of the share issue in the Register of Business Enterprises, the managers will return shares borrowed from Kværner ASA by transferring to Kværner ASA a number of new shares equalling the number of shares borrowed.

Delivery of shares

For the institutional offering, delivery versus payment in respect of allocated shares will take place on 6 April 2004.

Delivery of shares in the retail offering, for which payment has been received, will also take place on 6 April 2004. The number of shares allotted to each investor in the retail offering is expected to be recorded at each investor's account in VPS on 2 April 2004. In the retail offering, it is anticipated that an amount corresponding to the allotted shares will be debited from these subscribers' bank accounts on or about 5 April 2004. In order to receive allotted shares, each retail subscriber must ensure that there are sufficient funds available on its account on 2 April 2004 and onwards.

"If-issued" trading from 2 April

Shares allocated in the share issue will be tradable on the Main List of Oslo Stock Exchange on an "if issued" basis from and including Friday 2 April 2004 to and including 6 April 2004. Pursuant to an agreement between Aker Kværner ASA and a guarantee syndicate lead by Carnegie ASA and Enskilda Securities ASA, the guarantee syndicate has guaranteed timely settlement of the entire share issue, subject only to certain force majeure events occurring prior to completion of the share issue.

In the event that (i) payments under the payment guarantee is required for completion of the share issue and (ii) the guarantee syndicate invokes the force majeure-provision on, or prior to, 6 April 2004, any trades in the shares carried out in the period and, as the case may be, any settlements made for trading in the shares, will be cancelled.

Carnegie ASA and Enskilda Securities ASA have acted as joint lead managers and book-runners in connection with the offering. DnB NOR Markets, Nordea Securities NUF and Pareto Securities ASA were appointed co-managers.

ENDS

For further information please see the attached letter from the joint lead managers concerning the listing of Aker Kværner ASA, or contact:

Media:
Geir Arne Drangeid, SVP Group Communications, Aker Kvaerner. Tel: +47 913 10 458

Investor relations:
Tore Langballe, Vice President, Aker Kvaerner, Group Comms. Tel: +47 67 51 31 06

Press release

■ ■ ■

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power and Pulp & Paper. Aker Kvaerner has aggregated annual revenues of approximately USD 4.5 billion and employs around 22,000 employees in more than 30 countries.

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

million barrels and last for 10 years, we have recently produced our 180 millionth barrel, and are approaching 15 years in production. We are therefore pleased that we can push the production phase out even further, building on the existing relationship with have with Aker Kvaerner Operations to maximise the value of the asset and the reserves recovered."

Aker Kvaerner Operations, one of the five Aker Kvaerner companies with UK headquarters in Aberdeen, was established in January 2003. The company opened its Aberdeen offices in August of that year, joining its sister companies, Aker Kvaerner Offshore Partner Ltd, KOP Ltd, Kvaerner Process Systems Ltd and Maritime Hydraulics

ENDS

For further information, please contact:

Media:
Paul Davis, Tel: +44 (0)1224 632277

Investor relations:
Tore Langballe, Vice President, Aker Kvaerner, Group Comms. Tel: +47 67 51 31 06

AKER KVÆRNER ASA, through its subsidiaries and affiliates ("Aker Kvaerner"), is a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner span a number of industries, including Oil & Gas production, Refining & Chemicals, Mining & Metals, Power, Pharmaceuticals & Biotechnology, and Pulping. Aker Kvaerner has aggregated annual revenues of approximately USD 4.5 billion and employs around 22,000 employees in more than 30 countries. The Aker Kvaerner group consists of a number of separate legal entities. Aker Kvaerner is used as the common brand/trademark for most of these entities. The parent company in the group is Aker Kværner ASA.

MMO Europe (Maintenance, Modifications and Operations) is responsible for the Aker Kvaerner's MMO competencies and capacities, serving the Norwegian and UK Continental Shelf, and supporting selected international initiatives. The core competencies are turn-key deliveries offshore modifications, long term on- and offshore modification and maintenance contracts, inspection, operation and operations support, offshore removal and de-construction and subsurface advisory. MMO Europe has approximately 6,000 employees, including 2,600 engineers.

Aker Kvaerner Operations has been established to develop and sustain long term relationships with oil and gas companies and operators in the North Sea. Our focus is to establish a business model that will deliver a fresh outlook and a new cost and operations structure in the post plateau North Sea production environment. Our goal is to contribute to maximising the economic recovery of oil and gas in the North Sea. Aker Kvaerner Operations

continue to see the North Sea as a significant upside opportunity in terms of social responsibility, environmental management and sustained economic recovery

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES NOR SHALL IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, AND THERE SHALL NOT BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.

FOR THE PURPOSE OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE "FSMA"), TO THE EXTENT THAT THIS PRESS RELEASE CONSTITUTES A FINANCIAL PROMOTION IN RESPECT OF THE ISSUE OF ANY SECURITIES, ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS DIRECTED ONLY AT (I) PERSONS WHO ARE INVESTMENT PROFESSIONALS WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) OF THE UNITED KINGDOM (THE "FINANCIAL PROMOTION ORDER"); OR (II) PERSONS WHO FALL WITHIN ARTICLES 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OF THE FINANCIAL PROMOTION ORDER; AND (III) ANY OTHER PERSONS TO WHOM THIS PRESS RELEASE CAN OTHERWISE LAWFULLY BE MADE UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"), AND MUST NOT BE ACTED ON OR RELIED UPON BY PERSONS OTHER THAN RELEVANT PERSONS. ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES.

12g3 number 82-3745

Not for publication, release or distribution in or into the United States

BP awards contract for delivery of Clean Diesel Project to Aker Kvaerner

7 April 2004: BP has awarded Aker Kvaerner Australia the contract for the engineering, procurement and construction management (EPCM) of the new facilities required to produce low sulphur diesel at its Kwinana Refinery in Western Australia.

The award follows Aker Kvaerner Australia's successful completion of the preliminary engineering and detailed planning leading to BP achieving full sanction late last year.

Working in an alliance with BP, the new contract has Aker Kvaerner Australia responsible for overall project management, detailed engineering, the procurement of all equipment and bulk materials, plus the tender and award and subsequent management of construction sub-contracts. The project is scheduled to produce on specification product by June 2005.

The alliance form of the contract has BP and Aker Kvaerner Australia sharing the risk and reward of performance against both cost and schedule. Outside of this sharing in the total outcome of the project, Aker Kvaerner's contract has a value of AUD 8 million.

BP Kwinana Managing Director, Ms Kathleen Lucas, said "Our decision to use Aker Kvaerner Australia for the subsequent implementation phase of the project was underpinned by the success of this preceding work. This was independently assessed by world benchmarking company IPA, with an excellent FEL score of 4.25 (a frequently used measure to predict project success).

Ms Kathleen Lucas, also said "Aker Kvaerner Australia has a long track record of delivering exceptional outcomes for BP in Australia. Their appointment was further justified on their proven ability to provide a total project solution involving integrated engineering, procurement and construction management services (EPCM), and our ability to work together to again deliver world benchmark performance."

Aker Kvaerner Australia Managing Director, Mr Tom Quinn, said, "BP's decision to award us the EPCM contract is recognition of our breadth and depth of engineering, procurement and construction management people and systems."

"It is tremendously pleasing that we have another example of repeat business with a valued customer and we look forward to delivering further excellent results for BP during the implementation phase", he said.

The BP Kwinana Clean Diesel Project is on track to comply with new Australian Government regulations covering diesel product specifications involving investments for BP of approximately AUD 60million. The project must be operational in time to provide the new product at the point of sale by 1 January 2006.

ENDS

For further information please contact:

Business Development:
Mike Entwistle, Associate Director Downstream, Aker Kvaerner Australia. Tel: +61 3 9272 3158

Media:
Torbjorn Andersen, VP Group Communications, Aker Kvaerner. Tel: +1 713 270 3618

AKER KVÆRNER ASA, through its subsidiaries and affiliates ("Aker Kvaerner"), is a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner span a number of industries, including Oil & Gas production, Refining & Chemicals, Mining & Metals, Power, Pharmaceuticals & Biotechnology, and Pulping. Aker Kvaerner has aggregated annual revenues of approximately USD 4.5 billion and employs around 22,000 employees in more than 30 countries. The Aker Kvaerner group consists of a number of separate legal entities. Aker Kvaerner is used as the common brand/trademark for most of these entities. The parent company in the group is Aker Kværner ASA.

The **Oil, Gas, Process & Energy (OGPE)** business area of Aker Kvaerner specialises in the provision of process technology, design, engineering, project management, procurement and construction. With an annual turnover of US$1.14 billion, the OGPE business employs more than 5,400 people operating worldwide. It offers the complete range of services that are necessary to realise global projects from conception to start-up. These services include a portfolio of advanced process technologies, a full range of engineering studies (including bankable feasibility and environmental studies), total project management, engineering and design, procurement, construction, commissioning and maintenance services.

Aker Kvaerner Australia is a leading project management and engineering contractor, providing industrial clients throughout the oil & gas, refining, chemicals, power, non-ferrous metals, iron ore and steel industries with design and project management services and innovative technology solutions. Aker Kvaerner Australia is organised as a subsidiary under the business area Oil, Gas, Process & Energy.

Press release

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES NOR SHALL IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, AND THERE SHALL NOT BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.

FOR THE PURPOSE OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE "FSMA"), TO THE EXTENT THAT THIS PRESS RELEASE CONSTITUTES A FINANCIAL PROMOTION IN RESPECT OF THE ISSUE OF ANY SECURITIES, ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS DIRECTED ONLY AT (I) PERSONS WHO ARE INVESTMENT PROFESSIONALS WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) OF THE UNITED KINGDOM (THE "FINANCIAL PROMOTION ORDER"); OR (II) PERSONS WHO FALL WITHIN ARTICLES 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OF THE FINANCIAL PROMOTION ORDER; AND (III) ANY OTHER PERSONS TO WHOM THIS PRESS RELEASE CAN OTHERWISE LAWFULLY BE MADE UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"), AND MUST NOT BE ACTED ON OR RELIED UPON BY PERSONS OTHER THAN RELEVANT PERSONS. ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES.

Press release

12g3 number 82-3745

Not for publication, release or distribution in or into the United States

New agreement extends life of UK oil fields

5 April 2004 - Aker Kvaerner Operations and Amerada Hess have reached an agreement that will extend the life of four UK oil fields.

Extending the current scope of its support role with Amerada Hess, Aker Kvaerner Operations is to become the 'Duty Holder' for the AH001 platform, assuming management responsibility for the installation's day-to-day operations. The contract will run until the end of the platform's working life.

AH001 is located on the Amerada Hess operated Ivanhoe/Rob Roy fields, 110 miles north-east of Aberdeen. The installation also processes and exports oil from the Renee and Rubie fields, operated by Talisman. Aker Kvaerner Operations has been providing complete onshore support for the platform since October 2003, but the new deal will entail much greater involvement. Aker Kvaerner Operations specialises in managing the production operations, while subcontracting maintenance and modification work. Offshore, Aker Kvaerner Operations will seek to retain key skills and knowledge of platform personnel currently employed by Amerada Hess.

The extended arrangements and the targeted performance enhancements are regarded as being key to extending the AH001's working life beyond its previously anticipated shutdown date at the end of 2005. Aker Kvaerner Operations' Managing Director, Tore Nedregaard says the contract is a significant development for Aker Kvaerner Operations: "We concentrate on operations management and have developed an efficient business model that has proved to significantly cut overall costs of operating platforms.

"As North Sea fields reach maturity, the prospect of handing over operations responsibility to a company like us will be increasingly attractive. In this respect, we believe Amerada Hess is at the leading edge of what we think will be the industry norm in the future."

Amerada Hess and partner Talisman will retain ownership of the Ivanhoe and Rob Roy fields as well as the platform itself. George Hubbard, Operated Production Manager, Amerada Hess said: "The Ivanhoe-Rob Roy field development represents an outstanding success story for Amerada Hess and its partners. Originally estimated to contain recoverable reserves of 88

OSLO BØRS NewsWeb

Ticker: AKVR
Antall meldinger: 5
Fra: 01.02.
Meldingstype: ANDRE BØRSMELDINGER
Til: 20.04.

10.03.04 07:53 **AKVR REFINANCING OF AKER KVAERNER** andre børsmeldinger

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION IN OR INTO THE UNITED STATES.

Oslo 9 March 2004 - As previously stated, Aker Kvaerner is in the process of refinancing its three year debt. It will be partly refinanced with a combination of bank debt and international bonds within the oil and gas business of Aker Kvaerner. The bond offering is part of the reorganisation of the oil, gas, energy and process business of the Aker Kvaerner ASA group.

JPMorgan has been appointed as sole bookrunner for the bond offering. JPMorgan is also acting as financial advisor to Aker Kvaerner ASA in conjunction with the reorganisation and spin-off of the oil, gas energy and process business.

THIS PRESS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES AND THERE SHALL NOT BE ANY SALE OF ANY SECURITIES IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.
FOR THE PURPOSE OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE `FSMA`), TO THE EXTENT THAT THIS PRESS RELEASE CONSTITUTES A FINANCIAL PROMOTION IN RESPECT OF THE ISSUE OF ANY SECURITIES, ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS DIRECTED ONLY AT (I) PERSONS WHO ARE INVESTMENT PROFESSIONALS WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) OF THE UNITED KINGDOM (THE `FINANCIAL PROMOTION ORDER`); OR
(II) PERSONS WHO FALL WITHIN ARTICLES 49(2)(A) TO (D) (`HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.`) OF THE FINANCIAL PROMOTION ORDER; AND (III) ANY OTHER PERSONS TO WHOM THIS PRESS RELEASE CAN OTHERWISE LAWFULLY BE MADE UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS `RELEVANT PERSONS`), AND MUST NOT BE ACTED ON OR RELIED UPON BY PERSONS OTHER THAN RELEVANT PERSONS. ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.
THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES.
STABILISATION/FSA.`

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

12/3-04

12g3 number 82-3745

Notice of Annual General Meeting 2004

Aker Kværner ASA

AKER KVÆRNER ASA
NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given of the Annual General Meeting in Aker Kværner ASA to be held Friday 19 March 2004 at 14.00 hrs (Oslo time) in Ingeniørenes Hus Conference Center, Kronprinsensgate 17 in Oslo. Ballot papers will be distributed in the meeting room between 13:00 hrs and 14:00 hrs on the day of the Annual General Meeting.

The following issues will be considered and resolved:

1. **Opening of the Annual General Meeting, including appointment of a person to co-sign the minutes together with the Chairman.**

2. **Ordinary issues**
   - ***2.1. Information regarding the business***
   - ***2.2. Approval of Aker Kværner ASA and the Group consolidated annual accounts for 2003 and the Annual Report. The Board of Directors proposes that no dividends be paid for the financial year 2003.***
   - ***2.3. Stipulation of remuneration to the members of the Board of Directors for 2003***
   - ***2.4. Approval of remuneration to the members of the nomination committee for 2003***
   - ***2.5. Approval of the remuneration to the Auditor for 2003***
   - ***2.6. Election of members to the Board of Directors***
   - ***2.7. Election of members to the nomination committee***

3. **Extraordinary issues**

3.1. Information on the restructuring and refinancing

At the General Meeting, a more detailed presentation of the ongoing restructuring and refinancing of the Aker Kværner group will be given, hereunder the background for the merger of Aker Yards AS into the group. Further details on the merger will in addition be published prior to the General Meeting.

The basis for the resolutions proposed in items 3.2 to 3.7 is set out in more detail in appendix 1 to this notice. It is proposed to conduct a single vote on these items jointly.

3.2. Proposal to amend the Articles of Association – change of business name

The Board of Directors proposes to amend the Articles of Association § 1 to read:

"§ 1 Organisational form, place of business and name
The company is a public limited company with its registered office in Bærum. The name of the company is Kværner ASA."

It is proposed to give the Board of Directors proxy to decide when this amendment enters into force, yet it shall enter into force at the latest when Aker Kværner OGEP ASA is listed on the Oslo Stock Exchange"

3.3. Proposal to reduce the share premium reserve by transfer to other equity

The Board of Directors proposes that the General Meeting adopts the following resolution:

"NOK 2,500,000,000 is transferred from the share premium reserve to other equity."

3.4. Proposal to increase the share capital as a consequence of the merger between Aker Kværner Investments AS and Aker Yards AS

The Board of Directors proposes that the General Meeting adopts the following resolution:

"a) The share capital is increased by NOK 213,793,100 by subscription of 10,689,655 shares, each with a nominal value of NOK 20.

b) The shares are issued to the shareholders of Aker Yards AS and are considered subscribed when the general meeting of Aker Yards AS has adopted the merger plan dated 27. February 2004 between Aker Kværner Investments AS and Aker Yards AS. The preferential rights for existing shareholders are waived.

c) All of Aker Yards AS' assets, rights and obligations are transferred to Aker Kværner Investments AS as share contribution. The transfer is effective as of the date of registration of the merger between Aker Kværner Investments AS and Aker Yards AS in the Register of Business Enterprises. Simultaneously, Aker Kværner Investments AS will issue debt to Aker Kværner ASA in an amount equal to the equity transferred to Aker Kværner Investments AS in the merger, cf. the Limited Liability Companies Act § 13-2 second paragraph. The debt will be for NOK 1,550,000,000, equal to the nominal value of the issued shares, with the addition of share premium of NOK 1,336,206,900, prior to deduction of costs related to the capital increase.

d) The shares in the capital increase will be issued simultaneously as the merger between Aker Kværner Investments AS and Aker Yards AS is registered as effective in the Register of Business Enterprises.

e) The new shares are entitled to dividends as of the financial year 2003. Other rights connected to the shares will come into force when the capital increase is registered in the Register of Business Enterprises.

f) Implementation of this resolution is conditional upon the implementation of the merger between Aker Kværner Investments AS and Aker Yards AS and the reduction of share capital proposed in item 3.5. The resolutions shall become effective by simultaneous registration in the Register of Business Enterprises.

3.5. Proposal to reduce the share capital by redemption of shares and distribution of shares in Aker Kværner OGEP ASA and Aker Yards ASA

The Board of Directors proposes that the General Meeting adopts the following resolution:

"a) The share capital of the company is reduced by NOK 365,500,000 by redemption of 18,275,000 shares, each with a nominal value of 20.

b) The reduction amount NOK 365,500,000 with the addition of NOK 1,182,500,000 that is drawn from the share premium reserve and NOK 1,101,875,000 that is drawn from other equity, totalling NOK 2,649,875,000 is distributed to those shareholders that will have their shares redeemed in the following way:

i) A combination of shares in Aker Kværner OGEP ASA and Aker Yards ASA will be distributed, in the ratio of one share in the company equalling either one share in Aker Kværner OGEP ASA or one share in Aker Yards ASA

ii) The number of shares distributed in Aker Kværner OGEP ASA is limited, to the effect that Aker Kværner ASA, after implementation of a share capital increase in Aker Kværner OGEP ASA in March/April 2004, retain a number of shares equal to at least 50.1% of the share capital in Aker Kværner OGEP ASA. The number of shares distributed in Aker Yards ASA shall be at least 6.000.000.

iii) Within the limits set out above, the Board of Directors decides the number of shares that shall be distributed in Aker Kværner OGEP ASA and Aker Yards ASA respectively. In order to increase the free float of the shares in Aker Kværner OGEP ASA, the Board of Directors shall, however, seek to distribute as many shares as possible in Aker Kværner OGEP ASA. The shares will be divided between the shareholders accepting redemption, in order that each shareholder, to the extent possible, receives the same relative portion of shares in Aker Kværner OGEP ASA and Aker Yards ASA respectively.

iv) No fractions of shares in Aker Kværner OGEP ASA or Aker Yards ASA will be distributed. The number of shares in Aker Kværner OGEP ASA and Aker Yards ASA will be rounded to the closest whole share.

c) The Board of Directors shall prepare an offer to all shareholders to redeem their shares in accordance with this resolution, and shall determine more detailed terms and conditions for implementation. The redemption will be effective for shares that are accepted to be redeemed. If, however, the number of acceptances exceeds the number set out in letter a), the right of redemption will be limited, in order to give each shareholder equal relative rights to participate in the redemption, calculated by the ratio between the number of shares accepted for redemption by that shareholder and the total number of shares accepted for redemption.

d) Distribution of shares in Aker Kværner OGEP ASA will take place immediately after the capital reduction is registered as effective in the Register of Business Enterprises. Distribution of the shares in Aker Yards ASA will take place when Aker Yards ASA is listed on the Oslo Stock Exchange; such listing is intended to take place in the first six months of 2004, and in any event not later than 1 October 2004.

e) Implementation of this resolution is conditional upon implementation of the resolution to increase the share capital in item 3.4. The resolutions shall become effective by simultaneous registration in the Register of Business Enterprises. Furthermore, such consents from third persons and public authorities that the Board of Directors finds proper when considering the interests of the company and its shareholders when implementing the resolutions, must be given.

For implementation of the resolution of capital increase in item 3.4 and the resolution of capital reduction in item 3.5, the Board of Directors proposes that the General Meeting adopts the following resolution to amend the Articles of Association, to come into force upon implementation of the mentioned resolutions:

"§ 3 Share capital
The share capital of the company is NOK 742,427,020, divided into 37,121,351 shares of NOK 20. The shares of the company shall be registered in the Norwegian Registry of Securities."

3.6. *Proposal to authorise the Board of Directors to increase the share capital*
The Board of Directors proposes that the General Meeting adopts the following resolution:

"a) The Board of Directors is authorised to increase the share capital by up to NOK 74,242,702 by subscription of new shares.

b) The Board of Directors may set aside the shareholders' preferential rights to the new shares. The authorisation also includes share capital increase in connection with mergers and share contribution in kind. The authorisation may be used by one or more resolutions. The authorisation can also be used in the circumstances mentioned in the Stock Exchange Act § 5-15.

c) The authorisation replaces the authorisation given to the Board of Directors on 6 May 2003 and shall have a duration of two (2) years from the time of the General Meeting."

3.7. *Proposal that the Board of Directors be authorised to acquire own shares*
The Board of Directors proposes that the General Meeting adopts the following resolution:

"a) The Board of Directors is authorised to acquire own shares with an aggregate par value of up to NOK 74,242,702 equal to 10% of the Company's share capital. The authorisation also includes the acquisition of agreed pledge over own shares.

b) The highest and lowest price that may be paid per share is NOK 500 and NOK 1, respectively. The Board of Directors is free to decide the procedure for the acquisition and disposal of own shares.

c) The authorisation replaces the authorisation given to the Board of Directors on 6 May 2003 and shall have a duration of eighteen (18) months from the time of the General Meeting."

* * * * *

In accordance with the Articles of Association § 6 and the Public Limited Companies Act § 5-12, the Chairman of the Board of Directors Kjell Inge Røkke has appointed Øyvind Eriksen to open and chair the General Meeting.

The Notice of the Annual General Meeting is available by contacting Aker Kværner ASA's offices in Prof. Kohts vei 15, Lysaker, Norway, tel. +47 67 51 30 00.

Shareholders who wish to participate at the Annual General Meeting, either personally or by proxy, may notify by way of internet www.akerkvaerner.com. Alternatively, notice of attendance can be made via "Investorservice", a service offered by most registrars in Norway, or by returning the enclosed form of notice of attendance to Aker Kværner ASA, c/o Den norske Bank ASA, Verdipapirservice, Stranden 21, NO-0021 Oslo, Norway (faxnumber +47 22 48 11 71, +47 22 94 90 20 and +47 67 51 30 50). The notice must reach Aker Kvaerner no later than 15 March 2004 at 16:00 hrs (Oslo time). Anyone who is not registered within the deadline may be denied access to the Annual General Meeting. Proxy may, if desirable, be given to the Chairman of the Board of Directors, Kjell Inge Røkke.

The Annual Report with the auditor's report will be forwarded to all shareholders with known address separately.

Appendices:

Appendix 1: The basis for the proposal from the Board of Directors

Appendix 2: Confirmation from KPMG that there will be full coverage for the undistributable capital after the capital reduction

Appendix 3: Independent expert statement from Grant Thornton state authorised auditors regarding capital increase with contribution in kind

Appendix 4: Form of notice of attendance/form of proxy

27 February 2004
Aker Kværner ASA

The Board of Directors

THE BASIS FOR THE PROPOSALS FROM THE BOARD OF DIRECTORS

To item 3.1: Information on the restructuring and refinancing

In brief, the ongoing restructuring means that the oil/gas and engineering/construction business of the group is concentrated in a separate holding company, Aker Kværner OGEP ASA, which, according to the plan, will be accepted for a separate listing on the Oslo Stock Exchange in April 2004. At the same time, it is proposed that this company continues under the name Aker Kværner ASA. The shipbuilding business will be concentrated in another holding company, Kværner Yards ASA, which will adopt the name Aker Yards ASA. It is the intention to seek listing of this company, Aker Yards ASA, sometime in the second quarter of 2004. The remaining business of the group, that does not form part of Aker Kværner OGEP ASA or Aker Yards ASA, will be continued in today's holding company, under the name Kværner ASA, cf. item 3.2 in the Notice. In addition, this company will as a starting point hold a minimum of 50.1% of the shares in Aker Kværner OGEP ASA and Aker Yards ASA. The company will remain as a listed company.

The equity of the company is mainly undistributable, in form of share capital and share premium reserve. In the Board of Directors' view, the conversion of parts of the share premium reserve into other equity, cf. item 3.3, will give the company a more adequate capital structure.

As a part of the establishment of a separate sub-group for the ship building business, an agreement has been made to merge the business of Aker Yards AS into the company Aker Kværner Investments AS, a wholly owned subsidiary of Aker Kværner ASA. The merger is conducted as a three-party merger, entailing that the shareholders in Aker Yards AS receive consideration in the merger by way of shares in Aker Kværner ASA. The merged business will then be concentrated in Aker Yards ASA, which then also will own Masa-Yards and the part of Aker Ostsee.

As substantial parts of the group's business is concentrated in separate holding companies as described, the Board of Directors finds it appropriate to give the shareholders of Aker Kværner ASA the opportunity to exchange a part of their shares into shares in the new holding companies. In line with this, the Board proposes to reduce the share capital by redemption of shares and distribution of shares in the new holding companies, cf. item 3.5.

Finally, the Board of Directors proposes to renew the authorisation to increase the share capital and the authorisation to acquire own shares in the company, that was given to the Board of Directors in the General Meeting 6 May 2003, cf. item 3.6 and 3.7.

To item 3.4: Proposal to increase the share capital as a consequence of the merger between Aker Kværner Investments AS and Aker Yards AS

The Boards of Directors in Aker Kværner Investments AS (a wholly owned subsidiary of Aker Kværner ASA) and Aker Yards AS (a subsidiary of Aker RGI Holding AS, a company controlled by the Chairman of the Board, Kjell Inge Røkke) have agreed upon a joint plan for the merger of Aker Kværner Investments AS and Aker Yards AS, in which Aker Kværner Investments AS will assume all assets, rights and obligations of Aker Yards AS. The shareholders in Aker Yards AS will receive shares in Aker Kværner ASA as consideration in the merger. The consideration shares will be issued in a capital increase in Aker Kværner ASA directed towards the shareholders in Aker Yards AS.

Aker Kværner ASA will, as a result of the merger between Aker Kværner Investments AS and Aker Yards AS, increase the share capital by NOK 213,793,100 by issuing 10,689,655 new shares. The shares are subscribed by the shareholders in Aker Yards AS in connection with the adoption of the merger plan in Aker Yards AS. For further details regarding the subscription of the new shares, reference is made to the merger plan.

To item 3.5: Proposal to reduce the share capital by redemption of shares and distribution of shares in Aker Kværner OGEP ASA and Aker Yards ASA

As stated in item 3.1, the Board of Directors proposes that the shareholders of the company are given the opportunity to exchange their shares in the company for shares in the subsidiaries Aker Kværner OGEP ASA and Aker Yards ASA. The implementation of the exchange is proposed to be done by reduction of the share capital in the company by redemption of a fixed number of shares. Shareholders accepting to redeem their shares will receive as consideration, shares in Aker Kværner OGEP ASA and Aker Yards ASA. Should the proposal be adopted, an offer memorandum describing closer the companies involved and the consequences of an acceptance of the offer, will be prepared by the Board of Directors. Moreover, the offer memorandum will describe in more detail the terms and conditions of the offer, including the deadline for acceptance of the offer.

The current number of shares in Aker Kværner ASA (before the capital increase and the exchange, cf. items 3.4 and 3.5) is 44,706,696. The number of shares in Aker Kværner OGEP ASA before the capital increase in March/April 2004 will be 38,875,388 and the number of shares in Aker Yards ASA will be 20,602,164. The number of shares in the respective companies is based on performed valuations of the businesses, giving a value per share in the respective companies of NOK 145. This equals the value of Aker Kværner ASA that forms the basis for the exchange offer.

In connection with the proposal to increase the share capital in item 3.4, the proposal to reduce the share capital will not reduce the undistributable capital of the company.

The redemption resolution comprises a fixed number of shares. If the number of acceptances exceeds the number of shares that are comprised by the redemption resolution, it is proposed to give the shareholders a proportional right to participate in the redemption. To the extent that certain shareholders do not wish to participate in the offer, the accepting shareholders will be able to redeem a relatively higher portion of their shares. The main shareholder of the company, Aker Maritime ASA, has declared that it will not participate in the redemption offer in competition with the other shareholders that desire to redeem their shares. However, in the event of the number of shares being accepted for redemption by the other shareholders does not match the total number of shares comprised by the redemption resolution, it is Aker Maritime ASA's intention to accept the redemption for a portion of its shares, to the extent it is necessary to achieve the total number of shares adopted to be redeemed, 18.275.000.

To item 3.6: Proposal to authorise the Board of Directors to increase the share capital

In the ordinary General Meeting held 6 May 2003, the Board of Directors was given authorisation to increase the share capital of the company by a maximum of NOK 89,413,391 by issuance of new shares. The authorisation has not been employed and the Board of Directors proposes that it be renewed and adjusted in accordance with the new share capital of the company. The reason is as before, that the Board of Directors should be able to, efficiently, implement acquisitions or mergers, in part or in whole of other businesses towards consideration in shares in situations where the Board of Directors finds this in the best interests of the company, as well as issuance of shares to employees in Aker Kværner ASA and other group companies as part of incentive schemes for the employees. The authorisation can, however, also be used for other purposes. As such, the proposal implies that the preferential rights for existing shareholders are waived.

To item 3.7: Proposal that the Board of Directors be authorised to acquire own shares

In the ordinary General Meeting held 6 May 2003, the Board of Directors was given authorisation to acquire own shares in the company, with a total nominal value of NOK 89,413,931 equalling 10% of the share capital of the company. The authorisation has not been employed, and the Board of Directors propose that it be renewed and adjusted in accordance with the new share capital of the company. The reason is as before, that acquisition of own shares in the Board of Directors' view, is desirable in certain situations. Such acquisitions can, as an example, be an alternative or a supplement to issuance of new shares in connection with acquisition of businesses of other assets, and in connection with fulfilment of the company's obligations under possible stock- or option programs for the employees of the company.

Appendix 2

KPMG

KPMG AS

P.O. Box 7000 Majorstuen
N-0306 Oslo

KPMG Huset – Sørkedalsveien 6
N-0369 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
www.kpmg.no
Enterprise NO 935 174 627 MVA

Til generalforsamlingen i Aker Kværner ASA

Bekreftelse ved kapitalnedsettelse i Aker Kværner ASA

Vi bekrefter at det etter kapitalnedsettelse i Aker Kværner ASA med NOK 365.500.000, fra NOK 894.133.920 til NOK 528.633.920, samt overkurs på NOK 1.182.500.000, er dekning for den gjenværende aksjekapital og bunden egenkapital forøvrig.

Bekreftelsen er avgitt med grunnlag i styrets forslag til årsregnskap for 2003 og er betinget av at dette regnskapet godkjennes av generalforsamlingen 19 mars 2004.

Oslo, 3. mars 2004
KPMG AS

Ole M. Klette
Statsautorisert revisor

Grant Thornton
STATSAUTORISERTE REVISORER DA

Til Generalforsamlingen i Aker Kværner ASA

Vi er av styret i Aker Kværner ASA engasjert som uavhengig sakkyndig for å avgi en redegjørelse etter allmennaksjeloven (ASAL) § 10-2 JF 2-6. Bakgrunnen for redegjørelsen er at Aker Kværner ASA som morselskap for Aker Kværner Investments ASA skal yte vederlag etter ASAL § 13-2 annet ledd til aksjeeierne i Aker Yards AS.

I henhold til felles fusjonsplan av 27 februar 2004 mellom selskapene Aker Kværner Investments AS ONR 986 581 383, overtakende selskap, og Aker Yards AS ONR 977 557 747, overdragende selskap, foreslår styrene at selskapene fusjoneres.

Fusjonen gjennomføres ved at selskapet Aker Yards AS overdrar som helhet eiendeler, rettigheter og forpliktelser til Aker Kværner Investments AS. Aksjonærene i Aker Yards AS mottar 10.689.655 nyemitterte aksjer i Aker Kværner ASA i forbindelse med fusjonen. Vederlaget for nevnte emisjon tilveiebringes ved at det etableres en fordring mot Aker Kværner Investments AS på NOK 1.550.000.000. Fordringen er vurdert til sitt pålydende. Bakgrunnen for fordringen er en nåverdiberegning av forventede fremtidige kontantstrømmer som konsernet Aker Yards AS vil generere til dets eiere. Beregningen er foretatt ved å vurdere konsernet Aker Yards AS som en stand alone entity. Videre er det ikke foretatt avsetning for mulig latent skatt som følge av at overdragende selskap i fusjonen har en annen skattemessig verdi på sine aktiva enn pålydende av fordringen. Verdiberegningen er foretatt av Fondsfinans ASA. Etter vår oppfatning er beregningen og forutsetningene for beregningen basert på anerkjente bedriftsøkonomiske prinsipper.

Det har ikke vært særlige vanskeligheter med fastsettelsen av vederlaget.

Etter styrets vurdering er bytteforholdet mellom Aker Kværner Investments AS og Aker Yards AS rimelig og saklig begrunnet.

Vi bekrefter at fordringen kan oppføres i balansen til en verdi som minst tilsvarer pålydende av aksjene som utstedes som vederlag med NOK 213.793.100 med tillegg av overkurs NOK 1.336.206.900 før fradrag for eventuelle omkostninger forbundet med emisjonen.

Oslo, 27. februar 2004

Med vennlig hilsen
Grant Thornton SR DA

Frede Baumann
Statsautorisert revisor

Bogstadveien 30
N-0355 Oslo
Telefon +47 22 20 04 00
Telefax +47 22 20 04 10
E-mail: gt@grant.thornton.no
www.grant.thornton.no
Foretaksnr. 965 389 873

Typesetting and print: Kampen Grafisk AS

AKER KVÆRNER™

Aker Kværner ASA

Prof. Kohts vei 15
P.O. Box 169
NO-1325 Lysaker, Norway

Tel: +47 67 51 30 00
Fax: +47 67 51 30 10

www.akerkvaerner.com

12g3 number 82-3745

OSLO BØRS NewsWeb

Ticker: AKVR
Antall meldinger: 5
Fra: 01.02.2
Meldingstype: ANDRE BØRSMELDINGER
Til: 20.04.2

12.03.04 11:27 **AKVR REFINANCING STRUCTURE TAKES SHAPE** andre børsmeldinger

Not for publication, release or distribution in or into the United States

As part of the ongoing refocusing of the Aker Kvaerner group, the financing structure is now taking shape. Approx EUR 150 million of bank debt is in the process of being firmed up, and a further approx EUR 250 million will be raised in an international bond offering with investor presentations starting today.

Each of the new entities within the new structure will have independent financing agreements. The following financing activities are currently ongoing:

Senior bank facility of approx EUR 150 million
- Barclays Capital, DnB NOR Bank ASA and Nordea Bank Norge ASA have been mandated to arrange a revolver/term loan facility for Aker Kværner AS, a company holding all the oil and gas entities within the group.
- The facility will be raised among approx eight core banks of the future separately listed Aker Kværner ASA reducing the number of banks from currently approx 30.

An international bond offering of approx EUR 250 million
- JPMorgan has been mandated as sole book-running manager. Barclays Capital, Nordea and SG Corporate and Investment Banking have joined as co-managers for Aker Kværner AS.
- As preparation for this bond offering Aker Kværner AS has obtained a rating from Fitch of BB. The offering will be made as Second Priority Lien Notes due 2011.

Change of borrower existing 10-year subordinated debt
- The process of change of borrower of the outstanding subordinated debt of approx NOK 4 billion from the current Aker Kværner ASA to Aker Kværner OGEP ASA (the new Aker Kværner ASA) is well underway. A presentation to bondholders was held on 10 March, and as previously informed a Bond Holders Meeting is scheduled for 17 March in Oslo.

Change of parent company guarantee for existing bonding providers
- The refinancing of the existing debt at Aker Kværner AS level is subject to existing bonding providers giving consent to change of guarantor from Kværner ASA. Such consent in principle has been received from relevant bonding providers.

ENDS

For further information, please contact:

Media:
Geir Arne Drangeid, SVP Group Communications, Aker Kvaerner. Tel: +47 913 10 458

Investor relations:
Tore Langballe, Vice President, Aker Kvaerner, Group Comms. Tel: +47 67 51 31 06

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES NOR SHALL IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, AND THERE SHALL NOT BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.
FOR THE PURPOSE OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE `FSMA`), TO THE EXTENT THAT THIS PRESS RELEASE CONSTITUTES A FINANCIAL PROMOTION IN RESPECT OF THE ISSUE OF ANY SECURITIES, ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS DIRECTED ONLY AT (I) PERSONS WHO ARE INVESTMENT PROFESSIONALS WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) OF THE UNITED KINGDOM (THE `FINANCIAL PROMOTION ORDER`); OR (II) PERSONS WHO FALL WITHIN ARTICLES 49(2)(A) TO (D) (`HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.`) OF THE FINANCIAL PROMOTION ORDER; AND (III) ANY OTHER PERSONS TO WHOM THIS PRESS RELEASE CAN OTHERWISE LAWFULLY BE MADE UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS `RELEVANT PERSONS`), AND MUST NOT BE ACTED ON OR RELIED UPON BY PERSONS OTHER THAN RELEVANT PERSONS. ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES.

Call for bondholders meeting
3 March 2004.

12g3 number 82-3745

Information Memorandum

This information memorandum contains a presentation of

Aker Kværner OGEP ASA and Aker Kværner ASA

in connection with the Bondholder Meeting to be held 17 March 2004

for all Bondholders in the Bond Issue

Aker Kværner ASA Subordinated Open Bond Issue 2002/2011

ISIN NO 001 012883.8
ISIN NO 001 012884.6
ISIN NO 001 012885.3

Prepared by

DnB NOR
Markets

The date of this Information Memorandum is 3 March 2004

Important Information

For the avoidance of doubt, this Information Memorandum does not constitute an offer or invitation to any person to purchase or sell any securities in any entity.

Certain statements in this Information Memorandum are forward-looking. Such forward-looking statements and information are based on the beliefs of OGEP's and Aker Kværner's management or assumptions based on information available to OGEP and Aker Kværner. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, are intended to identify forward-looking statements. Such forward-looking statements reflect the current views of OGEP and Aker Kværner or its management with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of OGEP to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks or uncertainties associated with OGEP's products, technological development, growth management, relations with customers and, more generally, general economic and business conditions, changes in domestic and foreign laws and regulations (including those of the European Union), taxes, changes in competition and pricing environments, and other factors referenced in this document. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this document as anticipated, believed, estimated or expected.

This Information Memorandum is subject to Norwegian law. Any dispute arising in respect to this Information Memorandum is subject to the exclusive jurisdiction of the Norwegian courts.

This Information Memorandum has not been and is not required to be controlled or approved by Oslo Stock Exchange or any other stock exchange or governmental authority.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION IN OR INTO THE UNITED STATES.

THIS INFORMATION MEMORANDUM IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES NOR SHALL IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, AND THERE SHALL NOT BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.

FOR THE PURPOSE OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE "FSMA"), TO THE EXTENT THAT THIS INFORMATION MEMORANDUM CONSTITUTES A FINANCIAL PROMOTION IN RESPECT OF THE ISSUE OF ANY SECURITIES, ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS INFORMATION MEMORANDUM IS DIRECTED ONLY AT (I) PERSONS WHO ARE INVESTMENT PROFESSIONALS WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) OF THE UNITED KINGDOM (THE "FINANCIAL PROMOTION ORDER"); OR (II) PERSONS WHO FALL WITHIN ARTICLES 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OF THE FINANCIAL PROMOTION ORDER; AND (III) ANY OTHER PERSONS TO WHOM THIS INFORMATION MEMORANDUM CAN OTHERWISE LAWFULLY BE MADE UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"), AND MUST NOT BE ACTED ON OR RELIED UPON BY PERSONS OTHER THAN RELEVANT PERSONS. ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS INFORMATION MEMORANDUM IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THIS INFORMATION MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES.

Table of Contents

Definitions

The following definitions apply in this Information Memorandum unless dictated otherwise by the context:

Aker Kværner	-	Aker Kværner ASA (to be renamed Kværner ASA).
Aker Kværner Group	-	Aker Kværner and its subsidiaries.
Aker Yards	-	Kværner Yards ASA, to be renamed Aker Yards ASA and to be the parent of combined shipbuilding activities, except Kvaerner Philadelphia Shipyard Inc.
The Bond Issue/the Bonds	-	Kværner ASA Subordinated Open Bond Issue 2002/2011, ISIN NO 001 012883.8, ISIN NO 001 012884.6 and ISIN NO 001 012885.3. (Kværner ASA was the former name of Aker Kværner ASA.)
Bondholders	-	The holders of the Bonds at any time, each individually a "Bondholder".
Bondholders' Representative	-	Norsk Tillitsmann ASA, a Norwegian public limited liability company acting as bond agent/trustee to the Bondholders.
The Company	-	Aker Kværner.
DnB NOR Markets	-	A part of DnB NOR Bank ASA.
E&C	-	The engineering and construction business of the OGEP Group.
E&C Group	-	Aker Kværner E&C Group AS and its subsidiaries.
EBIT	-	Earnings before interest and taxes.
EBITA	-	Earnings before interest, taxes and amortisation.
EBITDA	-	Earnings before interest, taxes, depreciation and amortisation.
EUR	-	Euro, the single currency for the member states of the European Union.
FDE	-	The business area Field Development Europe.
Information Memorandum	-	This document dated 3 March 2004.
ISIN	-	International Securities Identification Number.
Loan Agreement	-	The Loan Agreement between Aker Kværner and Norsk Tillitsmann on behalf of the Bondholders in Bond Issue Kværner ASA Subordinated Open Bond Issue 2002/2011 dated 2nd January 2002 and as amended.
MMOE	-	The business area Maintenance, Modification and Operations Europe.
NOK	-	Norwegian kroner, the lawful currency of the Kingdom of Norway.

O&G I	-	Aker Kværner O&G Group AS, a subsidiary of OGEP.
O&G II	-	Aker Kværner AS, to become a subsidiary of O&G I.
Offering	-	Issuance of new shares in OGEP.
Oil & Gas	-	The Oil and Gas business of the OGEP Group.
OGEP and/or the Borrower and/or Issuer	-	Aker Kværner OGEP ASA (to be renamed Aker Kværner ASA), being the holding company for all oil and gas and engineering and construction businesses.
OGEP Group	-	OGEP and its subsidiaries.
OGPI	-	The business area Oil, Gas & Process International.
Oslo Børs	-	Oslo Børs ASA (the Oslo Stock Exchange).
P&T	-	The business area Product and Technologies.
Subsea	-	The business area Subsea.
USD	-	United States dollars, the lawful currency of the United States of America.

Responsibility statements

This Information Memorandum has been prepared to provide the Bondholders with information to enable them to make an educated decision on the request from Aker Kværner ASA and Aker Kværner OGEP ASA to approve a change of issuer under the Bond Issue from Aker Kværner ASA to Aker Kværner OGEP ASA.

Aker Kværner ASA

To the best knowledge and belief of the management of Aker Kværner ASA, the information contained in this Information Memorandum relating to Aker Kværner is in all material respects in accordance with the facts and contains no omissions likely to affect the evaluation of Bondholders of the request for a change of issuer under the Bond Issue. Market conditions and future prospects have been appraised on the basis of best judgement.

Lysaker, 3 March 2004

Aker Kværner ASA

Aker Kværner OGEP ASA

To the best knowledge and belief of the management of Aker Kværner OGEP ASA, the information contained in this Information Memorandum relating to OGEP is in all material respects in accordance with the facts and contains no omissions likely to affect the evaluation of Bondholders of the request for a change of issuer under the Bond Issue. Market conditions and future prospects have been appraised on the basis of best judgement.

Lysaker, 3 March 2004

Aker Kværner OGEP ASA

Disclaimer

DnB NOR Markets

DnB NOR Markets has not separately verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by DnB NOR Markets as to the accuracy or completeness of the information contained in this Information Memorandum or any other information supplied in this connection. The statements made in this paragraph are without prejudice to the respective responsibilities of Aker Kværner ASA and Aker Kværner OGEP ASA. Each person receiving this Information Memorandum acknowledges that such person has not relied on DnB NOR Markets nor on any person affiliated with it in connection with its investigation of the accuracy of such information or its investment decision.

Oslo, 3 March 2004

DnB NOR Markets a part of
DnB NOR Bank ASA

1 Executive Summary

On 1 March 2004, Aker Kværner ASA announced a total reorganisation, refinancing and recapitalisation proposal (the "Reorganisation Plan") for the Aker Kværner Group. The Reorganisation Plan includes inter alia a request to all Bondholders to accept a change of issuer under the Bond Issue from Aker Kværner to OGEP.

The background for the reorganisation is the need to refinance the senior debt maturing 31 December 2004 , and the advantages of creating two strong industrial groups focused on operational matters; the Oil & Gas and E&C units organised under the OGEP holding company (to be renamed Aker Kværner ASA) and shipbuilding to be merged into Aker Yards. The reorganisation of the operating units necessitates a corresponding reallocation of the external debt to the entities with stable earnings power to serve the debt. Consequently, the refinancing assumes the following two changes in the debt structure:

- The 3 year senior debt will be refinanced within the Oil & Gas group of companies
- The Bond Issue is proposed to be moved to OGEP

The financing of Kvaerner Masa-Yards was restructured already in 2003 with a similar stand-alone facility.

This Information Memorandum is prepared to assist the Bondholders in achieving a better understanding of the industrial and financial implications of the overall Reorganisation Plan including information about the proposed new issuer and the rationale for the suggested change of issuer.

The Reorganisation Plan of Aker Kværner includes the following key elements:

- creation of the OGEP Group, comprising of the Oil & Gas and E&C businesses of the Aker Kværner Group, with OGEP as the parent for all of the operating subsidiaries within these businesses,
- refinancing of the existing senior debt of Aker Kværner within a stand alone Oil & Gas business area,
- change of issuer under the Bond Issue from Aker Kværner to OGEP,
- equity offering in OGEP with a subsequent listing on Oslo Børs,
- merger between Aker Kværner's shipbuilding activities (comprising Kvaerner Masa-Yards and Aker Kværner's ownership in Aker Ostsee) and the shipbuilding company Aker Yards AS, with a subsequent listing on Oslo Børs
- exchange offer where existing shareholders will be offered to partially exchange existing shares into OGEP and Aker Yards shares

The new corporate structure of Aker Kværner following the reorganisation can be illustrated as follows (the new names in brackets):


Listed
Aker Kværner ASA
(t.b.r. Kværner ASA)
To be listed
2002-2011 subordinated bond issue
Aker Kværner OGEP ASA
(t.b.r. Aker Kværner ASA)
To be listed
Kværner Yards ASA
(t.b.r. Aker Yards ASA)
AK O&G Group AS
"O&G I"
AK E&C Group AS
New senior debt
Aker Kværner AS
"O&G II"
O&G Operating Companies
E&C Operating Companies

Figure 1 – Aker Kværner structure chart

The Company believes that the Reorganisation Plan will improve the position of the Bondholders through:

- Establishment of a focused group containing the Oil & Gas and E&C businesses of Aker Kværner; OGEP; with separate management teams and with readily realisable values
- Equity offering in OGEP, which ensures visibility of Oil & Gas and E&C business values
- Credit risk directly linked to the assets and cash generation of the Oil & Gas and E&C businesses, which represent about 80% of total revenues and 100% of total EBITDA of the Aker Kværner Group in 2003
- Increased predictability of earnings.

For additional information, please visit the Company's web site:

www.akerkvaerner.com

2 The change of issuer from Aker Kværner ASA to Aker Kværner OGEP ASA

2.1 Introduction

The Aker Kværner Group has, since the financial restructuring in 2002, undergone substantial changes. The financial strength of the group has been regained and the underlying operations and operating systems have improved significantly. In addition, the historic fragmented and complex legal structure of the group has been simplified and aligned with its operational structure. Based on these improvements, the group is now prepared to conclude a strategic reorganisation plan.

This reorganisation will create two strong industrial groups, one with OGEP as parent company with activities within oil, gas, energy and process, and one shipbuilding group. The Bond Issue is proposed to be moved to OGEP.

OGEP is a Norwegian public limited company wholly owned by Aker Kværner. In connection with the contemplated reorganisation of the Company, OGEP has applied for listing of its shares on Oslo Børs and will conduct a public offering. After completion of the Offering and subsequent exchange offer, Aker Kværner will own at least 50 per cent of OGEP.

Aker Kværner's current financial indebtedness was restructured in January 2002, in form of senior loans in the aggregate equivalent amount of approximately NOK 3 billion, due on 31 December 2004 and in form of subordinated loans in the aggregate principal amount of approximately equivalent NOK 4 billion, due in 2011.

The senior financial indebtedness of Aker Kværner amounting to approximately NOK 3 billion will be refinanced with O&G II as the new borrower. The refinanced senior debt will have tenors up to 7 years.

As part of the reorganisation, the Company has approached the Bondholders' Representative in order to obtain the Bondholders' approval for a change of issuer under the Bond Issue from Aker Kværner to OGEP. According to the Loan Agreement such consent requires 2/3 majority of the Bonds represented at a Bondholders' meeting. A Bondholders' meeting is summoned by the Bondholders Representative and will be held in Oslo on 17 March 2004 at 1300 hours. Prior to this, an information meeting will be held on 10 March 2004 at 1400 hours. Aker Kværner has requested a similar consent from holders of the subordinated notes due 2011 issued to certain US investors in January 2002.

This Information Memorandum is prepared solely to assist the Bondholders to better understand the rationale for the proposed change of borrower from Aker Kværner to OGEP. Bondholders are requested to give their consent to the proposed amended terms and conditions to the Loan Agreement as described in more detail below.

All Bondholders should consult with tax advisors as to whether a change of issuer under the Bond Issue will be a taxable event.

2.2 The amended terms and conditions of the Bonds

The Bondholders will be asked to vote in favour of the following proposed resolution (which may be amended or supplemented on or before the time of the Bondholders' meeting):

> *Norsk Tillitsmann ASA as the Bondholders' Representative is authorised to enter into an amendment agreement for the loan agreement for "Kværner ASA Subordinated Open Bond Issue 2002/2011" (the "Loan Agreement") amending the following terms and conditions of the Loan Agreement:*
>
> 1. *OGEP ASA shall be the Issuer.*
>
> 2. *A new provision shall be inserted to read as follows:*
>
>   *"The Issuer shall remain a holding company only holding the shares of Aker Kværner O&G Group AS and Aker Kværner E&C Group AS and shall not hold any financial indebtedness other than financial guarantee securing obligations of its subsidiaries."*

3. *A new provision shall be inserted to read as follows:*

"The Issuer shall not pledge any of its directly held assets other than a pledge of shares in Aker Kværner O&G Group AS and Aker Kværner E&C Group AS securing a guarantee from the Issuer in favour of (i) revolving credit facility- and term loan lenders, swap providers and bondsmen in Aker Kværner O&G Group AS and Aker Kværner AS and their subsidiaries and (ii) bondsmen in Aker Kværner E&C Group AS and its subsidiaries."

4. *A new provision shall be inserted to read as follows:*

"The Issuer shall procure that no member of the E&C Group shall be party to a merger or an acquisition without the prior written consent of the Bondholders' Representative, other than (i) intra E&C Group mergers or acquisitions and (ii) mergers and/or acquisitions where the merger or acquisition does not have a material adverse effect on the Issuer's ability to perform its obligations under the Loan Agreement."

5. *The existing provision in 13.1 (e) shall be amended to read as follows:*

"The Issuer undertakes not to make within a calendar year, a dividend payment to its shareholders that constitutes more than 50% of net profits after taxes on a consolidated basis (no more than 75% of profits arising from any asset sale outside the ordinary course of business shall be taken into consideration in the calculation of net profits) but excluding any profits arising from repurchase of Bonds or Notes".

6. *The Bondholders' Representative shall be entitled to make the necessary changes in the Loan Agreement to accomplish and execute the above and to i.a. accommodate the provisions in 13.1 of the Loan Agreement to the above resolution.*

The resolution is conditional upon the Bondholders' Representative having received each of the following in form an substance satisfactory to it:

a) *Amendment Agreement duly executed,*

b) *an accountant's report, confirming the pro forma 31 December 2003 combined accounts of Aker Kværner OGEP ASA and the business units to be owned by Aker Kværner OGEP ASA subsequent to the reorganisation of the Aker Kværner ASA group, prepared by Aker Kværner ASA's auditors. The report shall evidence that the balance sheet of Aker Kværner OGEP ASA and the OGEP Group does not deviate in a material respect from the balance disclosed to the Bondholders' Meeting on 17 March 2004;*

d) *evidence that the OGEP Group has obtained refinancing facilities of all senior debt and bonding obligations on a stand- alone basis in relation to other parts of the Aker Kværner Group,*

e) *evidence that Aker Kværner OGEP ASA will be listed on Oslo Stock Exchange.*

The Bondholders' Representative shall be entitled to waive the foregoing requirements or to grant indulgence as to time of delivery.

The above terms and conditions will be documented in an amendment agreement to be executed by the Bondholders' Representative on behalf of the Bondholders and OGEP.

2.3 Benefits of changing issuer

- ***Prerequisite for refinancing***

The reorganisation of the group into focused stand-alone sub-groups is a prerequisite for successful refinancing. The external debt must be allocated to match the operating structure. Refinancing and the proposed reorganisation should benefit all stakeholders through improved overall financial strength and a strong industrial focus.

- ***Creditor position***

The Bondholders' exposure will be moved closer to the cash generation and underlying values of the Oil & Gas and E&C business.

- ***Debt service capability***

OGEP is expected to have a stable and solid EBITDA generating power. In 2003, consolidated OGEP pro forma financials showed an EBITDA approximately equal to the corresponding EBITDA figure for the Aker Kværner Group.

- ***Realisable holding company structure***

The legal structure established within OGEP implies two holding companies owning all the operating companies within Oil & Gas and E&C. In an unforeseen default scenario, this structure facilitates the realisation of values for the creditors.

- ***Direct credit exposure towards OGEP - a leading player in the global Oil & Gas and E&C business***

The proposed reorganisation of Aker Kværner creates a foundation for further development and will position OGEP as a leading provider in its industries. OGEP will maintain world-class capabilities and be one of few providers in the oil service industry of total solutions from reservoir to processing facilities based on unique product and technology base for both onshore, offshore and subsea. OGEP is a global player with strong niche positions and strong and long-standing customer relationships. OGEP has over the last years implemented state-of-the-art risk management systems and engaged a dedicated and focused management team with broad industry experience.

- ***Stand alone structure***

OGEP will be based on a stand-alone structure, which could lead to an improved market value of the equity in OGEP.

- ***Improved capitalisation and listing of OGEP on Oslo Børs***

A successful Offering will prove a strong market support to the OGEP Group as well as securing the company growth opportunities in the future. An equity listing on Oslo Børs will secure all stakeholders adequate transparency and ensure compliance with investor relation requirements as well as making the underlying values of the OGEP Group more visible.

3 Comparison of Aker Kværner ASA vs Aker Kværner OGEP ASA[1]

(MNOK)	2002			2003		
	Aker Kværner	OGEP	Share OGEP	Aker Kværner	OGEP	Share OGEP
Revenue	45 004	34 950	78 %	38 986	31 235	80 %
EBITDA	1 380	564	41 %	1 024	1 003	98 %
% margin	3,1 %	1,6 %	n/a	2,6 %	3,2 %	n/a
Cash and short term inv	4 924	2 771	56 %	6 517	3 776	58 %
Total assets	30 683	18 845	61 %	31 239	19 387	62 %
Equity (incl minority interest)	8 472	1 721	20 %	7 979	1 947	24 %
Senior debt	4 569	3 642	80 %	4 224	3 133	74 %
Senior debt/EBITDA	3,3x	6,5x	195 %	4,1x	3,1x	76 %

Table 1 – Key financials

In 2002 E&C showed a negative EBITDA of NOK 370 million, which through successful and sustainable restructuring efforts was turned into a positive EBITDA of NOK 300 million in 2003.

In 2003, a total of 80% of Aker Kværner Group's turnover of NOK 39 billion was generated by OGEP and its subsidiaries. Kvaerner Masa-Yards accounted for approx. 16% of Aker Kværner Group's turnover. On the EBITDA side, OGEP accounted for approx. 100% of the total EBITDA of NOK 1 billion. The remaining group companies generated an aggregate EBITDA of NOK 21 million. Taking into account Kvaerner Masa-Yards' EBITDA of NOK 824 million, businesses outside OGEP and Kvaerner Masa-Yards generated a negative EBITDA of NOK 803 million. 88% of this negative EBITDA is attributable to Kvaerner Philadelphia Shipyard Inc, which in 2003 showed a negative EBITDA of NOK 700 million. The figure below sets out the 2003 turnover and EBITDA split for Aker Kværner's main businesses.


Turnover by business, 2003
MNOK
45 000
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
31 235
6 152
38 986
80%
OGEP ASA
Masa-Yards
Other
Aker Kværner ASA
EBITDA by business, 2003
MNOK
2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
1 003
824
-803
1 024
98%
OGEP ASA
Masa-Yards
Other
Aker Kværner ASA

Figure 2 – Revenue and EBITDA split

Total assets of the Aker Kværner Group are about NOK 31 billion of which OGEP accounts for approximately 60%. The cash position in the Aker Kværner Group at year-end 2003 is in excess of NOK 6.5 billion. OGEP (pro-forma year-end 2003 figures) has a cash position of about NOK 3.8 billion, including cash from the proposed Offering.

A comparison of the book equity of the Aker Kværner Group and OGEP indicates a lower book equity ratio in OGEP. However, the book equity of Aker Kværner includes an unrecognised net loss on pension liabilities. Recognition of these pension liabilities would reduce the equity ratio in Aker Kværner. In addition, Aker Kværner is exposed to contingent liabilities relating to Sea Launch, the Philadelphia shipyard and EU commission claims together with other legal issues, as further described in section 4 in this Information Memorandum and in the Aker Kværner annual report for 2003.

[1] The 2002 numbers for Aker Kværner are pro forma, including activities of Aker Maritime ASA merged with Aker Kværner in 2002. OGEP numbers are preliminary pro-forma unaudited numbers, prepared to illustrate how key financial information could have been presented if the legal structure and organisation of OGEP had been in place at these dates. 2003 EBITDA figure for Aker Kværner ASA excludes amortisation of pensions

Based on market values, the equity value of Aker Kværner is approx. NOK 6.3 billion[2] implying a market-adjusted equity ratio of approximately 20%. This ratio is lower than the book equity ratio and may be explained by the uncertainties as described above. A substantial part of Aker Kværner's market value should be attributable to the Oil & Gas and E&C assets now included in OGEP.

In order for OGEP to have the same market adjusted equity ratio as Aker Kværner, the market value of OGEP after completion of the Offering can be as low as NOK 4.5 billion.

Based on the above, the Company believes that the Bondholders will benefit from a change of issuer to OGEP, reflecting the quality of earnings without any known substantial contingent liabilities.

[2] 27 February 2004

4 Aker Kværner

4.1 Overview

The main holdings of the new Aker Kværer ASA (to be renamed Kværner ASA) will be the investments in OGEP and Aker Yards. In addition, Aker Kværner will include the following activities:

KVÆRNER™
former Aker Kværner

Operational businesses

- Kvaemer Philadelphia Shipyard (KPSI)
- Ellayess
- IMGB
- AK Heavy Engineering
- Pittsburgh - Ferrous Metals
- Service companies (KPF members)
- Insurance
- Asset management (pensions)

Investments

- Sea Launch 20%
- Jo Sypress 49%
- Norsea 33,5%
- Supply Invest 22,7%
- Nordic Jet Line 33,4%
- Buøy Invest 30%
- Rosenberg AS 18%
- Other

Figure 3 – Assets excluded from the new issuer.

4.2 Description of activities

Aker Kværner's other activities and investments include a broad range of business activities. The main activities and investments are:

Kvaerner Philadelphia Shipyards (KPSI)

The Philadelphia yard is a former US Navy shipyard, which was taken over by Aker Kværner in 1997 and significantly reconstructed and modernised. KPSI specialises in building Jones Act cargo vessels, including container ships, RO/RO vessels in addition to crude oil and product tankers. Unlike its competitors in the US, KPSI focuses solely on the commercial cargo vessel market and does not undertake the building of naval vessels.

Ellayess

Ellayess is a specialised recruitment agency, formed from the merger of two leading internal engineering and specialist firms; Lawrence Allison Services and Aker International Resource. The operation is headquartered in UK and has in total nine recruitment centres on three continents.

IMGB - Romania

IMGB is an integrated steel smelting, forging, casting and machining facility for steel in Bucharest, Romania in which Aker Kværner acquired a controlling interest in 1998. The facility produces large components for use in the power industry, shipbuilding and steel and cement production. IMGB's activities have been upgraded in recent years, and in 2003 the company entered into an agreement to place a substantial part of its capacity at the disposal of General Electric.

Aker Kvaerner Heavy Engineering

The Sheffield-based Aker Kvaerner Heavy Engineering offers a complete range of design, manufacturing and machine services, from concept through to final commissioning, across a number of industries including; mining and metals, nuclear, hydropower, and general engineering.

Pittsburgh ferrous metals

The Metals business, located in Pittsburgh, USA, specialises in design, engineering, construction and commissioning services for the iron and steel industries. Services range from engineering studies to turnkey supply of complete facilities, plus specialist plant operating and maintenance service solutions.

UK service companies

Other significant operations include three service companies in the UK; AK O&G Service Ltd., AK E&C Services Ltd. and AK Shared Services Ltd. These companies employ certain UK personnel and have entered into harbour service agreements with various UK operating companies. Collectively these companies employ approximately 2,000 people.

Kværner Insurance AS

Kvaerner Insurance AS provides services related to insurance procurement to the Aker Kværner Group. A significant part of the insurance maintained by the OGEP Group is purchased through Kvaerner Insurance AS. The company's captive business comprises professional indemnity insurance, Norwegian workers' compensation and personal accident, property damage/business interruption and contract works.

Aker Kværner Asset Management ASA (AKAM)

AKAM was established at the end of 2003, and shall assist companies associated with the Aker Kværner Group with capital management (including administration of pensions in Norway), strategic advice and follow-up of external services.

Sea Launch

Sea Launch was formed in May 1995 as a consortium to construct and operate launches of commercial satellites from a sea-based platform. The consortium partners of Sea Launch are Boeing Corporation (40% interest), Energia, a Russian company (25% interest), Aker Kværner (20% interest) and Yuzhnoye and Yuzhmash, two Ukrainian companies (15% interest together).

The first satellite demonstration launch from Sea Launch was made successfully in March 1999, and the first commercial launch was made successfully in October 1999.

Other Investments

Furthermore, Aker Kværner has investments in Jo Sypress (49%), the Norsea Group (33.5 %), Supply Invest (22.7%), Nordic Jet Line (33.4%), Buøy Invest (30.0%) and other minor investments.

4.3 Contingent liabilities

The Aker Kværner Group is involved in several legal disputes as well as other uncertainties connected to the future profit or loss of certain projects and businesses. The most significant exposures are considered to be:

KPSI

The first vessel since 1969 was delivered from the yard on 7 September 2003. After considerable delays, cost overruns and low productivity, the operating loss was NOK 771 million. This result reflects expected losses on vessels two and three, which are under construction. Vessel number two is planned for delivery in July/August 2004. A contract has not been signed for vessel number three which is expected to be completed in April 2005. The productivity improvements are still as assumed for both vessels, but there is still considerable uncertainty.

Warnow

In the spring of 2004, the EU Court of Law is expected to finalise its judgement of the EU Commission's appeal regarding the alleged breach of production limitations in 1997 and 1998. In the last legal proceedings in 2002, Aker Kværner won its appeal and was repaid EUR 65 million.

Furthermore, the European Commission has opened formal proceedings to examine whether Kvaerner Warnow Werft (KWW) has received approximately DM 120 million in excess subsidies from German authorities in connection with the privatisation of the yard in 1992, and if so, to what extent Aker Kværner can be required to repay any such subsidies with interest. No provision is held against the outcome of this potential exposure.

Finnish tax dispute

The Finnish tax office has disallowed a loss of EUR 60.55 million claimed by Kvaerner Pulping in 1997, to be deducted from taxable income. A ruling was made in favour of Aker Kværner, but the Finnish tax authorities have lodged an appeal against this decision to be heard by a higher Court. It could take up to three years before a final verdict is reached.

Asbestos Claims

Aker Kværner group companies have been named as defendants in asbestos related cases in the US. Aker Kværner has been named in approximately 3,200 cases currently pending and is defending each both as to legal liability and factual exposure. Claims are not usually quantified in the complaints.

IPSCO

IPSCO claims Aker Kværner is responsible for project cost overruns and penalties of up to USD 66 million, while Aker Kværner has claimed USD 14 million for cost savings and bonus payments on the Project Management Agreement for the design and construction of a plate steel facility.

Sea Launch

Following write-downs of USD 171 million in 1998 and the third quarter of 2001, including all the equity invested, the investments in Sea Launch comprise of loans from Aker Kværner to Sea Launch of USD 49 million. It has been deemed prudent not to accrue interest in Aker Kværner's accounts for these loans. Aker Kværner has also guaranteed USD 186 million of loans from third parties and advanced payments from clients to Sea Launch.

Romania (IMGB)

Aker Kværner acquired the mechanical workshop operations in Romania in the autumn of 1998. The results to date have been disappointing, but major changes/restructuring efforts were initiated in 2000 and are ongoing. A provision was taken in 2001 but uncertainty remains connected to the performance of IMGB.

For additional information related to the above issues, please see note 15 in Aker Kværner's annual report 2003.

5 The OGEP Group

5.1 Background, History and Strategy

Background

OGEP is an international oil services and engineering and construction group, providing design, engineering, management, procurement, construction and related services to customers in selected industrial and geographic markets. OGEP has approximately 22,000 employees in more than 30 countries (as of 31 December 2003). For the year ended 31 December 2003, OGEP recorded consolidated pro forma operating revenues of NOK 31 billion, with pro forma total assets of NOK 19 billion.

The following is a simplified illustration of the OGEP Group's organisation.


OGEP
Group President & CEO: Helge Lund
Group EVP and CFO: Finn Berg Jacobsen
Group EVP: Jon Erik Reinhardsen
Business Areas
Field Development Europe
MMO Europe
Subsea
Products & Technologies
Oil, Gas and Process International
E&C Americas
E&C Europe
Simen Lieungh Executive Vice President
Torleif Gram Executive Vice President
Raymond Carlsen Executive Vice President
Mads Andersen Executive Vice President
Gary Mandel Executive Vice President
Gary Mandel Executive Vice President
Jarle Tautra Executive Vice President
O&G
E&C

Figure 4 – OGEP organisation chart

History

OGEP is a newly incorporated subsidiary of Aker Kværner, which was incorporated in 1853 as Kværner Brug and listed on Oslo Børs in 1967 as Kværner AS. Over the group's first century of operation, it primarily provided mechanical engineering services and shipbuilding. In the late 1960's, the group entered the oil and gas market through the subsidiary Kværner Engineering and began to work on offshore construction projects in 1978 when the group converted one of its shipyards into an offshore fabrication facility. In 1996, the group acquired the UK based conglomerate Trafalgar House to strengthen its international engineering capabilities. In 2002, the group merged with Aker Maritime ASA, an oil and gas service company with a long history in the North Sea oil service industry, to form the Aker Kværner ASA.

Strategy

The business idea and strategy of OGEP is based on the common and complementary nature of the Oil & Gas and E&C business areas. The two businesses have a number of synergies, including overhead, management systems and procurement.

OGEP's strategy is based on providing total cost effective products, solutions and services through the life cycle of a customer's installation, from initial design, engineering and construction, through after-sales, maintenance, modifications and operations, to ultimate decommissioning and deconstruction. OGEP's prime focus will be to offer excellence in project execution, reliable technical solutions, deliveries on schedule, on cost and of high quality. The OGEP Group will seek to carry out the work in compliance with the best HSE (Health, Safety and Environment) standards.

Key elements of OGEP's strategy include:

- Maintaining existing leading market positions
- Expansion within selected niches and regions through capitalising on proprietary technology competence and well established customer relations
- Continued reduction of the cost base and improve profitability by reducing fixed cost base and creating a more flexible cost structure, together with improving risk management and project execution

- Continued increase within the well-established long-term and predictable service business on back of projects and product deliveries

5.2 Description of the Oil & Gas business

Oil & Gas is one of the world's largest suppliers of offshore upstream oil and gas installations and services. Services include the design and engineering; project management and procurement; fabrication and construction; installation and commissioning; operation, maintenance, modification and upgrades; and decommissioning and deconstruction.

Oil & Gas has operations in more than 20 countries with principal activities in Norway, the UK and the United States. The Oil & Gas business has operated in the North Sea region (both Norway and the UK) for about 40 years and has expanded its activities to areas such as the Gulf of Mexico, Brazil, South East Asia and West Africa. The key pro-forma financial figures for the Oil & Gas business are as follows:

Key preliminary unaudited pro forma financial figures – Oil & Gas

NOK mill.	**2002**	**2003**
Revenue	21,897	20,386
Operating expenses	(20,961)	(19,680)
EBITDA	**936**	**706**
% margin	*4.3%*	*3.5%*
Depreciation	(278)	(246)
Goodwill amortisation	(219)	(220)
EBIT before exceptionals	**439**	**240**
Exceptional items	(81)	0
EBIT	**358**	**240**
Share of associates	(1)	10
Other financial items	(196)	(195)
Profit / (loss) before tax	**161**	**55**

Table 2 – Key financials, Oil & Gas

Organisation

Oil & Gas is organised in five business areas, according to market segment and geographical focus.


Oil & Gas
Field Development Europe
Yards Group
Aker Verdal
Aker Stord
Kværner Egersund
AK Eng & Technology
AK Contracting
MMO Europe
Aker Offshore Partner (N)
AK Offshore Partner (UK)
AK Industrial Maintenance
AK Elektro
AK Power & Automation Sys
AK Geo
Aker Kvaerner Operations
Aker Kvaerner Consultants
Subsea
Control Systems
Products and Services
Subsea Systems
Umbilicals and Risers
Products & Technologies
Maritime Hydraulics
Kvaerner Process Systems
Maritime Well Service
Aker Marine Contractors
Maritime Pusnes
Oil, Gas and Process Int'l
AK O&G US
AK Asia Pacific
AK China
FD Canada
Kvaerner Powergas (49%)

Figure 5 – Oil & Gas organisational chart

Field Development Europe (FDE)

FDE is both multidisciplinary and technology based and covers all technical and management functions for carrying out execution of offshore oil and gas capital projects. FDE's products range from unmanned platform facilities to some of the largest and most advanced production and processing facilities in the world. FDE serves OGEP's European based customers both in the North Sea and globally. FDE is a recognised leader in its industry with a 50% market position in the North Sea and close to 100% market position within concrete and offshore LNG receiving terminals world-wide.

Key preliminary unaudited pro forma financial figures

NOK mill.	2002	2003
Revenue	6,267	6,195
EBITDA	355	301
% margin	*5.7%*	*4.9%*

Table 3 – Key financials, FDE

Oil, Gas & Process International (OGPI)

OGPI executes, out of Houston, USA, technology development, engineering, project management and construction management services for primarily US customers involved in onshore and offshore upstream and niche downstream projects. OGPI is among the top 4 credible deepwater field development companies in the Gulf of Mexico.

Key preliminary unaudited pro forma financial figures

NOK mill.	2002	2003
Revenue	2,731	2,049
EBITDA	(10)	(143)
% margin	*(0.4%)*	*(7.0%)*

Table 4 – Key financials, OGPI

Subsea

Subsea is a world-class subsea system equipment provider, supplying stand-alone or integrated products, components, systems, and after-sales services and support. Main products are umbilicals and risers, control systems and xmas trees. Subsea is the world's second largest provider in this market and has a number one position in steel tube umbilicals and control systems.

Key preliminary unaudited pro forma financial figures

NOK mill.	2002	2003
Revenue	3,690	3,430
EBITDA	347[3]	192
% margin	*9.4%*	*5.6%*

Table 5 – Key financials, FDE

Products and Technologies (P&T)

P&T comprises the following niche product and technology service companies, which enjoy an established and growing market for after-sales services and support.

- Maritime Hydraulics: Globally number three within drilling equipment
- Aker Marine Contractors: Leading within marine operations and installation
- Maritime Pusnes: Leading niche market positions within offshore mooring systems, offshore loading systems and marine deck machinery
- Kværner Process Systems: Global leading provider of process and separation technologies
- Maritime Well Service: Number 1 well intervention services provider in the North Sea.

[3] Excludes Eureka pump division (transferred to Subsea, effective from 1 January 2003)

Key preliminary unaudited pro forma financial figures

NOK mill.	2002	2003
Revenue	3,795	3,311
EBITDA	201[4]	207
% margin	*5.3%*	*6.3%*

Table 6 – Key financials, P&T

Maintenance, Modifications and Operations – Europe (MMOE)

MMOE is the market leader in the maintenance, modifications and operations segment in the North Sea region. MMOE provides engineering and project management services and offshore maintenance, modifications, removal and de-construction support to installations in the Norwegian and the UK shelf regions. The business area's core competencies include turnkey offshore modifications; services under long-term modification and maintenance frame contracts; inspection services; operations and operations support; offshore removal and de-construction support; and subsurface advisory services.

Key preliminary unaudited pro forma financial figures

NOK mill.	2002	2003
Revenue	6,073	6,311
EBITDA	127	241
% margin	*2.1%*	*3.8%*

Table 7 – Key financials, MMOE

A large order backlog

During 2003, the Oil & Gas business' order backlog increased significantly. At 31 December 2003 the order backlog in Oil & Gas amounted to NOK 20.9 million, up 9.4% versus the backlog at 31 December 2002. Entering into 2004 a total of 60% of Oil & Gas' budgeted turnover was covered by the backlog, entering 2003 the comparable number for 2003 was 54%. All major orders have been subjected to the OGEP Group's risk committee approval process.

In addition to the recorded backlog Oil & Gas has significant options for extension of service frame agreements as well as extension of early phase projects into the EPC phase.

5.3 Description of the Engineering & Construction business

The E&C business is one of the major providers of design, engineering, project management, procurement and construction services, to a number of industrial sectors on a worldwide basis. These sectors include chemicals and polymers, refining, pharmaceuticals, water, power, nuclear, metals, minerals processing and pulping. The business area operates internationally and its principal offices are located in North America, South America, UK, the Netherlands, Asia and Australia.

Key preliminary unaudited pro forma financial figures – E&C[5]

NOK mill.	2002	2003
Revenue	13,053	10,849
Operating expenses	(13,426)	(10,551)
EBITDA	(373)	298
% margin	*(2.9%)*	*2.7%*
Depreciation	(102)	(87)
Goodwill amortisation	(109)	(95)
EBIT before exceptionals	**(584)**	**116**
Exceptional items	(173)	(420)
EBIT	**(757)**	**(304)**
Share of associates	1	0
Other financial items	(15)	(2)
Profit / (loss) before tax	**(771)**	**(305)**

Table 8 – Key financials, E&C

[4] Includes Eureka pump division (transferred to Subsea, effective from 1 January 2003)
[5] Excludes the Pittsburgh and Ellayess operations

Organisation

E&C is organised in two business areas, E&C Europe and E&C Americas, which consist of twelve business streams. These business streams are organised according to market segment and geographical focus as follows:


E&C
E&C Americas
E&C Europe
Union Construction
Pharmaceuticals
Non-Union Construction
Mining & Metals
Chemetics
Australia
Public Sector
Process
Pulping
Pharmaceuticals
Power
Engineering Services

Fig. 6 – E&C organisation chart

Union Construction

E&C's Union Construction business provides union direct hire construction services to the steel, petrochemical and power generation industries from operations located throughout the northern US and Canada. Activities include the relining of blast furnaces and other outage work in the steel industry, maintenance services to various industrial clients and the construction of power plants.

Non-union Construction

E&C's non-Union Construction business provides non-union direct hire construction services in the southern parts of the US, supporting Aker Kværner's mining, oil and gas, pharmaceuticals, chemicals and polymers projects, as well as construction and maintenance services focusing on power and heavy industrial installations.

Mining & Metals

E&C's Metals division provides engineering, procurement, construction and construction management services, and commissioning to the minerals and non-ferrous metals and power/energy industries. Mining & Metals is a global leader within non-ferrous mining and ore processing.

Process

Process contains two business units, Chemicals and Polymers (Process) and Pharmaceuticals (Pharma).

Process: The Chemicals and Polymers business stream provides engineering, procurement, construction and construction management services to the worldwide refining and (petro)chemical industries. The business unit utilises a range of licensed and proprietary technology to design and construct facilities for the manufacture of a variety of chemicals including bulk and speciality chemicals, agrochemicals, inorganic chemicals and fertilisers. Process has been involved with the design and construction of approximately 40 per cent of the world's methanol plants including the world's largest single methanol train.

Pharma: E&C's Pharma business units are based both in the US and in Europe and provide engineering, procurement, construction management and validation services to major pharmaceutical companies. Pharma is a world leader within validation services.

Engineering Service (AKES)

AKES is one of the top three providers of maintenance and modification services in UK and Benelux. Industries served include chemical, refinery, petrochemical, nuclear, pharmaceutical, water and power. Engineering Services also offer consultancy services in maintenance management, plant reliability, business modelling and environmental, health, safety and risk management.

Power

Power provides power generation boilers and energy recovery equipment to the power and chemical pulping industries. The business unit is one of the top three world-wide players in both segments, and it is enjoying a healthy and growing after-market service business.

Pulping

Pulping is one of the top three global providers of fiberline technology, and plant machinery to the chemical pulp industry. A major part of Pulping's business is to provide service and upgrades to its global installed base.

5.4 OGEP - Management and Auditors

Senior Management Group

The table below sets out the names of the members of the OGEP Group's senior management group and their current positions:

Name	Position
Group executive team	
Helge Lund	Group president and CEO of OGEP
Finn Berg Jacobsen	Group EVP and CFO (acting) of OGEP
Jon Erik Reinhardsen	Group Executive Vice President of OGEP
Business areas EVPs	
Jarle Tautra	Executive Vice President, E&C Europe
Gary Mandel	Executive Vice President, E&C Americas and OGPI
Simen Lieungh	Executive Vice President, FDE
Torleif Gram	Executive Vice President, MMOE
Raymond Carlsen	Executive Vice President, Subsea
Mads Andersen	Executive Vice President, P&T

Table 9 – The management group of OGEP

Auditor

The Company's auditor is KPMG, Oslo, Norway.

5.5 Disputes

In the course of its activities, the OGEP Group is party to certain legal proceedings before both administrative and civil courts and bodies. The management of OGEP believes that some of the proceedings in which the OGEP Group is involved are due to the size and nature of the OGEP Group, as well as the particular sectors in which the OGEP Group is involved. Many of such proceedings are of a nature considered typical for its businesses, including contractual disputes relating to projects in various sectors, and therefore difficult to avoid.

Provisions are made to cover the expected outcome of the proceedings to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these and other cases are subject to uncertainties and resulting liabilities may exceed booked provisions.

Valhall

In 2001, our subsidiary Aker Stord AS entered into a contract with BP Amoco for the procurement and construction of the jacket for a water injection platform on the Valhall-field in the North Sea. The contract had a value of approximately NOK 2,800 million. The installation was delayed due to pile refusal, and rectification-work was necessary to complete the installation. The jacket was successfully installed in August 2003 and water injection started in January 2004. BP and Aker Kvaerner maintained a positive relationship during the process and are currently in discussions regarding the compensation for the extra work in relation with the delay of the project. Although there can be no assurance regarding the outcome, OGEP management currently does not believe that this matter will have a negative impact on results of operation.

APPENDICES

Appendix I Financial information for OGEP

I.I OGEP Group Consolidated financial information

OGEP numbers are preliminary pro-forma unaudited numbers, prepared to illustrate how key financial information could have been presented if the legal structure and organisation of OGEP had been in place at these dates.Pro forma profit and loss account

NOK mill.	2002	2003
Revenue	34,950	31,235
Operating expenses	(34,386)	(30,231)
EBITDA	**564**	**1,003**
% margin	*1.6%*	*3.2%*
Depreciation	(379)	(333)
Goodwill amortisation	(328)	(315)
EBIT before exceptional items	**(144)**	**355**
Exceptional items	(254)	(420)
EBIT	**(398)**	**(65)**
Share of associates	0	10
Other financial items	374	(240)
Profit / (loss) before tax	**(23)**	**(296)**

Table A1 – Pro-forma profit & loss, OGEP Group

The exceptional items in 2003 relates to the following:

- Settlement of Equatorial: NOK 330 million
- Other disputes within E&C: NOK 90 million

Preliminary pro forma unaudited balance sheet after completion of the Offering

NOK mill.	31.12.2002	31.12.2003
Intangible assets	4,870	4,627
Tangible Fixed Assets	1,942	1,389
LT investments and receivables	331	244
Current operating assets	8,933	9,352
Cash and short-term investments	2,771	3,776
Total assets	**18,845**	**19,387**
Equity	1,721	1,883
Minority interests	63	64
10 year subordinated loan	3,901	3,946
LT borrowings	3,622	3,127
Other LT liabilities	637	461
ST borrowings	20	6
Other current operating liabilities	8,880	9,899
Total liabilities and equity	**18,845**	**19,387**

Table A2 – Pro-forma balance sheet, OGEP Group

Appendix II Financial information for Aker Kværner

II.I Aker Kværner Group

The audited financial information stated below for 2003 is approved by the Aker Kværner Board of Director and will be presented to the Annual General Meeting for approval. The 2002 financial information is pro-forma, including Aker Maritime ASA's assets merged with Kværner in March 2002 (based on annual report 2002).

Aker Kværner Group (Consolidated financial information)

This consolidated financial information comprises Aker Kværner and subsidiaries, where Aker Kværner directly or indirectly holds control through ownership interest or agreements.

Pro-forma (2002) profit and loss account

NOK mill.	2002	2003
Revenue	45,004	38,986
Operating expenses	(43,624)	(37,962,)
EBITDA	**1,380**	**1,024**[6]
% margin	*3.1%*	*2,6%*
Depreciation	(612)	(518)
Amortisations	(326)	(600)
Exceptional items	124	(463)
EBIT	**566**	**(557)**
Net financial items	506	(372)
Provision and write down of financial items	-	-
Profit / (loss) before tax	**1,072**	**(929)**

Table A3 – Pro-forma profit & loss, Aker Kværner Group

For the sake of comparison, pro-forma figures are disclosed for 2002, assuming that Aker Maritime and Kværner O&G were merged from 1 January that year.

Balance sheet

NOK mill.	31.12.2002	31.12.2003
Intangible assets	5,504	5,308
Tangible Fixed Assets	3,440	2,965
LT investments and receivables	4,212	4,195
Current operating assets	12,603	12,254
Cash and short-term investments	4,924	6,517
Total assets	**30,683**	**31,239**
Equity	8,354	7,915
Minority interests	118	64
10 year subordinated loan	3,901	3,946
LT borrowings	4,031	3,604
Other LT liabilities	1,776	1,656
ST borrowings	538	620
Other current operating liabilities	11,965	13,434
Total liabilities and equity	**30,683**	**31,239**

Table A4 – Pro-forma Balance sheet, Aker Kværner Group

6 Excluding amortisation of pensions

II.II Aker Kværner ASA (parent)

The financial information stated below is a presentation of Aker Kværner as parent company.

Profit and loss account

NOK mill.	**2002**	**2003**
Operating revenues	185	282
Total operating expenses	(234)	(419)
Operating profit / (loss)	**(49)**	**(137)**
Net financial items	917	(690)
Profit / (loss) before tax	**868**	**(827)**
Tax	(4)	(1)
Net profit / (loss) after tax	**864**	**(828)**

Table A5 – Profit & loss, Aker Kværner ASA

Balance sheet

NOK mill.	**31.12.2002**	**31.12.2003**
Total fixed assets	17	16
Total LT investments and receivables	7,068	8,519
Total current assets	20,483	14,716
Total Assets	**27,568**	**23,251**
Total shareholders' equity	9,217	8,389
Total provisions	49	60
Total LT loans	7,373	6,968
Total current liabilities	10,929	7,834
Total liabilities and shareholders' equity	**27,568**	**23,251**

Table A6 – Balance sheet, Aker Kværner ASA

Appendix III Summary in Norwegian

III.I Sammendrag

Dette kapittelet inneholder en oversettelse til norsk av kapitlene 1 og 2 ovenfor. Ved motsetninger mellom den engelske og den norske versjonen er det den engelske som gjelder. For en nærmere beskrivelse av OGEP og Aker Kværner, henvises det til kapittel 3 til 5 og vedleggene I og II.

1. mars 2004 offentliggjorde Aker Kværner ASA et helhetlig forslag om omorganisering, refinansiering og oppkapitalisering ("Omorganiseringsplanen") av Aker Kværner-gruppen. Forslaget inneholder bl.a. en forespørsel til alle Obligasjonseierne om å akseptere et debitorskifte i Obligasjonslånet fra Aker Kværner til et nytt selskap – OGEP.

Bakgrunnen for omorganiseringen er behovet for å refinansiere 3-års lånet med forfall 31 desember 2004, og nytten av å opprette to sterke industrigrupper som fokuserer på operasjonell drift: olje og gass (Olje & Gass) og ingeniør- og konstruksjonstjenester (E&C) områdene som organiseres under holdingselskapet OGEP (vil bli omdøpt til Aker Kværner ASA) og skipsbyggingsvirksomheten som blir fusjonert inn i Aker Yards. Omorganiseringen av de operasjonelle enhetene nødvendiggjør en tilsvarende realrokering av den eksisterende gjelden til delene med løpende inntjeningsevne for å betjene gjelden. Omorganiseringen forutsetter følgelig de to følgende endringer i gjeldsstrukturen:

- 3-års lånet vil bli refinansiert innen Olje & Gass gruppen
- Obligasjonslånet er foreslått flyttet til OGEP

Refinansieringen av Kvaerner Masa-Yards ble allerede restrukturert i 2003 med en tilsvarende struktur.

Dette Informasjonsmemorandumet er utarbeidet for å gi Obligasjonseierne en bedre forståelse av den finansielle og industrielle forankringen for Omorganiseringsplanen.

Omorganiseringsplanen for Aker Kværner består av følgende hovedelementer:

- opprettelse av OGEP-gruppen – som vil bestå av Aker Kværner-gruppens virksomheten innen olje og gass (Olje & Gass) og innen ingeniør- og konstruksjonstjenester (E&C), hvor OGEP er morselskapet for alle operasjonelle datterselskapene,

- en refinansiering av all ordinær gjeld til Aker Kværner inn i et atskilt og uavhengig Olje & Gass området,

- et debitorskifte i Obligasjonslånet fra Aker Kværner til OGEP,

- et aksjetilbud i OGEP med påfølgende børsnotering på Oslo Børs,

- en fusjon mellom Aker Kværners skipsbyggingsaktiviteter (som omfatter Kvaerner Masa-Yards og Aker Kværners eierandel i Aker Ostsee) og skipsbyggingsselskapet Aker Yards AS,

- et tilbud om bytte av aksjer hvor alle nåværende aksjonærer vil bli tilbudt et delvis bytte av dagens aksjer i Aker Kværner til aksjer i OGEP og Aker Yards.

Den nye selskapsstrukturen og navnene kan illustreres som følgende (de nye navnene i parentes):


Listed
Aker Kværner ASA
(t.b.r. Kværner ASA)
To be listed
OGEP ASA
(t.b.r. Aker Kværner ASA)
To be listed
Aker Yards
2002-2011
subordinated
bond issue
AK O&G Group AS
(O&G I)
AK E&C Group AS
New
senior
debt
Aker Kværner AS
(O&G II)
O&G Operating
Companies
E&C Operating
Companies

Figur 7 – Aker Kværners strukturelle organiseringskart

Selskapet mener at Omorganiseringsplanen vil gi Obligasjonseierne en forbedret posisjon på bakgrunn av følgende:

- opprettelse av en fokusert selskapsgruppering som ombefatter Olje & Gass og E&C virksomheten i Aker Kværner – OGEP – med en selvstendig ledelse,
- aksjetilbud i OGEP, som sikrer synlighet av verdiene i Olje & Gass og E&C områdene,
- kreditrisiko direkte mot verdiene og kontantstrømmene i Olje & Gass og E&C virksomhetene – som står for om lag 80% av den totale inntjeningen og 100% av total EBITDA for Aker Kværner-gruppen i 2003.
- mer forutsigbar inntjening.

For mer informasjon, vennligst se Selskapets internettside:

www.akerkvaerner.com

III.II Debitorskifte fra Aker Kværner ASA til OGEP ASA

Innledning

Siden den finansielle restruktureringen i 2002 har Aker Kværner Gruppen gjennomgått vesentlige endringer. Gruppen har blitt finansielt forsterket, og underliggende operasjonell drift har blitt vesentlig forbedret. I tillegg har den historisk fragmenterte og komplekse legale selskapsstrukturen i gruppen blitt betydelig forenklet og er nå mer lik den operasjonelle selskapsstrukturen. Basert på disse forbedringene er gruppen nå rede til å gjennomføre den strategiske omorganiseringsplanen.

Omorganiseringen vil skape to sterk industriell industrigrupper, en med OGEP som morselskap med aktiviteter innen olje, gass, energi og prosessindustri og en skipsverftgruppe. 10-års lånet er foreslått flyttet til OGEP.

OGEP er et norsk aksjeselskap heleid av Aker Kværner. I forbindelse med omorganiseringen av Selskapet er det besluttet at OGEP vil gjennomføre en offentlig aksjeemisjon, samt søke om børsnotering på Oslo Børs. Etter gjennomføringen av Tilbudet og det påfølgende tilbudet om bytte av aksjer fra Aker Kværner til OGEP, vil Aker Kværner eie minst 50% av OGEP.

Dagens gjeld i Aker Kværner ble restrukturert i januar 2002 – i form av et senior lån i størrelsesorden ca. NOK 3 milliarder som forfaller 31. desember 2004 og i form av et ansvarlig lån i størrelsesorden ca. NOK 4 milliarder med forfall i 2011.

Senior lånet på ca. NOK 3 milliarder vil bli refinansiert med O&G II som ny låntager, med løpetid på inntil 7 år.

Som en del av omorganiseringen har Selskapet henvendt seg til Tillitsmannen for å få Obligasjonseieres samtykke i et debitorskifte fra Aker Kværner til OGEP. I følge Låneavtalen kreves det 2/3 flertall fra de representerte obligasjonene på obligasjonseiermøtet for å gjennomføre et debitorskifte. Det er innkalt til et obligasjonseiermøte i Oslo 17. mars 2004 kl. 10.00. Forut for dette vil det bli avholdt et informasjonsmøte den 10. mars 2004 kl. 14.00 Aker Kværner har anmodet om samtykke for identiske endringer i vilkårene og betingelsene fra eierne av det ansvarlige lånet med forfall i 2011 utstedt til investorer i USA i januar 2002.

Dette Informasjonsmemorandumet er utarbeidet for å gi Obligasjonseierne en bedre forståelse av den rasjonelle forklaringen for debitorskiftet fra Aker Kværner til OGEP. Obligasjonseierne er bedt om gi sitt samtykke til følgende endringer i vilkårene og betingelsene i Låneavtalen slik disse er beskrevet nedenfor.

Alle Obligasjonseiere bør selv rådføre seg med skatterådgivere for å avklare om debitorskiftet vil utløse beskatning.

III.III Endrede vilkår og betingelser for Obligasjonslånet

For beskrivelse av de foreslåtte endringene vises det til kapittel 2.2 ovenfor.

III.IV Fordeler ved debitorskiftet

- **Krav om refinansiering**

Omorganiseringen av gruppen til en fokusert undergruppe er en forutsetning for en vellykket refinansiering. Den eksterne gjelden må tilpasses den operasjonelle strukturen. Refinansiering og foreslått omorganisering bør være til fordel for alle kreditorer og aksjonærer gjennom en overordnet styrket finansiering og industrielt fokus.

- **Forbedret kreditorposisjon**

Sammenlignet med dagens struktur i Aker Kværner vil Obligasjonseiernes eksponering bli flyttet nærmere kontantstrømmen og de underliggende verdiene i Olje og Gass og E&C virksomheten.

- **Gjeldsbetjeningsevne**

Det forventes at OGEP vil generere en stabil og solid EBITDA. I 2003 viste konsolidert OGEP pro-forma tall et EBITDA som er NOK 250 millioner bedre enn Aker Kværner Gruppens EBITDA.

- **Realiserbar (holding)selskapsstruktur**

Den legale selskapsstrukturen som er etablert i OGEP medfører at to holdingselskaper eier alle de operative datterselskapene innen Olje & Gass og E&C virksomheten. Ved en uforutsett misligholdesituasjon vil denne selskapsstrukturen gjøre det mulig for kreditorene å realisere verdiene.

- **Kreditoreksponering direkte mot OGEP – en ledende aktør i det globale Olje & Gass og E&C virksomheten**

Den foreslåtte omorganiseringen av Aker Kværner skaper et fundament for videre utvikling og vil posisjonere OGEP som en ledende tilbyder innen sine forretningsområder. OGEP vil opprettholde sine evner og dyktighet i verdensklasse, og være en av få totalleverandør fra reservoar til videreforedling basert på en unik produkt- og teknologibase for både fastlandet, til havs og undersjøisk. OGEP er en global aktør med sterke nisjeposisjoner, samt sterke og langsiktige kundeforbindelser. OGEP har i løpet av de seneste årene innført det ypperste innen risikosystemer for ledelsen og engasjert en dedisert og fokusert ledelsesgruppe med en bred industriell erfaring.

- **Selvstendig og uavhengig selskapsstruktur**

OGEP vil være en selvstendig og uavhengig selskapsgruppering, som kan medføre økt markedsverdi på egenkapitalen til OGEP.

- **Forbedret kapitalisering og børsnotering av OGEP på Oslo Børs**

Et vellykket aksjetilbud vil bevise en sterk markedsstøtte til OGEP Gruppen, så vel som å sikre selskapet fremtidige vekstmuligheter. En børsnotering vil sikre alle aksjonærer tilstrekkelig transparens og sikre overensstemmelse med investorenes informasjonsbehov så vel som å synliggjøre de underliggende verdiene i OGEP Gruppen.

12g3 number 82-3745

OSLO BØRS NewsWeb Ticker: AKVR Antall meldinger: 5 Fra: 01.02.2
Meldingstype: ANDRE BØRSMELDINGER Til: 20.04.2

12.03.04 13:09 **AKVR PRELIMINARY OFFER MEMORANDUM** andre børsmeldinger 1239K

Not for publication, release or distribution in or into the United States

For the sake of good order please find enclosed a preliminary offer memorandum for a possible EUR 250 million second priority lien notes due 2011 which form part of the new financing of Aker Kvaerner.

The document describes the issuer Aker Kværner AS and the guarantor Aker Kværner O&G Group AS, constituting the oil and gas operations within the new Aker Kværner ASA (currently named Aker Kværner OGEP ASA), which is a subsidiary of Kværner ASA (currently named Aker Kværner ASA).

The offer memorandum can be downloaded from www.newsweb.no

This press release may include forward-looking information or statements and is subject to our disclaimer, see the comapny`s web-pages www.akerkvaerner.com

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES NOR SHALL IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, AND THERE SHALL NOT BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.
FOR THE PURPOSE OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE `FSMA`), TO THE EXTENT THAT THIS PRESS RELEASE CONSTITUTES A FINANCIAL PROMOTION IN RESPECT OF THE ISSUE OF ANY SECURITIES, ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS DIRECTED ONLY AT (I) PERSONS WHO ARE INVESTMENT PROFESSIONALS WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) OF THE UNITED KINGDOM (THE `FINANCIAL PROMOTION ORDER`); OR (II) PERSONS WHO FALL WITHIN ARTICLES 49(2)(A) TO (D) (`HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.`) OF THE FINANCIAL PROMOTION ORDER; AND (III) ANY OTHER PERSONS TO WHOM THIS PRESS RELEASE CAN OTHERWISE LAWFULLY BE MADE UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS `RELEVANT PERSONS`), AND MUST NOT BE ACTED ON OR RELIED UPON BY PERSONS OTHER THAN RELEVANT PERSONS. ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES.

IMPORTANT NOTICE

IMPORTANT: You must read the following disclaimer before continuing. The following disclaimer applies to the attached offering memorandum (the "Offering Memorandum") accessed from this page or otherwise received as a result of such access and you are therefore advised to read this disclaimer page carefully before reading, accessing or making any other use of the attached Offering Memorandum. In accessing the attached Offering Memorandum, you agree to be bound by the following terms and conditions, including any modifications to them from time to time, each time you receive any information from us as a result of such access.

Confirmation of Your Representation: You have been sent the attached Offering Memorandum on the basis that you have confirmed to J.P. Morgan Securities Ltd., as representative of the initial purchasers (the "Representative"), with the Representative being the sender of the attached, that you (i) (a) are a "qualified institutional buyer" within the meaning of Rule 144A under the U.S. Securities Act of 1933, as amended (the "Act") or (b) are not a U.S. person within the meaning of Regulation S under the Act and (ii) consent to delivery by electronic transmission.

This Offering Memorandum has been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of transmission and consequently neither the Representative nor any person who controls the Representative or any of its directors, officers, employees or agents, or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Offering Memorandum distributed to you in electronic format and the hard copy version available to you on request from the Representative.

You are reminded that the attached Offering Memorandum has been delivered to you on the basis that you are a person into whose possession the Offering Memorandum may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorized to, deliver this Offering Memorandum to any other person. You will not transmit the attached Offering Memorandum (or any copy of it or part thereof) or disclose, whether orally or in writing, any of its contents to any other person except with the consent of the Representative.

Restrictions: Nothing on this electronic transmission constitutes an offer of securities for sale in the United States or any other jurisdiction. Any securities to be issued will not be registered under the Act and may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as such terms are defined in Regulation S under the Act) unless registered under the Act or pursuant to an exemption from such registration.

The information in this preliminary offering memorandum is not complete and may be changed.

Subject to completion, dated March 11, 2004

Preliminary offering memorandum **Strictly confidential**

AKER KVÆRNER™

Aker Kværner AS

€250,000,000

% Second Priority Lien Notes due 2011

Guaranteed by Aker Kværner O&G Group AS

Interest payable and

Issue price: %

The notes will mature on , 2011. Interest will accrue from , 2004, and the first interest payment date will be , 2004.

The issuer may redeem some or all of the notes at any time on or after , 2007 at the redemption prices described on page 83. The issuer may also redeem up to 35% of the notes prior to , 2007, using the proceeds of certain equity offerings at a redemption price equal to % of their principal amount. In addition, the issuer may redeem all of the notes at a price equal to their principal amount plus accrued and unpaid interest upon the occurrence of certain changes in applicable tax law. If the guarantor or certain of its subsidiaries sell certain of their assets or if the guarantor or certain of its affiliates experience specific kinds of changes in control, the issuer must offer to repurchase the notes.

The notes will be secured by a second priority lien over all of the shares of certain of the issuer's subsidiaries. The notes will be contractually subordinated in right of payment to all existing and future senior indebtedness of the issuer, including indebtedness of the issuer under its senior secured credit facility and bonding facilities. The notes will be guaranteed by the parent of the issuer, Aker Kværner O&G Group AS. The parent guarantee will be secured by a second priority lien over all of the shares of the issuer. The parent guarantee will be subordinated in right of payment to all senior indebtedness of the guarantor, including indebtedness of the guarantor under the senior secured credit facility. The notes and the guarantee will be effectively subordinated to indebtedness of the subsidiaries of the issuer.

Concurrently with this offering, the issuer is negotiating a new senior secured credit facility and the renewal of its existing uncommitted bonding facilities (the "Financing Transactions"). The proceeds of the notes, plus certain additional amounts, will be held in an escrow account for the benefit of holders of the notes pending completion of the Financing Transactions. If the Financing Transactions are not completed on or prior to May 14, 2004, the issuer will use the escrowed amounts to redeem all of the notes on or prior to May 24, 2004, at a redemption price of 100% of the principal amount thereof, plus accrued interest to the date of redemption.

See "Risk factors" beginning on page 13 for a discussion of certain risks that you should consider in connection with an investment in the notes.

The notes have not been registered under the U.S. Securities Act of 1933 or the securities laws of any other place. We are offering the notes only to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933 and to persons outside the United States in accordance with Regulation S under the U.S. Securities Act of 1933.

Application will be made to list the notes on the Luxembourg Stock Exchange.

We expect that delivery of the notes will be made to investors in book-entry form through a common depositary of Euroclear and Clearstream on or about March , 2004.

Sole book-running manager

JPMorgan

Co-managers

Barclays Capital **Nordea** **SG Corporate & Investment Banking**

Aker Kværner's Technologies, Solutions & Services to the Oil & Gas Industry



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Legend

1. Drilling Systems
2. Tension Leg Platform
3. Riser & Tether Technologies
4. Floating LNG & Methanol Production
5. Semi Submersible Gas Production & Processing
6. Mooring & Loading Systems
7. Tentech & Masa FPSOs
8. Deep Draft Semi Submersible
9. Installation & Removal
10. Umbilical & Flowline Technologies
11. Concrete Solutions for Harsh Environments
12. Concrete LNG Receiving Terminals
13. Topsides & Modules
14. Jacket Technology
15. Subsea Technologies
16. Downhole Technologies
17. Onshore Production & Processing
18. Flowlines & Flow Assurance
19. Land Terminals
20. Reservoir Modelling & Interpretation



Snorre B Semi Submersible Platform – water depth 350m





In making your investment decision, you should rely only on the information contained in this offering memorandum. We and the initial purchasers have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it.

We and the initial purchasers are offering to sell the notes only in places where offers and sales are permitted.

You should not assume that the information contained in this offering memorandum is accurate as of any date other than the date on the front cover of this offering memorandum.

Table of contents

Aker Kværner AS was incorporated as a private limited liability company under the laws of Norway on August 21, 2001. Its principal executive offices are located at Prof. Kohtsvei 15, 1366, Lysaker, Norway, and its telephone number at that address is +47 67 51 30 00.

Aker Kværner O&G Group AS was incorporated as a private limited liability company under the laws of Norway on June 21, 2002. Its principal executive offices are located at Prof. Kohtsvei 5, 1366, Lysaker, Norway, and its telephone number at that address is +47 67 51 30 00.

In this offering memorandum, "issuer" refers to Aker Kværner AS; "guarantor" refers to Aker Kværner O&G Group AS; "we," "us," "our" and the "O&G group" refer, as the context requires, to the guarantor and its consolidated subsidiaries; "Kværner group" refers to Aker Kværner ASA, our indirect parent company, and its subsidiaries, including the O&G group; and "initial purchasers" refers to J.P. Morgan Securities Ltd., Barclays Bank PLC, Nordea Bank Norge ASA and Société Générale.

Subject to shareholder approval, which is expected to be given on March 19, 2004, Aker Kværner ASA will change its corporate name to Kværner ASA. In addition, in connection with the foregoing corporate name change, the parent company of the guarantor, Aker Kværner OGEP ASA, will assume the name Aker Kværner ASA. In this offering memorandum we have assumed that the aforementioned shareholder approval will be granted and, accordingly, for all purposes of this offering memorandum other than the preceding paragraph and the audited combined financial statements and the accompanying notes included elsewhere herein. "Kværner ASA" refers to the current Aker Kværner ASA and "Aker Kværner ASA" refers to the current Aker Kværner OGEP ASA.

In connection with this offering, J.P. Morgan Securities Ltd. may over-allot or effect transactions for a limited period of time with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail. However, J.P. Morgan Securities Ltd. is not obligated to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

We are providing this offering memorandum only to prospective purchasers of the notes. You should read this offering memorandum before making a decision whether to purchase any notes. You must not:

- use this offering memorandum for any other purpose;
- make copies of any part of this offering memorandum or give a copy of it to any other person; or
- disclose any information in this offering memorandum to any other person.

We have prepared this offering memorandum and we are solely responsible for its contents. We confirm to the best of our knowledge, information and belief, having made all reasonable enquiries, that the information contained in this offering memorandum is true and accurate in all material respects. We additionally confirm that this information is not misleading in any material respect, that the opinions and intentions expressed herein are honestly held and that there are no other facts the omission of which would make this offering memorandum as a whole or any of such information or the expression of any such opinions or intentions misleading in any material respect.

You are responsible for making your own examination of the issuer and your own assessment of the merits and risks of investing in the notes. You may contact us if you need any additional information. By purchasing the notes, you will be deemed to have acknowledged that:

- you have reviewed this offering memorandum;
- you have had an opportunity to request any additional information that you need from us; and
- the initial purchasers are not responsible for, and are not making any representation to you concerning, our future performance or the accuracy or completeness of this offering memorandum.

We are not providing you with any legal, business, tax or other advice in this offering memorandum. You should consult with your own advisors as needed to assist you in making your investment decision and to advise you whether you are legally permitted to purchase the notes.

This offering memorandum does not constitute an offer to sell or an invitation to subscribe for or purchase any of the notes in any jurisdiction in which such offer or invitation is not authorized or to any person to whom it is unlawful to make such an offer or invitation. You must comply with all laws that apply to you in any place in which you buy, offer or sell any notes or possess this offering memorandum. You must also obtain any consents or approvals that you need in order to purchase any notes. We and the initial purchasers are not responsible for your compliance with these legal requirements.

We are offering the notes in reliance on exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). These exemptions apply to offers and sales of securities that do not involve a public offering. The notes have not been recommended by any U.S. federal, state or any non-U.S. securities authorities, nor have any such authorities determined that this offering memorandum is accurate or complete. Any representation to the contrary is a criminal offense.

The notes are subject to restrictions on resale and transfer as described under "Plan of distribution" and "Transfer restrictions." By purchasing any notes, you will be deemed to have

made certain acknowledgments, representations and agreements as described in those sections of this offering memorandum. You may be required to bear the financial risks of investing in the notes for an indefinite period of time.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO NORWEGIAN RESIDENTS

This offering memorandum is not regulated by Norwegian law and has not been approved by the Oslo Stock Exchange or registered with the Norwegian Register of Business Enterprises pursuant to Chapter 5 of the Norwegian Securities Trading Act.

The offering is made to residents in Norway pursuant to the exceptions from the prospectus requirements of Section 5-2, second sub-paragraph of the Norwegian Securities Trading Act.

Residents in Norway who receive this offering memorandum must not make copies of any parts of it or give a copy of it to any other person or disclose any information in it to any other person.

Forward-looking statements

This offering memorandum contains "forward-looking statements," as that term is defined by the U.S. federal securities laws, about our financial condition, results of operations and business. You can find many of these statements by looking for words such as "may," "will," "expect," "anticipate," "believe," "estimate" and similar words used in this offering memorandum.

By their nature, forward-looking statements are subject to numerous assumptions, risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied by the forward-looking statements. We caution readers not to place undue reliance on such statements, which speak only as of the date of this offering memorandum.

The cautionary statements set forth above should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We do not undertake any obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this offering memorandum.

Risks and uncertainties that could cause actual results to vary materially from those anticipated in the forward-looking statements contained in this offering memorandum include factors such as:

- the general condition of the oil and gas industry;
- the highly competitive nature of our business;
- decisions about offshore development by oil and gas companies;
- social, political and economic situations in foreign countries in which we operate;

- the possibilities of war, other armed conflicts or terrorist attacks;
- the continued availability and retention of qualified personnel;
- changes in, or our failure to comply with, governmental regulations;
- our ability to forecast resource requirements because of the uncertainty of future contract awards;
- our reliance on a limited number of key customers; and
- fluctuations of the exchange rate.

We disclose important factors that could cause our actual results to differ materially from our expectations under "Risk factors," "Operating and financial review and prospects" and elsewhere in this offering memorandum. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf. When we indicate that an event, condition or circumstance could or would have an adverse effect on us, we mean to include effects upon our business, financial and other conditions, results of operations and ability to make payments on the notes.

Industry and market data

In this offering memorandum, we rely on and refer to information and statistics regarding our business and the market in which we compete. We obtained this information and these statistics from various third-party sources, including, among others, Norland Consultants, discussions with our customers and our own internal estimates. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We believe that these industry publications, surveys and forecasts are reliable but have not independently verified them and cannot guarantee their accuracy or completeness. We do, however, accept responsibility for the correct reproduction of such information.

Presentation of financial information

The selected historical audited combined financial information included in this offering memorandum has been derived from our audited combined financial statements as at December 31, 2002 and 2003, and for the years ended December 31, 2001, 2002 and 2003, and has been audited by KPMG AS, our independent auditors.

As a result of the reorganization of the businesses of the Kværner group in which the oil and gas businesses, which we now operate independently, were segregated from the other activities of the Kværner group (See "Summary—Reorganization and refinancing"), our audited combined financial statements have been prepared by carving out from the historical financial statements of the Kværner group the results of operations, financial position and cash flows of the companies and businesses now comprising the O&G group. We have included elsewhere in this offering memorandum our audited combined balance sheets at December 31, 2002 and 2003 and statements of profit and loss accounts and cash flows for the years ended December 31, 2001, 2002 and 2003.

Unless otherwise indicated, financial information in this offering memorandum has been prepared in accordance with generally accepted accounting principles in Norway ("Norwegian GAAP"). Norwegian GAAP differs in significant respects from the generally accepted accounting principles in the United States ("U.S. GAAP"). For a summary of the material differences between Norwegian GAAP and U.S. GAAP, see "Annex A—Summary of material differences between Norwegian GAAP and U.S. GAAP." Beginning on January 1, 2005, our consolidated financial statements will be prepared in acordance with international accounting standards adopted by the International Accounting Standards Board, as amended from time to time, commonly known as International Financial Reporting Standards ("IFRS" or formerly the International Accounting

Standards). For a summary of the material differences between IFRS and Norwegian GAAP, see "Annex B—Summary of material differences between IFRS and Norwegian GAAP" included elsewhere in this offering memorandum.

Rounding adjustments have been made in calculating some of the financial information included in this offering memorandum. As a result, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that precede them.

Currency presentation and exchange rate information

In this offering memorandum: (i) NOK, "krone" or "kroner" refer to the lawful currency of Norway; (ii) "$" or "dollars" refer to the lawful currency of the United States; and (iii) "€" or "euro" refer to the single currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time.

We publish our financial statements in kroner. For your convenience, unless otherwise noted, this offering memorandum presents translations into euro of certain krone amounts at Norges Bank's exchange rate for the krone against the euro on December 31, 2003 of €1.00 = NOK 8.42. The following tables set forth, for the periods indicated, certain information regarding the exchange rates between the krone and the euro, the krone and the dollar, and the dollar and the euro. The rates below may differ from the actual rates used in the preparation of our combined financial statements and other financial information appearing in this offering memorandum. We have provided this exchange rate information solely for your convenience. We make no representation that any amount of currencies specified in the tables below has been, or could be, converted into the applicable currency at the rates indicated or any other rate.

The table below sets forth, for the periods and dates indicated, certain information concerning the exchange rate for the krone against the euro, based on data provided by Norges Bank.

	Year ended December 31,				
(NOK per euro)	**1999**	**2000**	**2001**	**2002**	**2003**
Exchange rate at end of period	8.08	8.23	7.97	7.29	8.42
Average exchange rate during period	8.31	8.11	8.05	7.51	8.00
Highest exchange rate during period	8.85	8.34	8.31	8.01	8.43
Lowest exchange rate during period	8.04	7.87	7.84	7.26	7.22

(NOK per euro)	**Highest exchange rate during the month**	**Lowest exchange rate during the month**
Month and year		
September 2003	8.28	8.07
October 2003	8.27	8.16
November 2003	8.25	8.15
December 2003	8.43	8.08
January 2004	8.76	8.39
February 2004	8.86	8.68

The table below sets forth, for the periods and dates indicated, certain information concerning the exchange rate for the krone against the dollar, based on data provided by Norges Bank.

(NOK per dollar)	Year ended December 31, 1999	2000	2001	2002	2003
Exchange rate at end of period	8.04	8.85	9.01	6.96	6.67
Average exchange rate during period	7.80	8.80	8.99	7.97	7.08
Highest exchange rate during period	8.09	9.61	9.46	9.14	7.70
Lowest exchange rate during period	7.37	7.90	8.57	6.96	6.60

(NOK per dollar)	Highest exchange rate during the month	Lowest exchange rate during the month
Month and year		
September 2003	7.64	6.98
October 2003	7.12	6.97
November 2003	7.21	6.80
December 2003	6.82	6.61
January 2004	7.07	6.66
February 2004	7.07	6.84

The table below sets forth, for the periods and dates indicated, certain information concerning the exchange rate for the dollar against the euro, based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate").

(dollars per euro)	Year ended December 31, 1999	2000	2001	2002	2003
Exchange rate at end of period	1.01	0.94	0.89	1.05	1.26
Average exchange rate during period[(1)]	1.06	0.92	0.89	0.95	1.14
Highest exchange rate during period	1.18	1.03	0.95	1.05	1.26
Lowest exchange rate during period	1.00	0.83	0.84	0.86	1.04

(dollars per euro)	Highest exchange rate during the month	Lowest exchange rate during the month
Month and year		
September 2003	1.17	1.08
October 2003	1.18	1.16
November 2003	1.20	1.14
December 2003	1.26	1.20
January 2004	1.29	1.24
February 2004	1.28	1.24

(1) The average of the noon buying rates for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of each month during the applicable period.

As of March 5, 2004, the 2:15 p.m. buying rate as provided by Norges Bank was NOK 8.67 per euro and NOK 7.11 per dollar; and the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was $1.24 per euro.

Available information

For so long as any of the notes are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, the issuer and the guarantor will during any period in which they are neither subject to the reporting requirements of Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), nor exempt from the reporting requirements of the Exchange Act under Rule 12g3-2(b) thereunder, provide to the holder or beneficial owner of such restricted securities or to any prospective purchaser of such restricted securities designated by such holder or beneficial owner, in each case upon the written request of

such holder, beneficial owner or prospective purchaser, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act.

We are not currently subject to the periodic reporting and other information requirements of the U.S. Exchange Act. However, pursuant to the indenture governing the notes and so long as the notes are outstanding, we will furnish periodic information to holders of the notes. See "Description of the notes—Certain covenants—Reports."

For so long as the notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, copies of the issuer's organizational documents, the purchase agreement and the indenture relating to the notes and our most recent published combined financial statements may be inspected and obtained at the office of the listing agent in Luxembourg. See "Listing and general information."

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Summary

This summary highlights information contained in this offering memorandum. This summary does not contain all the information you should consider before investing in the notes. You should read this entire offering memorandum carefully, including "Risk factors," "Operating and financial review and prospects" and our financial statements and the notes to those financial statements.

Overview

We are a leading international provider of products, services and solutions, principally to the offshore upstream oil and gas industry. We are involved in each stage in the life cycle of an offshore oil and gas field, from initial planning to removal and deconstruction of the installations. We provide a complete range of products, services and solutions, including fixed, floating and subsea production systems and design engineering, project management and procurement and offshore drilling and production facilities. We are involved in the operation, maintenance, modification, upgrade, and decommissioning of our customers' installations. We also provide after sales service and support, including supplying spare parts and refurbishments to our installed base of products worldwide.

Our operations are located in more than 20 countries. We conduct our principal activities in Norway, the United Kingdom and the United States. Our customers include the major international oil and gas companies. We have operated in the North Sea region for almost 40 years and have extensive international activities, including in the Gulf of Mexico, Atlantic Canada, Brazil, Western Africa, South-East Asia, Russia and the Middle East. In 2003, we had revenues of NOK 20,386 million (€2,421.1 million) and EBITDA of NOK 765 million (€90.9 million).

Our competitive strengths

We believe that the following constitute our key competitive strengths:

- ***Leading market positions***. Our consistent delivery of high quality products, services and solutions for almost 40 years to the oil and gas offshore industry has established our solid reputation among customers and has contributed to our becoming one of the largest providers of products, services and solutions to the offshore industry. The following table summarizes our leading positions in selected markets:

Selected markets	2003 Market position[(1)]
Maintenance, Modifications and Operations	#1 globally
Field Development	#1 North Sea
Subsea	#2 globally
Umbilicals sub-market	#1 globally
Control systems sub-market	#1 globally

(1) Based on third party sources and internal management estimates of market share/order intake.

  Our strong reputation, advanced technology and brand name recognition have led to a steady demand from new and long-term customers, which we expect to enable us to maintain or even strengthen our leading market positions.

- ***World-class capabilities***. Through our global network of manufacturing facilities and service bases as well as our engineering centers, we execute large and complex projects and are able to support our customers in all geographical regions. Specifically, we have a well-established presence in the North Sea, the Gulf of Mexico, Atlantic Canada, Brazil, Western Africa and South-East Asia. We also have niche positions in Russia and the Middle East. We have demonstrated our ability to win, deliver and service large and complex subsea, field development and downstream projects globally including, for example, the Grane (Norway), Dalia (Western Africa), Sakhalin II (Russia), Adriatic LNG terminal (Italy) and Methanex III (Chile) projects and awards.

- ***Stable and recurring revenue streams generate a significant and growing part of our revenues.*** Due to the aging installed base of production platforms, we have a steady demand for our maintenance, modifications and operations products and services, including well intervention services and after-sales and spare parts products and services. These products and services are often delivered and provided under long-term contracts, which provide us with a consistent, strong and reasonably predictable revenue stream. In 2003, these businesses contributed approximately 38% of our total revenues. We expect these revenues to increase further in the future due to our growing installed base and further aging of existing facilities.

- ***Strong technological base of products and services.*** Our leading technology solutions have enabled us to become a market leader in providing floating platforms and concrete substructures suitable for harsh environments, subsea systems and products specially designed for high pressure, high temperature and deepwater environments as well as specialized solutions such as offshore concrete liquified natural gas ("LNG") terminals. We are the only major participant in the market that covers each of the onshore, offshore and subsea markets, which gives us a competitive advantage since we can deliver the most cost effective solutions regardless of the type of installation.

- ***Large order backlog.*** During 2003, our order backlog reached its highest level in the last three years. As of December 31, 2003, our order backlog, which will convert into revenues if and as projects are completed, amounted to NOK 20.7 billion (€2.5 billion), up from NOK 18.9 billion (€2.2 billion) in December 31, 2002. Among the projects awarded in 2003 are several prestigious projects such as Dalia in Western Africa, the largest subsea project ever awarded, the Sakhalin II field development project in Russia and the new MMO frame agreement with Norsk Hydro relating to six platforms in Norway. In addition, many of our contracts include options for extensions or increased scope provisions. Although the existence of these options and provisions does not factor into our order backlog statistics, extension options and increased scope clauses often lead to additional future business.

- ***Reduced cost base.*** We have implemented a number of initiatives to reduce our cost base in an effort to make us more competitive in the market. We have specialized, scaled down, closed or sold some of our manufacturing facilities and fabrication yards, such as our Rosenberg fabrication yard. We have introduced new business models that permit increased sourcing from low cost countries and increased local sourcing on international projects, while maintaining system integration responsibilities. All of these initiatives have contributed to the reduction in our direct and indirect cost base without limiting our ability to win new projects.

- ***Leader in risk management.*** Our risk assessment process has over the last two years been developed and refined based on an expertise developed from almost 40 years of experience in the oil and gas industry. All new projects where our expected revenues exceed NOK 90 million (€10.7 million), or which have special elements of risk, are subject to our formal risk assessment and project approval process. In addition, we continuously monitor the tendering and execution of our existing projects. We believe that our risk assessment process helps to ensure that our current project portfolio has a low risk profile.

Strategies and opportunities

Key elements of our strategy are as follows:

- ***Leverage our technological experience in deepwater and harsh environments to provide innovative solutions to our customers.*** As technology continues to improve and the discovery of new large shallow water fields becomes increasingly rare, oil and gas industry participants increasingly undertake new field developments in water depths of 500 meters or more. Our technological advancements acquired from years of

experience in deepwater and harsh environments enables us to bid for and win projects requiring innovative products and services to support customers' deepwater demands. These technological advancements include our advanced subsea, deepwater, floating platform, and harsh environment solutions. For example, our extensive technology qualification programs on high pressure and deepwater subsea products contributed to our receiving the Kristin high pressure, high temperature project in the Norwegian Sea, as well as the Dalia deepwater subsea project in Angola, the world's largest subsea project ever awarded. We have also used our extensive technical knowledge and execution experience developed from over 30 years of experience on large concrete technology projects to provide innovative solutions to the Sakhalin II project in Russia, which is located offshore of Sakhalin Island, north of Japan.

- ***Extend our presence in the developing oil and gas exploration and production markets***. While we operate in all key oil and gas production regions globally, 87% of our 2003 revenues were generated in Norway, the EU and North America. We aim to consolidate our positions in these three core markets while expanding our presence in important growth markets such as Russia, Brazil and Western Africa. We believe that we have a strong platform for growth in these regions as a result of our existing local presence, our technology and solutions offerings, and our strong relationships with customers that are expanding into those regions.
- ***Increase our service business by capitalizing on favorable industry trends and our existing field development and subsea business***. As we continue to provide capital projects successfully to our customers, we intend to cross-market our operational products and services and to capitalize on the favorable industry trends of increased operational expenditures and increased outsourcing of operational activities. We also intend to use customer relationship and installation knowledge provided by our field development and subsea businesses to compete for longer-term maintenance, modification and operations contracts after delivery and installation. We expect this expansion of services to provide longer-term earnings visibility, help us weather industry cycles, strengthen our existing customer relationships, and provide us with additional markets for growth.
- ***Continue to reduce our cost base and improve profitability***. We seek to continue to reduce our cost base and create a more flexible cost structure primarily through the reduction of the number of personnel and plants, through strategic use of outsourcing, and through focusing on sourcing more products and components from countries in lower cost regions, such as South-East Asia and Eastern Europe. In 2003 we reduced our number of employees by approximately 12% and restructured and sold our Rosenberg fabrication yard (which sale was completed March 2004). We are also currently in the process of closing our Houston subsea equipment manufacturing plant. In addition, over the past several years, we have begun to standardize our product portfolio in order to increase our economies of scale and the manufacturing efficiency. Further, we intend to continue to reduce costs by improving our risk management and project execution.

Our business segments

We operate our oil and gas business as five segments which cover the full spectrum of the upstream oil and gas business and cover strategically selected market segments of the downstream oil and gas business. Our segments are Maintenance, Modifications and Operations Europe; Field Development Europe; Oil, Gas & Process International; Subsea; and Products & Technologies.

Our Maintenance, Modifications and Operations Europe segment provides engineering and project management services and offshore maintenance, modifications and removal and de-construction of installations in the Norwegian and the U.K. shelf regions. Our field development segments, Field Development Europe and Oil, Gas & Process International provide

capital project solutions to our European and Non-European customers, respectively. Our Subsea segment provides a full range of subsea systems, products and services. Our Products & Technologies segment provides a wide range of specialized products and services to support the oil and gas industry.

Reorganization and refinancing

We are an indirect wholly-owned subsidiary of Kværner ASA. Recently, the Kværner group was reorganized to segregate the oil and gas related businesses which we now operate independently from the other business activities of the Kværner group. As a result of that reorganization, we have become a wholly-owned subsidiary of a newly formed entity named Aker Kværner ASA, which also owns the Kværner group subsidiaries engaged in engineering and construction businesses. In addition to the creation of Aker Kværner ASA, the reorganization will also involve the recapitalization of the guarantor by converting certain intercompany debt owing to Aker Kværner ASA into equity and certain other transactions further described under "Certain related party transactions." These transactions are collectively referred to herein as the "Reorganization."

This offering is part of the refinancing of our oil and gas businesses which is designed to repay certain intercompany indebtedness owed to companies outside the O&G group (the "Refinancing"). In addition to this offering of notes, the Refinancing consists of (i) a new €150 million senior secured credit facility, to be comprised of a €33 million term loan facility and a €117 million revolving credit facility (together, the "senior secured credit facility"), of which €100 million will be funded at completion, and (ii) the renewal of our uncommitted bonding facilities which are required by many of our customers in connection with our project-related business (the "bonding facilities" and, together with the senior secured credit facility, the "Financing Transactions").

We have received commitment letters for the senior secured credit facility and the bonding facilities, both of which are subject to satisfactory documentation and to other customary closing conditions. We expect to execute definitive documentation for both the senior secured credit facility and the bonding facilities prior to the issuance of the notes. For a description of the senior secured credit facility and the bonding facilities, see "Description of other indebtedness."

The Financing Transactions will be subject to, among other things, the completion of an initial public offering of shares by Aker Kværner ASA (described below under "—Recent developments"), expected to occur in April 2004, and various other conditions.

The net proceeds from the issue of the notes will be held, together with certain additional amounts, in an escrow account for the benefit of holders of notes pending completion of the Financing Transactions. Upon completion of the Financing Transactions, the escrowed amounts will be released to the issuer and the term loan facility will be fully drawn, €67 million will be drawn under the revolving credit facility and the bonding facilities will become available to us. If, however, the Financing Transactions are not completed on or prior to May 14, 2004 (or earlier if determined by the issuer), the issuer is required to use the escrowed amounts to redeem all of the notes on or prior to May 24, 2004 at a redemption price of 100% of the principal amount thereof.

The following chart shows our simplified corporate structure, including our parent company, Aker Kværner ASA, which guarantees our senior secured credit facility and bonding facilities. The chart also shows certain debt and guarantee obligations on a *pro forma* basis reflecting the completion of the Refinancing.


Aker Kværner ASA(1)
Guarantee
100% owned
Guarantee
Aker Kværner
O&G Group AS
(the guarantor)
Guarantee
100% owned
€250 million Second
Priority Lien Notes(2)
Aker Kværner AS
(the issuer)
€150 million Senior
Secured Credit Facility(3)
Guarantee
O&G group
operating
companies
Bonding
Facilities(4)

Recent developments

Mr. Inge K. Hansen has been appointed as new Group President and Chief Executive Officer of Aker Kværner ASA and the guarantor, and will serve as the issuer's chairman of the board. He has replaced the former CEO of Kværner ASA Mr. Helge Lund, who will become CEO of Statoil ASA, one of our largest clients. Prior to his appointment, Mr. Hansen was Acting President and Chief Executive Officer of Statoil ASA.

Aker Kværner ASA has applied to list its shares on the Oslo Stock Exchange and is expected to raise further capital through an initial public offering of its shares. After that offering, Kværner ASA will continue to indirectly control Aker Kværner ASA and us. See "Principal shareholders."

(1) Our parent company does not form a part of the O&G group.

(2) The notes will be secured by a second priority lien over all of the shares of certain of the issuer's subsidiaries. The notes will be contractually subordinated in right of payment to all existing and future senior indebtedness of the issuer, including indebtedness of the issuer under the senior secured credit facility and the bonding facilities. The notes will be guaranteed by the parent of the issuer, Aker Kværner O&G Group AS. The parent guarantee will be secured by a second priority lien over all of the issuer's ordinary shares. The parent guarantee will be subordinated in right of payment to all senior indebtedness of the guarantor. The notes and the guarantee will be effectively subordinated to indebtedness of the subsidiaries of the issuer.

(3) Obligations under the senior secured credit facility will be senior secured obligations of the issuer and will rank equally with all of the issuer's existing and future senior secured indebtedness, including obligations under the bonding facilities. Obligations under the senior secured credit facility will be secured by a first priority lien over all of the shares of certain of the issuer's subsidiaries and will have the benefit of guarantees from Aker Kværner O&G Group AS and Aker Kværner ASA. Aker Kværner O&G Group AS's guarantee of the issuer's obligations under the senior secured credit facility will be a secured senior obligation, will rank equally in right of payment with all of its other existing and future senior indebtedness and will be secured by a first priority lien over all of the issuer's ordinary shares.

(4) Obligations under the uncommitted bonding facilities benefiting our subsidiaries will be unsecured senior obligations of those of our respective subsidiaries to which, and only to the extent that, such bonding facilities are extended. These obligations will have the benefit of a guarantee from the issuer which will be a general senior secured obligation and will rank equally with all of the issuer's existing and future senior secured indebtedness, including indebtedness under the senior secured credit facility. The issuer's obligations under these guarantees will be secured by a first priority lien over the shares of certain of its subsidiaries. In addition, such obligations will have the benefit of a guarantee from Aker Kværner O&G Group AS which will be a general senior secured obligation and

will rank equally with all of Aker Kværner O&G Group AS's existing and future senior secured indebtedness, including indebtedness under the senior secured credit facility. Aker Kværner O&G Group AS's obligations under this guarantee and the guarantee mentioned in footnote 3 above will be secured by a first priority lien over the shares of the issuer.

The uncommitted bonding facilities will also have the benefit of a guarantee from Aker Kværner ASA and such guarantee will be a senior obligation of Aker Kværner ASA secured by a lien over the shares of the guarantor and a non-O&G group subsidiary of Aker Kværner ASA. The occurrence of an event of default under Aker Kværner ASA's or its non-O&G group subsidiaries' other indebtedness will not constitute a cross default under the senior secured credit facility, the bonding facilities or the notes.

The offering

The following summary of the offering contains basic information about the notes. It is not intended to be complete and it is subject to important limitations and exceptions. For a more complete understanding of the notes, please refer to the section of this offering memorandum entitled "Description of the notes."

Issuer .... Aker Kværner AS.

Notes offered.......... €250,000,000 aggregate principal amount of % Second Priority Lien Notes due 2011. The issuer may issue additional notes in the future, subject to compliance with the covenants in the indenture.

Maturity date.......... The notes will mature on , 2011.

Interest rate and payment dates......... The notes will accrue interest from their date of issuance at the rate of % per year. Interest on the notes will be payable semi-annually in arrears on and of each year, commencing on , 2004.

Parent Guarantee ...... The notes will be guaranteed by Aker Kværner O&G Group AS, the parent company of the issuer. If the issuer is unable to make payments on the notes when they are due, the guarantor must make them instead.

The parent guarantee may be limited in amount and enforceability by applicable laws and other limitations as more fully described under "Risk factors—Risks relating to the notes—Your rights to enforce remedies under the respective second priority liens securing notes and the parent guarantee are limited so long as any senior debt is outstanding."

Security .... The notes will be secured by a second priority lien over all of the shares of certain of the issuer's subsidiaries. The parent guarantee will be secured by a second priority lien over all of the shares of the issuer.

Ranking of the notes and the guarantee ..... The notes will be subordinated in right of payment to all existing and future senior indebtedness of the issuer, including indebtedness of the issuer under the senior secured credit facility and the bonding facilities. Otherwise, the notes will rank at least equally with all other indebtedness of the issuer and will rank senior in right of payment to all existing and future obligations of the issuer that are expressly subordinated in right of payment to the notes.

The parent guarantee will be subordinated in right of payment to all existing and future senior indebtedness of the guarantor, including the guarantor's obligations under the senior secured credit facility. Otherwise, the parent guarantee will rank at least equally with all of the other indebtedness of the guarantor and will rank senior in right of payment to all of the existing and future obligations of the guarantor that are expressly subordinated in right of payment to its parent guarantee.

The notes and the parent guarantee will effectively rank junior to all of the existing and future indebtedness and other liabilities of all of the issuer's subsidiaries.

	The notes and the parent guarantee will be subject to payment blockage, standstill and turnover provisions. See "Description of the notes."
Optional redemption...	The issuer may redeem some or all of the notes at any time on or after , 2007, at a redemption price equal to their principal amount plus a premium declining ratably to par, plus accrued and unpaid interest, if any, and additional amounts, if any. In addition, prior to , 2007, the issuer may redeem up to 35% of the aggregate principal amount of the notes with the proceeds of certain equity offerings by the issuer, the guarantor or Aker Kværner ASA, at a redemption price equal to % of their principal amount, plus accrued and unpaid interest, if any, and additional amounts, if any, provided that at least 65% of the original aggregate principal amount of the notes remains outstanding after the redemption.
Escrow of proceeds; special redemption.....	The proceeds of the notes will be held in an escrow account for the benefit of holders of the notes pending completion of the Financing Transactions. The Financing Transactions are conditional upon the completion of the initial public offering of shares by Aker Kværner ASA described under "Summary—Recent developments." If the Financing Transactions are not completed on or prior to May 14, 2004, the issuer shall redeem all of the notes on or prior to May 24, 2004, at a redemption price of 100% of the principal amount thereof, plus accrued interest to the date of redemption.
Use of proceeds........	If the Financing Transactions are completed on or prior to May 14, 2004, we intend to use the net proceeds of this offering to repay certain intercompany indebtedness owed to companies outside of the O&G group. See "Use of proceeds" for additional information.
Additional amounts; tax redemption	All payments in respect of the notes will be made without withholding or deduction for any taxes or other governmental charges. If withholding or deduction is required by law, subject to certain exceptions, the issuer or the guarantor, as the case may be, will pay additional amounts so that the net amount you receive is no less than that you would have received in the absence of such withholding or deduction. If certain changes in the law of any relevant taxing jurisdiction become effective that would impose withholding taxes or other deductions on the payments on the notes, the issuer may redeem the notes in whole, but not in part, at any time, at a redemption price equal to their principal amount, plus accrued and unpaid interest, if any, and additional amounts, if any, to the date of redemption.
Change of control......	If the guarantor or certain of its subsidiaries sell certain of their assets or if the guarantor or Aker Kværner AS experience a change of control, the issuer may be required to offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, and additional amounts, if any.

Certain covenants ...... The issuer will issue the notes under an indenture among the issuer, the guarantor and Deutsche Trustee Company Limited, as trustee. The indenture governing the notes will, among other things, limit our ability to:

- incur or guarantee additional indebtedness;
- pay dividends or make other distributions or repurchase or redeem our stock;
- make investments or other restricted payments;
- create liens;
- enter into certain transactions with affiliates;
- enter into agreements that restrict our restricted subsidiaries' ability to pay dividends;
- sell or issue capital stock of restricted subsidiaries; and
- consolidate, merge or sell all or substantially all of our assets.

All of these limitations will be subject to a number of important qualifications and exceptions. See "Description of the notes—Certain covenants."

Transfer restrictions .... The notes and the parent guarantee have not been and will not be registered under the U.S. Securities Act or any other applicable securities laws. The notes are subject to restrictions on transferability and resale. For more information, see "Transfer restrictions."

Absence of a public market for the notes ... The notes are new securities and there is currently no established trading market for the notes. Accordingly, there can be no assurances as to the development or liquidity of any market for the notes.

Application will be made to list the notes on the Luxembourg Stock Exchange. The initial purchasers have advised us that they intend to make a market in the notes. However, they are not obligated to do so, and may discontinue any market making at any time at their sole discretion and without notice.

Governing law .... The laws of the state of New York.

Risk factors

Investing in the notes involves substantial risks. In evaluating an investment in the notes, you should carefully consider, along with the other information provided to you in this offering memorandum, the specific factors set forth under "Risk factors" beginning on page 13 before deciding whether to invest in the notes.

Summary historical combined financial data

The summary historical combined financial information in this section for the financial years ended December 31, 2001, 2002 and 2003 has been derived from our audited combined financial statements which have been prepared in accordance with Norwegian GAAP and audited by KPMG AS. The summary historical financial information should be read in conjunction with "Operating and financial review and prospects" and our audited combined financial statements and the accompanying notes described above, which are included elsewhere in this offering memorandum. Due to the acquisition of the oil and gas business of Aker Maritime ASA in March 2002, its results of operations have been reflected in our combined profit and loss account for approximately ten months during the year ended December 31, 2002 and twelve months during the year ended December 31, 2003. As a result of this acquisition our results of operations are not directly comparable on a period-to-period basis. As a result of the Reorganization, our audited combined financial statements have been prepared by carving out from the historical financial statements of the Kværner group the results of operations, financial position and cash flows of the companies and businesses now comprising the O&G group.

(in millions, except ratios)	As of and for the year ended December 31, 2001 (NOK)	2002 (NOK)	2003 (NOK)	2003 (€)
Combined profit and loss accounts				
Operating revenues	14,056	20,535	20,386	2,421
Materials, goods and services expenses	(7,012)	(10,364)	(10,836)	(1,287)
Salaries, wages and social security costs	(4,455)	(7,800)	(7,288)	(811)
Other operating expenses	(2,052)	(1,503)	(1,497)	(232)
Depreciation and amortization	(242)	(452)	(466)	(55)
Total operating expenses	(13,761)	(20,119)	(20,087)	(2,386)
Exceptional items	–	(81)	–	–
Operating profit	295	335	299	36
Net financial items	116	(89)	(79)	(9)
Profit before tax	411	246	220	26
Tax	(108)	(115)	(99)	(12)
Net profit	303	131	121	14
Combined cash flow data				
Cash flow from operating activities	196	651	121	14
Cash flow from investing activities	(172)	(912)	88	10
Cash flow from financing activities	666	217	602	71
Combined balance sheet data				
Cash, bank deposits and cash pool		873	1,753(1)	208
Total current assets		9,929	9,971	1,184
Total current liabilities		11,835	14,315	1,700
Working capital(2)		82	491	58
Total fixed assets		5,308	4,667	554
Total assets		15,237	14,638	1,738
Total long-term debt		18	79	9
Owners' equity		2,718	(278)(3)	(33)
Other financial data				
Backlog	9,449	18,868	20,664	2,454
Purchase of fixed assets	(88)	(346)	(338)	(40)
Acquisition of businesses net of net cash acquired	(166)	(800)(4)	–	–
Depreciation and amortization	242	452	466	55
EBITDA(5)	537	868	765(6)	91
Pro forma interest expense(7)			219	25(9)
Pro forma equity(8)			3,598	415(9)
Pro forma net debt(10)			1,038	120(9)
Ratio of *pro forma* net debt to EBITDA			1.36x	1.36x
Ratio of EBITDA to *pro forma* interest expense			3.49x	3.49x

Notes on following page

(1) Includes cash and bank deposits of NOK 283 million at December 31, 2003 which are not fully available for general use within the group. Due to bonding arrangements, some bank deposits may only be utilized on specific projects and some bank deposits are in jurisdictions with currency restrictions.

(2) We define working capital as other current operating assets less other current operating liabilities.

(3) As at December 31, 2003, the conversion of intragroup debt to equity of the O&G group had not been completed. All asset transfers into the O&G group were at market value, but were accounted for using historical value. The difference between the consideration paid and recorded amounts were charged to equity resulting in negative owners' equity as at December 31, 2003.

(4) In connection with the acquisition of the oil and gas business of Aker Maritime ASA, we assumed additional indebtedness of NOK 800 million, which resulted in an increase of interest expenses in both of the financial years ended December 31, 2002 and 2003.

(5) "EBITDA" is defined as operating profit before exceptional items plus depreciation and amortization. EBITDA is presented as additional information because we believe that it is a useful measure for certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. We also believe that it provides a useful measure of the level of profitability we achieve with our asset base. EBITDA is not a measure of financial performance under U.S. GAAP, IFRS, or Norwegian GAAP and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP, IFRS or Norwegian GAAP.

(6) We expect to incur higher central management charges in the future as a result of changes in the method of calculating these charges after the Reorganization. EBITDA for 2003 has not been adjusted to reflect the higher central management charge expected in future periods. See "Operating and financial review and prospects — Overview."

(7) *Pro forma* interest expense is calculated assuming an 8% interest rate on the notes offered hereby (NOK 2,168 million) and assumes a floating rate of 3% plus a 2% margin on the senior debt (NOK 924 million) after the Refinancing for the purposes of the table and should not be regarded as an indication of the actual interest expense following the Refinancing.

(8) NOK 3,876 million of intergroup debt will be converted to equity, resulting in an increase of pro forma owners' equity at December 31, 2003 to NOK 3,598 million. Remaining net intergroup debt after the conversion will be repaid with the proceeds from this offering and the €100 million drawdown from our senior secured credit facility. See "Use of proceeds." After the conversion of debt to equity and the application of the proceeds from this offering and the drawdown from our senior secured credit facility we will retain approximately NOK 301 million (€36 million) in cash in addition to NOK 1,753 million of cash, bank deposits and cash pool on hand. The NOK 3,598 million of equity shown can be reconciled to the *pro forma* owner's equity of NOK 3,920 million in our audited *pro forma* combined balance sheet at December 31, 2003, by taking into account deferred tax assets of NOK 320 million and adjustments of other assets of NOK 2 million assumed to be created in the Reorganization.

(9) Converted for the convenience of the reader into euro at the exchange rate of NOK 8.67 per €1.00, the exchange for the Krone against the euro on March 5, 2004, based on data provided by Norges Bank.

(10) *Pro forma* net debt is assumed *pro forma* debt of NOK 3,092 million outstanding after the Refinancing less assumed cash, bank deposits and cash pool on hand of NOK 2,054 million.

Risk factors

An investment in the notes involves a high degree of risk. In addition to the other information contained in this offering memorandum, you should carefully consider the following risk factors before purchasing the notes. The risks and uncertainties we describe below are not the only ones we face. Additional risks and uncertainties of which we are not aware or that we currently believe are immaterial may also adversely affect our business, financial condition or results of operations. If any of the possible events described below occur, our business, financial condition or results of operations could be materially and adversely affected. If that happens, we may not be able to pay interest or principal on the notes when due and you could lose all or part of your investment.

Risks relating to our business

Our business is dependent on the condition of the oil and gas industry.

Our business depends generally on the condition of the oil and gas industry and particularly on the capital expenditures and operating expenditures of the companies engaged in the exploration, development and production of oil and gas. The demand for oil and gas industry capital projects has traditionally been cyclical and influenced by such factors as:

- prevailing oil and gas prices;
- expectations about future prices;
- the cost of exploring for, producing and delivering oil and gas;
- the sale and expiration dates of available offshore leases;
- the discovery rate of new oil and gas reserves in offshore areas;
- domestic and international political, military, regulatory and economic conditions;
- technological advances; and
- the ability of oil and gas companies to generate funds for capital expenditures.

Prices for oil and gas historically have been extremely volatile and have reacted to changes in the supply of and demand for oil and natural gas (including changes resulting from the ability of the Organization of Petroleum Exporting Countries (OPEC) to establish and maintain production quotas), domestic and worldwide economic conditions and political instability in oil producing countries. We anticipate prices for oil and natural gas will continue to be volatile and affect the demand for, and pricing of, our services. A material decline in oil or natural gas prices or activities over a sustained period of time could materially adversely affect the demand for our services and, therefore, our results of operations and financial condition.

Our upstream oil and gas activities are substantially dependent on the condition of the offshore exploration and development market. Offshore oil and gas field capital expenditures are also influenced by the sale and expiration dates of offshore leases, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions, environmental regulation, the ability of oil and gas companies to access or generate capital and the cost of such capital.

We may not be able to satisfy our future liquidity requirements, including performance bonds and guarantees, which may have a material adverse effect on our operations.

We operate in business areas that demand substantial capital resources. To the extent that funds from operations are insufficient to meet these working capital needs, we are dependent upon having access to the senior secured credit facility and other permitted indebtedness under the indenture. However, our senior secured credit facility and other potential borrowings may not prove to be sufficient to allow us to meet our funding needs.

Additionally, as is customary in our industry, we are required to post performance bonds on a case by case basis in favor of our customers in respect of our project obligations. The ability to arrange for necessary performance bonds is dependent on our creation and maintenance of a sufficiently healthy financial condition to support these bonds. In the past, obtaining adequate bonding has been challenging, and may continue to be challenging in the future. We may not be able to anticipate if and when a customer may call an on demand bond, and such call may draw on our capital resources temporarily limiting our liquidity which may have a material adverse effect on us.

We are subject to many project and investment risks and uncertainties, including risks relating to actual costs exceeding estimated costs as well as the suspension, termination or limitation in scope of key customer contracts.

Our projects are usually based on contracts that are awarded on a competitive bidding basis. The revenues and operating margins realized in such contracts may vary from original estimates as a result of changes in costs and productivity over the term of the contract. Our contracts are susceptible to such variances from our estimates because of the inherent risks of construction and installation operations, including engineering, construction, regulatory, financing and other risks which may delay or prevent the successful completion or operation of these projects or significantly increase project costs. Such projects could be adversely affected by many factors including shortages of materials, equipment and labor, political risk, customer default, adverse weather conditions, natural disasters, labor disputes, accidents, environmental pollution, prices of raw materials, unforeseen problems, changes in circumstances that may lead to cancellations and other factors beyond our control. Additionally, projects could be adversely affected by our ability to control costs during execution. The failure to complete a project on schedule or to its planned specifications may result in, among other things, liabilities, increased project costs and/or lower returns, or project losses including profit reversals relating to revenues or margins previously recognized. We have experienced losses on certain past and pending projects due to cost overruns and unforeseen time delays in project completion and there can be no assurance given that project difficulties and losses would not occur in a manner that adversely affects our results of operations or financial condition. For further information, see "Business—Contractual disputes and legal proceedings."

In addition, some of our key customer contracts may be suspended or terminated by our customer at any time upon the giving of notice. Although upon suspension or termination we are paid certain costs and expenses incurred up to the suspension or termination of the contract, we are not entitled to a cancellation fee under several of our contracts. Our customer contracts also permit the customer to vary the scope of our work under the contract. As a result, we may be required to renegotiate the terms or scope of such contracts at any time which may result in the imposition of terms less favorable than the previous terms. See "Business—Contract provisions and liability—Variation, suspension and cancellation/termination provisions."

Any such suspension, termination or limitation of a customer contract could have a material adverse effect on our backlog, which represents the total amount of revenues we expect to recognize in the future as a result of performing work under firm orders.

We face uncertainty of future contract awards, which makes it difficult to forecast our financial performance or effectively manage our resources.

Our future performance depends, among other matters, on whether and when we will receive certain new contract awards. In the case of large-scale projects where timing is often uncertain, it is particularly difficult to predict whether and when we will receive a contract award. Contract awards are often affected by events outside of our control, such as price fluctuations in oil and gas, and general economic conditions affecting our customers. The uncertainty of contract award timing or its delay can present difficulties in the timely adjustment of our resource capabilities with our current operational requirements. See "Operating and financial review and prospects."

We continue to experience significant competition in our industry which could limit our ability to maintain or increase our market share or to maintain our prices at profitable levels.

We have significant competitors in each of our business segments and across geographical markets. In many of the activities in which we are involved, contracts are awarded on a competitive bid basis, and price competition is often the primary factor in determining which, among qualified contractors, wins the bid. We believe that competition in the industries in which we operate is likely to continue in the future. Our future business prospects are dependent to a large degree on our ability to meet changing customer needs, to anticipate and respond to technological changes and to develop effective and competitive relationships with our customers and suppliers.

Changes in exchange rates could adversely affect our reported earnings and cash flow.

As a global concern, although we attempt to hedge our currency risks through hedging and currency matching policies, we are exposed and susceptible to exchange rate losses due to fluctuations in the exchange rates of currencies in which various of our companies have indebtedness in or may have to purchase supplies or price their sales, principally with respect to sterling, U.S. dollars, euro and kroner. Changes in the relative strength of these currencies may affect the value of our contracts during the course of their execution. Additionally, because we report our financial results in kroner, changes in the relative strength of the kroner to the various currencies in which we conduct business can adversely affect our financial results due to losses resulting from exchange rate conversion.

Any significant disruption in delivery of certain key supplies during a project could delay production and adversely affect our ability to meet our contractual obligations.

We are sometimes highly dependent on the availability of certain key materials, components, finished products and services, often custom-made, during the course of our projects. Moreover, we are dependent upon the ability of our suppliers to provide such materials, components, finished products and services that meet specifications, quality standards and delivery schedules. Difficulties that we encounter with such suppliers could adversely affect our production schedules, reputation and profitability.

We rely heavily on certain customers, the loss of which could materially affect our business, financial condition or results of operations.

As a result of consolidation in the oil and gas industry, our business is largely dependent on a small number of our largest customers. In addition, our material contracts with our customers typically contain variation, suspension and/or cancellation provisions, which are exercisable by the customer upon short notice. As a result, we may be required to renegotiate the terms or scope of such contracts at any time, which may result in the imposition of terms less favorable than those currently in place. Alternatively, it is possible that such customers could elect to suspend or terminate such contracts, without, in some cases, the imposition of cancellation fees or other liquidated damages. The loss of any of our key customers or any such renegotiations, suspensions or terminations could have a material adverse effect upon our business, financial condition or results of operations.

We are subject to government regulations that may adversely affect our future operations.

Our operations are subject to numerous national and supra-national, environmental, health and safety laws, regulations, treaties and conventions including, *inter alia*, those controlling the discharge of materials into the environment, requiring removal and clean up of environmental contamination, establishing certification, licensing, health and safety, taxes, labor and training standards, or otherwise relating to the protection of human health and the environment. We may be subject to liabilities for environmental contamination if we do not comply with applicable laws regulating such hazardous substances, and such liabilities can be substantial. In addition, we may be subject to significant fines and penalties if we do not comply with environmental laws and regulations including those referred to above, many of which relate to the discharge of oil or hazardous substances and the protection of the environment. Environmental remediation costs could be significant and cause us to incur substantial losses.

Furthermore, some environmental laws provide for strict liability for remediation of releases of hazardous substances which could result in our liability for environmental damage without regard to our negligence or fault. Changes in environmental laws and regulations, or claims for damages to persons, property, natural resources or the environment, could result in substantial costs and liabilities to us.

Certain of our international operations are subject to political, economic and other uncertainties not encountered in our operations in Europe and North America.

We operate in certain emerging markets in Latin America, Asia, the Middle East and Africa, which account for approximately 13% of our revenues in 2003. Operations in these emerging markets present risks that are not encountered in countries with well established economic and political systems, including:

- economic instability, which could make it difficult for us to anticipate future business conditions in these markets, cause delays in the placement of orders for projects that we have been awarded and subject us to volatile markets;
- political instability, which makes our customers less willing to make investments in such regions and complicates our dealings with governments regarding permits or other regulatory matters;
- boycotts and embargoes that may be imposed by the international community on countries in which we operate, which could adversely affect the ability of our operations in those countries to obtain the materials necessary to fulfill contracts and our ability to pursue business or establish operations in those countries;
- significant fluctuations in interest rates and currency exchange rates;
- the imposition of unexpected taxes or other payments on our revenues in these markets; and
- the introduction of exchange controls and other restrictions by foreign governments.

In addition, the legal and regulatory systems of the emerging markets identified above are less developed and less well enforced than in industrialized countries. Even though we take steps to protect our contractual and other legal rights in emerging markets, we cannot offer any assurance that our exposure to conditions in emerging markets will not adversely affect our financial condition and results of operations.

Our operations may cause substantial harm to persons and property; to the extent that such harm is not covered contractually or by insurance, it could cause us to incur substantial costs.

Our operations are subject to the usual hazards inherent in providing engineering and construction services for the oil and gas industry, such as the risk of equipment failure, work accidents, fire or explosion. These hazards can cause personal injury and loss of life, business interruptions, property and equipment damage, pollution and environmental damage. We may be subject to claims as a result of these hazards. We may also be subject to claims resulting from the subsequent operations of facilities we have previously sold or operated. Our policy of covering these risks through contractual limitations of liability and indemnities and through insurance may not always be effective. Clients and sub-contractors may not have adequate financial resources to meet their indemnity obligations to us. Losses may derive from risks not addressed in our indemnity agreements or insurance policies, or it may no longer be possible to obtain adequate insurance against some risks on commercially reasonable terms. In some of the jurisdictions in which we operate, environmental liability may be assigned to us as a matter of law. Failure to effectively cover ourselves against engineering and construction industry risks for any of these reasons could expose us to substantial costs and potentially lead to material losses.

We are a wholly-owned subsidiary of Aker Kværner ASA, which is a subsidiary of Kværner ASA, and Aker Kværner ASA and Kværner ASA exercise control over our business and operations and may do so in a manner that is adverse to your interests as noteholders.

We are a wholly-owned subsidiary of Aker Kværner ASA, which is a subsidiary of Kværner ASA and certain of our directors are persons who are also executive officers of Aker Kværner ASA.

Subject to certain restrictions in the indenture, our board of directors is charged with making determinations with respect to, among other things, the following:

- decisions on our financing and capital raising activities;
- any merger or other business combination transaction involving our company; and
- our acquisition or disposition of assets.

The interests of Kværner ASA and Aker Kværner ASA as equity holders may differ from the interests of holders of the notes. For example, subject to the provisions of the indenture relating to the notes, our board of directors may determine to pursue acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance the value of Kværner ASA and Aker Kværner ASA's equity ownership of us, even though these transactions might involve risks to holders of the notes. Such actions could adversely affect our liquidity by reducing cash available to service our indebtedness.

Our operations are dependent on certain management personnel and services which we share with other Aker Kværner ASA group companies.

We are currently dependent upon key personnel who also hold management roles in other business areas of the Aker Kværner ASA group. While we anticipate that such individuals will continue to actively participate in the management of the affairs of our business on the same basis after the Reorganization as they did before, such individuals may not adequately allocate their time between the various Aker Kværner ASA businesses in which they have management responsibilities.

We rely on service agreements with other companies of the Kværner group and Aker Kværner group outside the oil and gas group, including agreements for shared services including treasury, tax, legal, information technology and other administrative services. While we attempted to structure these agreements to fairly apportion these services, such services may not have been adequately allocated between us and the other non-oil and gas businesses of Aker Kværner ASA.

Our historical financial information may not be representative of our results as an independent business; we may incur unexpected and material costs or encounter other material problems in connection with our separation from the remainder of the Kværner group's business.

The historical financial information included in this offering memorandum may not be indicative of what our financial position, results of operations and cash flows would have been had we been operating as an independent business during the periods presented, or what our financial position, results of operations and cash flows will be in the future. This may be because we may incur additional costs and expenses as a result of our recent separation from the remainder of the Kværner ASA group. Possible sources of such additional expenditure may include management charges and other expenses with respect to the establishment and maintenance of our group infrastructure, additional taxes and increased expenses and benefits of employees (including those relating to management-level employees), which are greater than those which we have borne historically. These costs may be material to our business. For further information, see "Operating and financial review and prospects—Overview" and "Certain related party transactions."

We have attempted to make adjustments and allocations in preparing our historical financial information so that it appropriately reflects our operations during such periods as if we were operating separately from the remainder of the Kværner ASA group. However, we do not know what the precise effects of such separation will be. Accordingly, our historical results of operations may not be indicative of our future operating or financial performance.

War, other armed conflicts or terrorist attacks could have a material adverse effect on our business.

The recent war in Iraq, as well as the terrorist attacks of September 11, 2001 and subsequent terrorist attacks and unrest, have caused instability in the world's financial and commercial

markets, significantly increased political and economic instability in some of the geographic areas in which we operate and contributed to high levels of volatility in prices for oil and gas. The continuing instability and unrest in Iraq, as well as threats of war or armed conflict elsewhere, may cause further disruption to financial and commercial markets and contribute to even higher levels of volatility in prices for oil and gas. In addition, acts of terrorism and threats of armed conflicts in or around various areas in which we operate, such as the Middle East and Indonesia, could limit or disrupt our markets and operations, including disruptions from evacuation of personnel, cancellation of contracts or the loss of personnel or assets. Armed conflicts, terrorism and their effects on us or our markets may significantly affect our business and results of operations in the future.

We are subject to risks associated with international operations which could negatively affect our business or results of operations.

We conduct some operations through non-Norwegian subsidiaries and joint ventures. We do not manage all of these entities. Even in those joint ventures that we manage, we are often required to consider the interests of our joint venture partners in connection with decisions concerning the operations of the joint ventures. Arrangements involving these subsidiaries and joint ventures may restrict us from gaining access to the cash flows or assets of these entities. In addition, these non-Norwegian subsidiaries and joint ventures sometimes face governmentally imposed restrictions on their abilities to transfer funds to us.

The loss of the services of one or more of our key personnel, or our failure to attract, assimilate and retain trained personnel in the future, could disrupt our operations and result in loss of revenues.

Our operations require the services of employees having the technical training and experience necessary to obtain the proper operational results. As a result, our operations depend, to a considerable extent, on the continuing availability of such personnel. If we should suffer any material loss of personnel to competitors or be unable to employ additional or replacement personnel with the requisite level of training and experience to adequately operate our equipment, our operations could be adversely affected. While we believe our wage rates are competitive and our relationships with our employees are satisfactory, a significant increase in the wages paid by other employers could result in a reduction in our workforce, increases in wage rates, or both. If either of these events occur for a significant period of time, our financial condition and results of operations could be adversely impacted.

A number of our employees are members of labor unions. Although we expect to renew our union contracts without incident, if we are unable to negotiate acceptable new contracts with our unions in the future, we could experience strikes or other work stoppages by the affected employees, and new contracts could result in increased operating costs attributable to both union and non-union employees. If any such strikes or other work stoppages were to occur, or if our other employees were to become represented by unions, we could experience a significant disruption of our operations and higher ongoing labor costs.

We may be held liable for certain claims and liabilities relating to non-O&G group companies and assets.

In connection with the transactions associated with the Reorganization, the assets and operations of Kværner ASA's oil and gas business were separated from the remainder of the Kværner group. The Reorganization was effected by share and asset transfers both into, in the case of companies and assets involved in oil and gas operations, and out of, in the case of companies and assets not involved in oil and gas operations, the restructured O&G group. See "Certain related party transactions."

The remainder of the Kværner group is subject to certain material litigation, non-operational risk and other legacy liabilities. These claims and risks include, among others, claims relating to asbestos and certain risks relating to underfunded pension liabilities.

Although none of the O&G group companies are involved currently in any such Kværner group litigation, risks and liabilities, and although we believe all transactions in the Reorganization (including transfers of assets, businesses and employees) were for fair value and on market terms, we cannot assure you that we will not be subject to any such claims or liabilities.

Any claims relating to the aforementioned matters which are successfully asserted against us and not sufficiently covered by any applicable indemnities or insurance policies could have a material adverse effect on our results of operations and financial condition.

Risks relating to the notes

We may not be able to service our indebtedness.

Our ability to make payments on and to refinance our indebtedness, including the notes, will depend on our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control.

We anticipate that our operating cash flow, together with funds we anticipate being available to us through various sources including further issuances, if needed, in the capital markets and asset sales, if permitted under the indenture governing the notes, will be sufficient to meet anticipated future operating expenses, to fund capital expenditures and to service our indebtedness as it becomes due. However, we cannot assure you that our business will generate sufficient cash flow from operations, or that we will be able to borrow additional funds or generate proceeds from asset sales in amounts sufficient to enable us to pay our indebtedness, including the notes, or to fund other liquidity needs.

We may incur significant additional indebtedness, including indebtedness ranking prior or equal to the notes or the parent guarantee.

The indenture under which we are issuing the notes allows us to incur additional indebtedness, subject to restrictions specified in the indenture. As of December 31, 2003, as adjusted to reflect the issuances of the notes and the application of the net proceeds as described under "Use of proceeds," we would have had outstanding NOK 3,013 million of indebtedness. Under the indenture we are permitted to incur additional senior indebtedness, including under our senior secured credit facility and our bonding facilities, which will rank prior to the notes in respect of payment. Such senior indebtedness will be entitled to payment prior to the holders of the notes from any proceeds distributed in connection with any foreclosure upon the collateral or an insolvency, liquidation, reorganization, dissolution or winding-up of our company. This effectively will reduce the amount of collateral available for repayment of the notes and may have the effect of reducing the amount of proceeds paid to you.

We and the guarantor are both holding companies with no revenue generating operations of our own.

We and our parent, the guarantor, are both holding companies. The principal asset of our parent is our shares. Our principal asset is our ownership of our operating subsidiaries. We conduct no

business or operations except through our direct and indirect subsidiaries. Our ability to service our indebtedness, including the notes, and our parent's ability to make payments under the guarantee, are both entirely dependent upon the receipt of funds from our subsidiaries by means of dividends, interest, intercompany loans or otherwise. The ability of our subsidiaries to make those funds available to us is subject to, among other things, applicable corporate and other laws and restrictions contained in agreements to which such subsidiaries may be subject. We cannot assure you that our subsidiaries will be in a position to make funds available to us. Although the indenture relating to the notes limits the ability of such subsidiaries to enter into further consensual restrictions on their ability to pay dividends, such limitation is subject to a number of significant exceptions. See the sections entitled "Description of the notes" and "Description of other indebtedness." Our potential inability to obtain funds from our subsidiaries could have a material adverse effect on our financial condition.

Your rights to enforce remedies under the respective second priority liens securing notes and the parent guarantee are limited so long as any senior debt is outstanding.

The security granted to secure the notes (liens over the shares of certain of our operating subsidiaries) and the security granted to secure the parent guarantee (liens over all of our outstanding shares) will be second priority liens, ranking behind the first priority liens over such collateral in favor of the senior lenders under our senior secured credit facility and our bonding facilities.

The security documents provide that a common security agent, who will also serve as the senior security agent for the senior lenders under our senior secured credit facility and our bonding facilities, will in general act only at the direction of the agents under our senior secured credit facility and bonding facilities until amounts outstanding under such facilities are paid in full and discharged. The lenders of our senior indebtedness will have exclusive rights to make all decisions with respect to enforcement of remedies relating to the collateral for a period of 179 days from the occurrence of a default of the notes.

As a result, the holders of the notes will not be able to force a sale of the shares securing the notes or the guarantee or otherwise independently pursue the remedies of a secured creditor under the security documents for so long as any amounts under our senior secured credit facility or our bonding facilities remain outstanding. Our senior lenders may have interests that are different from the interests of holders of the notes and they may elect not to pursue their remedies under the security documents at a time when it would be advantageous for the holders of the notes to do so.

In addition, if the lenders under our senior secured credit facility and our bonding facilities sell some or all of our subsidiaries or our shares through an enforcement of their security interests, the liens over any shares of such subsidiaries or our shares securing the notes or the parent guarantee, respectively, will be released subject to satisfaction of certain conditions. See "Description of the notes—Parent Guarantee" and "Description of the notes—Security for the Notes."

The notes and the guarantee are contractually subordinated to our and our parent's senior indebtedness.

The notes are subordinated in right of payment to the prior payment in full in cash of all of our existing and future senior indebtedness, including indebtedness under our senior secured credit facility and our bonding facilities, on the terms summarized under "Description of the notes." The parent guarantee is subordinated in right of payment to the prior payment in full in cash of all of the guarantor's existing and future senior indebtedness. Although the indenture contains restrictions on our ability and the ability of the guarantor to incur additional indebtedness, any additional indebtedness incurred may be substantial and may qualify as senior indebtedness. See "—We may incur significant additional indebtedness, including indebtedness ranking prior or equal to the notes or the parent guarantee."

The subordination provisions relating to the notes and the parent guarantee:

- provide that if any insolvency event occurs, all of our senior indebtedness (in the case of the notes) or all of our parent's senior indebtedness (in the case of the parent guarantee) must be paid in full in cash before the holders of the notes may receive any payment or distribution of any kind in respect of the notes or the parent guarantee;
- contain customary turnover provisions by the trustee and the holders of the notes in favor of the holders of senior indebtedness;
- provide that if a payment default on any senior indebtedness is continuing, neither we nor our parent may make any payment or distribution of any kind in respect of the notes or the parent guarantee, as the case may be;
- provide that if a default other than for non-payment in relation to any designated senior indebtedness is continuing, we may not make any payment or distribution of any kind until 179 days after occurrence of such non-payment default and after a blockage notice is delivered to the trustee in relation to the notes; and
- provide that no enforcement action be taken by the trustee or the holders of notes unless (i) holders of senior indebtedness have accelerated their indebtedness or taken other enforcement action against the guarantor, (ii) an insolvency event has occurred, unless such insolvency event is the result solely of actions taken by the trustee or the holders of the notes or (iii) default in payment has occurred under the indenture and a period of 179 days has passed following the occurrence of such default to the agent and lenders under the designated senior indebtedness.

For a more complete summary of the terms of subordination of the notes and the parent guarantee, see the section entitled "Description of the notes—Ranking and subordination" and "Description of the notes—Parent guarantee."

The terms of our indebtedness restrict our corporate activities.

The indenture under which the notes will be issued restricts, and in some cases prohibits, among other things, our ability to:

- incur additional indebtedness or make certain guarantees;
- make prepayments of certain indebtedness;
- declare and pay dividends;
- make investments;
- engage in transactions with affiliates;
- issue capital stock;
- create liens;
- layer our indebtedness;
- sell assets; and
- engage in mergers and consolidations.

These restrictions could materially adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that may be in our best interests. See "Description of the notes" and "Description of other indebtedness." We may also incur other indebtedness in the future that may contain financial or other covenants more restrictive than those applicable under our credit facility, our bonding facilities or the indenture governing the notes.

In addition, our senior secured credit facility and our bonding facilities require us to comply with various financial covenants. You should read the discussions under "Description of other indebtedness" for further information about these covenants. Events beyond our control may affect our ability to comply with these financial covenants.

Our failure to comply with these financial covenants and other obligations could cause an event of default under our senior secured credit facility or our bonding facilities. If an event of default occurs, our lenders could elect to declare all amounts outstanding and accrued and unpaid interest on our senior secured credit facility and our bonding facilities to be immediately due. A payment default on other indebtedness may also constitute an event of default under the terms of the notes. If an event of default occurs, we cannot assure you that we would have sufficient assets to repay all of our obligations, including the notes.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

The indenture under which the notes are issued contains provisions relating to certain events constituting a "change of control" of the issuer. If such a change of control occurs, we will be required to make an offer to purchase all outstanding notes at a price equal to 101% of their principal amount, in addition to accrued and unpaid interest (if any) up to the purchase date. We cannot assure you that we will have sufficient funds to finance such a purchase. In addition, we may be required to secure the approval of our other creditors before we can purchase any notes prior to their stated maturity, including upon a change of control. Any failure by us to purchase all notes validly tendered pursuant to such an offer would result in an event of default under the indenture. For more information, see "Description of the notes—Change of Control."

The value of the collateral securing the notes and the guarantee may not be sufficient to ensure repayment of the notes.

Our shares and the shares of certain of our operating subsidiaries pledged as collateral to secure our senior indebtedness and our obligations under the notes and the parent guarantee may provide for only limited repayment of our other indebtedness and the notes, in part because most of these shares may not be liquid and their value to other parties may be less than their value to us. Likewise, we cannot assure you that the pledged shares will be saleable or, if saleable, that there will not be substantial delays in their liquidation. The shares pledged to secure the notes and parent guarantee may also have limited value at the time of any attempted realization because, in the event of bankruptcy or similar proceeding, all obligations of the entity whose shares have been pledged must be satisfied before any value will be available to the owner of, or the creditor secured by, such shares. In addition, the value of collateral may decline over time. If the proceeds of any sale of the collateral are not sufficient to repay all amounts due on the notes and the parent guarantee, then your claims against our remaining assets to repay any amounts still outstanding under the notes and the parent guarantee would be unsecured.

The value of the pledged shares could also be affected by liens or rights in favor of other parties that attach to them, by operation of law or otherwise, and these parties could exercise rights and remedies against those shares. These actions could adversely affect the value of the collateral and the ability of the trustee to foreclose on it.

You may not be able to recover in civil proceedings for U.S. securities laws violations.

We are a private company with limited liability registered under the laws of Norway with our registered office at Lysaker, Norway. The guarantor is also organized under the laws of Norway. A substantial portion of our assets and those of the guarantor are located outside of the United States. There is doubt as to the enforceability in Norway, in original actions or in actions for the enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

A final and conclusive judgment obtained in the state or federal courts in the State of New York in respect of the indenture may not be enforceable by the courts of Norway without re-examination of the merits of the case, unless (a) such judgment obtained is final and enforceable in and pursuant to the laws of the State of New York, (b) the judgment is in compliance with Section 168a of the Norwegian Civil Procedure Act (1915), (c) enforcement of the judgment is in accordance with the mandatory provisions of the Norwegian Enforcement Act (1992) and (d) such judgment is not in conflict with Norwegian public policy.

You cannot be sure that an active trading market will develop for the notes.

No active trading market currently exists for the notes. If the notes are traded after we issue them, they may trade at a discount from their initial offering price, depending on many factors, including prevailing interest rates, the market for similar securities, general economic conditions, our financial condition, performance and prospects, as well as recommendations of securities analysts. The initial purchasers are not obligated to make a market for the notes. If they do so, they may discontinue such market making at any time without notice. Application will be made to list the notes on the Luxembourg Stock Exchange. However, we cannot assure you that an active trading market for the notes will develop, or if one does develop, that it will be sustained.

The notes have not been registered under the U.S. Securities Act or any state securities laws and may not be offered or sold except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, or pursuant to an effective registration statement.

Voidance rules in Norwegian law may protect our creditors to your disadvantage.

Under Norwegian insolvency laws, the granting of liens and unusual payments can be voided if undertaken during the three-month period prior to the commencement of insolvency proceedings. There are also other preference provisions such as fraudulent conveyance rules that can void any transaction undertaken less than ten years prior to the commencement of insolvency proceedings that (a) in an improper way favors one particular creditor (even if such creditor was not party to the transaction) at the expense of another creditor, (b) otherwise restricts the availability of the debtor's assets for the benefit of creditors, or (c) increases the debtor's debt in a detrimental way for the creditors, in each case provided that the debtor's financial position was weak at the time of, or became materially weaker as a result of, the transaction and the other party thereto knew or should have known of the debtor's financial difficulties and the circumstances which made the transaction improper.

Your rights as a creditor may not be as strong under Norwegian insolvency laws as under other insolvency laws.

Under Norwegian law, there is no consolidation of bankruptcies of the assets and liabilities of a group of companies. Each individual company would thus be treated separately by a bankruptcy administrator appointment by the local district court. The assets of each of our subsidiaries would first be used to satisfy the debts of each respective subsidiary and only the remaining surplus, if any, of a subsidiary would benefit our creditors. As a result of this and other aspects of Norwegian insolvency laws, your ability to protect your interests as a creditor of a parent of such subsidiary may not be as strong under Norwegian law as it would be under the laws of other countries.

The Norwegian Bankruptcy Act 1984 sets out two main procedures that can be followed in respect of a company being illiquid or insolvent: debt settlement proceedings (voluntary or compulsory) and bankruptcy. Only the subject company can apply for debt settlement proceedings.

The purpose of debt settlement proceedings is to give a debtor who is illiquid the opportunity to negotiate with its creditors for a voluntary composition or a compulsory composition under the protection of the courts. In such a proceeding, the court will appoint a debt settlement committee composed preferentially of creditors' representatives with a lawyer as chairman. If a voluntary debt settlement is opposed by any of the creditors, the alternatives are either compulsory debt settlement proceedings or bankruptcy. While in debt settlement proceedings a debtor is restricted with respect to carrying out certain activities within its business but remains in charge of its business under the supervision of the committee. As a general rule, during the first three months of debt settlement proceedings, a bankruptcy petition cannot be filed.

During the first six months of the debt settlement or bankruptcy proceedings, security may only be enforced with the consent of the debt settlement committee or the bankruptcy trustee, as the case may be.

In certain circumstances, liens by operation of law have priority ranking ahead of contractually agreed liens.

Use of proceeds

We expect the gross proceeds from the issue of the notes will be approximately €250 million. In addition, we intend to use a portion of available cash to pay fees and expenses connected with the issue of the notes (approximately €12 million).

The net proceeds from the issue of the notes will be held, together with certain additional amounts, in an escrow account for the benefit of holders of notes pending completion of the Financing Transactions. The Financing Transactions are conditional upon, among other things, the completion of the initial public offering of shares by Aker Kværner ASA described under "Summary—Recent developments." If the Financing Transactions are not completed by on or prior to May 14, 2004, the Issuer shall use the escrowed amounts to redeem all of the notes as further described under "Description of the notes—Special redemption."

If the Financing Transactions are completed on or prior to May 14, 2004, the net proceeds from the issue of the notes will be used to repay certain intercompany indebtedness owed to companies outside of the O&G group.

The table below summarizes the expected sources and uses of the proceeds of this offering (assuming that the Financing Transactions are completed on or prior to May 14, 2004).

	€(1) (in millions)		€(1) (in millions)
Sources		**Uses**	
Notes offered hereby	250	Repayment of intercompany indebtedness	350
Drawdown under the senior secured credit facility(2)	100		
		Repayment of external indebtedness	3
Additional cash	15(3)	Transaction fees and expenses	12
Total sources	365	Total uses	365

(1) Converted for the convenience of the reader into euro at the exchange rate of NOK 8.67 per €1.00, the exchange for the krone against the euro on March 5, 2004, based on data provided by Norges Bank.

(2) The €33 million term loan facility will be fully drawn and €67 million of the €117 million revolving credit facility will be drawn, in each case upon completion of the Financing Transactions.

(3) The source of additional cash is from the net collections of short-term intergroup receivables.

Capitalization

The following table sets forth as at December 31, 2003 (i) our actual combined cash, short-term debt, long-term debt and owners' equity, (ii) adjustments to such items on a *pro forma* basis as if the expected recapitalization of the guarantor described under "Summary—Reorganization and refinancing" had occurred as at December 31, 2003 and adjustments to give effect to the Refinancing and the gross proceeds therefrom. See "Use of proceeds." The historical information has been derived from our audited combined financial statements included elsewhere in this offering memorandum. The information set forth below should be read in conjunction with the "Use of proceeds," "Operating and financial review and prospects," "Description of other indebtedness," "Description of the notes" and our financial statements and the related notes included elsewhere in this offering memorandum. Except for the transactions referred to above, there have been no other material changes to our capitalization since December 31, 2003.

	As at December 31, 2003			
(in millions)	Actual	*Pro Forma* Adjustments	As Adjusted *Pro Forma*	
	(NOK)	(NOK)	(NOK)	(€)[1]
Cash, bank deposits and cash pool	1,753[2]	301[3]	2,054	237
Short-term intergroup debt:				
Short-term intergroup receivables	(3,007)	3,007	–	–
Short-term intergroup debt	9,595	(9,595)	–	–
Net short-term intergroup debt	6,588	(6,588)[4]	–	–
Long-term debt:				
Senior secured credit facility	–	867[5]	867	100
Umbilical loans	57	–	57	7
Notes offered hereby	–	2,168[6]	2,168	250
Other borrowings	22	(22)[7]	–	–
Total long-term debt	79	3,013	3,092	357
Owners' equity/deficit (incl. minority interest)	(278)	3,876[8]	3,598[9]	415
Total capitalization	(199)	–	6,690	772

(1) Converted for the convenience of the reader into euro at the exchange rate of NOK 8.67 per €1.00, the exchange for the krone against the euro on March 5, 2004, based on data provided by Norges Bank.

(2) Includes cash and bank deposits of NOK 283 million at December 31, 2003 which are not fully available for general use within the group. Due to restrictions set forth in our bonding arrangements, some bank deposits may only be utilized on specific projects and some bank deposits are in jurisdictions with currency restrictions.

(3) The increase in available cash of NOK 301 million reflects the net cash after the conversion of NOK 3,876 million in intergroup debt into equity, the repayment of short-term intergroup debt of NOK 3,045 million remaining after the conversion, repayment of NOK 22 milion of external debt, the drawdown of €100 million (NOK 867 million) of the senior secured credit facility and the issue of €250 million (NOK 2,168 million) of notes offered hereby and net collections of short-term intergroup receivables of NOK 333 million.

(4) Reflects the reduction in net short-term intergroup debt due to the conversion of NOK 3,876 million in intergroup debt into equity, the repayment of NOK 3,045 million of short-term intergroup debt with the proceeds of the offering, the drawdown under the senior secured credit facility and net collections of short-term intergroup receivables of NOK 333 million.

(5) A €150 million senior secured credit facility is available to the issuer, of which €100 million will be drawn down in connection with the Refinancing.

(6) The proceeds from the issuance of the notes will be used to partially repay net short-term intergroup debt.

(7) As a condition to the Refinancing, NOK 22 million of external indebtedness will be repaid by the issuer.

(8) The increase in owners' equity reflects the conversion of NOK 3,876 million in intergroup debt into equity.

(9) The NOK 3,598 million of owner's equity shown can be reconciled to the *pro forma* owner's equity of NOK 3,920 million in our audited *pro forma* combined balance sheet at December 31, 2003, by taking into account deferred tax assets of NOK 320 million and adjustments of other assets of NOK 2 million assumed to be created in the Reorganization.

Selected historical financial data

The selected historical audited combined financial information in this section for the financial years ended December 31, 2001, 2002 and 2003 has been derived from our audited combined financial statements which have been prepared in accordance with Norwegian GAAP and audited by KPMG AS. The selected historical combined financial information should be read in conjunction with "Operating and financial review and prospects" and our audited combined financial statements and the accompanying notes described above, which are included elsewhere in this offering memorandum. As a result of the Reorganization, our audited combined financial statements have been prepared by carving out from the historical financial statements of the Kvaerner group the results of operations, financial position and cash flows of the companies and businesses now comprising the O&G group. Due to the acquisition of the oil and gas business of Aker Maritime ASA in March 2002, its results of operations have been reflected in our combined profit and loss account for approximately ten months during the year ended December 31, 2002 and twelve months during the year ended December 31, 2003. As a result of this acquisition our results of operations are not directly comparable on a period-to-period basis.

	As of and for the year ended December 31,			
(in millions, except ratios)	2001	2002	2003	2003
	(NOK)	(NOK)	(NOK)	(€)
Combined profit and loss accounts				
Operating revenues	14,056	20,535	20,386	2,421
Materials, goods and services expenses	(7,012)	(10,364)	(10,836)	(1,287)
Salaries, wages and social security costs	(4,455)	(7,800)	(7,288)	(866)
Other operating expenses	(2,052)	(1,503)	(1,497)	(178)
Depreciation and amortization	(242)	(452)	(466)	(55)
Total operating expenses	(13,761)	(20,119)	(20,087)	(2,386)
Exceptional items	–	(81)	–	–
Operating profit	295	335	299	36
Net financial items	116	(89)	(79)	(9)
Profit before tax	411	246	220	26
Tax	(108)	(115)	(99)	(12)
Net profit	303	131	121	14
Combined cash flow data				
Cash flow from operating activities	196	651	121	14
Cash flow from investing activities	(172)	(912)	88	10
Cash flow from financing activities	666	217	602	71
Combined balance sheet data				
Cash, bank deposits and cash pool		873	1,753[1]	208
Total current assets		9,929	9,971	1,184
Total current liabilities		11,835	14,315	1,700
Working capital[2]		82	491	58
Total fixed assets		5,308	4,667	554
Total assets		15,237	14,638	1,738
Total long-term debt		18	79	9
Owners' equity		2,718	(278)[3]	(33)

Notes on following page

(in millions, except ratios)	As of and for the year ended December 31, 2001 (NOK)	2002 (NOK)	2003 (NOK)	2003 (€)
Other financial data				
Backlog	9,449	18,868	20,664	2,454
Purchase of fixed assets	(88)	(346)	(338)	(40)
Acquisition of businesses net of net cash acquired	(166)	(800)[4]	–	–
Depreciation and amortization	242	452	466	55
EBITDA[5]	537	868	765[6]	91
Pro forma interest expense[7]			219	25[9]
Pro forma equity[8]			3,598	415[9]
Pro forma net debt[10]			1,038	120[9]
Ratio of *pro forma* net debt to EBITDA			1.36x	1.36x
Ratio of EBITDA to *pro forma* interest expense			3.49x	3.49x

(1) Includes cash and bank deposits of NOK 283 million at 31 December 2003 which are not fully available for general use within the group. Due to bonding arrangements, some bank deposits may only be utilized on specific projects and some bank deposits are in jurisdictions with currency restrictions.

(2) We define working capital as other current operating assets less other current operating liabilities.

(3) As at December 31, 2003, the conversion of intragroup debt to equity of the O&G group had not been completed. All asset transfers into the O&G group were at market value, but were accounted for using historical value. The difference between the consideration paid and recorded amounts were charged to equity resulting in negative owners' equity as at December 31, 2003.

(4) In connection with the acquisition of the oil and gas business of Aker Maritime ASA, we assumed additional indebtedness of NOK 800 million, which resulted in an increase of interest expenses in both of the financial years ended December 31, 2002 and 2003.

(5) "EBITDA" is defined as operating profit before exceptional items plus depreciation and amortization. EBITDA is presented as additional information because we believe that it is a useful measure for certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. We also believe that it provides a useful measure of the level of profitability we achieve with our asset base. EBITDA is not a measure of financial performance under U.S. GAAP, IFRS, or Norwegian GAAP and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP, IFRS or Norwegian GAAP.

(6) We expect to incur higher central management charges in the future as a result of changes in the method of calculating these charges after the Reorganization. EBITDA for 2003 has not been adjusted to reflect the higher central management charge expected in future periods. See "Operating and financial review and prospects — Overview."

(7) *Pro forma* interest expense is calculated assuming an 8% interest rate on the notes offered hereby (NOK 2,168 million) and assumes a floating rate of 3% plus a 2% margin on the senior debt (NOK 924 million) after the Refinancing for the purposes of the table and should not be regarded as an indication of the actual interest expense following the Refinancing.

(8) NOK 3,876 million of intergroup debt will be converted to equity, resulting in an increase of pro forma owners' equity at December 31, 2003 to NOK 3,598 million. Remaining net intergroup debt after the conversion will be repaid with the proceeds from this offering and the €100 million drawdown from our senior secured credit facility. See "Use of proceeds." After the conversion of debt to equity and the application of the proceeds from this offering and the drawdown from our senior secured credit facility we will retain approximately NOK 301 million (€36 million) in cash in addition to NOK 1,753 million of cash, bank deposits and cash pool on hand. The NOK 3,598 million of equity shown can be reconciled to the *pro forma* owner's equity of NOK 3,920 million in our audited *pro forma*, combined balance sheet at December 31, 2003, by taking into account deferred tax assets of NOK 320 million and adjustments of other assets of NOK 2 million assumed to be created in the Reorganization.

(9) Converted for the convenience of the reader into euro at the exchange rate of NOK 8.67 per €1.00, the exchange for the Krone against the euro on March 5, 2004, based on data provided by Norges Bank.

(10) *Pro forma* net debt is assumed *pro forma* debt of NOK 3,092 million outstanding after the Refinancing less assumed cash, bank deposits and cash pool on hand of NOK 2,054 million.

Operating and financial review and prospects

The following discussion is based on information derived from our combined financial statements. Our combined financial statements have been prepared in accordance with Norwegian GAAP, which differs in certain significant respects from U.S. GAAP and International Financial Reporting Standards (IFRS). For a summary of the material differences between Norwegian GAAP and U.S. GAAP relevant to our combined financial statements see "Annex A—Summary of material differences between Norwegian GAAP and U.S. GAAP" contained elsewhere in this offering memorandum. Beginning on January 1, 2005, our combined financial statements will be prepared in accordance with IFRS, which differs in certain significant respects from Norwegian GAAP. For a summary of the material differences between IFRS and Norwegian GAAP relevant to our combined financial statements see "Annex B—Summary of material differences between IFRS and Norwegian GAAP" contained elsewhere in this offering memorandum. In addition, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including those set forth under "Risk factors" and elsewhere in this document. You should read the following discussion together with our audited combined financial statements and the related notes for the financial years ended December 31, 2003, 2002 and 2001 included elsewhere in this offering memorandum.

Overview

We are a leading international provider of products, services and solutions, principally to the offshore upstream oil and gas industry. We are involved in each stage in the life cycle of our customers' offshore oil and gas installations, from initial planning to removal and deconstruction of the installations. We provide a complete range of products, services and solutions including fixed, floating and subsea production systems and design engineering; project management and procurement; and offshore drilling and production facilities. We are also involved in the operation, maintenance, modification, upgrade, and decommissioning of our customers' installations and provide after sales service and support, including supplying spare parts and refurbishments to our installed base of products worldwide. We operate in most major offshore oil and gas producing regions throughout the world, including the North Sea, the Gulf of Mexico, Atlantic Canada, Brazil, Western Africa, South-East Asia, Russia and the Middle East.

Recently the Kværner group was reorganized to segregate its oil and gas related business, which we now operate, from other business activities of the Kværner group (including certain ship building activities and certain other engineering and construction activities). The rationale for this reorganization was to align the operational and legal structures, to simplify the corporate structure for improved operational transparency and to increase management focus on operational and business development of the oil and gas business.

As a result, our audited combined financial statements presented in this offering memorandum and discussed in this "Operating and financial review and prospects," have been prepared by carving out from the historical financial statements of the Kværner ASA group the results of operations, financial condition and cash flows of the companies and businesses now comprising the O&G group.

Historically, subsidiaries in the Kværner group were charged with unallocated group administrative costs (the "central management charge") based on a percentage of the subsidiary's operating revenues less costs for materials and subcontractors generated in a financial year, subject to a maximum percentage limit. The maximum percentage of central management charge in 2003 was limited to 0.8% of a subsidiary's operating revenues less costs for materials and subcontractors. In 2001 and 2002, this cost was limited to 1.6%. In connection with the Reorganization, we have entered into an agreement with Aker Kværner ASA which revised the method for calculating the central management charge to our subsidiaries in future periods. Each subsidiary in the O&G group will be charged for actual costs for services paid for under an agreement with our shared services provider, plus a 5% service margin, up to a maximum of 1.6% of a subsidiary's operating revenues less costs for materials and subcontractors for that year. If the methodology for calculating central management charges under the new contract was used in 2003, the central management charge would have increased by approximately NOK 60 million, to approximately 1.4% of the O&G group's operating revenues less costs for materials and subcontractors.

We operate our oil and gas business as five segments which cover the full spectrum of the upstream oil and gas business and cover strategically selected market segments of the downstream oil and gas business. Our segments are Field Development Europe; MMO Europe; Subsea; Products & Technologies; and Oil, Gas & Process International.

Recently, there has been significant market volatility in the oil and gas industry. See "Significant factors affecting our results of operations—market volatility in the oil and gas industry." We have reacted to these challenging market conditions by reducing our cost base and taking other strategic initiatives (see "Significant factors affecting our results of operations—Recent Cost base reductions and strategic initiatives").

Significant factors affecting our results of operations

Market volatility in the oil and gas industry

The amount of revenues we generate largely depends on the level of oil and gas development activity in the world's major oil and gas producing regions. Numerous factors influence this activity. Oil prices have been volatile in 2001, 2002 and 2003 and many of the major oil producing countries have experienced political instability caused by, among other things, the September 11, 2001 terrorist attacks, the wars in Iraq and Afghanistan, and the political disruption in Venezuela. As a result of this, participants in the oil and gas industry have followed a more cautious approach when embarking on major field developments in 2002 and 2003 than in previous years.

In addition, many of these industry participants completed mergers and acquisitions and balance sheet restructurings during the same period, and have therefore delayed large capital expenditure projects in order to improve profits and cash flow. This trend has been exacerbated by the falling equity markets where negative investor sentiment has caused the participants in the oil and gas industry to be more cautious when entering into large field development projects that might impact profitability and cash flow negatively in the early years of development.

As a result, we have experienced a decline in demand for our products and services in 2002 and 2003.

Recent cost base reduction and strategic initiatives

Over the last two years, we have reduced our cost base by closing fabrication yards, offices and manufacturing facilities, transferring part of our production to low cost base countries, increasing outsourcing, and reducing our head count to adjust to the changed market conditions. For example, during 2003 we have realized cost savings of NOK 51 million (€6.1 million) by streamlining our Norwegian fabrication yards in the Field Development Europe segment (one of which, the Rosenberg fabrication yard, was sold in March 2004). We also restructured our Oil, Gas & Process International segment by closing one of our Indonesian offices and reducing overhead, restructured our Products & Technologies businesses by reducing our work force in Norway and transferring production to lower cost countries in Asia and Eastern Europe and reduced administrative costs of NOK 63 million through our introduction of shared services arrangements among our Norwegian operations. In 2003 alone, we reduced our workforce by approximately 12%. Furthermore, we expect to save NOK 51 million (€6.1 million) by closing a Houston manufacturing facility in April 2004 and implementing other initiatives in our Subsea segment.

We have increased sourcing from lower cost countries and increased local sourcing on international projects, while maintaining system integration responsibilities. We have also increased standardization in our products, equipment and services, while maintaining our ability to service the needs of our individual customers. All of these initiatives have contributed to the reduction in our direct and indirect cost base.

We also intend to use the customer relationship and installation knowledge provided by our capital project activities to increase our share of revenues in longer-term maintenance, modification and operations contracts after delivery and installation. Furthermore, we have improved our risk management process by establishing standardized control procedures with several bid/no-bid decision points when bidding for projects, by implementing an internet based system that tracks a project through the initial bidding phase through to the end of the execution of projects, and by establishing core competencies for each business unit and ensuring that work is only undertaken on projects within these core areas of expertise by developing a consistent control procedure for managing and assessing risks when executing our projects.

Acquisition of the oil and gas business of Aker Maritime ASA

In March 2002, we acquired the oil and gas business of Aker Maritime ASA, which significantly affected our results of operations during the financial periods. In particular, the acquisition substantially increased our market presence in the MMO Europe segment, expanded our range of services in the Products & Technologies segment and provided us with additional capabilities in our Field Development Europe segment. As a result of the acquisition, the results of operations of the oil and gas business of Aker Maritime ASA have been reflected in our combined and consolidated profit and loss account for approximately ten months during the year ended December 31, 2002 as compared to the twelve months during the year ended December 31, 2003. Our annual results of operations are therefore not directly comparable on a period-to-period basis.

As a result of the acquisition, we assumed additional indebtedness of NOK 800 million (€95.0 million), which resulted in an increase of interest expenses in both of the financial years ended December 31, 2002 and 2003. Further, we also incurred approximately NOK 3.6 billion of indebtedness to Aker Kværner ASA in connection with the acquisition. As part of the Reorganization and Refinancing, we will convert to equity approximately NOK 3.9 billion of this indebtedness, and repay the balance of such indebtedness from the proceeds of this offering and the senior secured credit facility. Pursuant to Norwegian law, upon settlement of this indebtedness, a tax loss will be recognized that we estimate will result in a net tax benefit of approximately NOK 320 million which we may use to offset future Norwegian income tax liabilities. In connection with the acquisition, we also recognized NOK 3,397 million (€403.4 million) in goodwill which, in accordance with Norwegian GAAP, is amortized over a 20 year period. Amortization relating to the goodwill commenced in the last ten months of the year ended December 31, 2002. As a result, amortization expenses increased significantly in the financial years ended December 31, 2002 and 2003, as compared to the year ended December 31, 2001.

In Note 1 of our audited combined financial statements included elsewhere in this offering memorandum, we present *pro forma* financial information setting forth our financial results as if our acquisition of the oil and gas business of Aker Maritime ASA and certain refinancing activities had taken place on January 1, 2001. We caution you, however, that the *pro forma* financial results are not a substitute for our audited combined financial statements and do not necessarily show what our combined results would have been had our acquisition of the oil and gas business of Aker Maritime ASA and these refinancing activities in fact taken place on January 1, 2001.

Project-related activities—Timing effects

The results of operation of our project-related businesses are affected by the timing of completion of our projects. We generally do not recognize estimated profit margin on projects until at least 20% of the project has been completed. See "—Critical Accounting Policies—Contracts and Revenue Recognition." Additionally, bonus payments to us are made, and we accordingly recognize the revenue, during the later phases of a project. For these reasons, we tend to recognize more revenue in financial years when a higher proportion of the projects are in later stages of development.

Procurement activities—Depression of profit margins

Historically our profit margins have been lower than many of our competitors due to higher percentages of our revenues being derived from procurement activities. In connection with our field development business, we often procure third-party products and services for our customers with limited or no margin. For example, during the financial year ended December 31, 2003, typically between 40% and 70% of our revenues from projects were derived from procurement activities. These procured products and services are either sold to our customers at cost or with a relatively low profit margin. Although these lower margin procurement activities are necessary in our projects business and provide revenues, they have a negative effect on our overall profit margin. Our competitors which do not install entire projects generally report higher profit margins than us due to their lack of procurement activities of low or no margin projects and services.

Certain significant events in our Oil, Gas & Process International Segment

In the latter parts of 2001 and during 2002, the North American downstream market declined significantly due to external factors. See "Significant factors affecting our results of

operations—market volatility in the oil and gas industry." As a result, revenues declined considerably from 2001 to 2003 as two major downstream projects were completed during the period, without any significant new downstream projects being awarded. As we were unable to immediately adjust our capacity to this lower level of activity, we experienced a decline in operating profits in this segment over this period and most significantly between 2002 and 2003.

Additionally, during 2002 and 2003 we incurred costs from having re-entered the Gulf of Mexico deepwater market. We believe that the activity is now increasing in this market and we expect to offset these incurred costs with future revenues from the award of new contracts in the deepwater field development market. In late 2003 we were awarded front-end engineering and design (FEED) contracts in relation to the Adriatic LNG terminal facility contract and two LNG terminal facilities for ChevronTexaco, each of which, we expect to contribute to segment revenues and profits in the future.

Our 2003 operating profits were furthermore affected by restructuring and closure costs, a reversal of profits relating to the White Rose FPSO project in 2003 and write-downs of inventories and receivables. We reversed NOK 36 million of previously recognized revenues on the White Rose FPSO project (representing anticipated profit on the contract) after our revised margin estimates showed that the project would not, in fact, produce any significant profit. This revised margin estimate reflected a number of actual and anticipated cost overruns.

Maturing oil fields and installations in the North Sea region

In the North Sea region, our principal geographic source of revenue, our customers' maintenance and modification requirements have increased as oil and gas fields in the region mature and their production levels begin to decrease from peak levels, and installations continue to produce oil and gas beyond the installation's design life as proven reserves are upgraded as a result of new seismic and drilling technologies.

The North Sea region is also experiencing increased outsourcing of operations services due to larger oil and gas companies' attempts to improve the cost efficiency of their installations. Futhermore, the amount of outsourcing is influenced by smaller independent oil companies that buy smaller fields because they cannot compete against the larger investment opportunities in the portfolio of larger oil companies. Because of their limited resources, these smaller independent companies tend not only to outsource a large portion of their maintenance activities to contractors, but also a large portion of their operations, opening up new markets to contractors with knowledge of and experience in operating offshore installations.

Conversely, but for the same reasons mentioned above, we expect field development activities in the North Sea region to stabilize or decrease as the level of new reservoir discoveries decrease in the maturing region.

Backlog

Backlog, an unaudited measure comprising firm orders received during the year and previous years, less revenues recognized on contracts underway, was NOK 20,664 million (€2,454 million) as at December 31, 2003, an increase from NOK 18,868 million (€2,241 million) as at December 31, 2002 and NOK 9,449 million (€1,122 million) as at December 31, 2001. During 2003, there was noticeable backlog growth in the Field Development Europe and Subsea segments in particular.

By business segment, at December 31, 2003, 30.9% of our backlog was in the Field Development Europe segment, 39.7% was in the MMO Europe segment, 12.8% was in the Subsea segment, 10.6% was in our Products & Technologies segment, and 6.0% was in the Oil, Gas & Process International segment. Backlog in 2003 in the Field Development Europe segment was primarily attributable to the award of the Statoil Kristin topside project (awarded in 2002), the ConocoPhillips Ekofisk 2/4M project, the Sakhalin II project and the Statoil Karsto project. In the MMO Europe segment, backlog was primarily attributable to frame agreements in the North Sea region, (60% of MMO Europe revenues in the year ended December 31, 2003 was covered by frame agreements). Backlog in the Subsea segment was primarily attributable to the award of the Total Dalia project in 2003.

This segment split of order backlog is typical for us and have been fairly stable over the years, as it reflects the nature of each segment. Backlog will be smaller in the segments with higher percentages of product related revenues, such as the Subsea and Products & Technologies

segments, as most orders are delivered in a relatively short timeframe compared to the field development segments and MMO Europe segment where orders can take several years to convert into revenues.

During 2002, backlog increased from NOK 9,449 million at December 31, 2001 to NOK 18,868 million at December 31, 2002 primarily due to the acquisition of the oil and gas business of Aker Maritime ASA.

Our order backlog may not necessarily be indicative of our future earnings. Cancellations, delays or scope adjustments occur from time to time with respect to contracts reflected in our backlog and order backlog will be recognized as revenues only if and when earned by us.

Outlook for 2004

We expect a favorable outlook for 2004 due to the following elements:

- Investments from participants in the oil and gas industry in the exploration and development of new offshore fields are expected to increase (CAGR of 10.4% estimated between 2003 and 2006 for offshore capital expenditure) as our clients aim at increasing their revenues following several years of lower investments and as oil prices are expected to stabilize at a high level.
- As at December 31, 2003 we had an order backlog of NOK 20.7 billion (€2.5 billion), compared to NOK 18.9 billion in 2002 and NOK 9.4 billion in 2001, which we believe will provide us with a strong level of activity for 2004. Furthermore, we intend to build on the momentum of winning and executing the high profile Kristin and Dalia projects and we expect that several of our customers will convert their extension options on existing projects into firm orders in the future.
- We expect to benefit from the reorganization initiatives implemented during 2002 and 2003 through a reduced and more flexible cost base.

Critical accounting policies

Our critical accounting policies are more fully described in our combined financial statements included elsewhere in this offering memorandum. However, certain of our accounting policies are particularly important to the presentation of our results of operations and require the application of significant judgment by our management.

In applying these policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates used in the preparation of our results of operations. These estimates are based on our previous experience, the terms of existing contracts, information provided by our customers, information available from other outside sources and other factors, as appropriate.

Our management believes that the following accounting policies, among others, that involve management judgments and estimates are the most critical to understanding and evaluating our reported financial results:

- *Revenue and cost recognition*

  Because most of our sales are generated under long-term contracts, the performance of which often extends over more than one year, the manner in which we recognize revenues and costs on these contracts is material to your understanding of our results of operations for a particular year.

  Our revenue recognition accounting policy for project-related contracts is based on the percentage-of-completion method on a contract-by-contract basis. The percentage-of-completion method is based primarily on the amount of contract costs incurred to date compared to the estimated contract costs for the entire project. During the period in which the first 20% of costs under the contract are incurred, we will generally only recognize an amount of revenues sufficient to account for the contract costs incurred. Upon completion of 20% of the contract, we will also recognize margin for the 20% of work already completed and will commence recognition of margin over the remainder of the contract. The accumulated margin is classified as operating income in the profit and loss account. In certain

circumstances, however, the final outcome of a contract cannot be reliably estimated. In these situations, contract revenue is recognized only to the extent of the costs incurred that are expected to be recoverable. Losses on contracts are fully recognized when identified. Any foreseeable losses for future work on firm orders are expensed and are classified as accrued costs/provisions in the balance sheet.

Calculating recognizable margin using the percentage-of-completion method requires us to make estimates of our future gross margin under the relevant contract. We estimate the future gross margin based on a combination of factors, including our experience in the relevant businesses and in the geographical region, and market condition in that region. For lump-sum long-term contracts, the completion of early phases such as engineering design, confirmation of significant orders, and assurance that field conditions are satisfactory, is necessary to firmly assess identified risks and to estimate with sufficient precision the total future costs as well as the expected timetable. As a result, we recognize the related positive gross margin when the projected gross margin can be estimated more precisely, on a contract by contract basis. In accordance with our procedures, we review and periodically revise projected gross margin throughout the completion process of each of our long-term contracts.

Contract revenues include variation orders, disputed amounts and incentive bonuses which are recognized when, in management's view, their realization is probable and the amount can be measured reliably. Contract costs include costs that relate directly to the specific contract and costs that are attributable to contract activity in general and can be allocated to the contract. Costs that cannot be attributed to contract activity or cannot be allocated to a particular contract are excluded from contract costs.

Bidding costs are included in project costs when the contract is awarded. All other bidding costs are expensed as incurred. Calculated interest effects of capital engaged on work in progress, less prepayments from customers, are taken into account when assessing the correct margin attributable to the work performed. Contracts in progress are classified as short-term receivables. Payments by customers are deducted from the value of contracts under the same contract or, to the extent they exceed this value, disclosed as advances from customers.

Backlog represents the total amount of revenues we expect to recognize in the future as a result of performing work under firm orders. As contracts are executed, the amount of income recognized during the financial year in which order intake occurs depends not only on the size of a contract but also on how late in the financial year the order intake occurred, in order for earned income to be generated prior to the end of the financial year. The majority of our major projects-related income is generated by contracts with durations of more than one year, with earned income recognized according to the percentage of completion of the various items of the contract.

Many of our project-related contracts include a bonus element, which is often paid after certain milestones are achieved. Revenues from these bonuses are recognized when achieved. Within some segments a significant amount of bonus payments have been historically achieved in the fourth quarter of our financial years.

For our services-related contracts, such as our MMO Europe and Products & Technologies contracts, revenue is recognized when the service has been rendered or the product has been delivered.

- *Retirement benefit costs and provision for retirement benefits*

Some of our subsidiaries have retirement benefit plans, or defined benefit plans, that give the employees a right to receive future benefits upon termination of service. The benefits are determined by a formula based on the number of years of service and the expected salary upon retirement. The retirement benefit cost is derived from assumptions regarding the discount rate, expected future salary increases and regulations of future benefits. The effect of changes in assumptions and valuations are taken into account when they exceed 10% of the higher of the gross pension liability and pension assets. The profit and loss effects of such changes are recognized over the expected remaining average working lives of employees. Some subsidiaries have defined contribution plans. Contributions to these plans are expensed when they are paid.

- *Deferred tax*

  Deferred tax is calculated on timing differences resulting in obligations to pay more or less tax in the future. Deferred tax on operations is calculated using the appropriate tax rate as of the balance sheet date and is not discounted. Tax assets are calculated based on tax-reducing temporary differences and tax losses carried forward, taking into account the probability of sufficient future taxable income becoming available within the various tax regimes in which we operate. The tax cost includes taxes payable and the change in deferred tax liabilities/assets.

- Foreign currency

  Our functional and reporting currency is the kroner. The functional currency of our operations outside of Norway is typically the local currency in which the operations conduct their business.

  Transactions denominated in a currency other than the related functional currency are recorded at exchange rates on the transaction date. Changes in resulting monetary assets and liabilities after the transaction date are reflected in the profit and loss account. However, we utilize various methods to manage our currency risk. The profit and loss accounts of our operations with functional currencies other than the kroner are translated to kroner using average exchange rates that are applied to profit and loss account balances.

  Assets and liabilities of operations outside of Norway are generally translated into kroner using rates of exchange in effect at the end of the reporting period. Differences resulting from the process of translating the accounts of these entities, which typically result because equity balances are translated at historical rates while other balances are translated at year-end rates, are accounted for as adjustments to owners' equity.

Results of Operations

The table below sets out our results of operations for the periods under review.

(NOK in millions, except %)	For year ended December 31, 2001	2002	2003	Change 2001-2002 (%)	2002-2003
Operating Revenues					
Field Development Europe	3,076	5,703	6,195	85.4	8.6
MMO Europe	1,612	5,418	6,311	236.1	16.5
Subsea	3,799	3,690	3,430	(2.9)	(7.0)
Products & Technologies	1,917	3,424	3,311	78.6	(3.3)
Oil, Gas & Process International	4,104	2,712	2,049	(33.7)	(24.7)
Corporate/intragroup eliminations	(452)	(421)	(910)	6.9	(116.2)
Total Operating Revenues	14,056	20,535	20,385	46.1	(0.7)

(NOK in millions, except %)				As a percent of revenues 2001	2002 (%)	2003
Operating Expenses						
Materials, goods and services	(7,012)	(10,364)	(10,836)	49.9	50.5	53.2
Salaries, wages and social security costs	(4,455)	(7,800)	(7,288)	31.7	38.0	35.8
Other operating expenses	(2,052)	(1,503)	(1,497)	14.6	7.3	7.3
Depreciation and goodwill amortization	(242)	(452)	(466)	1.7	2.2	2.3
Total Operating Expenses	(13,761)	(20,119)	(20,087)	97.9	98.0	98.5
Exceptional items	–	(81)	–	–	0.4	–
Operating Profit/Loss						
Field Development Europe	(60)	128	173	(2.0)	2.2	2.8
MMO Europe	8	(4)	132	0.5	0.1	2.1
Subsea	172	276	120	4.5	7.5	3.5
Products & Technologies	82	56	104	4.3	1.6	3.1
Oil, Gas & Process International	93	(41)	(174)	2.3	(1.6)	(8.5)
Corporate/intragroup eliminations	–	(80)	(56)	–	–	–
Total Operating Profit/Loss	295	335	299	2.1	1.6	1.5

Operating revenues by geographic zone

We carry out our activities worldwide. The following table sets forth our combined operating revenues by geographic zone based on the location of our customers for the financial years ended December 31, 2001, 2002 and 2003.

(NOK in millions)	For year ended December 31, 2001	2002	2003
Operating Revenues			
Norway	4,485	11,301	12,338
European Union	2,069	3,159	3,162
USA/Canada	3,155	2,863	2,153
Asia	2,922	1,724	1,276
Other	1,425	1,488	1,457
Total	14,056	20,535	20,386

Comparison of the Year Ended December 31, 2003 to the Year Ended December 31, 2002

Operating Revenues

During the year ended December 31, 2003, total operating revenues were NOK 20,386 million (€2,421 million), a decrease of NOK 149 million (€17.7 million), or 0.7%, as compared to the year ended December 31, 2002. The decrease primarily reflects a NOK 672 million, or 24.7%, decrease in revenues from our Oil, Gas & Process International segment and a NOK 260 million, or 7.0%, decrease in revenues from our Subsea segment, partially offset by the effect of an additional two months of revenue in 2003 from the former oil and gas business of Aker Maritime ASA which we acquired in March 2002.

Operating Revenues by Business Segment

Field Development Europe

During the year ended December 31, 2003, revenues from our Field Development Europe segment were NOK 6,195 million (€735.7 million), an increase of NOK 492 million (€58.4 million), or 8.6%, as compared with the year ended December 31, 2002. This increase is principally attributable to the effect of two additional months of revenues in 2003 from the former oil and gas business of Aker Maritime ASA, as compared to 2002.

MMO Europe

During the year ended December 31, 2003, revenues from our MMO Europe segment were NOK 6,311 million (€749.5 million), an increase of NOK 893 million (€106.1 million), or 16.5%, as compared with the year ended December 31, 2002. The increase was primarily attributable to the effect of two additional months of operating revenues from the former oil and gas business of Aker Maritime ASA and an increase in our modification business.

Subsea

During the year ended December 31, 2003, revenues from our Subsea segment were NOK 3,430 million (€407.3 million), a decrease of NOK 260 million (€30.9 million), or 7.0%, as compared with the year ended December 31, 2002. The decrease was attributable to a general decline in activity in all businesses in the segment (see "— Significant factors affecting our results of operations — market volatility in the oil and gas industry"), lower prices due to increased competition in the market, and, in particular, a reduction in deepwater activity in the Gulf of Mexico. These negative effects were partially offset by NOK 270 million (€32.1 million) in revenues generated from our Eureka pump division, which was transferred from our Products & Technologies segment in 2003.

Products & Technologies

During the year ended December 31, 2003, revenues from our Products & Technologies segment were NOK 3,311 million (€393.2 million), a decrease of NOK 113 million (€13.4 million), or 3.3%, as compared with the year ended December 31, 2002. The decrease was attributable to a general weakening in our product businesses in this segment and the NOK 270 million (€32.1 million) loss of revenues generated from our Eureka pump division, which was transferred to our Subsea segment in 2003. The decrease was partially offset by the effect of two additional months of operating revenues from the oil and gas business of Aker Maritime ASA compared to 2002.

Oil, Gas & Process International

During the year ended December 31, 2003, revenues relating to our Oil, Gas & Process International segment were NOK 2,049 million (€243.3 million), a decrease of NOK 672 million (€79.8 million), or 24.7%, as compared with the year ended December 31, 2002. The decrease was primarily attributable to a general decline in activity in the segment especially in the downstream and deepwater business and the reversal of NOK 36 million of previously recognized revenues on the White Rose FPSO project (representing anticipated profit on the contract) after our revised margin estimates showed that the project would not, in fact, produce any significant profit.

Operating Expenses

During the year ended December 31, 2003, total operating expenses were NOK 20,087 million (€2,385.6 million), a decrease of NOK 32 million (€3.8 million), as compared with the year ended December 31, 2002. However, operating expenses as a percentage of revenues increased from 98.0% in 2002 to 98.5% in 2003.

Materials, Goods and Services

Expenses related to materials, goods and services include raw materials, procured goods and subcontracted services.

During the year ended December 31, 2003, materials, goods and services expenses were NOK 10,836 million (€1,286.9 million), an increase of NOK 472 million (€56.1 million), as compared with the year ended December 31, 2002. Materials, goods and services expenses as a percent of total revenues increased from 50.5% to 53.2% between periods. This percentage increase was primarily attributable to an increased proportion of procurement-related revenues with less margin in our Field Development Europe segment and an increased proportion of revenues coming from large projects with lower margins in our Subsea segment.

Salaries, wages and social security costs

During the year ended December 31, 2003, salaries, wages and social security costs were NOK 7,288 million (€865.6 million), a decrease of NOK 512 million (€60.8 million) as compared with the year ended December 31, 2002. Salaries, wages and social security costs as a percentage of total revenues decreased from 38.0% to 35.8% between periods. The decrease reflects a reduction in the number of our employees (not including contractors and secondees) by 11.3% from 16,372 employees as at December 31, 2002 to 14,514 employees as at December 31, 2003, as well as the effects of the consolidation of our Norwegian employee pension plans in 2003 after the acquisition of the oil and gas business of Aker Maritime ASA in 2002. These decreases were partially offset by an increase in insurance premiums relating to employee benefits.

Other operating expenses

During the year ended December 31, 2003, other operating expenses were NOK 1,497 million (€177.8 million), a decrease of NOK 6 million (€0.7 million) as compared with the year ended December 31, 2002.

Depreciation and amortization

During the year ended December 31, 2003, depreciation was NOK 246 million (€29.2 million), a decrease of NOK 19 million (€2.3 million) as compared with the year ended December 31, 2002. During the year ended December 31, 2003, goodwill amortization was NOK 220 million (€26.1 million) an increase of NOK 33 million (€3.9 million) as compared with the year ended December 31, 2002. The increase reflects additional goodwill amortization of NOK 33 million due to the additional two months of amortization of the goodwill in 2003 associated with the acquisition of the oil and gas business of Aker Maritime ASA in 2002.

Operating profit

As a result of the factors discussed above, our operating profit for the year ended December 31, 2003 was NOK 299 million (€35.5 million), a decrease of NOK 36 million (€4.3 million) as compared with the year ended December 31, 2002. Operating profits as a percentage of total revenues decreased from 1.6% to 1.5% between periods.

Operating profit/loss by segment

Field Development Europe

During the year ended December 31, 2003, operating profits from our Field Development Europe segment were NOK 173 million (€20.5 million), an increase of NOK 45 million (€5.3 million), as compared with the year ended December 31, 2002. This increase principally reflects an additional two months of revenue in 2003 from the former oil and gas business of Aker Maritime ASA,

partially offset by the incurrence of expenses in 2003 in relation to certain large projects including the Ekofisk 2/4M project without recognizing margin, (in accordance with our policy not to recognize profits on a project until 20% of the expected project costs have been incurred). In addition, the increase was also offset by high tender costs related to unsuccessful project tenders. Operating profits were positively affected in 2002 by the Grane project.

MMO Europe

During the year ended December 31, 2003, operating profits from our MMO Europe segment were NOK 132 million (€15.7 million), an increase of NOK 136 million (€16.2 million), as compared with the year ended December 31, 2002. The increase was principally attributable to an increase in the proportion of revenue from the more profitable modification business during the second quarter of 2003 and the effect of two additional months of operating profits from the former oil and gas business of Aker Maritime ASA in 2003. Operating profits in 2002 were lower due to a NOK 40 million loss relating to a contract to provide electrical equipment and a NOK 10 million loss relating to the bankruptcy of one of our non-core customers.

Subsea

During the year ended December 31, 2003, operating profits from our Subsea segment were NOK 120 million (€14.3 million), a decrease of NOK 156 million (€18.5 million), as compared with the year ended December 31, 2002. The decrease was attributable to a general market decline in activity in the segment, under-utilization of our umbilical manufacturing plants, a higher proportion of revenues coming from large projects with lower margins, and NOK 48 million (€5.7 million) in operating expenses relating to new technology developed for the qualification of one of our customer's installations, which may be partially recovered from our customer in the future.

Products & Technologies

During the year ended December 31, 2003, operating profits from our Products & Technologies segment were NOK 104 million (€12.4 million), an increase of NOK 48 million (€5.7 million), as compared with the year ended December 31, 2002. The increase was attributable to the effect of two additional months of operating profits from the oil and gas business of Aker Maritime ASA, a NOK 37 million (€4.4 million) increase in profits from our drilling operations due to restructuring benefits, and a NOK 18 million (€2.1 million) increase in profits from our well services operations, partially offset by losses in our process systems operations from a general decrease in activity in the market and a NOK 20 million (€2.4 million) writedown of receivables and inventories, and losses in our marine deck machinery operations from a NOK 18 million writedown of inventories and the high cost overheads associated with Norwegian manufacturing facilities.

Oil, Gas & Process International

During the year ended December 31, 2003, operating losses relating to our Oil, Gas & Process International segment were NOK 174 million (€20.7 million), an increase in losses of NOK 133 million (€15.8 million), as compared to the year ended December 31, 2002. The increase in losses was primarily attributable to lower revenues due to a decrease in activity in the segment in 2003, which led to capacity under-utilization as costs were not reduced immediately, the reversal of NOK 36 million of previously recognized revenues on the White Rose FPSO project (representing anticipated profit on the contract) after our revised margin estimates showed that the project would not, in fact, produce any significant profit. The increase in loss was also due to an increase in expenses, including NOK 15 million in restructuring and closure costs in Houston, Indonesia and Malaysia, and NOK 15 million of costs associated with our re-entry into the deepwater market in the Gulf of Mexico.

Net Financial Items

During the year ended December 31, 2003, net financial items were a loss of NOK 79 million (€9.4 million), which was a decrease in losses of NOK 10 million (€1.2 million), as compared with the year ended December 31, 2002.

Taxation

Our income tax for 2003 amounted to NOK 99 million (€11.8 million), compared to NOK 115 million (€13.7 million) in 2002. However, tax payable was NOK 14 million (€1.7 million) in 2003 and NOK 26 million (€3.1 million) in 2002, due to tax loss sharing arrangements between companies owned by Kværner ASA.

Comparison of the Year Ended December 31, 2002 to the Year Ended December 31, 2001

Operating Revenues

During the year ended December 31, 2002, total operating revenues were NOK 20,535 million (€2,438.8 million), an increase of NOK 6,479 million (€769.5 million), as compared to the year ended December 31, 2001. The increase is primarily attributable to the effect of an additional ten months of revenue in 2002 from the oil and gas business of Aker Maritime ASA, partially offset by a NOK 1,373 million, decrease in revenues from our Oil, Gas & Process International segment.

Operating Revenues by Segment

Field Development Europe

During the year ended December 31, 2002, revenues from our Field Development Europe segment were NOK 5,703 million (€677.3 million), an increase of NOK 2,627 million (€312.0 million), as compared with the year ended December 31, 2001. This increase principally reflects the effect of an additional ten months of revenue in 2002 from the oil and gas business of Aker Maritime ASA and a strong underlying increase in revenues between periods due to the Grane project.

MMO Europe

During the year ended December 31, 2002, revenues from our MMO Europe segment were NOK 5,418 million (€643.5 million) an increase of NOK 3,806 million (€452 million), as compared with the year ended December 31, 2001. The increase was attributable to the effect of an additional ten months of revenue in 2002 from the oil and gas business of Aker Maritime ASA offset by an underlying decline in revenues as compared to 2001, due to the lower level of decommissioning and modification work in 2002 compared to 2001.

Subsea

During the year ended December 31, 2002, revenues from our Subsea segment were NOK 3,690 million (€438.2 million), a decrease of NOK 109 million (€12.9 million), as compared with the year ended December 31, 2001. The decrease was primarily attributable to a general decline in activity in the segment during the period.

Products & Technologies

During the year ended December 31, 2002, revenues from our Products & Technologies segment were NOK 3,424 million (€406.7 million), an increase of NOK 1,507 million (€179.0 million), as compared with the year ended December 31, 2001. The increase was attributable to the effect of ten additional months of operating revenues from the oil and gas business of Aker Maritime ASA, partially offset by an underlying decline in revenues of NOK 351 million (€41.7 million) in our process systems operations in its U.S., Canadian, and Malaysian markets due to a market decline in the segment and the downsizing of the business.

Oil, Gas & Process International

During the year ended December 31, 2002, revenues relating to our Oil, Gas & Process International segment were NOK 2,721 million (€323.2 million), a decrease of NOK 1,383 million (€164.3 million), compared with the year ended December 31, 2001. The decrease in revenue in 2002 as compared to 2001 was primarily attributable to the completion of two large downstream projects in early 2002 that had provided revenues of NOK 1,321 million (€156.9 million) in 2001.

Operating Expenses

During the year ended December 31, 2002, operating expenses were NOK 20,119 million (€2,389.4 million), an increase of NOK 6,358 million (€755.1 million), as compared with the year ended December 31, 2001. The increase is attributable to the effect of an additional ten months of operating expenses in 2002 from the acquisition of the oil and gas business of Aker Maritime ASA in 2002.

Materials, Goods and Services

During the year ended December 31, 2002, materials, goods and services expenses were NOK 10,364 million (€1,230.9 million), an increase of NOK 3,352 million (€398.1 million), as compared with the year ended December 31, 2001. The increase is attributable to the effect of an additional ten months of operations from the oil and gas business of Aker Maritime ASA in 2002.

Salaries, Wages and Social Security Costs

During the year ended December 31, 2002, salaries, wages and social security costs were NOK 7,800 million (€926.4 million), an increase of NOK 3,345 million (€397.3 million), as compared with the year ended December 31, 2001. The increase reflects salaries and other costs relating to an increase in the number of our employees from 9,212 employees as at December 31, 2001 to 16,372 employees as at December 31, 2002. The increase in employees reflects the effect of the acquisition of the oil and gas business of Aker Maritime ASA in 2002.

Other operating expenses

During the year ended December 31, 2002, other operating expenses were NOK 1,503 million (€178.5 million), a decrease of NOK 549 million (€65.2 million), as compared with the year ended December 31, 2001.

Depreciation and Amortization

During the year ended December 31, 2002, depreciation was NOK 265 million (€31.5 million), an increase of NOK 53 million (€6.3 million), as compared with the year ended December 31, 2001. During the year ended December 31, 2002, goodwill amortization was NOK 187 million (€ 22.2 million), an increase of NOK 157 million (€18.6 million), as compared with the year ended December 31, 2001. The increase reflects the effect the additional goodwill in relation to the acquisition of the oil and gas business of Aker Maritime ASA in 2002.

Operating Profit

As a result of the factors discussed above, group operating profit was NOK 335 million (€39.8 million), an increase of NOK 40 million (€4.8 million), as compared with the year ended December 31, 2001.

Operating Profit/Loss by Segment

Field Development Europe

During the year ended December 31, 2002, operating profits from our Field Development Europe Segment were NOK 128 million (€15.2 million), as compared to an operating loss of NOK 60 million (€7.1 million) for the year ended December 31, 2001. This increase principally reflects the effects of the acquisition of the oil and gas business of Aker Maritime ASA and profit in 2002 from the Grane project.

MMO Europe

During the year ended December 31, 2002, operating losses from our MMO Europe segment were NOK 4 million (€0.5 million), as compared to an operating profit of NOK 8 million (€1.0 million) in the year ended December 31, 2001. The decline in performance in 2002 was principally attributable to a NOK 40 million (€4.8 million) loss relating to a contract to provide electrical equipment, a NOK 10 million (€1.2 million) loss relating to the bankruptcy of one of our non-core customers and, to a lesser extent, a lower level of higher margin decommissioning and modification work as compared to 2001. This decrease was partially offset by the effect of an additional ten months of operating profits from the oil and gas business of Aker Maritime ASA in 2002.

Subsea

During the year ended December 31, 2002, operating profits from our Subsea segment were NOK 276 million (€32.8 million), an increase of NOK 104 million (€12.4 million), as compared with the year ended December 31, 2001. The increase was attributable to the completion of several higher

margin subsea projects in the North Sea, higher than expected margins in procurement activities and a high utilization rate in our umbilical manufacturing plant, partially offset by the effects of a moderate market decline in subsea activity.

Products & Technologies

During the year ended December 31, 2002, operating profits from our Products & Technologies segment were NOK 56 million (€6.7 million), a decrease of NOK 26 million (€3.1 million), as compared with the year ended December 31, 2001. The decrease was attributable to losses of NOK 79 million (€9.4 million) in our process systems operations in its U.S. and Malaysian markets as a result of write-downs and project revaluations from earlier periods, and a reversal of profit of NOK 19 million (€2.3 million) in relation to the Maureen decommissioning project through our contractor operations. However, these losses were partially offset by the effect of ten additional months of operating profits from the oil and gas business of Aker Maritime ASA.

Oil, Gas & Process International

During the year ended December 31, 2002, operating losses relating to our Oil, Gas & Process International segment were NOK 41 million (€4.9 million), as compared to an operating profit of NOK 93 million (€11.0 million) for the year ended December 31, 2001. The decrease in operating profits was primarily attributable to a decline in revenue volume following the completion of two large downstream projects, which led to under-utilization of capacity as costs were not reduced immediately.

Net financial items

During the year ended December 31, 2002, net financial items were a loss of NOK 89 million (€10.6 million), as compared to a gain of NOK 116 million (€ 13.8 million) for the year ended December 31, 2001, primarily as a result of an increase in net interest expense during 2002 reflecting the assumption of additional indebtedness of approximately NOK 800 million (€95.0 million) in connection with the acquisition of the oil and gas business of Aker Maritime ASA.

Taxation

Our income tax for 2002 amounted to NOK 115 million (€13.7 million) compared to NOK 108 million (€12.8 million) in 2001. However, tax payable was NOK 26 million (€3.1 million) in 2002 and NOK 24 million (€2.9 million) in 2001 due to tax loss sharing arrangements between companies owned by Kværner ASA.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are cash flows generated from our operations and historically our intergroup loans. Our primary uses of cash are to fund working capital, service indebtedness and fund capital expenditures. We believe that our current cash position and the availability of funding from our senior secured credit facility are sufficient to satisfy our liquidity requirements.

The following table sets forth selected information concerning our combined cash flows during the periods indicated.

	Year ended December 31,		
(NOK in millions)	**2001**	**2002**	**2003**
Cash flows from operating activities	196	651	121
Cash flows from investing activities	(172)	(912)	88
Cash flows from financing activities	666	217	602

Net cash flow from operating activities

Net cash flow from operating activities represents net cash from operations, returns on investments and servicing of finance and taxation.

Net cash flow from operating activities decreased to NOK 121 million (€14.4 million) during the year ended December 31, 2003 as compared with NOK 651 million (€77.3 million) during the year ended December 31, 2002. The decrease in cash flow was primarily attributable to an increase in working capital during 2003 as compared to a lower level of working capital during 2002 due to higher than usual amount of customer prepayments during the period.

During the year ended December 31, 2002, net cash flow from operating activities increased to NOK 651 million (€77.3 million) as compared with NOK 196 million (€23.3 million) for the year ended December 31, 2001. The increase in cash flow from operating activities during the year ended December 31, 2002 primarily reflects a lower level of working capital during 2002 due to higher than usual amount of customer prepayments in 2002.

Net cash flow from investing activities

Net cash flow from investing activities represents cash used for capital expenditure and financial investments and cash movements resulting from acquisitions and disposals.

Net cash flow from investing activities was NOK 88 million (€10.5 million) during the year ended December 31, 2003 as compared to a net cash outflow in investing activities of NOK 912 million (€108.3 million) during the year ended December 31, 2002. The change between 2002 and 2003 mainly relates to the negative cash outflow in 2002 of NOK 800 million relating to the purchase of the oil and gas business of Aker Maritime ASA, partially offset by an increase in cash flow compared with 2002 of NOK 123 million from disposal related to our Rosenberg fabrication yard and our Aberdeen facility in 2003.

Net cash outflow from investing activities was NOK 912 million (€108.3 million) during the year ended December 31, 2002 as compared with a cash outflow in investing activities of NOK 172 million (€20.4 million) during the year ended December 31, 2001. The increase in cash outflows from investing activities during the year ended December 31, 2002 is primarily attributable to the NOK 800 million (€95.0 million) investment relating to the purchase of the oil and gas business of Aker Maritime ASA, an increase in capital expenditures of NOK 258 million relating to the upgrades of our Stord and Verdal fabrication yards and NOK 119 million relating to the compaction of our Rosenberg fabrication yard, a NOK 65 million investment in our umbilical manufacturing plant in Alabama and a NOK 43 million investment in equipment in our well services operations in Products & Technologies. Partially offsetting this increase in cash outflows is the increased inflow of cash from the disposal of fixed assets of NOK 228 million primarily relating to certain properties being transferred to a Kværner ASA subsidiary outside the O&G group as part of sale and leaseback transactions.

Net cash flow from financing activities

Net cash flow from financing activities represents cash used for servicing indebtedness and cash movements resulting from changes in net intergroup borrowings.

Net cash flow from financing activities increased to NOK 602 million (€71.5 million) during the year ended December 31, 2003 as compared to NOK 217 million (€25.8 million) during the year ended December 31, 2002 and NOK 666 million during the year ended December 31, 2001.

The movements in net cash flow from financing activities between 2001 and 2002, and 2002 and 2003 are primarily attributable to changes in net intergroup borrowings. Historically the cash position of the subsidiaries in the oil and gas group was adjusted through intercompany borrowings from Kværner ASA and managed by the group treasury. The subsidiaries of the O&G group were therefore provided liquidity through intercompany loans when needed and these loans were repaid by the subsidiaries when excess liquidity existed.

Future Liquidity and Capital Resources

Our primary uses of cash are to fund working capital, service indebtedness and fund capital expenditures. We expect to fund these requirements in the future with cash flows from our operating activities, cash on hand, and, subject to satisfaction of certain conditions to borrowing, borrowings under our senior secured credit facility.

As at December 31, 2003, our long-term indebtedness was NOK 79 million (€9.4 million) and our cash bank deposits, and cash pool balance were NOK 1,753 million (€208.2 million).

As of March 2004, the issuer operates centrally managed internal cash pooling arrangements for the purpose of optimizing cash availability and flexibility within its operating companies.

We currently believe that our operating cash flows and available cash, together with borrowings under the senior secured credit facility, will be sufficient to fund our working capital needs, anticipated capital expenditure and debt service requirements for at least the next several years, although we cannot assure you that this will be the case.

Financing Arrangements

Upon the completion of the Financing Transactions, our indebtedness will be comprised of €100 million drawn under a €150 million senior secured credit facility, an aggregate of approximately NOK 57 million in term loans borrowed to partially finance our umbilical manufacturing plant in Mobile, Alabama and approximately €250 million of indebtedness under the notes. See "Capitalization." For more information about the senior secured credit facility, see "Description of other indebtedness— Senior secured credit facility" and "Description of notes—Intercreditor agreement."

Capital Expenditures

Our capital expenditures for the financial year 2003 amounted to NOK 338 million (€40.1 million), principally in relation to NOK 65 million (€7.7 million) in continuing investment in our umbilical manufacturing plant in Mobile, Alabama and NOK 112 million (€13.3 million) invested in continuing upgrades to our Stord and Verdal fabrication yards. Capital expenditures amounted to NOK 346 million (€41.1 million) in 2002, principally in relation to NOK 106 million (€12.6 million) in upgrades to our Stord and Verdal fabrication yards and NOK 65 million (€7.7 million) invested in the umbilical manufacturing plant in Alabama. For the year 2004, we have budgeted NOK 219 million (€26.0 million) in capital expenditures, principally in relation to the implementation of new IT software, replacement of certain manufacturing equipment in our Subsea and Products & Technologies segments. Of the total budgeted capital expenditure of NOK 219 million (€26.0 million) in 2004, NOK 150 million is budgeted for general maintenance of our operations.

Contractual Obligations

Guarantees related to contracts

Guarantees related to contracts are mainly made up of performance bonds, which are usually not for the full amount of the maximum theoretical contractual liability but are subject to individual negotiation. Performance bonds would usually be released partially upon completion of the contract (provisional acceptance by the customer), the remainder being released at the final acceptance by the customer.

When circumstances arise that result in the threat by a customer to call a bond, then we seek to negotiate acceptable alternative arrangements. Bonds are typically called when there is no other remedy acceptable to our customer. Our experience to date has been that bonds are very rarely called and none of our bonds have been called within the last ten years. In general, we establish provisions to cover any anticipated loss that could arise from our contractual obligations.

Parent guarantees to bonding providers and customers

Parent guarantees are given in the normal course of our businesses to bonding providers and, in limited circumstances, directly to our customers to cover the good performance of a contract awarded to one of our subsidiaries. They would be usually released at the end of the contract. Historically these guarantees have been provided by Kværner ASA, however in the future these guarantees will be provided on substantially the same terms by Aker Kværner ASA. A default of Aker Kværner ASA of its obligations under these parent guarantees will not cause a default of the notes. See "Certain related party transactions."

Sale/leaseback transactions

During the year ended December 31, 2003, we entered into sale/leaseback arrangements in relation to certain offices of our MMO Europe and Subsea operations resulting in a sales gain of

NOK 67 million and a related increase in annual lease costs of NOK 18 million. We do not currently have any other off-balance sheet arrangements other than operating leases.

Research and Development

Most of our research and development work is related to ongoing contracts and the costs are expensed as contract costs. Separate research and development costs of approximately NOK 65 million (€7.7 million) have been expensed during the year ended December 31, 2003 because it was not possible to identify and quantify the future revenues that are directly linked to these costs. No research and development costs were capitalized on the balance sheet in 2003.

Disclosure about Market Risk

The following discussion of estimated amounts generated from a sensitivity analysis is "forward-looking," and involves risks and uncertainties. Actual results could differ materially from those projected due to actual developments in the global financial markets. Such risks principally include country risk, legal risk and political risk that are not considered in the following analyses.

The nature of our long-term international contracts and international representation give rise to exposures to financial risks, including but not limited to, exchange rate risk, interest rate risk and credit risk. We use various financial instruments in an active management of these financial exposures.

Our management of financial risk is conducted according to an established financial policy. We use currency contracts, currency swaps and other financial instruments as a means of cash and risk management of the working capital on a daily basis which is subject to different currencies and interest periods. Currency options are used in conjunction with contract tender periods and contract situations where the instrument ensures the accommodation of the desired risk profile. Interest risk is managed through interest rate swaps, options and forward rate agreements.

Our currency exposure is managed as a portfolio so that the exposure from individual items is netted against reverse exposure in other items. Forward contracts and foreign currency swap transactions are entered into to switch a loan receivable from one currency to another. The loan receivable is then accounted for as if it were denominated in the other currency. The loan receivable is valued according to the spot-rate while the difference between the spot- and forward-rate is accounted for as interest. Customer contracts and subcontractor contracts denominated in foreign currencies other than kroner cause currency risks as described above under "Risk factors—Changes in exchange rates could adversely affect our reported earnings and cash flow." The hedging instruments are not separately reflected in the accounts but affect the accounting of the hedged position.

When we bid for projects in currencies other than kroner, our currency exposure derives from the fact that exchange rate movements between the date as of which we calculate our projected costs and resulting bid and the date on which the contract is awarded could negatively affect our expected margins. We manage our currency risk exposure during the bidding phase, primarily, by negotiating currency variation clauses into bidding terms and, to the extent these are not obtainable, either entering into hedging arrangements or, alternatively, using conservative currency rates during the bidding phase.

Foreign currency transactions are translated into kroner at the rate of exchange applicable at the transaction date, except for those relating to long-term contracts, which are translated using the contract rate based on foreign currency hedging. At year end, monetary assets and liabilities denominated in non-kroner currencies are translated into kroner at the exchange rate prevailing at that date except for contracts-in-progress accounts and progress payments received from long-term contract customers which are recorded at the contract rate. The resulting exchange gains or losses are recorded in the income statement. Since our balance sheet is a composition of many items expressed in currencies, translations may impact the calculation of financial ratios and the amount of gross debt reported in kroner. Our exposure to change in interest rates derives mainly from the composition of interest rate duration fixed on the net borrowing in different currencies.

Credit risk deriving from commercial contracts is locally managed by our business units. We use country risk insurance and credit risk insurance programs in our credit risk management. In

addition, any credit risk that arises from the use of financial instruments is reduced by entering into contracts with a selected number of international relationship banks, which all are net lenders and providers of other credit instruments to Kværner group.

In addition, our central finance function has a separate mandate authorizing trading activities within approved limits. The trading activities include use of currency exchange and interest rate instruments.

Exchange rate risk

The following table shows information about our currency exchange forward contracts as at December 31, 2003. All these instruments are entered into for hedging purposes and accounted as such under Norwegian GAAP because they applied to specific expenditure.

Currency	Original currency		NOK	
(Amounts in millions)	Net buy	Net sale	Net buy	Net Sale
Australian dollars	13	–	66	–
Canadian dollars	6	–	30	–
Danish krone	15	–	17	–
Euro	–	9	–	73
Pounds sterling	39	–	468	–
Norwegian kroner	1 155	–	1 155	–
Singapore dollars	–	1	–	3
U.S. dollars	–	225	–	1 506
Total			1 736	1 582

Interest rate risk

As at December 31, 2003, there were no interest rate swaps, options or forward rate agreements outstanding.

Certain accounting issues

International Financial Reporting Standards

In June 2002, the European Parliament and Council of the European Union issued a regulation that requires, for each financial year starting on or after January 1, 2005, companies governed by the law of an EU member state to prepare their consolidated accounts in conformity with the international financial reporting standards, or IFRS, adopted in accordance with the procedure described in the regulation if, at their balance sheet date, their securities are admitted to trading on a regulated market of any EU member state. The period has been extended to 2007 for EU companies that have listed debt securities only. The regulation permits the governments of EU member states to exempt debt securities with minimum denominations of at least €50,000 or the equivalent in other currencies. The regulation also permits the governments of EU member states to extend the requirements to prepare accounts in conformity with IFRS as they see fit.

Norway is not a member of the European Union. However, since Norway is a member of the European Free Trade Area, which requires compliance by member countries with certain EU regulations, Norwegian companies are subject to many EU regulations including compliance with IFRS for reporting periods beginning on or after January 1, 2005. The consequence of this regulation may be to change the accounting framework under which we report. At this stage it is too early to evaluate the impact of these changes on our financial position, results of operations and cash flows if we were required to make this change.

Industry

Overview

The primary market driver of our industry has historically been the demand for oil and gas. During the period from 1971 to 2000, the demand for oil grew by 1.3% per year and the demand for gas grew by 1.7% per year. Furthermore, from 2000 to 2030, oil and gas demand is expected to grow annually by 1.6% and 2.4%, respectively, and oil prices are expected to stabilize at prices of over $20 per barrel for the foreseeable future. The growth in worldwide oil and gas demand is, however, only one market driver of the oil and gas industry. The replacement of existing reserves and continued operations of existing installations significantly influence levels of capital and operational expenditures by participants in the offshore oil and gas industry. The principal customers in this industry include oil and gas exploration and production companies, including major integrated oil and gas companies, independent exploration and production companies and government-owned entities.

Capital expenditures-related market

The capital expenditures-related market includes both offshore and onshore activities, each of which can be divided into upstream (the exploration and production of oil and gas) and downstream (the refinement and distribution of oil and gas) sub-markets. Our core operations are in the offshore upstream market. In 2003, offshore upstream capital expenditures in the oil and gas industry amounted to $49.1 billion and are expected to grow at a compound annual growth rate of 10.4% between 2003 and 2006 to $66.2 billion. The offshore upstream capital expenditure market includes the following type of production systems:

- *Fixed Production Systems.* A fixed platform system is the traditional type of platform used for the offshore development and production of oil and gas in shallow water. The most common type of fixed platform system consists of a steel jacket extending from the mudline on the ocean floor to a point above the water surface. This market also includes the engineering, procurement and construction of topsides of these production systems.
- *Floating Production Systems.* Floating production systems provide the capability for development in deeper waters beyond the limitations of fixed platforms. In addition, because they are mobile (and can therefore be reused), one type of floating platform, the Floating Production, Storage and Offloading, or FPSO, vessel is sometimes used in water depths that could accommodate fixed platforms, particularly where the petroleum reservoir has a relatively short production life. Floating production systems consist of topsides production facilities supported by a floating hull structure.
- *Subsea.* Subsea production systems provide a means of producing oil and gas with the primary well control equipment located on the sea floor. These systems are connected to various forms of surface or onshore facilities that support oil and gas processing and transportation operations.

Floating production systems are often combined with subsea production systems to provide complete project solutions. The choice of the production system is driven by the size of the field and depth of the water involved.

Products, services and solutions provided to the capital expenditure market include subsea constructions, well intervention technologies, drilling equipment and facilities, process systems and equipment.

Historically, a majority of the products and services in the capital expenditures-related market have been supplied to customers with shallow or medium water depth installations. However, during the last decade, the deepwater sub-market has grown in the North Sea, Western Africa, the Gulf of Mexico and the Brazilian regions. This has resulted in demand for new technologies in order to access these new deepwater fields.

Within the downstream and upstream markets, there are numerous niches such as methanol plants, onshore and offshore oil and gas processing units, and LNG receiving terminals. LNG receiving terminals are used to convert liquefied natural gas into commercial grade natural gas through an incremental process of heating and processing.

A number of market forces negatively influenced the capital expenditure-related market during 2002 and 2003, including, among other factors, oil companies prioritizing consolidation and the acquisition of licenses and sites, the terrorist attacks of September 11, 2001, the recent wars in Iraq and Afghanistan, and political disruption in Venezuela. The combination of these factors has contributed to high levels of volatility in prices for oil and gas during the period. As a result, industry participants delayed many of their larger capital investment projects. The industry is now seeing strong signs of recovery driven by increasing worldwide energy demand as a result of an improving global economy, the oil companies' need to replace reserves and an industry belief in the stability of oil prices going forward.

Operational expenditures-related market

The operational expenditures-related market includes the sub-markets of maintenance, modifications and operations services; and spare parts and after sales service. In 2003, offshore operational expenditures in the oil and gas industry amounted to $36.2 billion and is expected to grow at a compounded annual growth rate of 8.7% between 2003 and 2006 to $46.5 billion. In addition, we believe that the market for outsourced operational expenditures will grow at a faster pace than the operational expenditures-related market generally.

- *Maintenance, Modifications and Operations.* This sub-market includes the provision of maintenance, modifications and operations support services to existing installations in the upstream oil and gas industry throughout the life cycle of the installation, including final decommissioning and deconstruction.
- *Spare Parts and After Sales Service.* This sub-market is comprised of providing spare parts and after sale services to existing installations during the functional life span of the installation or equipment. This is generally a stable sub-market, as it is tied to an already installed base.

A number of market forces influence the operational expenditures-related market. For example, in the North Sea, as many installations continue production long beyond their design life, the need for maintenance increases. The need for modifications also increases as many of the fields have passed peak production due to reduced reservoir pressure, increased water production levels and/or resource depletion. Such fields may have a remaining functional life of 20 to 30 years, but require modifications to sustain their production levels and increase the duration of profitability.

In addition, proven reserves have been upgraded as a result of new seismic and drilling technology. This has led to significant extensions of many of the fields' production lives. One example of this is the Ekofisk field, which was expected to stop producing oil in the early 1980s; however, proven reserves have continuously been upgraded and the field is now planned to produce for at least another 30 years. We believe that the North Sea will be a major oil and gas producing region for the foreseeable future.

There is a trend in the oil and gas industry for participants to increase the number of satellite developments of an installation to better explore marginal oil and gas fields, use available reserves and maintain current infrastructures in maturing regions such as the North Sea. Major oil companies are also attempting to develop cross-region operations to exploit operational synergies. All of these factors have led to an increase in modification activity in the market.

Additionally, there has been outsourcing of operations services due to larger oil companies' attempts to improve the cost efficiency of their installations. Outsourcing is also driven by smaller independent oil companies that buy smaller fields which do not compete directly against the larger investment opportunities in the portfolio of larger oil companies. These companies tend to

outsource to contractors a large portion not only of their maintenance activities, but also of their operations, opening up new markets to contractors with knowledge and experience in operating offshore installations.

Towards the end of a field's life span, as its resources are finally depleted, oil companies are obliged by law to remove and dispose of the installations in a safe and environmentally sound manner. It is estimated that almost 300 platforms will be decommissioned and deconstructed in the period up to 2020 in the UK sector of the North Sea alone. This factor will also contribute to increased activity in the North Sea in the future.

Market by region

Globally, key offshore markets include the North Sea, the Gulf of Mexico, Brazil, Western Africa, the Middle East, Asia Pacific and Russia. Capital expenditures for new field development is expected to increase in Brazil, Western Africa, the Middle East and Russia, where there has generally been a strong increase in oil and gas production. Capital expenditures are, however, expected to decline in the mature areas of the North Sea and the Gulf of Mexico. Capital expenditures are expected to grow in the emerging northerly regions of the North Sea and in deepwater areas of the Gulf of Mexico. In addition, operating expenditures and modification capital expenditures (such as the development of marginal fields) are expected to expand in the North Sea and the Gulf of Mexico due to the increasingly aging platforms and maturing fields in those regions.

Business

Overview

We are a leading international provider of products, services and solutions, principally to the offshore upstream oil and gas industry. We are involved in each stage in the life cycle of an offshore oil and gas field, from initial planning to removal and deconstruction of the installations. We provide a complete range of products, services and solutions including fixed, floating and subsea production systems and design engineering; project management and procurement; and offshore drilling and production facilities. We are involved in the operation, maintenance, modification, upgrade, and decommissioning of our customers' installations. We also provide after sales service and support, including supplying spare parts and refurbishments to our installed base of products worldwide.

Our operations are located in more than 20 countries. We conduct our principal activities in Norway, the United Kingdom and the United States. Our customers include all of the major international oil and gas companies. We have operated in the North Sea region for almost 40 years and have extensive international activities, including in the Gulf of Mexico, Atlantic Canada, Brazil, Western Africa, South-East Asia, Russia and the Middle East. In 2003, we had revenues of NOK 20,386 million (€2,421.1 million) and EBITDA of NOK 765 million (€90.9 million). The following map highlights the locations of our current worldwide activities:


Key
HQ Locations
Business Locations

History

We are an indirect wholly-owned subsidiary of Kværner ASA (a holding company of the Kværner group), which is itself controlled by Aker Maritime ASA. See "Principal shareholders." The Kværner group was formed through the acquisition of Aker Maritime ASA's oil and gas business by Kværner ASA, which created a leading provider of products, services and solutions to the international oil and gas industry. Kværner ASA was incorporated in 1853 as Kværner Brug and listed on the Oslo Stock Exchange in 1967. Aker Maritime ASA dates back to the mid 1800s with a long history of participating in the North Sea oil service industry. Both companies entered the oil and gas market in the late 1960s. Recently, the Kværner group was reorganized to segregate the oil and gas related business, which we now operate, from the other business activities of the Kværner group. As a result of that reorganization, our parent company, Aker Kværner O&G Group AS, has become a wholly-owned subsidiary of Aker Kværner ASA, which also indirectly holds the Aker Kværner subsidiaries engaged in the engineering and construction business. Aker

Kværner ASA has applied for listing of its shares on the Oslo Stock Exchange and is expected to raise further capital through a public offering of its shares. Immediately after that offering, Kværner ASA will continue to control Aker Kværner ASA and us. See "Principal shareholders."

Our competitive strengths

We believe that the following constitute our key competitive strengths:

- ***Leading market positions***. Our consistent delivery of high quality products, services and solutions for almost 40 years to the oil and gas offshore industry has established our solid reputation among customers and has contributed to our becoming one of the largest providers of products, services and solutions to the offshore industry. The following table summarizes our leading positions in selected markets:

Selected markets	2003 Market position(1)
Maintenance, Modifications and Operations	#1 globally
Field Development	#1 North Sea
Subsea	#2 globally
Umbilicals sub-market	#1 globally
Control systems sub-market	#1 globally

(1) Based on third party sources and internal management estimates of market share/order intake.

  Our strong reputation, advanced technology and brand name recognition have led to a steady demand from new and long-term customers, which we expect to enable us to maintain or even strengthen our leading market positions.

- ***World-class capabilities***. Through our global network of manufacturing facilities and service bases as well as our engineering centers, we execute large and complex projects and are able to support our customers in all geographical regions. Specifically, we have a well-established presence in the North Sea, the Gulf of Mexico, Atlantic Canada, Brazil, Western Africa and South-East Asia. We also have niche positions in Russia and the Middle East. We have demonstrated our ability to win, deliver and service large and complex subsea, field development and downstream projects globally including, for example, the Grane (Norway), Dalia (Western Africa), Sakhalin II (Russia), Adriatic LNG terminal (Italy) and Methanex III (Chile) projects and awards.

- ***Stable and recurring revenue streams generate a significant and growing part of our revenues.*** Due to the aging installed base of production platforms, we have a steady demand for our maintenance, modifications and operations products and services, including well intervention services and after-sales and spare parts products and services. These products and services are often delivered and provided under long-term contracts, which provide us with a consistent, strong and reasonably predictable revenue stream. In 2003, these businesses contributed approximately 38% of our total revenues. We expect these revenues to increase further in the future due to our growing installed base and further aging of existing facilities.

- ***Strong technological base of products and services***. Our leading technology solutions have enabled us to become a market leader in providing floating platforms and concrete substructures suitable for harsh environments, subsea systems and products specially designed for high pressure, high temperature and deepwater environments as well as specialized solutions such as offshore concrete liquified natural gas ("LNG") terminals. We are the only major participant in the market that covers each of the onshore, offshore and subsea markets, which gives us a competitive advantage since we can deliver the most cost effective solutions regardless of the type of installation.

- ***Large order backlog***. During 2003, our order backlog reached its highest level in the last three years. As of December 31, 2003, our order backlog, which will convert into revenues as projects are completed, amounted to NOK 20.7 billion (€2.5 billion), up from NOK 18.9 billion (€2.2 billion) in December 31, 2002. Among the projects awarded in 2003 are

several prestigious projects such as Dalia in Western Africa, the largest subsea project ever awarded, the Sakhalin II field development project in Russia and the new MMO frame agreement with Norsk Hydro relating to six platforms in Norway. In addition, many of our contracts include options for extensions or increased scope provisions. Although the existence of these options and provisions does not factor into our order backlog statistics, extension options and increased scope clauses often lead to additional future business.

- ***Reduced cost base***. We have implemented a number of initiatives to reduce our cost base in an effort to make us more competitive in the market. We have specialized, scaled down, closed or sold some of our manufacturing facilities and fabrication yards, such as our Rosenberg fabrication yard. We have introduced new business models that permit increased sourcing from low cost countries and increased local sourcing on international projects, while maintaining system integration responsibilities. All of these initiatives have contributed to the reduction in our direct and indirect cost base without limiting our ability to win new projects.
- ***Leader in risk management***. Our risk assessment process has over the last two years been developed and refined based on an expertise developed from almost 40 years of experience in the oil and gas industry. All new projects where our expected revenues exceed NOK 90 million (€10.7 million), or which special elements of risk, are subject to our formal risk assessment and project approval process. In addition, we continuously monitor the tendering and execution of our existing projects. We believe that our risk assessment process helps to ensure that our current project portfolio has a low risk profile.

Strategies and opportunities

Key elements of our strategy are as follows:

- ***Leverage our technological experience in deepwater and harsh environments to provide innovative solutions to our customers***. As technology continues to improve and the discovery of new large shallow water fields becomes increasingly rare, oil and gas industry participants increasingly undertake new field developments in water depths of 500 meters or more. Our technological advancements acquired from years of experience in deepwater and harsh environments enables us to bid for and win projects requiring innovative products and services to support customers' deepwater demands. These technological advancements include our advanced subsea, deepwater, floating platform, and harsh environment solutions. For example, our extensive technology qualification programs on high pressure and deepwater subsea products contributed to our receiving the Kristin high pressure, high temperature project in the Norwegian Sea, as well as the Dalia deepwater subsea project in Angola, the world's largest subsea project ever awarded. We have also used our extensive technical knowledge and execution experience developed from over 30 years of experience on large concrete technology projects to provide innovative solutions to the Sakhalin II project in Russia, which is located offshore of Sakhalin Island, north of Japan.
- ***Extend our presence in the developing oil and gas exploration and production markets***. While we operate in all key oil and gas production regions globally, 87% of our 2003 revenues were generated in Norway, the EU and North America. We aim to consolidate our positions in these three core markets while expanding our presence in important growth markets such as Russia, Brazil and Western Africa. We believe that we have a strong platform for growth in these regions as a result of our existing local presence, our technology and solutions offerings, and our strong relationships with customers that are expanding into those regions.
- ***Increase our service business by capitalizing on favorable industry trends and our existing field development and subsea business***. As we continue to provide capital projects successfully to our customers, we intend to cross-market our operational products and services and to capitalize on the favorable industry trends of increased operational

expenditures and increased outsourcing of operational activities. We also intend to use customer relationship and installation knowledge provided by our field development and subsea businesses to compete for longer-term maintenance, modification and operations contracts after delivery and installation. We expect this expansion of services to provide longer-term earnings visibility, help us weather industry cycles, strengthen our existing customer relationships, and provide us with additional markets for growth.

- ***Continue to reduce our cost base and improve profitability.*** We seek to continue to reduce our cost base and create a more flexible cost structure primarily through the reduction of the number of personnel and plants, through strategic use of outsourcing, and through focusing on sourcing more products and components from countries in lower cost regions, such as South-East Asia and Eastern Europe. In 2003 we reduced our number of employees by approximately 12% and restructured and sold our Rosenberg fabrication yard (which sale was completed in March 2004). We are also currently in the process of closing our Houston subsea equipment manufacturing plant. In addition, over the past several years, we have begun to standardize our product portfolio in order to increase our economies of scale and the manufacturing efficiency. Further, we intend to continue to reduce costs by improving our risk management and project execution.

Our business activities

We provide maintenance, modification and operation solutions, field development, subsea and products and technology products and services, principally to our customers' upstream oil and gas businesses. We offer a range and combination of products, services and solutions to our customers, tailored to their individual needs.

Maintenance, modifications and operations

We are the global market leader in the maintenance, modifications and operations market segment. We had approximately 50% of the Norwegian shelf market and 15% of the United Kingdom shelf market in 2003. We provide engineering and project management services and offshore maintenance, modifications and operations support, decommissioning and deconstruction of installations in these regions (often on long-term contracts). We support the engineering requirements of production installations over the entire life of the field once it has been installed. Our core competencies are providing turnkey deliveries of offshore modifications; services under long-term modification and maintenance frame contracts; inspection services; operations and operations support; offshore removal and de-construction support; and subsurface advisory services.

In recent periods, we have moved into the higher margin operations support market. Operations support providers typically generate higher margin compensation for their expertise and for assuming increased responsibility over the installation process. Examples of projects where we provide operations support include Total's Frigg platform located on the Norwegian shelf in the North Sea and Amerada Hess's AH001 platform in the Rob Roy fields on the U.K. shelf of the North Sea.

The following table provides details of installations to which we provide maintenance, modifications and operations services as of March 2004.

Customer	Location of Installation	Installation Description	Original Award Year	Expiry Date
Statoil	Norwegian Continental Shelf	Frame agreement for maintenance on the Kristin platform	2004	2007
Kerr McGee	UK Continental Shelf	Frame agreement for engineering, construction and support services on two FPSOs and one FPU	2004	2006
ConocoPhillips	Norwegian Continental Shelf	Ekofisk Tank Cleaning	2003	2005
Norsk Hydro	Norwegian Continental Shelf	Frame agreement for maintenance on 6 offshore facilities	2003	2006
Talisman	Norwegian Continental Shelf	Frame agreement for maintenance on Gyda offshore facilities	2003	2004
Statoil	Norwegian Continental Shelf	Frame agreement for maintenance on North Sea and Norwegian Sea installations	2002	2007
Statoil	Norwegian Continental Shelf	Sleipner Vest modification	2001	2004
BP	Norwegian Continental Shelf	Frame agreement for maintenance on 4 platforms	2001	2004
BG	UK Continental Shelf	Frame agreement for engineering, construction and operations support on the Armada Platform	2000	2005
Total	UK Continental Shelf	Frame agreement for maintenance on offshore facilities	1998	2004
ExxonMobil	Norwegian Continental Shelf	Frame agreement for maintenance on the Jotun and Balder FPSOs and Ringhorne	1998	2005
Shell	Norwegian Continental Shelf	Frame agreement for maintenance on the Draugen facility	1997	2004

Many of these contracts contain extension options which permit our customers to extend the life of the contract. Historically, our customers have frequently exercised these types of options.

Field development activities

We are a world-class developer of offshore fixed and floating production systems for participants in the oil and gas industry. Our products and solutions range from unmanned platform facilities to some of the largest and most advanced production and processing facilities in the world. Our core competencies in this market include our ability to provide complete offshore, and certain onshore, oil and gas production and processing installations as well as providing a complete offering to our customers of related capabilities. We provide state-of-the-art technical solutions for offshore and onshore field developments worldwide. In particular, we are a recognized leader in the industry for providing support and services relating to upstream floating deepwater developments as well as gas processing systems and methanol production plants.

After previously divesting our deepwater operations to Technip in 2001, we have re-entered the Gulf of Mexico deepwater market on the strength of our semi-submersible floating platform deepwater solutions and designs.

We also provide specialty capital project solutions, such as fully integrated LNG receiving and regasification terminals, to our customers. These offshore facilities consist of a concrete storage facility with an LNG regasification system that is attached to the top of the storage facility. The

facilities are used to convert liquified natural gas, typically transported to offshore LNG terminals by tanker and stored at minus 160 degrees centigrade, into commercial grade natural gas through an incremental process of heating and processing. Such facilities are increasingly located offshore to minimize environmental and safety risks.

We plan and execute capital projects that vary significantly in size, scope and complexity depending on our customers' requirements. For example, capital projects may range from smaller engineering design studies which typically generate less than NOK 1 million (€0.1 million) in revenue to the delivery of large and complex offshore installations such as the Kristin platform topside for Statoil and the Ekofisk 2/4M platform for ConocoPhillips, which are expected to generate revenues of more than NOK 5 billion (€0.6 billion) and NOK 2 billion (€0.2 billion), respectively.

We have three specialized construction and fabrication yards to support our North Sea field development activities. We fabricate modules and substructures, such as jackets (steel structures attached to the seabed) and surface deck structures, which are designed to accommodate multiple functions, including development, drilling, production, well fluid separation, pumping, compression and well support. In response to current trends in the North Sea we have reduced our capacity and improved and made our cost base more flexible. For example, we have sold a fourth fabrication facility, the Kværner Rosenberg fabrication yard, in March 2004.

The following table provides details of development projects that we manage and support as of March 2004.

Customer	Location of Project	Project Description	Award Year	Expected Completion Date
Marathon	North Sea	Front-end engineering of the Alvheim FPSO	2004	2004
Adriatic LNG terminal project (ExxonMobil operator)	Italy	Front-end engineering of the Adriatic LNG terminal[1]	2004	2005
ConocoPhillips	North Sea	Engineering, procurement and construction of the Ekofisk 2/4M platform	2003	2005
SEIC (Shell is the major shareholder)	Russia	Engineering, procurement, management and project services for the Sakhalin II concrete substructures project	2003	2005
ChevronTexaco	North America	Front end engineering of the Port Pelican and Baja California LNG terminals[1]	2003	2004
Encana	North Sea	Engineering, procurement and construction of three jackets for the Buzzard field	2003	2005
Norsk Hydro	Norway	Engineering, procurement and management assistance on the Ormen Lange onshore gas processing facility	2003	2007
Statoil	Norway	Prefabrication, installation and hook-up on the Snoehvit LNG plant	2003	2005
Statoil	Norway	Prefabrication, construction and installation work on the Kårstø gas terminal	2003	2005
Husky	Canada	Engineering, procurement and construction of the White Rose FPSO topside	2001	2005
Statoil	North Sea	Engineering, procurement, construction and hook-up of the Kristin topside	2001	2005

[1] Contracts contain customer options requiring us to provide EPC/EPCM Services.

Subsea activities

We are a world-class subsea systems provider, supplying a range of discrete stand-alone products, components and modules to integrated installations, such as complete subsea systems including xmas trees, control systems and umbilicals. We were ranked number two globally in 2003 by sales/order intake in the subsea market. Our recognized strengths include being the leader among producers of steel tubed umbilicals with a global market share of 32% in 2003. Overall, we have been involved in over 200 projects involving subsea control systems worldwide. We are the world leader in providing controls systems for subsea production of oil and gas with approximately 25% of the worldwide total installed base.

We provide a full range of subsea services, including field planning (which involves determining optimal field layouts and structures prior to implementation), integrated engineering, procurement and construction of subsea systems and related after sales service and support. Our product portfolio includes:

- *Xmas trees.* Wellheads that support the injection of water, gas and chemicals into the reservoir while producing oil and gas. Xmas Trees are designed for shallow and deep water conditions and for a variety of wellstream temperatures and pressures;
- *Production control systems.* Advanced systems combining state of the art wellstream and equipment monitoring technology with hydraulic and electric control of the various systems and products on the sea floor. Subsea control systems enable the operator of the subsea wells to balance the wellstream from different wells so that the entire subsea systems' output is optimized; inject individual amounts of chemicals and gas into the reservoirs; and control heating of elements of the subsea system to avoid hydrate formation;
- *Steel tube umbilicals.* Umbilicals are compact, composite bundles embedded with fiber optic cables, hydraulic cables, power cables and steel tubes, which provide tension resistance and room to transport fluids. Traditionally, umbilicals are used for hydraulic pressure support, power supply, communication and transport of chemicals for injection into the reservoir or wellstream; and
- *After sales and related services.* Installation support, spare parts, refurbishments and services to products and systems previously provided to our customers.

We develop innovative technologies to enhance and support our subsea product and service lines as well as to enable us to compete in emerging markets such as deepwater subsea installations and other challenging environments. We are also the leading developer of multiphase pumps and booster stations positioned on the sea floor. We are one of the leading providers of subsea systems in the world's most challenging environments, including those with extremely high temperatures and high-pressures. We are currently executing the Kristin subsea project for Statoil, which we believe to be one of the most challenging subsea projects ever executed. Through this project, we have developed technologies and solutions that can withstand production over the life of the field and endure wellstream temperature and pressure of 170 degrees centigrade and 900 bars, respectively. Additionally, we are currently commercializing our Integrated Production Umbilical, or IPU, which integrates the flowline that transports the wellstream to the manifold, offshore installation or onshore installation.

The following table shows the locations of most ongoing subsea and umbilical projects that we are managing and supporting as of March 2004.

Customer	Location of Project	Project Description	Award Year	Expected Completion Date
Total	Western Africa	Engineering, procurement and construction of the Dalia subsea system	2003	2007[1]
Statoil	North Sea	Engineering, procurement and construction of the Kristin subsea system	2002	2005[1]
BP UK	North Sea	Frame agreement for engineering, procurement and construction of umbilicals in the UK sector	2002	2005
Shell Exploration UK	North Sea	Frame agreements for engineering, procurement and construction of umbilicals in the UK sector	2001	2004
Norsk Hydro	North Sea	Frame agreements for engineering, procurement, construction and maintenance of systems and equipment	1996	2005

(1) We have been contracted to provide services following completion of the project.

Products and technologies

We manufacture drilling equipment and systems, provide global after-sales repair, maintenance and related services, supply oil and gas well intervention services and technology, manufacture process systems and equipment, provide marine operation services and design, manufacture and service all types of deck machinery, mooring and anchoring systems for marine and offshore vessels, as well as offshore loading and offloading systems.

We are a global provider of offshore drilling equipment and modules with extensive business in the North Sea and the Caspian Sea. Our drilling equipment and modules include hydraulics, compressors, pumps and complete systems. Our drilling equipment is installed on more than 250 rigs around the world and we have an extensive and well-established global after-sales repair and maintenance business.

Our intervention services provide our customers with support to increase the flow of hydrocarbons from their reservoirs through their wells. Well intervention services also include providing participants in the oil and gas industry with cased hole logging services, plug insertion services, well preparation and sand removal services. We specialize in cost effective wireline intervention and downhole services to enhance oil and gas production.

Our process systems and equipment include traditional systems such as separators, sulfate removal equipment and water treatment packages, and newer technologies such as compact separation, turbine separation, membrane separation technologies and chemical technologies used to prevent hydration and blockages in wellstreams.

Our marine services include mating platform decks with hulls during the installation process, managing floatover operations (the installation process whereby platform hulls are partially submerged and decks are floated on barges over the hulls) during installation, mooring systems installation, subsea equipment installation and installation and removing floating and fixed structures.

We also design, manufacture and service deck machinery, mooring and anchoring systems for marine and offshore vessels, as well as offshore loading and offloading systems.

The following table provides details of our ongoing contracts under which we provide technology products and services support, as of March 2004.

Customer	Location of Contract	Contract Description	Award Year	Expected Completion Date
Statoil	Norway/Barents Sea	Subsea installation Snoehvit	2003	2006
BP	Angola	FPSO mooring system Plutonio	2004	2006
SEIC (Shell is operator)	Russia	Marine operations for the Sakhalin II concrete substructures project	2003	2005
Petrobras	Brazil	Supply of two modules for the Albacore Leste project	2002	2004
BP	Azerbaijan	Two complete drilling installations for the ACG-2 project in the Caspian Sea	2002	2004
Statoil	Norwegian Continental Shelf/North Sea	Statoil wireline and tractor frame agreement	2002	2005
Statoil	Norwegian Continental Shelf/North Sea	Kristin floatover, tow and installation	2002	2005

Our business segments

We operate our oil and gas business as five segments which cover the full spectrum of the upstream oil and gas business and cover strategically selected market segments of the downstream oil and gas business. Our segments are Maintenance, Modifications and Operations Europe, Field Development Europe, Oil, Gas & Process International, Subsea and Products & Technologies.

The chart below illustrates the organization structure of our businesses segments by product and service offering, geographical focus and share of O&G group sales.


Aker Kværner AS
Maintenance, Modifications and Operations Europe
Field Development Europe
Oil, Gas & Process International
Subsea
Products & Technologies
Offering
• Maintenance and operations services
• Modification projects
• Decommissioning
• Deepwater floating production systems (Semis, Spars, FPSOs)
• Fixed production systems
• Concrete structures
• Onshore gas processing plants
• Deepwater floating production systems
• (Semis, Spars, FPSOs)
• Onshore gas processing and petrochemical plants
• LNG regasification facilities
• Stand-alone products and components such as controls and umbilicals
• Complete subsea systems including controls and umbilicals
• Drilling modules
• Processing modules
• Offshore mooring and loading systems
• Wireline and downhole tractor services
Geographical Focus
Norwegian and UK continental shelves
Global (Focus on customers in Europe)
Global (Focus on customers in U.S.)
Global
Global
Share of O&G Group Sales
Approximately 30% of group sales
Approximately 29% of group sales
Approximately 10% of group sales
Approximately 16% of group sales
Approximately 15% of group sales

Maintenance, Modifications and Operations Europe

Our MMO Europe segment provides maintenance, modifications and operations services and support to approximately 70 offshore installations on the Norwegian Continental Shelf and on the UK Continental Shelf. Our MMO Europe segment has approximately 5,200 employees, including 2,500 engineers, who provide MMO services to facilities primarily across the North Sea. For the financial year ended December 31, 2003, these operations generated NOK 6,311 million (€749.5 million) in revenues, of which 35% was from Statoil, and 65% was from our top five customers in this segment.

Field Development

The coordination and responsibilities for our field development activities are divided between our Field Development Europe and our Oil, Gas & Process International business segments. The split is based primarily on the geographical region of our customers' operations. Field Development Europe provides capital project solutions to our European based customers' upstream oil and gas installations both in the North Sea and globally. Oil, Gas & Process International provides capital project solutions to our North American customers' upstream oil and gas projects as well as to selected niche downstream projects.

Field Development Europe

Field Development Europe provides capital project solutions and gas processing facilities to our European customers for their oil and gas fields primarily located in the North Sea, Russia, Brazil and countries in the Middle East. This segment has approximately 3,600 employees, primarily located in Norway. For the financial year ended December 31, 2003, this segment's operations generated NOK 6,195 million (€735.7 million) in revenues.

Oil, Gas & Process International

Our Oil, Gas & Process International segment provides capital project solutions, services and support to our non-European customer base and operates in most geographic markets (excluding the North Sea region) including Canada, the United States, the China region, the Asia Pacific region (including Singapore, Malaysia, Indonesia, and Vietnam) and Australia. Additionally, we operate through our 49% ownership in engineering operations located in India. Oil, Gas & Process International provides engineering services globally to both upstream and downstream oil and gas projects. This segment has approximately 1,500 employees worldwide. For the financial year ended December 31, 2003, this segment's operations generated NOK 2,049 million (€243.3 million) in revenues.

Subsea

Our Subsea segment provides and services sea floor based oil and gas production processing systems and equipment. This segment has approximately 1,850 employees and operates out of Norway, Great Britain, the United States, Angola, Brazil, Singapore, Indonesia and Australia. For the financial year ended December 31, 2003, this segment's operations generated NOK 3,430 million (€407.4 million) in revenues, of which 23% was from Statoil, 13% was from Total, and 9% was from Norsk Hydro.

Products & Technologies

Our Products & Technologies segment develops and provides specialized products, solutions and services to participants in the oil and gas industry. This segment has approximately 1,650 employees and operates globally with offices in Norway, Great Britain, Canada, the United States, Brazil, Azerbaijan, Oman, Singapore, Korea, Japan, Malaysia and Australia. For the financial year ended December 31, 2003, our Products & Technologies segment generated NOK 3,311 million (€393.2 million) in revenues. This segment uses the following brands and trade names: Maritime Hydraulics, Maritime Well Service, Kværner Process Systems, Aker Marine Contractors, and Maritime Pusnes.

Backlog

As of December 31, 2003, our backlog amounted to approximately NOK 20.7 billion (€2.5 billion). We expect that approximately NOK 12.7 billion (€1.5 billion) of the December 31, 2003 backlog will be recognized in revenues in 2004, NOK 5.4 billion (€0.6 billion) in 2005, and NOK 2.7 billion (€0.3 billion) thereafter.

The following table sets forth details relating to our backlog as of December 31, 2001, 2002 and 2003 by business segment:

	Year ended December 31,		
(NOK in millions)	**2001**	**2002**	**2003**
Field Development Europe	2,987	5,340	6,449
Oil, Gas & Process International	1,627	1,751	1,252
Subsea	1,970	1,608	2,681
Products & Technologies	696	2,357	2,216
MMO Europe	2,173	8,029	8,283
Total Backlog[1]	9,449	18,868	20,664

[1] This includes an adjustment to account for intragroup double-counting.

These figures do not include options that are exercisable by our customers, which could amount to a significant increase in the backlog numbers reflected above. It is in accordance with Norwegian GAAP not to include customers' options in order backlog. Although our customers in the past have typically exercised such extensions and options, there can be no assurance that our current customers will exercise these options.

There are several factors which may influence the revenue recognition of contracts in our order backlog. See "Operating and financial review and prospects" and "Risk factors—Risks relating to our business." We are subject to many project and investment risks and uncertainties, including risks relating to actual costs exceeding estimated costs as well as the suspension, termination or limitation in scope of key customer contracts.

Customers

We serve a wide range of customers, including multinational integrated oil and gas companies, independent local and regional oil companies, state-owned oil companies, drilling contractors, engineering contractors, independent exploration and production companies and petrochemical companies.

The table below sets out our largest customers for each of our segments in alphabetical order.

Business Segment	Significant Customers
Field Development Europe and Oil, Gas & Process International	BP, ChevronTexaco, ConocoPhillips, Dupont, Eni, ExxonMobil, Husky, Kerr McGee, Marathon, Methanex, Norsk Hydro, Petrobras, PetroCanada, Petronas, Reliance, Santos, Shell, Statoil, Total, Unocal and Woodside
Subsea	ABB, BP, Cameron, Kerr McGee, Norsk Hydro, Petrobras, Statoil, Stolt and Total
Products & Technologies	BP, ConocoPhillips, ExxonMobil, Fred Olsen Production, GE, KBR, Kerr McGee, Maersk, McDermott, Modec, Norsk Hydro, Pride, Prosafe, Samsung, Shell, Smedvig, Statoil, Technip and Total
Maintenance, Modifications and Operations Europe	Amerada Hess, Bluewater, BP, ConocoPhillips, Elkem, ExxonMobil, Kerr McGee, Norsk Hydro, Shell, Statoil, Talisman and Total

For the financial year ended December 31, 2003, Statoil represented over 10% of our combined revenues.

The level of expenditure by a customer in a particular year will be dependent upon a variety of factors including such customer's development and operating plans. Consequently, there can be no assurance that a customer that accounts for a significant portion of our revenue in one year will continue to do so in any subsequent year.

Contract provisions and liability

Payment arrangements

Typically our contracts provide for one or a combination of reimbursable, target sum, or lump sum payment arrangements, depending on the type and complexity of the project, products or services we are providing, as well as our ability to estimate the costs involved. These payment arrangements can be described as follows:

- *Reimbursable Compensation*—Reimbursable payment arrangements are common for projects with a high degree of uncertainty and first time projects where many unknown variables are involved. With these arrangements, contractors are reimbursed for expenses based on hourly, volume or unit rates. These arrangements often contain a fixed profit element with milestone or quality bonuses.

- *Target Sum Compensation*—Target sum payment arrangements are often agreed to with more mature projects and when we are able to estimate project costs with greater certainty. With these arrangements, contractors are provided incentives to save costs by sharing in both cost underruns and overruns based on a target sum budget.
- *Lump Sum Compensation*—Lump Sum payment arrangements are preferred by our customers when a project is very mature and there are few cost uncertainties. With these arrangements, we bid on projects with a firm price which includes contingencies and a profit margin.

Our field development work often requires a combination of these three payment arrangements. For example, in a North Sea field development project, we may have a lump sum arrangement for the organization requirements of the project, reimbursable arrangements for the engineering, procurement, and commissioning aspects of the project, a target sum and measurement arrangement for the construction phase and a bonus/penalty arrangement added into the overall compensation arrangements for the project. In this way, we are able to minimize the effect that uncertainties may have on the profitability of the project.

Often the compensation format for long-term capital projects changes from a reimbursable arrangement to a target sum arrangement and eventually a lump sum arrangement as the project matures and certainty of completion increases. Product deliveries tend to be contracted as lump sum arrangements, while services are often contracted as either reimbursable or target sum arrangements.

Variation, suspension and cancellation/termination provisions

Our contracts typically contain provisions permitting the customer to vary the scope of our work under the contract, to suspend work under the contract for a certain period and to cancel or terminate the contract completely. As a result, we may be required to renegotiate the terms or scope of such contracts at any time which may result in the imposition of terms less favorable than the pre-existing terms.

Variations are generally effected at the option of the customer by written notice and may increase or decrease the scope of the work to be carried out. Our contracts typically include a method to assist in the re-costing of the contract, taking account of the variations requested.

Suspension clauses allow the customer to request a temporary stoppage of our work under the contract. In the event of such a suspension, our contracts usually provide us with the option to cancel the contract if such suspension is not lifted prior to the expiry of a specified period of time.

Termination or cancellation provisions give the customer the right to terminate or cancel the contract at any time in the event of our being in breach of certain key obligations, such as our providing defective products or services, or in other cases by simply providing us with a specified period of notice. In most cases, if a customer wishes to terminate or cancel one of our contracts, it will be obliged to compensate us for certain of our fees and expenses, including any balance due for work done and all reasonable cancellation/termination charges and expenses incurred by us and any of our sub-contractors up to the effective date of such cancellation or termination.

Exposure to liability

Contracts with our customers usually include provisions limiting our liability. These typically include stops on our maximum liability as well as mitigating our responsibility for breach of the contract, defects and delays; and for consequential or indirect losses, which are generally to be borne by the party incurring such losses; limitations for liability for health and safety violations and environmental damage; and force majeure clauses.

Warranties and indemnities

Contracts with our customers typically contain standard indemnity provisions and limitations on our liability. We generally warrant that, among other things and as appropriate, our products are

free from defects, that the workmanship and the personnel, materials and equipment that we use are all in accordance with the contract and that the contract specifications are met in all respects. We also typically agree to indemnify the customer from any liability for certain forms of damage, such as personal injury and property damage, arising out of the work we undertake under a customer contract.

Risk assessment methodologies

Over the last two years, based on extensive industry experience, we have developed and currently deploy a uniform system for identifying and managing risk elements in projects. Our risk policy and a standard risk classification system apply a common execution model for risk reporting, assessment and analysis, requiring all projects with a value of more than NOK 90 million (€10.7 million) to go through a formal process with several decision gates from the early stages in the tender process up through the contract award stage. This is all backed by a common web-based IT tool, providing a structured and common approach, which allows for re-use of information and the highlighting of key risks and important opportunities. All projects triggering certain preset criteria including size of project, country risk and joint ventures are subject to review from a group risk committee and CEO approval prior to tendering. The group risk committee serves an advisory role to our management, reviewing the risk and reward of major projects prior to tendering and ultimately recommending a course of action on a project. As part of the common execution model there are peer group reviews at major milestones throughout the project. The frequency of these reviews is linked to the risk classification of the project. Ultimately, we believe these procedures provide us with adequate project control and risk management for our line of business.

Property, plants and equipment

Our principal facilities consist of office space at our headquarters and our fabrication yards. We own fabrication yards in Verdal, Norway, Stord, Norway, and Egersund, Norway in connection with our field development operations and lease office space in Baerum, Norway. Overall, our property, plant and equipment amounted to NOK 1,077 million (€127.9 million) at December 31, 2003 of which land and buildings accounted for approximately NOK 563 million (€66.9 million). At December 31, 2003, we owned or held under long-term leases the real property described below.

Facility Location	Type of Facility	Owned/Leased	Area (thousand square meters)	Lease expiration
Verdal, Norway	Fabrication yard	Owned	650	NA
Stord, Norway	Fabrication yard	Owned	460	NA
Egersund, Norway	Fabrication yard	Owned	400	NA
Mobile, Alabama	Manufacturing facility	Leased	49	2012
Moss, Norway	Manufacturing facility	Leased	29	2014
Tranby, Norway	Manufacturing facility	Leased	35	2020
Lysaker, Norway	Headquarters	Leased	54	2007
Batam Island, Indonesia	Manufacturing facility	Owned	9	NA
Aberdeen, United Kingdom	Manufacturing facility	Leased	9	2017

In addition, we have over 30 offices and service centers around the world that are primarily leased.

Bonding obligations

Our operating subsidiaries are required to post performance bonds and guarantees in favor of our customers to support project obligations. The provision of performance bonds and

guarantees is customary for businesses such as ours. The ability to procure the issue of performance bonds and guarantees to support project obligations is a significant requirement of our business. After the Refinancing, these bonding obligations will be guaranteed by Aker Kværner AS and Aker Kværner ASA. In addition, the operating subsidiary for which a bond is issued is required to indemnify each bond issuer in respect of all liabilities, costs, claims, damages and expenses which the issuer may at any time reasonably incur or sustain as a result of the calling of such bond.

Our performance bonds are divided into two broad categories: "on demand" bonds and "conditional" bonds. On demand bonds generally permit the beneficiary to call on the funds of the issuing institution without the need to show proof of default or proof of damage. Conditional bonds, on the other hand, provide that payment will only be made if certain conditions have been satisfied, for example the making of an arbitration award.

As at December 31, 2003, the total amount of our bonding obligations was estimated to be NOK 3.4 billion (€0.4 billion), equating to 341 individual bonds. The majority of our bonds are "on demand" which is consistent with market practice. In the previous ten years, none of our "on demand" bonds have been called. A number of banks and surety providers are counterparties to the bonds.

The bonds and guarantees outstanding at December 31, 2003, have been issued by international banks, insurance companies and export credit agencies. The ten largest issuers account for 96% in value of our bonding obligations.

Our bonding obligations at a particular time are a function of the size and nature of the projects being undertaken by us. We are currently negotiating the renewal of our bonding facilities with respect to future bonding requirements. See "Description of other indebtedness—Bonding facilities" for further information. If the uncommitted bonding facilities are renewed, we expect that additional bonding capacity will be made available in the future.

Sales and marketing

All sales and distribution activities, in both upstream and downstream oil and gas markets, are handled directly through our dedicated business development personnel with respect to both product and project sales which is comprised of approximately 50 employees worldwide. Additional marketing is conducted by company executives through existing customer relationships. Special teams are often organized to meet the need for the project bidding process and pitches. We also have approximately 150 agents and representatives worldwide.

Competition

The global market for oil and gas products and services providers is highly competitive. We face substantial competition from a number of companies and technologies in a variety of the target markets for our products and services. In many of the businesses in which we are involved, contracts are awarded on the basis of the result of a competitive tender process. In our experience, while customers may be influenced by various matters in selecting the successful contractor (such as availability of personnel, condition of equipment, technology, efficiency, safety record and reputation), competitiveness of price is generally the determining factor. See "Risk factors—Risks relating to our business—We continue to experience significant competition in our industry which could limit our ability to maintain or increase our market share or to maintain our prices at profitable levels."

Our markets are fragmented and our competitors vary between segments and even between products. However, we are the only company present in each of the four business segments below. The table below sets out some of our principal competitors in the markets for our principal products and services.

Business Segment	Principal Competitors
Field Development Europe and Oil, Gas & Process International	ABB, Amec, Clough, Dragados, Fabricom, Fluor, Heerema, Intec, Jacobs, KBR, McDermott, Mustang, Saipem, Samsung, Technip, Wood Group and Worley
Subsea	ABB, Cooper Cameron, Drilquip and FMC
Products & Technologies	ABB, CDS Engineering, Hanover, Heerema, Kocks, Natco, National Oilwell, Petreco, Petrofac, Rolls Royce, Saipem, Schlumberger, Smedvig, Stolt Offshore Subsea 7, Technip, Varco and Welltec
Maintenance, Modifications and Operations Europe	ABB, Amec, Fabricom, KBR, Petrofac and Wood Group

In particular, our MMO operations compete based on our status as the only oil and gas support provider operating on both the Norwegian and U.K. side of the North Sea, our experience as the first major oil and gas contractor to enter the operations support market in the Norway continental shelf region, our ability to take advantage of our economies of scale in light of our presence in the North Sea, our healthy order backlog with many leading oil companies in Norway based on long-term frame agreements, our location in relevant geographical locations, a strong engineering force with approximately 2,500 engineers, cooperation and access to our other oil and gas resources and capacities, a common proven project execution model, leading market share and proven methodologies and facilities for the increasingly important decommissioning and deconstruction markets, and flexibility of allocating resources between different market segments.

Our field development and subsea operations compete based on our complete range of service offerings, from studies to EPC, our ability to leverage resources and integrated work from our other offices and our flexible cost base. Our field development operation's proximity to key customers around the globe and our recognition as a market leader within the floating production systems and concrete solutions also provide us with a competitive advantage.

Health, safety and environmental (HSE) policies

We are subject to numerous national and international health, safety and environmental, or HSE, laws, regulations, treaties and conventions that affect the operation of our various business areas. We believe that, to the extent that such laws, regulations, treaties and conventions apply to us, we are in material compliance. No orders relating to HSE matters have been issued against us which are likely to materially affect our businesses or financial condition.

We have extensive HSE systems and procedures in place, which are continuously monitored to identify and minimize potential sources of risk. We continuously strive to safeguard our employees, relevant third parties and the environment by providing a workplace free of recognized hazards. Among other things, we have implemented sound policies and procedures, systematic follow-up, training activities, personnel development, incentive programs, employee consultation and assessments and investigations of accidents and near-miss incidents in our HSE program. The successful implementation of our HSE policy objectives requires strong management involvement and significant employee participation in appropriate HSE training and activities. We are committed to ensuring such involvement and participation is achieved and maintained.

We expend considerable efforts to minimize the environmental impact of our operations. We place particular focus on the efficient use of materials, natural resources and energy and on controlling our level of waste production. Our products and services are designed to be safe,

energy-efficient and to avoid unforeseen environmental effects. We also seek to ensure that our products are designed to be recyclable whenever possible or, in the alternative, that they can be easily disposed of without detriment to the environment.

Technology development

Through active management of our investment in technology development, we seek to maintain a balance between short-term and long-term technology development programs to optimize our return on investment. Each year, we and our customers invest significantly in technology development. Our technology development area focuses on developing and commercializing the core technologies of our business that are of strategic importance to our future growth. Typically, our customers fund a large part of the development costs relating to the development, design and engineering of their specific installations.

We are actively undertaking development and engineering programs in a number of advanced technical areas related to subsea and deepwater oil and gas. We also develop strategic technological alliances with potential customers and competitors in particular segments in order to save costs.

Intellectual property

We own or have exclusive rights to use a number of patents within our field development, MMO, subsea and products & technologies businesses. Although in the aggregate these patents are important to us, we do not consider any single patent to be critical or essential in nature. In general, we depend on trade secrets, our technological capabilities and the application of know-how rather than patents in the conduct of our business.

The "Aker" name is a registered trademark of Aker RGI Holding AS, the parent of Aker Maritime ASA and one of our indirect principal shareholders. We are permitted to use the Aker trademark under a license agreement between the Aker RGI Holding AS and Aker Kværner ASA, our indirect parent. No royalty is paid in connection with the license; however we can only use the Aker trademark in combination with "Kværner" and/or "Kvaerner" and the license does not in any way restrict the use of the Aker trademark by the Aker RGI AS group. According to the terms of the license, Aker Kværner ASA and its subsidiaries, branches and subdivisions are entitled to use these trademarks, wholly or in part, as parts of their company names, trademarks, secondary trade name, brand names, product names and internet domain names. The "Maritime" trademarks are also licensed to Aker Kværner ASA by Aker RGI Holding AS. The terms of this license allow for the use of the trademark on a standalone basis. Otherwise, the terms are identical to the terms applicable to the license of the Aker trademarks. The "Kværner" and "Kvaerner" name is a registered trademark of Kværner ASA and we are permitted to use the "Kværner" and "Kvaerner" trademarks under a license agreement between Kværner ASA and Aker Kværner ASA on terms similar to the "Maritime" license agreement.

If Aker Kværner ASA sells all or a part of its business or a subsidiary, branch or subdivision or in any way reduces its direct or indirect ownership to 50% or less in a company, that business/subsidiary may no longer use the trademarks.

Suppliers and raw materials

The projects we manage as well as our own operations require various raw materials, parts and components. There are multiple suppliers for all of the raw materials, parts and components we require and we have never experienced a material supply interruption.

The main materials used in our products are steel beams, steel pipes, steel tanks, steel rebars, electrical wiring and concrete. We also purchase a variety of fabricated products and electronic components. We have entered into volume sourcing agreements for many of our bulk material requirements.

We maintain stable relationships with our principal suppliers and have experienced no difficulty obtaining adequate quantities of high quality raw materials to meet our manufacturing

requirements. We continually attempt to develop alternate sources of supply for certain of our most essential raw materials. See "Risk factors—Risks relating to our business—Any significant disruption in delivery of certain key supplies during a project could delay production and adversely affect our ability to meet our contractual obligations."

Employees and personnel

Our key resource is our approximately 14,500 employees and personnel in over 20 countries. A large proportion of our employees are design engineers or project management personnel with higher degrees. The skills and diversity of our human resources gives us the flexibility to best adapt to the needs of our customers by organizing our employees into multicultural and mobile teams. We are dedicated to the development of the expertise and know-how of our employees.

Of our 14,500 employees and personnel, approximately 500 of these individuals, or 4% of our workforce, are subject to a labor service agreements with Aker Kværner Oil and Gas Services Ltd., a service company within the Kværner group, but outside the O&G group. See "Certain related party transactions."

Employee relations

In recent years we have not experienced any significant strikes or work stoppages by our employees. We believe that we maintain good relationship with our employees and their unions.

Our key management have a variable pay scheme linked to performance on three elements: budget realization (EBITA), average working capital over the year, and personal business commitments based on our values and leadership approach. In addition, we believe that our employee turnover rate is low. We do not currently believe that the Reorganization will have a significant negative effect on our relationship with our employees.

Membership of our employees in trade unions varies from country to country and we have entered into a variety of collective bargaining agreements. As of December 31, 2003, over 90% of our Norwegian employees employed in our fabrication yards and over 50% of our administrative Norwegian employees belong to trade unions.

Insurance

We are and will continue to be beneficiaries under group policies maintained by Kværner ASA of the types and amount of insurance coverage customary in the industry in which we operate, including coverage for general liability, professional indemnity, property damage to buildings and contents, business interruption, contractors all risk, marine cargo, and employee related accidents and injuries above specified self-insured amounts for each type of risk. Our general liability coverage and our professional indemnity insurance each have a cap on our coverage amount per policy period, with the result that entities inside the Kværner Group, but outside the O&G group, could exhaust the insurance coverage. Our property damage coverage is based upon specified values relating to the property and has no overall cap on our coverage amount. Our employment related coverage is generally set by statutory and contractual limits. Loss or damage to our products during construction and installation is generally covered by "builder's all risks" insurance that, in general, is maintained by the customer. We also maintain directors' and officers' liability insurance.

For insurance policies in Canada the named insured is Aker Kværner Canada, Inc. All US specific insurance policies are taken out in the name of Kværner Holdings Inc. or Kværner, Inc. The majority of the US policies are fronting arrangements for global insurance programmes taken out in Europe.

All material insurance maintained by the Aker Kværner ASA group is purchased through Kværner Insurance AS, which is wholly-owned by Kværner ASA outside the Aker Kværner ASA group. See "Certain related party transactions—Insurance." Professional indemnity insurance and Norwegian workers' compensation/personal accident are insured directly with Kværner Insurance AS. The other insurance described above have been underwritten by third party insurers.

We consider our insurance coverage to be sufficient for our business, both as to the nature of the risk and amounts insured. We do not anticipate difficulty in maintaining adequate levels of insurance. However, terms of insurance coverage have become more restrictive and costly since 2001 and we can give no assurance that insurance coverage or contractual indemnities will be adequate in all circumstances or against all hazards, or that we will be able to maintain adequate insurance coverage in the future at commercially reasonable rates or on acceptable terms.

Regulation

Norwegian regulatory matters

We are subject to numerous national and supra-national laws, regulations, treaties and conventions regulating among other things health, safety and environmental matters (including those controlling the discharge of materials into the environment and cleanup obligations), import and export control, product control and certification requirements, restrictions on the use of real estate, concession and licensing requirements, tax legislation and labor and training standards. Certain of these regulations are summarized below.

Health, safety and environmental legislation

We are subject to numerous laws and regulations regarding protection of the environment and human health and safety, such as certain restrictions on environmental pollution and certain obligations to implement internal control systems.

For example, as a Norwegian company, we are subject to the Norwegian Pollution and Waste Act and other Norwegian legislation regarding the environment, which empowers the Norwegian pollution control authorities to order corporations responsible for pollution to implement measures to prevent, stop or remove pollution or limit the effects of pollution. The authorities may also give orders to reduce any damage resulting from pollution or require actions be taken to counteract pollution. Norwegian law imposes strict liability for damage to third parties or third party property caused by pollution. The Norwegian Internal Control Regulations require corporations to implement and perform internal control systems and measures designed to ensure that all activities of the corporation conform with requirements laid down in, or set forth in, all applicable health, environmental and safety legislation.

Workers' protection legislation

The Norwegian Employment Act and other related legislation sets forth, among other things, minimum requirements regarding working environments, safety and health, working hours, employment terms, employee hiring from other corporations, termination with notice, summary termination and employee rights in the event of transfer of ownership of a corporation. In general, employees have ample protections against termination under Norwegian law. Termination of an employment contract must have a "valid cause," relating either to the corporation or to the employee. Production cut-backs or rationalization measures will normally be considered valid causes for termination. However, the termination procedure and the selection of employees for termination must be carried out and documented in accordance with the Employment Act and case law.

EU regulations

Although Norway is not a member of the European Union, it is a signatory to the Agreement on the European Economic Area ("EEA Agreement"). This agreement is between the European Union and its member states on the one hand, and the members of the European Free Trade Association ("EFTA") on the other. Norway is a member of EFTA.

Rules corresponding to the Treaty on the European Union, such as those relating to the free movement of goods, services, people and capital, competition and state aid, are included in the EEA Agreement. Rules of a secondary nature, such as those found in EU Directives and EU

regulations, are to a large extent integrated into the EEA Agreement by reference. This means that although the EFTA states, including Norway, are not members of the EU, they are nonetheless, subject to the terms of the EEA Agreement and its approval procedures set out therein, obligated to implement in national legislation a significant part of the secondary legislation of the EU relating to, among other things, the matters mentioned above.

Contractual disputes and legal proceedings

In the course of our activities, we are party to numerous contractual disputes as well as legal proceedings before both administrative and civil courts and bodies. Many of such disputes and proceedings are of a nature considered typical for our business, including contractual disputes relating to projects in various sectors and disputes with regulatory authorities. We make provisions to cover the expected outcome of the disputes and proceedings to the extent that negative outcomes are likely and reliable estimates can be made. We evaluate on a regular basis whether additional provisions are appropriate based on how the disputes and proceedings develop. However, the final outcome of disputes and proceedings is subject to uncertainties and resulting liabilities may therefore exceed booked provisions.

Set out below are the contractual disputes and legal proceedings which we regard as the most significant to us. Their inclusion is based on an assessment of the perceived risk and exposure. This is not an exhaustive description of all legal proceedings affecting us, nor does it represent an indication of proceedings we may face in the future. There can be no assurance regarding the outcome of any of the disputes referred to below, or that we will not face liability in excess of that anticipated by us.

Valhall

A subsidiary entered into a contract with BP for the procurement and construction of a water injection platform on the Valhall-field in the North Sea. The contract had a value of approximately NOK 2.8 billion (€0.3 billion). The installation of the jacket of the platform was delayed due to pile refusal, and rectification work was necessary to complete the installation. The jacket was successfully installed in August 2003 and water injection started in January 2004. The parties are currently in discussions regarding the compensation for the extra work and the financial consequences of the delay of the project.

Although there can be no assurance regarding the outcome, we do not currently anticipate that this matter will have a material negative impact on our financial condition or results of operations.

Management

Board of directors of Aker Kværner O&G Group AS

The table below sets out the names of the current and nominated directors of Aker Kværner O&G Group AS, their ages and their current or proposed positions.

Name	Age	Position
Ørjan Svanevik	38	Chairman of the Board[(1)]
Eiliv Gjesdal	33	Director[(1)]
Gabriella Bastiani	33	Director[(1)]
Leif-Arne Langøy	48	Chairman of the Board[(2)]
Jon Fredrik Baksaas	49	Director[(2)]
Bjørn Flatgård	55	Director[(2)]
Reidar Lund	62	Director[(2)]
Helge Midttun	48	Director[(2)]

(1) This individual is currently (as of March 11, 2004) a director of Aker Kvaerner O&G Group AS. On or about the closing date of the offering of the notes, which we expect to be on or about March 19, 2004, we expect that the shareholders will resolve to replace this director at a meeting of shareholders.

(2) We expect that this individual will be appointed as a director of Aker Kvaerner O&G Group AS at the meeting of shareholders referred to in footnote (1) above.

Ørjan Svanevik is currently the Senior Vice President of Aker Kværner ASA. Prior to this, Mr. Svanevik was Strategy Director of Arkwright, where he acted in various other capacities, including Associate Director, Senior Associate and Associate. Mr. Svanevik has also held management positions at several companies, including Schlumberger. He holds an MBA from Thunderbird in Phoenix, USA and a Master of General Business (Siviløkonom) from the Norwegian School of Management. Mr. Svanevik is a Norwegian citizen and is based in Oslo, Norway.

Eiliv Gjesdal has served as a director since March 2004. He has been Group Controller in Kværner ASA since August 2002 and will remain in such office until the listing of Aker Kværner ASA. He has also been Group Controller of Aker Kværner ASA since March 2004. Prior to joining us, Mr. Gjesdal spent six years at Arthur Andersen & Co where he was a manager with operational responsibility for several client accounts. Mr. Gjesdal is a graduate from the Norwegian School of Economics and Business Administration and is a certified Public Accountant in Norway. Mr. Gjesdal is a Norwegian citizen and is based in Oslo, Norway.

Gabriella Bastiani is currently the Secretary to the Board of Aker Kværner ASA. Ms. Bastiani has acted in various roles with Aker Kværner ASA, including Assistant to the Company Secretary and Public Relations Manager and Legal Assistant. Prior to commencing employment with Aker Kværner ASA, Ms. Bastiani held positions at Jo Vestly Produksjon and Lowzow & Co. Ms. Bastiani is an Italian citizen and is based in Oslo, Norway.

Leif-Arne Langøy is currently Chief Executive Officer of Aker RGI Holdings AS. Prior to this, Mr. Langøy has been Chief Executive Officer at Aker Kværner Yards, Aker Yards and Aker Brattvaag. Mr. Langøy is a graduate of the Norwegian School of Economics and Business Administration in Bergen. Mr. Langøy is a Norwegian citizen and is based in Brattvåg, Norway.

Jon Fredrik Baksaas is President and Chief Executive Officer of Telenor ASA. Prior to this, Mr. Baksaas has held board level and management positions at several companies, including TBK AS, Aker AS and Stolt Nielsen Seaway AS. Mr. Baksaas is a graduate of the Norwegian School of Economics and Business Administration in Bergen. He is a Norwegian citizen and is based in Sandvika, Norway.

Bjørn Flatgård is Chief Executive Officer of Elopak AS. Mr. Flatgård has an engineering degree from the Norwegian Institute of Technology and an MBA from the Norwegian School of Management. Mr Flatgård is a Norwegian citizen and is based in Kolbotn, Norway.

Reidar Lund holds a number of board positions, mainly in the industrial and offshore business sectors. Mr. Lund has also served as Working Chairman and Managing Director of Prosafe ASA and was Managing Director of Transocean ASA for 12 years. Mr. Lund is a Norwegian citizen and is based in Tananger, Norway.

Helge Midttun is President and Chief Executive Officer of Fjord Seafood ASA. Prior to this appointment, Mr. Midttun has held board level and management positions at several companies, including Det Norske Veritas and Stento ASA. Mr. Midttun is a graduate of the Norwegian School of Economics and Business Administration in Bergen. He is a Norwegian citizen and is based in Nesbrů, Norway.

Executive officers of Aker Kværner O&G Group AS

The table below sets out the names of the executive officers of Aker Kværner O&G Group AS, their ages and their current positions.

Name	Age	Position
Inge Hansen	57	Group President and Chief Executive Officer
Finn Berg Jacobsen	63	Group Executive Vice President, Chief of Staff and Acting Chief Financial Officer
Jon Erik Reinhardsen	47	Group Executive Vice President

Inge Hansen has been Group President and Chief Executive Officer of Aker Kværner ASA since March 2004. Prior to this appointment, Mr. Hansen was Acting President and Chief Executive Officer at Statoil ASA and he has also previously held the positions of Chief Financial Officer and Executive Vice President in Statoil ASA's Corporate Centre and Services division. Mr. Hansen has also served as Managing Director at Orkla Finans ASA, President at NOR Independent Leasing and as a general manager with Bergen Bank/Den norske Bank ASA. Mr. Hansen holds a Master of Sciences degree in business economics from the Norwegian School of Economics and Business Administration in Bergen. Mr. Hansen is a Norwegian citizen and is based in Oslo, Norway.

Finn Berg Jacobsen has been Group Executive Vice President, Chief of Staff and acting Chief Financial Officer of Aker Kværner ASA and Aker Kværner O&G Group AS since March 2004; and our acting Chief Financial Officer and a director since March 2004; Group Executive Vice President and Chief of Staff of Kværner ASA since January 2002; and acting Chief Financial Officer of Kværner ASA since January 2004; and will hold these offices until the listing of Aker Kværner ASA. Prior to joining Aker Kværner, Mr. Berg Jacobsen spent 33 years of his career with Arthur Andersen & Co. Mr. Berg Jacobsen is a graduate from the Norwegian School of Economics and Business Administration and holds an MBA from Harvard Business School. Mr. Berg Jacobsen is a Norwegian citizen and is based in Oslo, Norway.

Jon Erik Reinhardsen has been Group Executive Vice President of Aker Kværner O&G Group AS and Aker Kværner ASA and President of Aker Kværner AS since February 2004. He has held the position of Group Executive Vice President in Kværner ASA since March 2002 and will hold such office until the listing of Aker Kværner ASA. Prior to these appointments, Mr. Reinhardsen obtained nine years' experience within executive management, nine years' experience within senior management in Aker Maritime ASA, Maritime Group ASA and Tentech International AS, among other companies, and four years' experience in research and development. Mr. Reinhardsen is a Norwegian citizen and is based in Houston, Texas.

Board of directors and executive officers of Aker Kværner AS

The board of directors of Aker Kværner AS consists of Inge Hansen as Chairman and Eiliv Gjesdal and Finn Berg Jacobsen, each as a director. The executive officers of Aker Kværner AS are Jon Erik Reinhardsen, President, and Finn Berg Jacobsen, Chief Financial Officer.

Senior Management

The table below sets out the names of our senior management, their ages and their current positions.

Name	Age	Position
Simen Lieungh	43	Executive Vice President, Field Development Europe
Torleif Gram	54	Executive Vice President, Maintenance, Modifications and Operations Europe
Raymond Carlsen	48	Executive Vice President, Subsea
Mads Andersen	38	Executive Vice President, Products and Technologies
Gary Mandel	44	Executive Vice President, Oil, Gas & Process International

Simen Lieungh has been Executive Vice President in the Field Development Europe business unit of Aker Kværner AS since March 2004. He has headed the Field Development Europe business unit of Kværner's oil and gas operations and held the position of Executive Vice President since February 2002. Mr. Lieungh joined Kværner in 1988 and has 16 years' experience on large field development projects, covering all phases from conceptual studies, through to completion and delivery of complete installations. Mr. Lieungh's experience includes acting as Project Director of the Aasgaard B EPCI project, the world's largest floating gas platform, which had a contract value of NOK 10.8 billion (€1.3 billion). Mr. Lieungh is a Norwegian citizen and is based in Oslo, Norway.

Torleif Gram has been Executive Vice President in the Maintenance, Modifications and Operations Europe business unit of Aker Kværner AS since March 2004. He has headed the Maintenance, Modifications and Operations Europe business unit of Kværner's oil and gas operations and held the position of Executive Vice President since March 2002. Mr. Gram joined Kværner in 1976 and has extensive experience with both Aker Engineering AS and Aker Stord AS, where he has held various positions, including Discipline Leader, Engineering Manager and Project Manager. He has held the position of Managing Director in Aker Contracting AS since 1991 and in Aker Offshore Partner AS since 1994, respectively. Mr. Gram is a Norwegian citizen and is based in Stavanger, Norway.

Raymond Carlsen has been Executive Vice President in the Subsea business unit of Aker Kværner AS since March 2004. He has headed the Subsea business unit of Kværner's oil and gas operations and held the position of Executive Vice President since September 2003. This business unit includes the Kværner Oilfield Products group, which he has headed since 2002. Mr. Carlsen has 23 years of wide ranging international management experience. He has been with Aker Kværner since 1989, with senior management assignments in South East Asia, Europe and the United States. He graduated from the Florida Institute of Technology in 1981, and holds a Master of Sciences degree in Environmental Engineering. Mr. Carlsen is a Norwegian citizen and is based in Houston, Texas.

Mads Andersen has been Executive Vice President in the Products & Technologies business unit of Aker Kværner AS since March 2004. He has headed the Products & Technologies business unit of Aker Kværner's oil and gas operations and held the position of Executive Vice President since

September 2003. Mr. Andersen joined Aker Kværner in 2000, and was previously head of Maritime Well Service, a subsidiary business area of Products & Technologies. Mr. Andersen began his oil career at Schlumberger in 1989 as an international field engineer and held various technical and managerial positions within oilfield service, consulting and oil companies before joining Aker Kværner in 2000. Mr. Andersen holds a Bachelor of Sciences degree in Mechanical Engineering from Glasgow University and an associate degree in Business Administration from the Norwegian School of Management. Mr. Andersen is a Norwegian citizen and is based in Oslo, Norway.

Gary Mandel has been Executive Vice President in the Oil, Gas & Process International business unit of Aker Kværner AS since March 2004. He previously headed the Oil, Gas & Process International business unit of Aker Kværner's oil and gas operations and held the position of Executive Vice President. Mr. Mandel has over 23 years experience in the oil and gas industry, with emphasis on engineering, procurement, construction, project management, maintenance, sales, and operations for the power, petrochemical and hydrocarbon industries. His project experience includes managing and executing expansions, revamps and turnarounds of numerous domestic and international power, petrochemical, oil & gas, and refining facilities. Mr. Mandel is a U.S. citizen and is based in Houston, Texas.

Principal shareholders

Kværner ASA owns 100% of the share capital of Aker Kvæner ASA, which owns 100% of the share capital of Aker Kvæner O&G Group AS, , which owns 100% of the share capital of Aker Kværner AS. After completion of this offering, Aker Kværner ASA intends to offer approximately 20-30% of its shares to the public and, if such offering is completed as currently envisioned, following the offering, Aker Kværner ASA will no longer be wholly-owned by Kværner ASA. This initial public offering of Aker Kværner ASA is expected to be completed in the second quarter of 2004 and Aker Kværner ASA has applied to list the shares on the Oslo Stock Exchange. Following the Refinancing and the equity offering of Aker Kværner ASA, Kværner ASA expects to extend a voluntary offer to its shareholders to exchange their Kværner ASA shares for shares of Aker Kværner ASA and Aker Yards ASA (Kvearner ASA's shipbuilding business) during the second quarter of 2004. The final terms of the swap offer will be determined after the Aker Kværner ASA initial public offering.

Certain related party transactions

The Reorganization

We are an indirect wholly-owned subsidiary of Kværner ASA. Recently, the Kværner group was reorganized to segregate the oil and gas-related businesses, which we now operate independently, from the other business activities of the Kværner group. As a result of that reorganization, we have become a wholly-owned subsidiary of a newly formed entity named Aker Kværner ASA, which also owns the Kværner group subsidiaries engaged in the engineering and construction businesses. In addition to the creation of Aker Kværner ASA, the reorganization also involved the recapitalization of the guarantor by converting certain intercompany debt owing to Aker Kværner ASA into equity and certain other transactions described below. These transactions are collectively referred to herein as the "Reorganization."

The alignment of Kværner ASA's oil and gas operations into one group of companies solely undertaking oil and gas operations was carried out through a number of transactions involving Kværner group companies including asset and share sales and contract assignments. All share sale and asset transfer agreements related to the Reorganization were made on an arm's length basis and on fair market terms, and the final consideration reflected fair market value as confirmed by independent valuers. In addition, the seller of oil and gas operation-related assets and shares indemnified the buyer against losses resulting from breaches of its representations, warranties, agreements and covenants contained in the agreement as well as claims that relate to the seller having previously participated in any retirement benefit schemes. Most share sale agreements also contained provisions indemnifying the buyer against claims by any governmental body which exceeds any reservations contained in the relevant company's balance sheet. The buyer of the assets and shares also typically indemnified the seller against losses resulting from breaches of its representations, warranties, agreements and covenants contained in the agreement. The majority of the Reorganization transactions relating to the formation of the O&G group involved O&G group companies as the buyer of oil and gas operations-related assets and shares.

Where certain contracts relating to oil and gas operations contained restrictions on assignment and were therefore not capable of transfer, the buyer and the seller entered into back-to-back service agreements pursuant to which the economic benefit and the obligations of the seller under the non-assignable contract were transferred to the buyer. In the event that such back-to-back service agreements were prohibited by the underlying agreement, the economic benefit and burden remained with the seller and the buyer was required to make the necessary human and other resources available to the seller on agreed arm's length terms to fulfill such contracts.

As part of the establishment of the O&G group, the UK O&G employees participating in the defined benefit section of the Kværner Pension Fund were transferred to new employers in the O&G Group. As none of the companies in the O&G group participates in the Kværner Pension Fund, the transferring employees ceased pensionable service in the the Kværner Pension Fund from the date of transfer. To facilitate a strong desire from many employees to continue their membership in the the Kværner Pension Fund, they were given the offer to either (i) remain with their new employer and be offered membership in a defined contribution pension scheme, or (ii) voluntarily transfer their employment to a service company outside the O&G group that participates in the the Kværner Pension Fund and recommence pensionable service in the Kværner Pension Fund. A total of approximately 500 employees in the O&G group chose to transfer their employment to Aker Kværner Oil & Gas Services Ltd., a company outside the O&G group. Aker Kværner Oil & Gas Services Ltd. has entered into a Labor Services Agreement with the relevant entities in the O&G group, see "Labor services agreements" below.

Parent company guarantees

Kværner ASA has historically provided parent guarantees with respect to our contractual obligations, including those relating to our bonding facilities and other financing transactions. In connection with the Refinancing, such Kværner ASA parent guarantees will be assigned to Aker

Kværner ASA and Aker Kværner ASA will indemnify Kværner for any liability arising under such guarantees. In the event that consent for assignment is not obtained for such parent guarantees, Aker Kværner ASA will issue counter guarantees for the benefit of Kværner ASA. Upon completion of the Financing Transactions, Aker Kværner ASA will also guarantee our senior secured credit facility. See "Description of other indebtedness."

Insurance

Substantially all of our insurance coverage is provided through Kværner ASA policies of which the O&G group companies are beneficiaries. Kværner Insurance AS, an indirect wholly-owned non-O&G group subsidiary of Kværner ASA, procures and underwrites insurance policies both as a direct insurer and as a reinsurer for Kværner ASA. The procurement and underwriting of insurance policies by Kværner Insurance AS is provided on arm's length terms. For further information, see "Business—Insurance."

Following the Reorganization, none of the O&G group companies will be under any obligation to purchase such services from Kværner Insurance AS. We believe that similar insurance coverage could be purchased directly through external brokers, but we expect to continue to maintain our status as beneficiaries of Kværner ASA's insurance policies and to obtain services from Kværner Insurance AS so long as the policies are offered on competitive terms.

Insurance coverage is currently maintained at the Kværner group level for general liability, professional indemnity, property damage/business interruption, contractors' all risk, marine cargo, directors' and officers' liability, crime, special contingency and emergency evacuations, in addition to country-specific coverage.

Professional indemnity insurance and Norwegian workers' compensation/personal accident are insured directly with Kværner Insurance AS. Other O&G group insurance policies are purchased from external insurance carriers.

Shared services

Financial services, human resources, office services, IT infrastructure and administrative services are shared by Aker Kværner ASA group companies in accordance with Aker Kværner's "business partner" model. Under this model, three indirect wholly-owned Aker Kværner ASA group companies (one of which is an O&G company) provide these services to the O&G group on arm's lengths terms.

Separate service agreements are entered into between the relevant service provider and the relevant member of the Aker Kværner ASA group. The contracts are typically entered into for a fixed period of two years which may be extended by mutual agreement but can also be terminated prematurely in the event that the relevant subsidiary is sold out of Aker Kværner ASA or no longer requires the services. In addition, these business partners also provide services to third parties outside the Aker Kværner ASA group. The terms on which such third-party services are provided may differ from those contained in agreements with members of the Aker Kværner ASA group.

Central management services

Aker Kværner ASA (or a company owned by Aker Kværner ASA) will provide certain central management services to the O&G group companies. The services will include expertise and advisory services in the area of financial practices and procedures, human resources and business services, among others. The costs of these services will be allocated to the O&G group companies through a central management charge ("CMC") to be calculated on the basis of actual service cost plus a five percent service margin. The CMC will then be allocated among the O&G group companies on the basis of value added (turnover less direct bought-in costs) and invoiced on the basis of written service agreements.

The annual amount of CMC and other general management costs charged to the O&G group will be capped at an annual maximum of 1.6% of value added by the O&G group companies.

Aker Kværner ASA and we will share the resources of certain key employees in the day-to-day management of each of our respective operations. In addition, the employee representatives of the board of directors of Aker Kværner ASA also serve on the board of directors of Kværner ASA. See "Management" and "Risk factors—Risks relating to our business—We are a wholly-owned subsidiary of Aker Kværner ASA, which is a subsidiary of Kværner ASA, and Aker Kværner ASA and Kværner ASA exercise control over our business and operations and may do so in a manner that is adverse to your interests as noteholders" and "Risk factors—Risks relating to our business—Our operations are dependent on certain management personnel and services which we share with other Aker Kværner ASA group companies."

Labor service agreements

Aker Kværner Oil & Gas Services Ltd, a company owned indirectly by Kværner ASA (and not part of the O&G group) has entered into a Labor Services Agreement with three entities within the O&G group in respect of approximately 500 employees.

Services provided under the labor service agreements are invoiced on a cost plus basis, which includes an amount equal to the ongoing pension contributions in respect of such personnel.

The term of the labor service agreements is typically two years, although the beneficiary companies of the service may terminate the agreement upon thirty to ninety days' notice.

Certain financial arrangements

The O&G group historically has participated in cash pooling arrangements together with other Kværner group companies. However, the O&G group now operates such an arrangement independently. See "Note 20 to the financial statements."

The Aker Kværner ASA group operates an internal bank which provides the group companies with financial risk management services. The internal bank uses foreign currency contracts, currency swaps, interest rate swaps and other financial instruments as a means of cash and risk management of working capital. The O&G group intends to operate its own internal bank having similar services in the near future.

Asset Management

Aker Kværner Asset Management ASA, a wholly-owned subsidiary of Kværner ASA, primarily provides pension fund asset management and related services to companies within the Kværner Group, including the O&G group.

Engineering resources from the Ellayess group

Ellayess is a long-term provider of engineering resources to various O&G group subsidiaries on arm's length terms. Similar services are also provided to external customers. Ellayess will continue to be owned by Kværner ASA outside the O&G group.

Description of other indebtedness

The following is a description of our material indebtedness (not including the notes). The descriptions set forth below do not purport to be complete and are subject in their entirety by reference to the actual provisions of each respective agreement or instrument described. For a description of our obligation to apply the net proceeds of this offering and amounts drawn under the senior secured credit facility to the partial prepayment of existing intercompany indebtedness owed to companies outside the O&G group, see "Use of proceeds."

Senior secured credit facility

As part of the Refinancing, we have received commitment letters from Barclays Bank PLC, DnB NOR Bank ASA and Nordea Bank Norge ASA as lead arrangers and the other financial institutions listed therein as lenders, including JPMorgan Chase Bank, an affiliate of one of the initial purchasers, to enter into the senior secured credit facility. The commitment letters are subject to satisfactory documentation and to other customary closing conditions. We expect to execute definitive documentation for the senior secured facility prior to the issuance of the notes. Funding and availability under the senior secured credit facility is subject to certain conditions as described below under "—Conditionality of the funding and availability of the senior secured credit facility and the availability of the bonding facilities."

The commitment letters provide for facilities of up to €150 million which comprise a multicurrency revolving credit facility of up to €117 million and a multicurrency term loan facility of €33 million. We anticipate that the term loan facility will be fully drawn upon completion of the Financing Transactions. Borrowings under our senior secured credit facility will rank senior to the notes and equally with all of our other existing and future senior indebtedness (including, without limitation, certain obligations under our bonding facilities).

Interest rate and fees

The interest rate on each advance under the senior secured credit facility for each interest period will be the aggregate of (x) the applicable margin, (y) EURIBOR, NIBOR or LIBOR (as appropriate) and (z) any applicable mandatory costs.

The applicable margin for the senior secured credit facility will be 2% per annum. In any quarter after the date falling six months after the date of the execution of the senior secured credit facility, the margin will ratchet down in accordance with the ratio of Total Gross Debt to EBITDA.

Pursuant to the revolving credit facility, Aker Kværner AS will be obligated to pay certain fees, including:

- the lower of 0.75% annually and half of the margin applicable to the revolving credit facility on the undrawn and uncanceled portion of the revolving credit facility, payable quarterly in arrears; and
- 0.0125% per annum, payable through the facility agent to each issuing bank, on the aggregate guaranteed amount under any letter of credit or bank guarantee issued by any such issuing bank, payable quarterly in arrears.

Guarantee and security

Indebtedness under our senior secured credit facility will be secured by a first ranking lien over the shares of certain of our oil and gas operating subsidiaries, which, together constitute most of the O&G group's revenues. Aker Kværner O&G Group AS and Aker Kværner ASA will guarantee our obligations under our senior secured credit facility. In the case of Aker Kværner O&G Group AS, such guarantee will be a secured senior obligation and will rank equally in right of payment with all of its other existing and future senior indebtedness. This guarantee will be secured by a first ranking lien over all of the shares of Aker Kværner AS.

Covenants

The senior secured credit facility contains certain customary undertakings. Among other things, we undertake:

- to make our financial information, together with that of our parent and Aker Kværner ASA, available for inspection;
- not to make any substantial change in the scope of our business;
- not to create any security ranking in priority to the interests of the lenders;
- not to dispose of assets above a certain threshold value; and
- to restrict dividends to 50% of net profits.

The senior secured credit facility will contain financial covenants, including:

- minimum interest coverage ratio (EBITDA to interest costs); and
- maximum total leverage ratio (total gross debt to EBITDA).

Such ratios will be measured on a 12-month rolling basis. The minimum interest coverage ratio covenant will require us to maintain a ratio of EBITDA to interest costs of not less than 4.00:1.00 after December 31, 2006. From December 31, 2004 to December 31, 2006 the minimum permitted ratio ranges from 3.00:1.00 to 3.75:1.00. The minimum total leverage ratio will require us to maintain a ratio of total gross debt to EBITDA of not less than 3.00:1.00 after March 31, 2007. From June 30, 2004 until March 31, 2007 the minimum permitted ratio ranges from 3.25:1.00 to 4.5:1.00.

Maturity

Our senior secured credit facility will mature in 2009. Drawings under the revolving credit facility will be repayable on the last day of the interest period applicable to that revolving loan. Advances under the term loan facility that are made upon the initial funding of the senior secured credit facility will be repayable in four equal instalments on the second, third and fourth anniversaries of the signing date of the senior secured credit facility, with the final instalment falling due for payment on the maturity date.

Optional prepayment

Amounts outstanding under the term loan facility may be prepaid and/or cancelled at the end of any interest period without penalty or payment of premium provided that such prepayments are made in specified minimum amounts and prior written notice is given to the facility agent. In the event that a prepayment is not made at the end of an interest period, Aker Kværner AS will incur breakage costs.

Mandatory prepayment

The senior secured credit facility will be terminated and all amounts outstanding under the senior secured credit facility will be accelerated upon the occurrence of certain change of control events, including:

- if Aker Kværner ASA ceases to control, either directly or indirectly, the entire share capital of Aker Kværner O&G Group AS; or
- if any person or persons acting in concert, other than Kværner ASA and/or Aker Maritime AS or any affiliate of Aker Maritime AS or Kjell Inge Rokke or any company controlled by Kjell Inge Rokke, acquire more than 40% of Aker Kværner ASA; or.
- if Aker Kværner ASA is listed on the Oslo Stock Exchange and is subsequently delisted.

Events of default

The senior secured credit facility will include certain events of default customary for credit facilities of this type, the occurrence of which would allow the lenders under the senior secured credit facility to accelerate all outstanding advances and terminate their commitments. Such events of default will include (i) failure to make payments; (ii) breach of covenants, including financial covenants; (iii) breach of representations; (iv) cross-default; (v) repayment of some or all of the principal amounts of the notes offered hereby; (vi) insolvency, bankruptcy or similar events and (vii) the occurrence of a material adverse change. The occurrence of an event of default under Aker Kværner ASA's other indebtedness or the indebtedness of its non-O&G group subsidiaries will not constitute a cross-default under the senior secured credit facility.

Bonding facilities

As part of the Refinancing, we have received commitment letters from our bonding providers to renew our existing uncommitted bonding facilities. The commitment letters are subject to satisfactory documentation and other customary closing conditions. We expect to execute definitive documentation to renew our bonding facilities prior to the issuance of the notes. The new bonding facilities will replace the existing bonding facilities among Kværner ASA and the bonding providers. Upon completion,the guarantee of Kværner ASA in favor of the bonding providers will be released.

The obligations of our oil and gas operating subsidiaries under the renewed uncommitted bonding facilities will be guaranteed by Aker Kværner AS, Aker Kværner O&G Group AS and Aker Kværner ASA. In the case of any guarantees provided by Aker Kværner AS, such guarantees will be senior obligations and will rank equally with all of its existing and future senior indebtedness. Aker Kværner AS's obligations under these guarantees will be secured by a first ranking charge over the shares of certain O&G group subsidiaries. In the case of Aker Kværner ASA, such guarantees will be senior obligations and will rank equally in right of payment with all of its other existing and future senior indebtedness (including, without limitation, its obligations under the senior secured credit facility). These guarantees will be secured by pledges of the shares of certain of Aker Kværner ASA's subsidiaries, including the guarantor, and a lien of all shares in Aker Kværner AS. In addition, under the bonding facilities, Aker Kværner AS and each subsidiary for which a bond is issued are each required to indemnify the bonding provider, on a joint and several basis, in respect of any amounts paid or other losses relating to such bond. The issuer's indemnity obligation will be secured by a pledge of all of the shares of certain of Aker Kværner AS's subsidiaries.

The occurrence of an event of default under Aker Kværner ASA's other indebtedness or the indebtedness of its non-O&G group subsidiaries will not constitute a cross-default under the bonding facilities.

Conditionality of the funding and availability of the senior secured credit facility and the availability of the bonding facilities

The funding of the term loan facility and the availability of the revolving credit facility and the bonding facilities (to the extent any bonds are subsequently extended) are both subject to, among other things, the successful completion of an initial public offering of shares of Aker Kværner AS's indirect parent, Aker Kværner ASA, and the listing of such shares on the Oslo Stock Exchange, expected to occur in early April 2004, and various other conditions. If the funding of the term loan facility and the making available of the revolving credit facility and the bonding facilities occur on or prior to May 14, 2004, the net proceeds from the offering of the notes and the other amounts held in escrow under the escrow agreement will be released by the escrow agent to Aker Kværner AS.

Project financing loan

One of our subsidiaries, Kværner Oilfield Products Inc., has term loans in an aggregate amount of approximately NOK 57 million (€6.8 million) at December 31, 2003 with the Teachers' Retirement System of Alabama and the Employees' Retirement System of Alabama, which were borrowed to finance the construction of an umbilical plant in Mobile, Alabama. Kværner ASA has unconditionally guaranteed the loans and the lenders have a first priority security interest in certain collateral that is related to the construction project which guarantee will be substituted with guarantees from Aker Kværner ASA and Aker Kværner AS. The term loans are scheduled to mature on July 1, 2012.

Description of the notes

The Company will issue the Notes under the Indenture (the "Indenture") among itself, the Guarantor and Deutsche Trustee Company Limited, as trustee (the "Trustee"). The Indenture is unlimited in aggregate principal amount, although the issuance of notes in this offering will be limited to €250 million. We may issue an unlimited principal amount of additional notes having identical terms and conditions as the Notes (the "Additional Notes"). We will only be permitted to issue such Additional Notes if at the time of such issuance, we were in compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same issue as the Notes that we are currently offering and will vote on all matters with the holders of the Notes.

This description of notes is intended to be a useful overview of the material provisions of the Notes and the Indenture. Since this description of notes is only a summary, you should refer to the Indenture for a complete description of the obligations of the Company, its subsidiaries and the Guarantor and your rights.

You will find the definitions of capitalized terms used in this description under the heading "Certain definitions." For purposes of this description, references to the "Company," "we," "our" and "us" refer only to Aker Kværner AS and not to its subsidiaries.

General

The Notes

The Notes:

- are general obligations of the Company;
- are limited to an aggregate principal amount of €250 million, subject to our ability to issue Additional Notes;
- mature on , 2011;
- will be secured by a Second Priority Lien over all Capital Stock of the Specified Subsidiaries;
- will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including the Indebtedness of the Company under the Senior Secured Credit Facility and Bonding Indebtedness of the Company; and
- will be represented by one or more registered notes in global form, but in certain circumstances may be represented by notes in definitive form (see "Description of the book-entry system, delivery and form").

The Notes will be guaranteed by Aker Kværner O&G Group AS, the Guarantor. The Parent Guarantee provided by Aker Kværner O&G Group AS will be secured by a Second Priority Lien over the Capital Stock of Aker Kværner AS. The Parent Guarantee will be subordinated to all existing and future Senior Indebtedness of the Guarantor, including the Indebtedness of the Guarantor under the Senior Secured Credit Facility.

Interest

Interest on the Notes will compound semi-annually and will:

- accrue at the rate of % per annum;
- accrue from the date of original issuance or, if interest has already been paid, from the most recent interest payment date;
- be payable in cash semi-annually in arrears on and , commencing on , 2004;
- be payable to the holders of record on the and immediately preceding the related interest payment dates; and

• be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of receiving payments on the Notes; Paying Agent and Registrar

Principal of and premium, if any, and interest on the Notes held in global form will be payable at the office or agency of one or more paying agents maintained for such purpose, except that at the option of the Company payment of premium, if any, and interest on the Notes may be by check mailed to the addresses of the holders of the Notes as such addresses appear on the notes register. Payment of principal, premium, if any, and interest on the Notes in global form registered in the name of or held by the Common Depositary or its nominee, as the case may be, will be made in immediately available funds to the Common Depositary or its nominee, as the case may be. Upon issuance of definitive notes and for so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require ,the holders of the Notes will be able to receive principal, premium, if any, and interest on the Notes at the Luxembourg office of the paying agent, subject to the rights of the Company to mail payments in accordance with the terms of the Indenture. We have initially designated Deutsche Bank AG London to act as our paying agent and registrar. We will maintain an office or agency where the Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company and the Guarantor in respect of the Notes and the Indenture may be served in Luxembourg. We may change the paying agent or registrar without prior notice to the holders of the Notes. The Company, the Guarantor or any of its Restricted Subsidiaries may act as paying agent or registrar.

We undertake that, if the conditions in the European Council Savings Directive are satisfied, we will ensure that we maintain a paying agent in an EU Member State that will not be obliged to withhold or deduct tax pursuant to such Directive.

Transfer and exchange

A holder of the Notes may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder of a note, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the Trustee or the Registrar for any registration of transfer or exchange of the Notes, but the Company may require a holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of the Notes to be redeemed.

The registered holder of a Note will be treated as the owner of it for all purposes. See "Description of the book-entry system, delivery and form."

Optional redemption

Except as described below, the Notes are not redeemable until , 2007. On and after , 2007 the Company may redeem all or, from time to time, a part of the Notes upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on of the years indicated below:

Year	Percentage
2007	%
2008	%
2009	%
2010 and thereafter	100.00%

Prior to , 2007, the Company may on any one or more occasions redeem up to 35% of the principal amount of the Notes with the Net Cash Proceeds of one or more Public Equity Offerings at a redemption price of % of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); *provided* that

(1) at least 65% of the original principal amount of the Notes remains outstanding after such redemption; and

(2) the redemption occurs within 60 days after the closing of such Public Equity Offering.

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, and Additional Amounts, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date, and no additional interest will be payable to holders whose Notes will be subject to redemption by the Company.

In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal securities exchange, if any, on which the Notes are listed or, if the Notes are not listed, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate, although no Note of 1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note.

The Company is not required to make sinking fund payments with respect to the Notes.

Special redemption

The Company shall redeem all of the Notes on or prior to May 24, 2004, at 100% of the principal amount thereof, plus accrued interest to the date of redemption, if the Financing Transactions are not completed on or prior to May 14, 2004.

The Company will deposit the net proceeds of the Notes, together with additional amounts necessary to pay the redemption price of the Notes and interest thereon through May 24, 2004, with the Trustee on the Issue Date. Such amounts will be held by the Trustee pursuant to the Escrow Agreement and will be either (a) paid by the Trustee to the issuer upon delivery of a certificate to the Trustee that the Financing Transactions have been completed, or (b) used to fund the redemption of the Notes if no such certificate is received by the Trustee on or prior to May 14, 2004.

Optional tax redemption

The Notes may be redeemed, at the option of the Company, in whole but not in part, at any time, upon giving not less than 30 nor more than 60 days' notice (in accordance with the procedures set forth in "—Notices") to each holder of the Notes (which notice will be irrevocable), at a price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date, premium, if any, and Additional Amounts (as defined below under "—Payment of additional amounts"), if any, which otherwise would be payable, if as a result of (i) any amendment to, or change in, the laws (or any regulations or rulings promulgated thereunder) of the Relevant Taxing Jurisdiction (as defined below under "—Payment of additional amounts") or (ii) any amendment to or change in an official interpretation or application regarding such laws, regulations or rulings (a "Change in Tax Law"), the Company, with respect to the Notes, or the Guarantor, with respect to the Parent Guarantee, pays or would be obligated to pay Additional Amounts in respect of any Note or the Parent Guarantee pursuant to the terms and conditions thereof which obligation cannot be

avoided by the taking of reasonable measure available to the Company or the Guarantor, as the case may be, (for the avoidance of doubt, neither the Company nor the Guarantor shall be entitled to redeem the Notes pursuant to the foregoing provisions as a consequence of European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive); *provided, however,* that (a) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Company or the Guarantor, as the case may be, would be obligated to pay such Additional Amounts were a payment in respect of the Notes then due and payable and (b) at the time such notice is given, such obligation to pay such Additional Amounts remains in effect. The Change in Tax Law must become effective on or after the date of this offering memorandum or in the case of the Guarantor after the date it first makes payment on the Notes.

Prior to the giving of any notice of redemption pursuant to this provision, the Company or the Guarantor, as the case may be, will deliver to the Trustee (a) an Officers' Certificate of the Company or the Guarantor stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Company so to redeem have occurred and (b) an Opinion of Counsel qualified under the laws of the Relevant Taxing Jurisdiction to the effect that the Company or the Guarantor, as the case may be, have been or will become obligated to pay such Additional Amounts as a result of a Change in Tax Law, and that such obligation cannot be avoided by the Company taking reasonable measures available to it.

Payment of additional amounts

All payments made by the Company or the Guarantor (each, a "Payor") under, or with respect to, the Notes or the Parent Guarantee will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (collectively, "Taxes") imposed or levied by or on behalf of (i) the government of the Kingdom of Norway, (ii) any jurisdiction in which a Payor is organized or otherwise considered to be resident for tax purposes, (iii) any jurisdiction from or through which payment on the Notes or the Parent Guarantee is made or (iv) any political subdivision or taxing authority of any of the foregoing (any of the aforementioned being a "Relevant Taxing Jurisdiction") unless the Payor is required to withhold or deduct such Taxes by law or by the official interpretation or administration thereof.

If the Payor is required to withhold or deduct any amount for or on account of such Taxes from any payment made under or with respect to the Notes or the Parent Guarantee, the Payor will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder of a Note (including Additional Amounts) after such withholding or deduction will not be less than the amount such holder of a Note would have received if such Taxes had not been required to be withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts does not apply to:

(1) any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over the relevant holder, if the relevant holder is an estate, nominee, trust or corporation) and the Relevant Taxing Jurisdiction (other than the mere receipt of such payment or the ownership or holding of or enforcement of rights under such Note or under the Parent Guarantee);

(2) any estate, inheritance, gift, sales, excise, transfer, personal property tax or similar tax, assessment or governmental charge;

(3) any Taxes payable otherwise than by deduction or withholding from payments of principal of, premium, if any, or interest on, such Note;

(4) any Taxes that would not have been so imposed if the holder of the Note had made a declaration of non-residence or any other claim or filing for exemption to which it is entitled (provided that (x) such declaration of non-residence or other claim or filing for exemption is required by the applicable law of the Relevant Taxing Jurisdiction as a precondition to exemption from the requirement to deduct or withhold such Taxes and (y) at least 30 days prior to the first payment date with respect to which such declaration of non-residence or other claim or filing for exemption is required under the applicable law of the Relevant Taxing Jurisdiction, the relevant holder at that time has been notified (in accordance with the procedures set forth in "—Notices") by the Company or any other person through whom payment may be made that a declaration of non-residence or other claim or filing for exemption is required to be made);

(5) any Taxes imposed as a result of the presentation of a Note for payment (where presentation is required) more than 30 days after the relevant payment is first made available to the holder (except to the extent that the holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period);

(6) any Taxes imposed on a payment to or for an individual and required to be made pursuant to the European Council Savings Directive or any law of the European Union or a non-Member State implementing or complying with, or introduced in order to conform to, such Directive; or

(7) any Taxes which could have been avoided by the presentation (where presentation is required) of the relevant Note to another paying agent in a member state of the European Union.

No Additional Amounts will be paid with respect to any payment of principal (or premium, if any) or interest on such Note to any holder who is a fiduciary or partnership or any person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual holder of such Note. The foregoing provisions shall survive any termination or discharge of the Indenture.

The Payor will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. The Payor will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes and will provide such certified copy to each holder of a Note. The Payor will attach to each certified copy a certificate stating (x) that the amount of withholding Taxes evidenced by the certified copy was paid in connection with payments in respect of the principal amount of Notes then outstanding and (y) the amount of such withholding Taxes paid per €1,000, as the case may be, principal amount of the Notes.

The Indenture will further provide that, if a Payor conducts business in any jurisdiction (an "Additional Taxing Jurisdiction") other than a Relevant Taxing Jurisdiction and, as a result, is required by the law of such Additional Taxing Jurisdiction to deduct or withhold any amount on account of taxes imposed by such Additional Taxing Jurisdiction from payments under the Notes or the Parent Guarantee, as the case may be, which would not have been required to be so deducted or withheld but for such conduct of business in such Additional Taxing Jurisdiction, the Additional Amounts provision described above shall be considered to apply to such holders as if references in such provision to "Taxes" included taxes imposed by way of deduction or withholding by any such Additional Taxing Jurisdiction (or any political subdivision thereof or taxing authority therein).

At least 30 days prior to each date on which any payment under or with respect to the Notes or the Parent Guarantee, as the case may be, is due and payable (unless such obligation to pay

Additional Amounts arises shortly before or after the 30th day prior to such date, in which case it shall be promptly thereafter), if a Payor will be obligated to pay Additional Amounts with respect to such payment, such Payor will deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders of Notes on the payment date. Each such Officers' Certificate shall be relied upon until receipt of a further Officers' Certificate addressing such matters.

The Payor will pay any present or future stamp, court or documentary taxes, or any other excise or property taxes, charges or similar levies which arise in any jurisdiction from the execution, delivery or registration of the Notes or any other document or instrument referred to therein (other than a transfer of the Notes), or the receipt of any payments with respect to the Notes or the Parent Guarantee, excluding any such taxes, charges or similar levies imposed by any jurisdiction outside Norway, Luxembourg or any jurisdiction in which a paying agent is located, other than those resulting from, or required to be paid in connection with, the enforcement of the Notes or the Parent Guarantee or any other such document or instrument following the occurrence of any Event of Default with respect to the Notes.

The foregoing obligations will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any jurisdiction in which any successor Person to a Payor is organized or any political subdivision or taxing authority or agency thereof or therein.

Whenever in the Indenture or in this "Description of the notes" there is mentioned, in any context, the payment of principal, premium, if any, or interest or any other amount payable under or with respect to any Note and the Parent Guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Ranking and subordination

General

The Notes will be secured by a Second Priority Lien over all Capital Stock of the Specified Subsidiaries. As a result of that Second Priority Lien the Notes will rank effectively senior, to the extent of the value of such Capital Stock, to all existing and future obligations of the Company (other than Senior Indebtedness) that are unsecured or secured by liens junior to the Second Priority Lien securing the Notes. The Notes will be effectively subordinated to all of the Company's obligations that are secured on a first priority basis, to the extent of the value of the assets securing such obligations, including the Bank Indebtedness and the Bonding Indebtedness of the Company.

The Notes will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including Indebtedness of the Company under the Senior Secured Credit Facility and Bonding Indebtedness of the Company. As a result of the subordination provisions described below, holders of the Notes may recover less than creditors of the Company who are holders of Senior Indebtedness in the event of an insolvency, bankruptcy, reorganization, receivership or similar proceedings relating to the Company. See "Risk factors—Risks relating to the notes—The notes and the guarantee are contractually subordinated to our and our parent's senior indebtedness."

Moreover, the Notes will be structurally subordinated to the liabilities (including trade payables) of the Subsidiaries of the Company. Assuming that we had applied the net proceeds we receive from the offering in the manner described under "Use of proceeds," as of December 31, 2003:

- outstanding Senior Indebtedness of the Company would have been €100 million, all of which would have been secured;
- the Company would have had no other Indebtedness other than such Senior Indebtedness and the Notes; and
- Restricted Subsidiaries, other than the Company, would have had €7 million of total liabilities.

Although the Indenture will limit the amount of indebtedness that the Company and the other Restricted Subsidiaries of the Guarantor may Incur, such Indebtedness may be substantial and all of it may be Senior Indebtedness.

Only Indebtedness that is Senior Indebtedness will rank senior to the Notes in accordance with the provisions of the Indenture. The Notes will in all respects rank at least equally to all other Indebtedness of the Company. As described in "Limitation on layering" the Company may not Incur any Indebtedness that is senior in the right of payment to the Notes, but junior in right of payment to Senior Indebtedness. Unsecured Indebtedness of the Company is not deemed to be subordinated or junior to secured Indebtedness merely because it is unsecured.

Payment Blockage

The Company may not pay principal of, premium, if any, or interest on, or other payment obligations in respect of, the Notes or make any deposit pursuant to the provisions described under "Defeasance" below and may not otherwise repurchase, redeem or retire any notes (collectively, "pay the Notes") if:

(1) any Senior Indebtedness is not paid when due in cash or Cash Equivalents; or

(2) any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Senior Indebtedness has been paid in full in cash or Cash Equivalents.

However, the Company may pay the Notes if the Company and the Trustee receive written notice approving such payment from the Representative of the Senior Indebtedness with respect to which either of the events set forth in clause (1) or (2) of the immediately preceding sentence has occurred and is continuing.

The Company also will not be permitted to pay the Notes for a Payment Blockage Period (as defined below) during the continuance of any default, other than a default described in clause (1) or (2) of the preceding paragraph, on any Designated Senior Indebtedness that permits the holders of the Designated Senior Indebtedness to accelerate its maturity immediately without either further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods.

A "Payment Blockage Period" commences on the receipt by the Trustee (with a copy to the Company) of a Payment Blockage Notice of a default of the kind described in the immediately preceding paragraph from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ends (subject to the limitation on the number of days for which a Payment Blockage Period may be subsisting in any 360-day consecutive period as described below) 179 days after receipt of the notice. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

(1) by written notice to the Trustee and the Company from the Person or Persons who gave such Blockage Notice;

(2) because the default giving rise to such Blockage Notice is no longer continuing; or

(3) because such Designated Senior Indebtedness has been repaid in full.

The Company may resume payments on the Notes after the end of the Payment Blockage Period (including any missed payments), unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness. Not more than one Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360 consecutive day period. For purposes of this paragraph, no default or event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period

with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the Representative of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

Standstill

Notwithstanding that an event of default under the Indenture shall have occurred, the Notes will provide that prior to the repayment of all obligations in respect of Senior Indebtedness, neither the Trustee nor a holder of the Notes may take any enforcement action with respect to the Notes without the prior consent of the Representative of the Senior Indebtedness until:

(1) an order is made for the winding-up, dissolution, examination or administration of the Guarantor or the Company; or a liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, examiner, administrator or similar officer is appointed to the relevant Guarantor or the Company;

(2) each of the following shall have occurred:

(a) a default in payment of any amounts due under the Indenture or the Notes has occurred;

(b) a holder of Notes or the Trustee has notified the Representative in writing of such default;

(c) a period of not less than 179 days has passed from the date of receipt by the Representative of that notice; and

(d) at the end of such 179-day period, the default is continuing and has not been waived;

(3) any Senior Indebtedness has been declared to be prematurely due and payable or payable on demand (and demand has been made) by reason of an event of default, as defined in the Senior Secured Credit Facility; or

(4) enforcement action has been taken by or on behalf of the Senior Secured Parties under the Security Documents granted pursuant to which, or securing Senior Indebtedness pursuant to which, any assets of the Company and other Restricted Subsidiary are disposed of or sold;

provided however, that if at any time a failure to sue, bring or support proceedings in respect of the Notes or the security granted in relation thereto would subsequently prevent the Trustee or any holder of the Notes from suing, bringing or supporting such proceedings by reason of the expiry of any statutory limitation period, the Trustee or such holder may sue, bring or support such proceedings, but only to the extent necessary to prevent loss of the right to sue, bring or support such proceedings.

Turnover

In the event of:

(1) liquidation or a dissolution of the Company;

(2) a reorganization, bankruptcy, insolvency, receivership of or similar proceeding relating to the Company or its property; or

(3) an assignment for the benefit of creditors or marshaling of the Company's assets and liabilities,

the holders of Senior Indebtedness will be entitled to receive payment in full in cash or Cash Equivalents in respect of Senior Indebtedness (including interest accruing after, or which would accrue but for, the commencement of any proceeding described above at the rate specified in the

applicable Senior Indebtedness, whether or not a claim for such interest would be allowed) before the holders of the Notes will be entitled to receive any payment or distribution, in the event of any payment or distribution of the assets or securities of the Company (except that the holders of the Notes may retain payments made from the trust described under "—Defeasance"). In addition, until the Senior Indebtedness is paid in full in cash or Cash Equivalents, any payment or distribution to which holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of the Senior Indebtedness as their interests may appear, except that the holders of the Notes may receive (i) Capital Stock and (ii) debt securities that are subordinated to such Senior Indebtedness to at least the same extent as the Notes. If a payment or distribution is made to holders of the Notes that, due to the subordination provisions of the Indenture, should not have been made to them, such holders are required to hold it in trust for the holders of Senior Indebtedness and pay the payment or distribution over to holders of Senior Indebtedness, as their interests may appear.

Security for the Notes

The Notes will be secured by a Second Priority Lien over Capital Stock of the Specified Subsidiaries.

This security will be enforceable by the Security Agent. The Company and the Security Agent, who will act as collateral agent for the Trustee and the holders of the Notes, will enter into a Second Priority Lien agreement pursuant to which the Capital Stock of the Specified Subsidiaries will be pledged on a second priority basis to secure the payment and performance when due of the obligations of the Company under the Notes and the Indenture.

The security interests in all of the Capital Stock of the Specified Subsidiaries created by the Second Priority Lien in favor of the Security Agent will be junior to the First Priority Liens over the Capital Stock of the Specified Subsidiaries in favor of the Senior Secured Parties.

Pursuant to the terms of the Security Documents and the Indenture, no enforcement of the security provided by such documents may be taken during a period in which the Company may not make payments on the Notes, *provided* that enforcement action may be taken if it does not materially impair the position of the Senior Secured Parties and is undertaken only to preserve the security provided by the Security Documents.

If the Trustee or any holder of the Notes receive proceeds of any enforcement of the Security Documents that, due to the subordination provisions of the Indenture, should not have been made to them, such holders of the Notes are required to hold it in trust for the holders of Senior Indebtedness and pay the payment or distribution over to holders of Senior Indebtedness, as their interests may appear.

The Indenture will also provide that the Collateral granted over the Capital Stock of a Restricted Subsidiary (and also all Collateral granted over the Capital Stock of each Subsidiary of such Restricted Subsidiary) shall be released, automatically and without further action on the part of any holder of the Notes or the Trustee:

(1) if the Capital Stock of the Restricted Subsidiary is disposed of pursuant to the enforcement of the Senior Security Documents, if (i)(a) such disposal is a Qualifying Sale and the Senior Security Agent notifies the Trustee that it is a Qualifying Sale, (b) in accordance with the provisions of the Indenture, holders of the Notes representing at least 66⅔% of the outstanding principal amount thereof consent to such disposal, or (c) such disposal is made in a public auction and, unless prohibited by applicable law, the highest price is accepted without regard to the interests of any particular creditor or class of creditor; (ii) all the obligations of the Restricted Subsidiary (and of any other company disposed of in such transaction), and all security over the Capital Stock of the Restricted Subsidiary (and of any other company disposed of in such transaction) granted under the Senior Security Documents terminate upon consummation of such disposal (except, in each case, for obligations or security that are no longer recourse to the Company); and (iii) the

proceeds obtained in such transaction are applied first to amounts owed in respect of Senior Indebtedness and then are applied to amounts owed on the Notes and the Parent Guarantee;

(2) in the event that the Restricted Subsidiary is disposed of in a manner which is permitted by the Indenture, the proceeds of such disposal are applied for a purpose permitted by the Indenture and the Restricted Subsidiary is simultaneously and unconditionally released from its obligations in respect of the Bank Indebtedness (except in so far as such Bank Indebtedness that is not released is no longer recourse to the Company);

(3) upon legal defeasance or covenant defeasance;

(4) when the Guarantor designates the Restricted Subsidiary as an Unrestricted Subsidiary in compliance with the terms of the Indenture; or

(5) upon full and final payment and performance of all obligations of the Guarantor, the Company and its Subsidiaries under the Indenture.

Parent Guarantee

The Guarantor will guarantee the Company's obligations under the Notes and all obligations under the Indenture. The Guarantor will agree to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) Incurred by the Trustee or the holders of the Notes in enforcing any rights under the Parent Guarantee. The Parent Guarantee will be secured by a Second Priority Lien over all Capital Stock of the Company in the same manner and to the same extent that the Notes are secured by a Second Priority Lien over all Capital Stock of the Specified Subsidiaries. The Parent Guarantee will also be subordinated to the prior payment in full of all Guarantor Senior Indebtedness in the same manner and to the same extent that the Notes are subordinated to Senior Indebtedness, including provisions with respect to payment blockage, standstill and turnover substantially similar to those described above.

Security for the Parent Guarantee

The Parent Guarantee will be secured by a Second Priority Lien over the Capital Stock of the Company.

This security will be enforceable by the Security Agent. The Guarantor and the Security Agent, who will act as collateral agent for the Trustee and the holders of the Notes, will enter into a Second Priority Lien agreement pursuant to which all of the Capital Stock of the Company will be pledged on a second priority basis to secure the payment and performance when due of the obligations of the Guarantor under the Parent Guarantee.

The security interests in all of the Capital Stock of the Company created by the Second Priority Lien in favor of the Security Agent will be junior to the First Priority Lien in the Capital Stock of the Company in favor of the Guarantor First Priority Secured Parties.

Pursuant to the terms of the Security Documents and the Indenture, no enforcement of the security provided by such documents may be taken during a period in which the Guarantor may not make payments with respect to the Parent Guarantee, *provided* that enforcement action may be taken if it does not materially impair the position of the Guarantor First Priority Secured Parties and is undertaken only to preserve the security provided by the Security Documents.

If the Trustee or any holder of the Notes receive proceeds of any enforcement of the Security Documents that, due to the subordination provisions of the Indenture, should not have been made to them, such holders of the Notes are required to hold it in trust for the holders of Guarantor Senior Indebtedness and pay the payment or distribution over to the holders of Guarantor Senior Indebtedness, as their interests may appear.

Intercreditor Agreement

To establish the relative rights of their creditors under the new financing arrangements, the Guarantor, the Company, the lenders and the facility agent under the Senior Secured Credit

Facility, the holders of the Bonding Indebtedness, the Senior Security Agent, the Security Agent and the Trustee will enter into an intercreditor agreement that contains the above described subordination provisions. The intercreditor agreement will also govern the relationship between the lenders under the Senior Secured Credit Facility and the holders of the Bonding Indebtedness. In addition, the intercreditor agreement will also provide procedures for the direction of the Senior Security Agent to dispose of the Collateral. Generally, the lenders under the Senior Secured Credit Facility (or the facility agent on their behalf) and the holders of the Bonding Indebtedness shall be entitled to give those directions (or withhold such directions) to the Senior Security Agent without the consent of the Trustee or the holders of the Notes.

Change of Control

If a Change of Control occurs, each holder of the Notes will have the right to require the Company to repurchase all or any part (equal to €1,000 or an integral multiple thereof) of such holder's Notes at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, the Company will mail a notice (the "Change of Control Offer") to each holder of the Notes, with a copy to the Trustee, stating:

(1) that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder's Notes at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the "Change of Control Payment");

(2) the repurchase date (which shall be no earlier than 30 days nor later than 60 days, subject to applicable law, from the date such notice is mailed) (the "Change of Control Payment Date"); and

(3) the procedures determined by the Company, consistent with the Indenture, that a holder must follow in order to have its Notes repurchased.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes (in integral multiples of €1,000) properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The paying agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; *provided* that each such new Note will be in a principal amount of €1,000 or an integral multiple thereof.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a Note is registered at the close of business on such interest record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of

Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchases or redeems the Notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.

The Company's ability to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control may constitute a default under the Senior Secured Credit Facility. In addition, certain events that may constitute a change of control under the Senior Secured Credit Facility and cause a default under that agreement may not constitute a Change of Control under the Indenture. Future Indebtedness of the Company and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of the Notes of their right to require the Company to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the holders of notes upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Even if sufficient funds were otherwise available, the terms of the Senior Secured Credit Facility and other Indebtedness may prohibit the Company's prepayment of the Notes before their scheduled maturity. Consequently, if the Company is not able to prepay the Bank Indebtedness and any such other Indebtedness containing similar restrictions or obtain requisite consents, as described above, the Company will be unable to fulfill its repurchase obligations if holders of the Notes exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture.

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Guarantor or the Company by increasing the capital required to effectuate such transactions. The definition of "Change of Control" includes a disposition of all or substantially all of the property and assets of the Guarantor, Company and its Restricted Subsidiaries taken as a whole to any Person other than a Permitted Holder. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of the Notes may require the Company to make an offer to repurchase the Notes as described above.

Certain covenants

Limitation on indebtedness

The Guarantor will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness; *provided, however,* that the Guarantor and the Company may Incur Indebtedness

if on the date thereof the Consolidated Coverage Ratio for the Guarantor and its Restricted Subsidiaries is at least (a) 2.00 to 1.00, if such Indebtedness is Incurred on or prior to the second anniversary of the Issue Date, and (b) 2.5 to 1.00 if such Indebtedness is Incurred thereafter.

The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness:

(1) Indebtedness of the Guarantor and its Restricted Subsidiaries Incurred pursuant to a Credit Facility in an aggregate amount up to €160 million at any time outstanding;

(2) Indebtedness of the Guarantor owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Guarantor or any other Restricted Subsidiary; *provided, however,*

(a) if the Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated in the right of payment to the Parent Guarantee;

(b) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes; and

(c) (i) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Guarantor or Company or a Restricted Subsidiary of the Guarantor; and

(ii) any sale or other transfer of any such Indebtedness to a Person other than the Guarantor, the Company or a Restricted Subsidiary of the Guarantor,

shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Guarantor, the Company or such Restricted Subsidiary, as the case may be;

(3) Indebtedness represented by (a) the Notes issued on the Issue Date and the Parent Guarantee and (b) any Indebtedness (other than the Indebtedness described in clauses (1), (2), (6), (8), (9), (10), (11), (12), (13), (14) and (15)) outstanding on the Issue Date;

(4) Refinancing Indebtedness Incurred in respect of any Indebtedness described in clause (3), this clause (4), clause (5), or Incurred pursuant to the first paragraph of this covenant;

(5) Indebtedness of a Restricted Subsidiary Incurred and outstanding on the date on which such Restricted Subsidiary was acquired by the Guarantor (other than Indebtedness Incurred (a) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by the Guarantor or (b) otherwise in connection with, or in contemplation of, such acquisition); *provided, however,* that at the time such Restricted Subsidiary is acquired by the Guarantor, the Guarantor would have been able to Incur €1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the Incurrence of such Indebtedness pursuant to this clause (5);

(6) Indebtedness under Currency Agreements and Interest Rate Agreements; *provided,* that in the case of Currency Agreements, such Currency Agreements are related to business transactions of the Guarantor or its Restricted Subsidiaries entered into in the ordinary course of business or in the case of Currency Agreements and Interest Rate Agreements, such Currency Agreements and Interest Rate Agreements are entered into for *bona fide* hedging purposes of the Guarantor or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of the Guarantor) and substantially correspond in terms of notional

amount, duration, currencies and interest rates, as applicable, to Indebtedness of the Guarantor or its Restricted Subsidiaries Incurred without violation of the Indenture;

(7) Indebtedness represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations with respect to assets other than Capital Stock or other Investments, in each case Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvements of property or assets used in the business of the Guarantor or a Restricted Subsidiary, in an aggregate principal amount not to exceed €15 million at any time outstanding;

(8) Indebtedness in respect of workers' compensation claims and self-insurance obligations in the ordinary course of business;

(9) Indebtedness arising from agreements of the Guarantor or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn outs or similar obligations, in each case, Incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Restricted Subsidiary, *provided* that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Guarantor and its Restricted Subsidiaries in connection with such disposition;

(10) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, *provided, however*, that such Indebtedness is extinguished within five business days of Incurrence;

(11) Indebtedness arising from customer deposits and advance payments received from customers for goods and services sold in the ordinary course of business;

(12) Indebtedness of a Restricted Subsidiary Incurred under bank facilities in order to fund the working capital requirements of such Restricted Subsidiary; *provided* that the maximum aggregate amount of all such Indebtedness Incurred pursuant to this clause (12) will not exceed €25 million at any time outstanding;

(13) Indebtedness of the Guarantor or any of its Restricted Subsidiaries in respect of Bonding Facilities;

(14) Indebtedness of the Guarantor or any of its Restricted Subsidiaries consisting of Guarantees of Indebtedness in respect of Joint Ventures in an aggregate amount up to €25 million at any one time outstanding;

(15) Indebtedness of the Guarantor in respect of a Shareholder Loan; and

(16) in addition to the items referred to in clauses (1) through (15) above, Indebtedness of the Guarantor and its Restricted Subsidiaries in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (16) and then outstanding, will not exceed €25 million at any time outstanding.

The Guarantor will not Incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Guarantor Subordinated Obligations unless such Indebtedness will be subordinated to the Parent Guarantee to at least the same extent as such Guarantor Subordinated Obligations. The Company will not Incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations unless such Indebtedness will be subordinated to the Notes to at least to the same extent as such Subordinated Obligations. No Restricted Subsidiary will Incur any Indebtedness if the proceeds thereof are used, directly or indirectly, to refinance Indebtedness of the Guarantor or the Company.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

(1) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, the Guarantor, in its sole discretion, will classify such item of Indebtedness on the date of Incurrence and only be required to include the amount and type of such Indebtedness in one of such clauses; *provided, however*, that the Guarantor may, from time to time, reclassify any item of Indebtedness;

(2) all Indebtedness outstanding on the date of the Indenture under the Senior Secured Credit Facility shall be deemed initially Incurred on the Issue Date under clause (1) of the second paragraph of this covenant and not the first paragraph or clause (3) of the second paragraph of this covenant;

(3) Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(4) if obligations in respect of letters of credit are Incurred pursuant to a Credit Facility and are being treated as Incurred pursuant to clause (1) of the second paragraph above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(5) the principal amount of any Disqualified Stock of the Guarantor or a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(6) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

(7) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

In addition, the Guarantor will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this "Limitation on indebtedness" covenant, the Guarantor shall be in Default of this covenant).

For purposes of determining compliance with any euro-denominated restriction on the Incurrence of Indebtedness, the euro-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; *provided* that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would

cause the applicable euro-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such euro-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Guarantor may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on layering

The Guarantor will not Incur any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Guarantor Senior Indebtedness unless such Indebtedness is Guarantor Senior Subordinated Indebtedness or is contractually subordinated in right of payment to Guarantor Senior Subordinated Indebtedness. The Company will not Incur any Indebtedness if such Indebtedness is contractually subordinate or junior in ranking in any respect to any Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is contractually subordinated in right of payment to Senior Subordinated Indebtedness.

Limitation on restricted payments

The Guarantor will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Guarantor or any of its Restricted Subsidiaries) except:

(a) dividends or distributions payable in Capital Stock of the Guarantor (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of the Guarantor; and

(b) dividends or distributions payable to the Guarantor or a Restricted Subsidiary (and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of common Capital Stock on a pro rata basis);

(2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Guarantor or any direct or indirect parent of the Guarantor held by Persons other than the Guarantor or a Restricted Subsidiary (other than in exchange for Capital Stock of the Guarantor (other than Disqualified Stock));

(3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Guarantor Subordinated Obligations or Subordinated Obligations (other than the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Guarantor Subordinated Obligations or Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4) make any Restricted Investment in any Person;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) shall be referred to herein as a "Restricted Payment"), if at the time the Guarantor or such Restricted Subsidiary makes such Restricted Payment:

(a) a Default shall have occurred and be continuing (or would result therefrom); or

(b) the Guarantor is not able to Incur an additional €1.00 of Indebtedness pursuant to the first paragraph under the "Limitation on indebtedness" covenant after giving effect, on a *pro forma* basis, to such Restricted Payment; or

(c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date would exceed the sum of:

(i) 50% of Consolidated Net Income for the period (treated as one accounting period) from the Issue Date to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which financial statements are in existence (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit);

(ii) 100% of the aggregate Net Cash Proceeds received by the Guarantor from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of the Guarantor or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Guarantor or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination);

(iii) the amount by which Indebtedness of the Guarantor or its Restricted Subsidiaries is reduced on the Guarantor's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Guarantor) subsequent to the Issue Date of any Indebtedness of the Guarantor or its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Guarantor (less the amount of any cash, or the fair market value of any other property, distributed by the Guarantor upon such conversion or exchange); and

(iv) the amount equal to the net reduction in Restricted Investments made by the Guarantor or any of its Restricted Subsidiaries in any Person resulting from:

(A) repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment to an unaffiliated purchaser, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Guarantor or any Restricted Subsidiary; or

(B) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment") not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Guarantor or any Restricted Subsidiary in such Unrestricted Subsidiary,

which amount in each case under this clause (iv) was included in the calculation of the amount of Restricted Payments; *provided, however,* that no amount will be included under this clause (iv) to the extent it is already included in Consolidated Net Income.

The provisions of the preceding paragraph will not prohibit:

(1) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock, Guarantor Subordinated Obligations or Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Guarantor (other than

Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Guarantor or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); *provided, however,* that (a) such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments and (b) the Net Cash Proceeds from such sale of Capital Stock will be excluded from clause (c)(ii) of the preceding paragraph;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Guarantor Subordinated Obligations or Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Guarantor Subordinated Obligations or any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations made by exchange for or out of the proceeds of the substantially concurrent sale of Subordinated Obligations that, in each case, is permitted to be Incurred pursuant to the covenant described under "Limitation on indebtedness" and that in each case constitutes Refinancing Indebtedness; *provided, however,* that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Guarantor or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Disqualified Stock of the Guarantor or such Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to the covenant described under "Limitation on indebtedness" and that in each case constitutes Refinancing Indebtedness; *provided, however,* that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments;

(4) so long as no Default or Event of Default has occurred and is continuing, any purchase or redemption of Guarantor Subordinated Obligations or Subordinated Obligations from Net Available Cash to the extent permitted under "—Limitation on sales of assets and subsidiary stock" below; *provided, however,* that such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments;

(5) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision; *provided, however,* that such dividends will be included in subsequent calculations of the amount of Restricted Payments;

(6) so long as no Default or Event of Default has occurred and is continuing,

(a) the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock of the Guarantor or any Restricted Subsidiary or any parent of the Guarantor held by any existing or former employees or management of the Guarantor or Aker Kværner ASA or any Subsidiary of the Guarantor or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees; *provided* that such redemptions or repurchases pursuant to this clause will not exceed €0.5 million in the aggregate during any calendar year and €2 million in the aggregate for all such redemptions and repurchases;

provided, however, that the amount of any such repurchase or redemption will be included in subsequent calculations of the amount of Restricted Payments; and

(b) loans or advances to employees or directors of the Guarantor or any Subsidiary of the Guarantor the proceeds of which are used to purchase Capital Stock of the Guarantor or Aker Kværner ASA, in an aggregate amount not in excess of €2 million at any one time outstanding; *provided, however,* that the amount of such loans and advances will be included in subsequent calculations of the amount of Restricted Payments;

(7) repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible securities if such Capital Stock represents a portion of the exercise price thereof; *provided, however,* that such repurchases will be excluded from subsequent calculations of the amount of Restricted Payments;

(8) cash dividends or loans to Aker Kværner ASA in amounts equal to:

(a) the amounts required for Aker Kværner ASA to pay any national or local income taxes to the extent that such income taxes are directly attributable to the income of the Guarantor and its Restricted Subsidiaries;

(b) the amounts required for Aker Kværner ASA to pay franchise taxes and other fees required to maintain its legal existence;

(c) an amount not to exceed €5 million in any fiscal year to permit Aker Kværner ASA to pay its corporate overhead expenses Incurred in the ordinary course of business, and to pay salaries or other compensation of employees who perform services for both Aker Kværner ASA and the Guarantor, *provided* that such amounts are not otherwise payable pursuant to the Affiliate Agreement;

provided, that such dividends or loans will be excluded from subsequent calculations of the amount of Restricted Payments;

(9) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation (i) at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation in the event of a Change of Control in accordance with provisions similar to the "—Change of control" covenant or (ii) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to the "—Limitation on sales of assets and subsidiary stock" covenant; *provided* that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Company has made the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in such covenant with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer or Asset Disposition Offer; and

(10) Restricted Payments in an amount not to exceed €10 million; *provided* that the amount of such Restricted Payments will be included in the calculation of the amount of Restricted Payments.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Guarantor or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount and any non-cash Restricted Payment shall be determined conclusively by the Board of Directors of the Guarantor acting in good faith whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of international standing if such fair market value is estimated in good faith by the Board of Directors of the Guarantor to exceed

€10 million. Not later than the date of making any Restricted Payment, the Guarantor shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "—Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

Limitation on liens

The Guarantor will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Restricted Subsidiaries), whether owned on the date of the Indenture or acquired after that date, which Lien is securing any Guarantor Senior Subordinated Indebtedness, Guarantor Subordinated Obligations, Senior Subordinated Indebtedness or Subordinated Obligations, unless contemporaneously with the Incurrence of such Liens effective provision is made to secure the Indebtedness due under the Indenture, the Notes and the Parent Guarantee, equally and ratably with (or prior to in the case of Liens with respect to Guarantor Subordinated Obligations or Subordinated Obligations, as the case may be) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

Limitation on restrictions on distributions from restricted subsidiaries

The Guarantor will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Guarantor or any Restricted Subsidiary (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(2) make any loans or advances to the Guarantor or any Restricted Subsidiary (it being understood that the subordination of loans or advances made to the Guarantor or any Restricted Subsidiary to other Indebtedness Incurred by the Guarantor or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(3) transfer any of its property or assets to the Guarantor or any Restricted Subsidiary.

The preceding provisions will not prohibit:

(i) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the date of the Indenture and identified in an annex to the Indenture, including, without limitation, the Indenture and the Senior Secured Credit Facility in effect on such date;

(ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Capital Stock or Indebtedness Incurred by a Restricted Subsidiary on or before the date on which such Restricted Subsidiary was acquired by the Guarantor (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Guarantor or in contemplation of the transaction) and outstanding on such date *provided, however*, that any such encumbrance or restriction shall not extend to any assets or property of the Guarantor or any other Restricted Subsidiary other than the assets and property so acquired;

(iii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii); *provided, however,* that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement are no less favorable in any material respect to the holders of the Notes than the encumbrances and restrictions contained in such agreements referred to in clauses (i) or (ii) of this paragraph on the Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary, whichever is applicable;

(iv) in the case of clause (3) of the first paragraph of this covenant, any encumbrance or restriction:

(a) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract;

(b) contained in mortgages, pledges or other security agreements permitted under the Indenture securing Indebtedness of the Guarantor or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements; or

(c) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary;

(v) (a) purchase money obligations for property acquired in the ordinary course of business and (b) Capitalized Lease Obligations permitted under the Indenture, in each case, that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property so acquired;

(vi) any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(vii) net worth provisions in leases and other agreements entered into by the Company or any Restricted Subsidiary in the ordinary course of business;

(viii) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order; and

(ix) restrictions on distributions or transfer of sums representing customer deposits and advance payments received from customers of any Restricted Subsidiary for goods and services sold in the ordinary course of business.

Limitation on sales of assets and subsidiary stock

The Guarantor will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition *unless*:

(1) the Guarantor or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Board of Directors (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition;

(2) at least 75% of the consideration from such Asset Disposition received by the Guarantor or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Guarantor or such Restricted Subsidiary, as the case may be:

(a) *first*, to the extent the Guarantor or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Senior Indebtedness), to prepay, repay or purchase Senior Indebtedness or Indebtedness of a Restricted Subsidiary (other than any Disqualified Stock, Senior Subordinated Indebtedness or Subordinated Obligation) (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within 360 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; *provided, however,* that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), the Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; and

(b) *second*, to the extent of the balance of such Net Available Cash after application in accordance with clause (a), to the extent the Guarantor or such Restricted Subsidiary elects, to invest in Additional Assets within 360 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

provided that pending the final application of any such Net Available Cash in accordance with clause (a) or clause (b) above, the Guarantor and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by the Indenture.

Any Net Available Cash from Asset Dispositions that are not applied or invested as provided in the preceding paragraph will be deemed to constitute "Excess Proceeds." On the 361st day, or such earlier date as determined by the Board of Directors of the Guarantor, after an Asset Disposition, if the aggregate amount of Excess Proceeds exceeds €10 million, the Company will be required to make an offer ("Asset Disposition Offer") to all holders of the Notes and to the extent required by the terms of other Senior Subordinated Indebtedness, to all holders of other Senior Subordinated Indebtedness outstanding with similar provisions requiring the Company to make an offer to purchase such Senior Subordinated Indebtedness with the proceeds from any Asset Disposition ("Pari Passu Notes"), to purchase the maximum principal amount of Notes and any such Pari Passu Notes to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the Notes and Pari Passu Notes plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Notes, as applicable, in each case in integral multiples of €1,000. To the extent that the aggregate amount of Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Guarantor may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes surrendered by holders thereof and other Pari Passu Notes surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and Pari Passu Notes to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Pari Passu Notes. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the "Asset Disposition Offer Period"). As promptly as practicable after the termination of the Asset Disposition Offer Period and in any event in the time periods provided by applicable laws (the

"Asset Disposition Purchase Date"), the Guarantor will purchase the principal amount of Notes and Pari Passu Notes required to be purchased pursuant to this covenant (the "Asset Disposition Offer Amount") or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Notes and Pari Passu Notes validly tendered in response to the Asset Disposition Offer.

If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such interest record date, and no additional interest will be payable to holders who tender Notes pursuant to the Asset Disposition Offer.

The Company will not be required to make an Asset Disposition Offer if the Guarantor, Aker Kværner ASA or any of the Restricted Subsidiaries makes the Asset Disposition Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to the Asset Disposition Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Asset Disposition Offer.

On or before the Asset Disposition Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes and Pari Passu Notes or portions of Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes and Pari Passu Notes so validly tendered and not properly withdrawn, in each case in integral multiples of €1,000. The Company will deliver to the Trustee an Officers' Certificate stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this covenant and, in addition, the Company will deliver all certificates and notes required, if any, by the agreements governing the Pari Passu Notes. The Company or the Paying Agent, as the case may be, will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering holder of Notes or of Pari Passu Notes, as the case may be, an amount equal to the purchase price of the Notes or Pari Passu Notes so validly tendered and not properly withdrawn by such holder and accepted by the Company for purchase, and the Company will promptly issue a new Note, and the Trustee, upon delivery of an Officers' Certificate from the Company, will authenticate and mail or deliver such new Note to such holder, in a principal amount equal to any unpurchased portion of the Note surrendered; *provided* that each such new Note will be in a principal amount of €1,000 or an integral multiple of €1,000. In addition, the Company will take any and all other actions required by the agreements governing the Pari Passu Notes. Any note not so accepted will be promptly mailed or delivered by the Guarantor to the holder thereof. The Company will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

For the purposes of this covenant, the following will be deemed to be cash:

(1) the assumption by the transferee of Indebtedness (other than Guarantor Senior Subordinated Indebtedness, Guarantor Subordinated Obligations or Disqualified Stock) of the Guarantor or Indebtedness of a Restricted Subsidiary (other than Senior Subordinated Indebtedness, Subordinated Obligations or Disqualified Stock of the Company) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition (in which case the Company will, without further action, be deemed to have applied such deemed cash to Indebtedness in accordance with clause (a) above); and

(2) securities, notes or other obligations received by the Guarantor or any Restricted Subsidiary from the transferee that are promptly converted by the Guarantor or such Restricted Subsidiary into cash.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the

applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of any conflict.

Even if sufficient funds were otherwise available, the terms of the Senior Secured Credit Facility and other Indebtedness may prohibit the Company's prepayment of the Notes before their scheduled maturity. Consequently, if the Company is not able to prepay the Bank Indebtedness and any such other Indebtedness containing similar restrictions or obtain requisite consents, as described above, the Company will be unable to fulfill its repurchase obligations if holders of the Notes exercise their repurchase rights following an Asset Disposition, resulting in a default under the Indenture.

Limitation on Affiliate Transactions

The Guarantor will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Guarantor (an "Affiliate Transaction") *unless*:

(1) the terms of such Affiliate Transaction are no less favorable to the Guarantor or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm's length dealings with a Person who is not such an Affiliate;

(2) in the event such Affiliate Transaction involves an aggregate consideration in excess of €2.5 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Guarantor and by a majority of the members of such Board of Directors having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in clause (1) above); and

(3) in the event such Affiliate Transaction involves an aggregate consideration in excess of €10 million, the Guarantor has received a written opinion from an independent investment banking, accounting or appraisal firm of internationally recognized standing that such Affiliate Transaction is fair and is not on terms materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's length basis from a Person that is not an Affiliate.

The preceding paragraph will not apply to:

(1) any Restricted Payment (other than a Restricted Investment) permitted to be made pursuant to the covenant described under "Limitation on restricted payments";

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Capital Stock of the Guarantor, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans and/or indemnity provided on behalf of officers and employees approved by the Board of Directors;

(3) loans or advances to employees, officers or directors in the ordinary course of business of the Guarantor or any of its Restricted Subsidiaries but in any event not to exceed €2 million in the aggregate outstanding at any time with respect to all loans or advances made since the Issue Date;

(4) any transaction between the Guarantor and a Restricted Subsidiary or between Restricted Subsidiaries and Guarantees issued by the Guarantor or a Restricted Subsidiary for the benefit of the Guarantor or a Restricted Subsidiary, as the case may be, in accordance with "Certain covenants—Limitations on indebtedness";

(5) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, directors of the Guarantor or any Restricted Subsidiary;

(6) a Shareholder Loan;

(7) transactions pursuant to the Affiliate Agreements; and

(8) the performance of obligations of the Guarantor or any of its Restricted Subsidiaries under the terms of any agreement to which the Guarantor or any of its Restricted Subsidiaries is a party as of or on the Issue Date and identified on a schedule to the Indenture on the Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; *provided, however,* that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms are not more disadvantageous to the holders of the Notes than the terms of the agreements in effect on the Issue Date.

Limitation on sale of capital stock of restricted subsidiaries

The Guarantor will not, and will not permit any Restricted Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Voting Stock of any Restricted Subsidiary to any Person (other than the Guarantor or a Wholly-Owned Subsidiary), *unless*:

(1) such transfer, conveyance, sale, lease or other disposition is of all the Voting Stock of such Restricted Subsidiary; and

(2) the Net Cash Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under "—Limitation on sales of assets and subsidiary stock."

The Guarantor will not permit any Restricted Subsidiary to issue any of its Voting Stock (other than, if necessary, shares of its Voting Stock constituting directors' qualifying shares) to any Person other than to the Guarantor or a Wholly-Owned Subsidiary.

Reports

Notwithstanding that the Guarantor may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, for so long as any Notes are outstanding, the Company will provide the Trustee and the holders of the Notes and shall make available to potential investors:

(1) within 120 days after the end of the Guarantor's fiscal year, information substantially similar in scope to the information included in this offering memorandum, including the information under the captions entitled "Risk factors," "Capitalization," "Selected historical and *pro forma* financial data," "Operating and financial review and prospects," "Business," "Legal matters," "Management," "Principal Shareholders," "Certain related party transactions" and "Description of other indebtedness"; consolidated statements of operations, consolidated balance sheets and consolidated cash flow statements and the related notes thereto as of and for the two most recent fiscal years, together with a report thereon by the Guarantor's certified independent accountants; information with respect to any Change of Control during the most recent fiscal year; and information with respect to any material acquisition or disposition during the fiscal year;

(2) within 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Guarantor, information including unaudited consolidated financial statements for such period (prepared in accordance with GAAP), a financial review of such period (including a comparison against the prior year's comparable period), consisting of a discussion of (A) the financial condition and results of operations of the Guarantor on a consolidated basis, and material changes between the current period and the period of the prior year, (B) material developments in the business of the Guarantor and its Restricted Subsidiaries, (C) financial developments and trends in the business in which the Guarantor and its Restricted Subsidiaries is engaged and (D) information with respect to any Change of Control that has occurred in the period and information with respect to any acquisition or disposal during the period; and

(3) within 10 days after the occurrence of such event, information with respect to (A) any change in the independent accountants of the Guarantor or any of its Restricted Subsidiaries, (B) any material acquisition or disposal, and (C) any material development in the business of the Guarantor and its Restricted Subsidiaries.

If the Guarantor has designated any of its Subsidiaries as Unrestricted Subsidiaries and any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries constitute Significant Subsidiaries of the Guarantor, then the annual and quarterly information required by the first two clauses of this covenant shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of operations of the Guarantor and its Restricted Subsidiaries separate from the financial condition and results of operations of such Unrestricted Subsidiaries of the Guarantor.

In addition, so long as the Notes remain outstanding and during any period during which neither the Guarantor nor the Company are subject to Section 13 or 15(d) of the U.S. Exchange Act nor exempt therefrom pursuant to Rule 12g3-2(b), the Guarantor shall furnish to the holders of the Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act.

Merger and consolidation

The Guarantor will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, *unless*:

(1) the resulting, surviving or transferee Person (the "Successor Company") will be a corporation, partnership, trust or limited liability company organized and existing under the laws of Norway, any member state of the European Union as of the date of the Indenture or the United States of America, any State of the United States or the District of Columbia and the Successor Company (if not the Guarantor) will expressly assume, by supplemental indenture and supplemental Security Documents, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Guarantor under the Notes and the Indenture;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction, the Successor Company would be able to Incur at least an additional €1.00 of Indebtedness pursuant to the first paragraph of the "Limitation on indebtedness" covenant; and

(4) the Guarantor shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

In addition, the Guarantor will not permit the Company to consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the "Successor Company") will be a corporation, partnership, trust or limited liability company organized and existing under the laws of Norway, any member state of the European Union as of the date of the Indenture or the United States of America, any State of the United States or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by supplemental indenture and supplemental Security Documents, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the

Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction, the Successor Company would be able to Incur at least an additional €1.00 of Indebtedness pursuant to the first paragraph of the "Limitation on indebtedness" covenant; and

(4) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Guarantor or the Company (as the case may be), which properties and assets, if held by the Guarantor or the Company (as the case may be) instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Guarantor or the Company (as the case may be) on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Guarantor or the Company (as the case may be).

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Guarantor or the Company (as the case may be) under the Indenture, but, in the case of a lease of all or substantially all its assets, the predecessor Guarantor or Company (as the case may be) will not be released from the obligation to pay the principal of and interest on the Notes.

Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve "all or substantially all" of the property or assets of a Person.

Notwithstanding the preceding clause (3), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (b) the Guarantor or the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Guarantor or the Company in another jurisdiction to realize tax benefits; *provided* that, in the case of a Restricted Subsidiary that merges into the Guarantor or the Company (as the case may be), the Guarantor or the Company (as the case may be) will not be required to comply with the preceding clause (4).

Limitation on lines of business

The Guarantor will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

Events of default

Each of the following is an Event of Default:

(1) default in any payment of interest or other amounts when due on any Note, continued for 30 days, whether or not such payment is prohibited by the provisions described under "—Ranking and subordination";

(2) default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, whether or not such payment is prohibited by the provisions described under "—Ranking and subordination";

(3) failure by the Guarantor or the Company to comply with its obligations under "Certain covenants—Merger and consolidation";

(4) failure by the Guarantor, the Company or any of its Restricted Subsidiaries to comply for 30 days after notice with any of its obligations under the covenants described

under "Change of Control" above or under the covenants described under "Certain Covenants" above (in each case, other than a failure to purchase Notes which will constitute an Event of Default under clause (2) above and other than a failure to comply with "Certain covenants—Merger and consolidation" which is covered by clause (3)) above;

(5) failure by the Guarantor, the Company or any of its Restricted Subsidiaries to comply for 60 days after notice with its other agreements contained in the Indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Guarantor or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Guarantor or any of its Restricted Subsidiaries), other than Indebtedness owed to the Guarantor or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness ("payment default"); or

(b) results in the acceleration of such Indebtedness prior to its maturity (the "cross acceleration provision");

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates €15 million or more;

(7) certain events of bankruptcy, insolvency or reorganization of the Guarantor or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Guarantor and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the "bankruptcy provisions");

(8) failure by the Guarantor or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Guarantor and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final non-appealable judgments aggregating in excess of €15 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days (the "judgment default provision");or

(9) the Parent Guarantee or any Security Document pursuant to which the obligations of the Company and the Guarantor are secured ceases to be in full force and effect in accordance with its terms or is declared null and void in a judicial proceeding or the Guarantor denies or disaffirms its obligations under the Indenture or the Parent Guarantee.

However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company or the Guarantor of the default and the Company or the Guarantor does not cure such default within the time specified in clauses (4) and (5) of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by notice to the Company or the Guarantor, or the holders of at least 25% in principal amount of the outstanding Notes by notice to the Company or the Guarantor and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and

payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (6) under "Events of Default" has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Company, the Guarantor or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived. If an Event of Default described in clause (7) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the Notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest, no holder may pursue any remedy with respect to the Indenture or the Notes *unless*:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any

Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, the Company or the Guarantor are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company or the Guarantor also are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action the Company and the Guarantor are taking or proposing to take in respect thereof.

Amendments and waivers

Subject to certain exceptions, the Indenture and the Notes may be amended or supplemented with the consent of the holders of a majority in principal amount of the Notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). However, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1) reduce the amount of Notes whose holders must consent to an amendment;

(2) reduce the stated rate of or extend the stated time for payment of interest on any Note;

(3) reduce the principal of or extend the Stated Maturity of any Note;

(4) reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed or repurchased as described above under "Optional redemption," "Change of Control" or "Certain covenants—Limitation on sales of assets and subsidiary stock" whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(5) make any Note payable in money other than that stated in the Note;

(6) impair the right of any holder of the Notes to receive payment of, premium, if any, principal, interest, and Additional Amounts, if any, on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes; or

(7) release the Guarantor from any of its obligations under the Parent Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(8) directly or indirectly release the Pledges except as permitted by the terms of the Indenture and the Security Documents;

(9) make any change in the amendment provisions which require each holder's consent or in the waiver provisions.

(10) make any change or amendments to or waivers of the subordination provisions of the Indenture that would adversely affect the rights of any holder of the Notes; or

(11) modify the Parent Guarantee in any manner adverse to the holders of the Notes.

Notwithstanding the foregoing, without the consent of any holder, the Company, the Guarantors and the Trustee may amend the Indenture and the Notes to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor corporation of the obligations of the Guarantor, the Company or any Restricted Subsidiary, other than the Company, under the Indenture;

(3) provide for uncertificated notes in addition to or in place of certificated notes (*provided* that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f) (2) (B) of the Code);

(4) add Guarantees with respect to the Notes;

(5) secure the Notes;

(6) add to the covenants of the Guarantor or its Restricted Subsidiaries for the benefit of the holders of the Notes or surrender any right or power conferred upon the Guarantor and its Restricted Subsidiaries;

(7) make any change that does not materially adversely affect the rights of any holder of the Notes; or

(8) make any change in the subordination provisions of the Indenture that would limit or terminate the benefits available to any holder of Senior Indebtedness or a holder of Guarantor Senior Indebtedness (or any Representative thereof) under such subordination provisions.

However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or any group or representative thereof authorized to give a consent) consent to such change.

The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the Indenture by any holder of the Notes given in connection with a tender of such holder's Notes will not be rendered invalid by such tender. After an amendment under the Indenture becomes effective, the Guarantor or the Company is required to mail to the holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice will not impair or affect the validity of the amendment.

Defeasance

At any time the Company or the Guarantor may terminate all its obligations under the Notes, the Parent Guarantee and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the Notes.

In addition, at any time, the Company or the Guarantor may terminate its obligations under covenants described under "Certain covenants" (other than "Merger and consolidation"), the operation of the cross-default upon a payment default, cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision and the Parent Guarantee provision described under "Events of default" above and the limitations contained in clause (3) under "Certain covenants—Merger and consolidation" above ("covenant defeasance").

In addition the Notes will be listed on Luxembourg Stock Exchange and if the rules of such Stock Exchange so require we will publish such notice in the leading newspaper having general circulation in Luxembourg (which is expected to be *Luxemburger Wort*).

The Company or the Guarantor may exercise their legal defeasance option notwithstanding the prior exercise of the covenant defeasance option. If the Company or the Guarantor exercises the legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If the Company or the Guarantor exercises the covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under

"Events of default" above or because of the failure of the Company to comply with clause (3) under "Certain covenants—Merger and consolidation" above.

In order to exercise either defeasance option, the Company or the Guarantor, as the case may be, must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or Government Obligations or a combination thereof for the payment of principal, premium, if any, interest and Additional Amounts, if any, on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable U.S. Federal income tax law.

Currency indemnity and calculation of euro-denominated restrictions

The euro is the sole currency of account and payment for all sums payable by the Guarantor or the Company under or in connection with the Notes including damages. Any amount received or recovered in a currency other than euro, whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Company or the Guarantor or otherwise, by any holder of a Note or by the Trustee in respect of any sum expressed to be due to it from the Company or the Guarantor will only constitute a discharge to the Company or the Guarantor to the extent of the euro amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

If a euro amount is less than the euro amount expressed to be due to the recipient under any Note, the Company or the Guarantor will indemnify such recipient against any loss sustained by such recipient as a result. In any event, the Company or the Guarantor will indemnify the recipient against the cost of making any such purchase. For the purposes of this currency indemnity provision, it will be sufficient for the holder of a Note or the Trustee to certify in a satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of euro been made with the amount so received in that other currency on the date of receipt or recovery (or, if a euro on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). This indemnity constitutes a separate and independent obligation from the Company's and Guarantor's other obligations, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by any holder of a Note or the Trustee and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note or to the Trustee.

Except as otherwise specifically set forth herein, for purposes of determining compliance with any euro-denominated restriction herein, the euro-equivalent amount for purposes hereof that is denominated in non-euro currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-euro amount is incurred or made, as the case may be.

No personal liability of directors, officers, employees and stockholders

No director, officer, employee, incorporator or stockholder of Aker Kværner ASA or, the Guarantor or the Company, as such, shall have any liability for any obligations of Aker Kværner ASA or the Guarantor or the Company under the Notes, the Indenture or the Parent Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive

liabilities under the U.S. Federal securities laws or any other and it is the view of the SEC that such a waiver is against public policy.

Notices

Notices regarding the Notes will be published in a leading newspaper having a general circulation in New York (which is expected to be *The Wall Street Journal*). Notices to holders of the Notes will be validly given if mailed to them at their respective addressed in the register of the holder of such Notes, if any, maintained by the Registrar. In addition, so long as any of the Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require, notices will be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*) or, if in the opinion of the Trustee such publication is deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made; *provided* that, if notices are mailed, such notice shall be deemed to have been given on the later of such publication and the seventh day after being so mailed, For so long as any Notes are represented by Global Notes, all notices to holders of the Notes will be delivered to Euroclear and Clearstream, each of which will give notice of such notice to the holders of the Book-Entry Interests. Any notice or communication mailed to a holder shall be mailed to such Person by first-class mail or other equivalent means and shall be sufficiently given to him if so mailed within the time prescribed. Failure to mail a notice or communication to a holder or any defect in it shall not affect its sufficiency with respect to other holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

Consent to Jurisdiction and Service

In relation to any legal action or proceedings arising out of or in connection with the Indenture, the Notes and the Parent Guarantee, the Company and the Guarantor will in the Indenture irrevocably submit to the jurisdiction of the federal and state courts in the Borough of Manhattan in the City of New York, County and State of New York, United States of America.

Concerning the Trustee

Deutsche Trustee Company Limited is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

Governing law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain definitions

"Additional Assets" means:

(1) any property or assets (other than Indebtedness and Capital Stock) to be used by the Guarantor or a Restricted Subsidiary in a Related Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Guarantor or a Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in a Related Business.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to

direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing; *provided* that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

"Affiliate Agreement" means [this definition will refer to agreements covering shared services and similar intercompany arrangements. List of such agreements to be provided.]

"Asset Disposition" means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Guarantor or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1) a disposition by a Restricted Subsidiary to the Guarantor or by the Guarantor or a Restricted Subsidiary to a Restricted Subsidiary; *provided* that in the case of a sale by a Restricted Subsidiary to another Restricted Subsidiary, the Guarantor directly or indirectly owns an equal or greater percentage of the Common Stock of the transferee than of the transferor;

(2) the sale of Cash Equivalents in the ordinary course of business;

(3) a disposition of inventory in the ordinary course of business;

(4) a disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of the Guarantor and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

(5) transactions permitted under "Certain covenants—Merger and consolidation";

(6) an issuance of Capital Stock by a Restricted Subsidiary to the Guarantor or to a Wholly-Owned Subsidiary;

(7) for purposes of "Certain covenants—Limitation on sales of assets and subsidiary stock" only, the making of a Permitted Investment or a disposition subject to "Certain covenants—Limitation on restricted payments";

(8) dispositions of assets in a single transaction or series of related transactions with an aggregate fair market value in any calendar year of less than €3 million (with unused amounts in any calendar year being carried over to the next succeeding calendar year subject to a maximum of €6 million in such next succeeding fiscal year);

(9) dispositions in connection with Permitted Liens;

(10) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(11) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property;

(12) foreclosure on assets;

(13) the transfer of Kværner Process Services Inc. to a Subsidiary of Aker Kværner O&G Group AS;

(14) the transfer of Kværner Oilfield Products Group Limited to a member of non O&G Kværner ASA Group; and

(15) the transfer of Aker Kværner Process Systems Inc. to a member of non O&G Kværner ASA Group.

"Attributable Indebtedness" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded semi-annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

"Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

"Bank Indebtedness" means any and all amounts, whether outstanding on the Issue Date or Incurred after the Issue Date, payable by the Guarantor or any Restricted Subsidiary under or in respect of the Senior Secured Credit Facility and any related notes, collateral documents, letters of credit and guarantees and any Interest Rate Agreement and Currency Agreement entered into in connection with the Senior Secured Credit Facility, including principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization at the rate specified therein whether or not a claim for post filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

"Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

"Bonding Facilities" means any agreement or facility executed by the Guarantor or any of its Restricted Subsidiaries providing for bid, advance payments, performance or surety bonds or performance guarantees in the ordinary course of business, including guarantees or obligations of the Guarantor or any Restricted Subsidiary with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed).

"Bonding Indebtedness" means any and all indebtedness, whether actual or contingent and whether outstanding on the Issue Date or Incurred after the Issue Date, of the Guarantor or any Restricted Subsidiary under or in respect of any Bonding Facilities.

"Business Day" means each day that is not a Saturday, Sunday or other day on which banking institutions in Oslo, Norway, London, United Kingdom, Luxembourg City, Luxembourg and New York, New York are authorized or required by law to close.

"Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

"Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

"Cash Equivalents" means:

(1) securities issued or directly and fully guaranteed or insured by the United States Government, Norway or any member state of the European Union as of December 31, 2003, or any agency or instrumentality thereof (*provided* that the full faith and

credit of the United States, Norway or such member state is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(2) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition and, at the time of acquisition, having a credit rating of "A" or better from either Standard & Poor's Ratings Services or Moody's Investors Service, Inc.;

(3) certificates of deposit, euro or dollar time deposits, overnight bank deposits or bankers' acceptances having maturities of not more than one year from the date of acquisition thereof issued by (a) any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least "A" or the equivalent thereof by Standard & Poor's Ratings Services, or "A" or the equivalent thereof by Moody's Investors Service, Inc., and having combined capital and surplus in excess of €500 million or (b) any bank that is a party to a Credit Facility;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) and (3) entered into with any bank meeting the qualifications specified in clause (3) above;

(5) any securities, notes or other obligations received by the Guarantor or any of its Restricted Subsidiaries in the ordinary course of business that will be converted, subject to ordinary settlement periods, within 30 days by the Guarantor or such Restricted Subsidiary into cash;

(6) commercial paper rated at the time of acquisition thereof at least "A-2" or the equivalent thereof by Standard & Poor's Ratings Services or "P-2" or the equivalent thereof by Moody's Investors Service, Inc., or carrying an equivalent rating by an internationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

(7) interests in any investment company or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (6) above.

"Change of Control" means:

(1) (A) any "person" or "group" of related persons, other than one or more Permitted Holders, is or becomes the beneficial owner, directly or indirectly, of more than 40% of the total voting power of the Voting Stock of the Guarantor or Aker Kværner ASA and (B) the Permitted Holders "beneficially own," directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Guarantor or Aker Kværner ASA, than such other person or group; or

(2) Approved Directors cease for any reason to constitute a majority of the Board of Directors of the Guarantor; or

(3) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Guarantor and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder; or

(4) the adoption by the stockholders of the Company or the Guarantor of a plan or proposal for the liquidation or dissolution of the Company or the Guarantor.

For the purposes of this definition, (a) "Person" and "group" have the meanings they have in Sections 13(d) and 14(d) of the U.S. Exchange Act; (b) "beneficial owner" is used as defined in Rules 13(d) and 13d-5 under the Exchange Act, except that a person shall be deemed

to have "beneficial ownership" of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time; (c) a person will be deemed to beneficially own any Voting Stock of an entity held by a parent entity, if such person is the beneficial owner, directly or indirectly, of more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders beneficially own, directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and (d) "Approved Director" means a member of the Board of Directors of the Guarantor whose election was approved by either Permitted Holders beneficially owning 35% of the total voting power of the Voting Stock of the Guarantor, or two-thirds of the members of the Board of Directors who are Approved Directors.

"Code" means the Internal Revenue Code of 1986, as amended.

"Collateral" means the Collateral that secures the obligations of the Company under the Notes and the Indenture and the obligations of the Guarantor under the Parent Guarantee and the Indenture pursuant to the Security Documents.

"Common Stock" means with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person's common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

"Consolidated Coverage Ratio" means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are in existence to (y) Consolidated Interest Expense for such four fiscal quarters, *provided*, *however*, that:

(1) if the Guarantor or any Restricted Subsidiary:

(a) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a *pro forma* basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be deemed to be (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a *pro forma* basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

(2) if since the beginning of such period the Guarantor or any Restricted Subsidiary will

have made any Asset Disposition or disposed of any company, division, operating unit, segment, business, group of related assets or line of business or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is such an Asset Disposition:

(a) the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

(b) Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Guarantor or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Guarantor and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Guarantor and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(3) if since the beginning of such period the Guarantor or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into the Company) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, division, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving *pro forma* effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Guarantor or any Restricted Subsidiary since the beginning of such period) will have Incurred any Indebtedness or discharged any Indebtedness, made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving *pro forma* effect thereto as if such Asset Disposition or Investment or acquisition of assets occurred on the first day of such period.

For purposes of this definition, whenever *pro forma* effect is to be given to any calculation under this definition, the *pro forma* calculations will be determined in good faith by a responsible financial or accounting officer of the Guarantor (including *pro forma* expense and cost reductions). If any Indebtedness bears a floating rate of interest and is being given *pro forma* effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness that is being given *pro forma* effect bears an interest rate at the option of the Guarantor, the interest rate shall be calculated by applying such optional rate chosen by the Guarantor.

"Consolidated EBITDA" for any period means, without duplication, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) Consolidated Interest Expense;

(2) Consolidated Income Taxes;

(3) consolidated depreciation expense;

(4) consolidated amortization expense or impairment charges recorded in accordance with GAAP; and

(5) other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation).

Notwithstanding the preceding sentence, clauses (2) through (5) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (2) through (5) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

"Consolidated Income Taxes" means, with respect to any Person for any period, taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.

"Consolidated Interest Expense" means, for any period, the total interest expense of the Guarantor and its consolidated Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense:

(1) interest expense attributable to Capitalized Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease in accordance with GAAP and the interest component of any deferred payment obligations;

(2) amortization of debt discount and debt issuance cost, other than (a) debt issuance costs Incurred with respect to the issuance of the Notes on the Issue Date, and (b) debt issuance costs Incurred with respect to the Senior Secured Credit Facility (*provided* that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such amortization of bond premium has otherwise reduced Consolidated Interest Expense);

(3) non-cash interest expense;

(4) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing (other than in respect of letters of credit relating to bid, performance and advance payment obligations Incurred in the ordinary course of business);

(5) the interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries;

(6) costs associated with Hedging Obligations (including amortization of fees) *provided,*

however, that if Hedging Obligations result in net benefits rather than costs, such benefits shall be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Income;

(7) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

(8) all dividends paid or payable, in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of such Person or on Preferred Stock of its Restricted Subsidiaries payable to a party other than the Guarantor or a Wholly-Owned Subsidiary; and

(9) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Guarantor and its Restricted Subsidiaries) in connection with Indebtedness Incurred by such plan or trust.

For the purpose of calculating the Consolidated Coverage Ratio in connection with the Incurrence of any Indebtedness described in the final paragraph of the definition of "Indebtedness," the calculation of Consolidated Interest Expense shall include all interest expense (including any amounts described in clauses (1) through (9) above) relating to any Indebtedness of the Guarantor or any Restricted Subsidiary described in the final paragraph of the definition of "Indebtedness."

For purposes of the foregoing, total interest expense will be determined (i) after giving effect to any net payments made or received by the Guarantor and its Subsidiaries with respect to Interest Rate Agreements and (ii) exclusive of amounts classified as other comprehensive income in the balance sheet of the Company. Notwithstanding anything to the contrary contained herein, commissions, discounts, yield and other fees and charges Incurred in connection with any transaction pursuant to which the Company or its Restricted Subsidiaries may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Interest Expense.

"Consolidated Net Income" means, for any period, the net income (loss) of the Guarantor and its consolidated Restricted Subsidiaries determined in accordance with GAAP; *provided, however*, that there will not be included in such Consolidated Net Income:

(1) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that:

(a) subject to the limitations contained in clauses (3), (4) and (5) below, the Guarantor's equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Guarantor or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

(b) the Guarantor's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Guarantor or a Restricted Subsidiary;

(2) any net income (but not loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions (other than Permitted Restrictions), directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(a) subject to the limitations contained in clauses (3), (4) and (5) below, the Guarantor's equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate

amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Guarantor or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause); and

(b) the Guarantor's equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(3) any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of the Guarantor or its consolidated Restricted Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(4) any extraordinary gain or loss; and

(5) the cumulative effect of a change in accounting principles.

"Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company, the Guarantor or Aker Kværner ASA, as the case may be, who: (1) was a member of such Board of Directors on the date of the Indenture; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of the relevant Board at the time of such nomination or election.

"Credit Facility" means one or more debt facilities (including, without limitation, the Senior Secured Credit Facility) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, terms loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the Senior Secured Credit Facility or any other credit agreement).

"Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Designated Senior Indebtedness" means (1) the Bank Indebtedness, (2) Bonding Indebtedness constituting an aggregate outstanding principal amount of at least €50 million; *provided* that any action being taken by holders of such Bonding Indebtedness is being taken with the written consent of holders of such Bonding Indebtedness constituting at least a majority of the then outstanding principal amount of such Bonding Indebtedness and (3) any other Indebtedness constituting Senior Indebtedness which, at the time of determination, has an aggregate principal amount of at least €50 million and is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" by the Company.

"Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Guarantor or a Restricted Subsidiary); or

(3) is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date (a) of the Stated Maturity of the Notes or (b) on which there are no Notes outstanding, *provided* that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; *provided, further* that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Guarantor or the Company to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially identical manner to the corresponding definitions in the Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that neither the Guarantor nor the Company may repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by the Guarantor or the Company, as the case may be, with the provisions of the Indenture described under the captions "Change of control" and "Limitation on sales of assets and subsidiary stock."

"Escrow Agreement" means the escrow agreement dated the Issue Date between the issuer and , as escrow agent.

"Financing Transactions" means our senior Secured Credit Facility and amendment of our Bonding Facilities.

"First Priority Lien" with respect to any property or assets means a first priority lien over that property or assets.

"GAAP" means generally accepted accounting principles in the Kingdom of Norway as in effect as of the date of the Indenture. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP.

"Government Obligations" means direct non-callable and non-redeemable obligations (in each case with respect to the Company thereof) of Norway or any member state of the European Union that is a member state of the European Union as of the date of the Indenture the payment of which is secured by full faith and credit of Norway or the applicable member state, as the case may be.

"Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); *provided, however,* that the term "Guarantee" will not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

"Guarantor" means Aker Kværner O&G Group AS.

"Guarantor Senior Indebtedness" means, with respect to the Guarantor, the following obligations whether outstanding on the date of the Indenture or thereafter issued, without duplication:

(1) any obligation of the Guarantor with respect to Bank Indebtedness;

(2) any obligation of the Guarantor with respect to Bonding Indebtedness; and

(3) *any obligation of the Guarantor with respect to any other Credit Facility.*

Notwithstanding anything to the contrary in the preceding paragraph, Guarantor Senior Indebtedness will not include any Indebtedness Incurred in violation of the Indenture.

"Guarantor Senior Subordinated Indebtedness" means, with respect to the Guarantor, the obligations of the Guarantor under the Parent Guarantee and any other Indebtedness of the Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that ranks equally in right of payment with the obligations of the Guarantor under the Parent Guarantee and is not expressly subordinated by its terms in right of payment to any Indebtedness of the Guarantor which is not Guarantor Senior Indebtedness.

"Guarantor Subordinated Obligation" means, with respect to the Guarantor, any Indebtedness of the Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinated in right of payment to the obligations of the Guarantor under the Parent Guarantee pursuant to a written agreement.

"Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

"holder" means a Person in whose name a Note is registered on the Registrar's books.

"Incur" means issue, create, assume, Guarantee, incur or otherwise become liable for; *provided, however,* that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms "Incurred" and "Incurrence" have meanings correlative to the foregoing.

"Indebtedness" means, with respect to any Person on any date of determination (without duplication):

(1) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) the principal component of all obligations of such Person in respect of letters of credit, performance and surety bonds (including Bonding Facilities), bankers' acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of Incurrence);

(4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto;

(5) Capitalized Lease Obligations and all Attributable Indebtedness of such Person;

(6) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary, any Preferred Stock;

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; *provided, however,* that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

(8) the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; and

(9) to the extent not otherwise included in this definition, net obligations of such Person under Currency Agreements and Interest Rate Agreements (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time).

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

In addition, "Indebtedness" of any Person shall include Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of such Person if:

(1) such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a "Joint Venture");

(2) such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a "General Partner"); and

(3) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

(a) the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

(b) if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount and the related interest expense shall be included in Consolidated Interest Expense to the extent actually paid by the Guarantor or its Restricted Subsidiaries.

"Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

"Investment" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers in the ordinary course of business) or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; *provided* that none of the following will be deemed to be an Investment:

(1) Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture; and

(2) endorsements of negotiable instruments and documents in the ordinary course of business.

For purposes of "Certain Covenants—Limitation on restricted payments,"

(1) "Investment" will include the portion (proportionate to the Guarantor's equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; *provided, however,* that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Guarantor will be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Guarantor's "Investment" in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors of the Company in good faith) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Voting Stock of any Restricted Subsidiary such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value (as conclusively determined by the Board of Directors of the Company in good faith) of the Capital Stock of such Subsidiary not sold or disposed of.

"Issue Date" means the date on which the Notes are originally issued.

"Joint Venture" means a joint venture between the Guarantor and/or any of its Restricted Subsidiaries and one or more third parties.

"Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

"Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all national and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

"Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or

placement agents' fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

"Non-Recourse Debt" means Indebtedness of a Person:

(1) as to which neither the Guarantor nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Guarantee or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) the explicit terms of which provide there is no recourse against any of the assets of the Guarantee or its Restricted Subsidiaries.

"Notes" refers to the notes being offered pursuant to this offering memorandum.

"Officer" means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of the Company, the Guarantor or Aker Kværner ASA.

"Officers' Certificate" means a certificate signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Company, the Guarantor or Aker Kværner ASA.

"Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company, the Guarantor, Aker Kværner ASA or the Trustee.

"Permitted Holders" means Aker Maritime ASA and any Affiliate or Related Person thereof.

"Permitted Investment" means an Investment by the Guarantor or any Restricted Subsidiary in:

(1) a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; *provided, however*, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; *provided, however*, that such Person's primary business is a Related Business;

(3) cash and Cash Equivalents;

(4) receivables owing to the Guarantor or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; *provided, however*, that such trade terms may include such concessionary trade terms as the Guarantor or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) deposits made in the ordinary course of business related to investments in

negotiable instruments held for collection, leases, utilities, workers' compensation and unemployment and similar legislation related payments, and performance and other similar deposits;

(7) loans or advances to employees made in the ordinary course of business consistent with past practices of the Guarantor or such Restricted Subsidiary;

(8) Capital Stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Guarantor or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(9) loans or advances to vendors, contractors, suppliers or distributors, including advance payments for finished goods, raw materials, supplies, services, equipment or machinery made to the manufacturer, supplier or distributor thereof by the Guarantor or any Restricted Subsidiary in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(10) Investments made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with "Certain covenants—Limitation on sales of assets and subsidiary stock";

(11) Investments in existence on the Issue Date;

(12) Currency Agreements, Interest Rate Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with "Certain covenants—Limitation on indebtedness";

(13) Investments by the Guarantor or any of its Restricted Subsidiaries, together with all other Investments pursuant to this clause (13), in an aggregate amount at the time of such Investment not to exceed €20 million outstanding at any one time (with the fair market value of such Investment being measured at the time made and without giving effect to subsequent changes in value); and

(14) Guarantees issued in accordance with "Certain covenants—Limitations on indebtedness."

"Permitted Liens" means, with respect to any Person:

(1) Liens securing Indebtedness and other obligations under the Senior Secured Credit Facility and related Hedging Obligations and Liens on assets of Restricted Subsidiaries securing Guarantees of Senior Indebtedness and other obligations under the Senior Secured Credit Facility;

(2) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or Government Obligations to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3) Liens imposed by law, including carriers', warehousemens' and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

(4) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5) Liens in favor of issuers of letters of credit or bankers' acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(6) Liens over assets of Joint Ventures in favor of the other party or parties of the Joint Venture to secure the obligations of the Guarantor or any Restricted Subsidiary with respect to the Joint Venture;

(7) Liens over assets of a Restricted Subsidiary, engaged in project financing, securing Indebtedness of that Restricted Subsidiary not in excess of €25 million at any time outstanding;

(8) encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(9) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

(10) leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(11) Liens over specific items of inventory or other goods of any Person securing such Person's obligations in respect of bankers' acceptances issued or credited for the account of such person to facilitate the Persons' shipment or storage of such inventory or other goods;

(12) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(13) Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, purchase money obligations or other payments Incurred to finance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business; *provided* that:

(a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture and does not exceed the cost of the assets or property so acquired or constructed; and

(b) such Liens are created within 180 days of construction or acquisition of such assets or property and do not encumber any other assets or property of the Guarantor or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(14) Liens arising solely by virtue of any statutory or common law provisions relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; *provided* that such deposit account is not intended by the Guarantor or any Restricted subsidiary to provide collateral to the depositary institution;

(15) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Guarantor and its Restricted Subsidiaries in the ordinary course of business;

(16) Liens existing on the Issue Date;

(17) Liens on property or shares of a Person at the time such Person becomes a Restricted Subsidiary; *provided, however*, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; *provided further, however,* that any such Lien may not extend to any other property owned by the Guarantor or any Restricted Subsidiary;

(18) Liens on property at the time the Guarantor or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Guarantor or any Restricted Subsidiary; *provided, however*, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; *provided further, however*, that such Liens may not extend to any other property owned by the Guarantor or any Restricted Subsidiary;

(19) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Guarantor or another Restricted Subsidiary;

(20) Liens securing the Notes and the Parent Guarantee;

(21) Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, *provided* that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(22) Liens securing Indebtedness and other obligations under Bonding Facilities;

(23) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease; and

(24) other than as specified in (1) to (23) above, Liens in the ordinary course of business of the Guarantor and any Restricted Subsidiary securing Indebtedness up to an aggregate amount of €10 million at any one time outstanding.

"Permitted Restrictions" mean the direct or indirect restrictions, in effect on the Issue Date, under the existing Bonding Facilities relating to distributions of profits by Aker Stord, Aker Verdal and Aker Kværner Engineering.

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

"Preferred Stock," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

"Pledges" means (i) the second priority pledge over the Capital Stock of the Specified Subsidiaries, and (ii) the second priority pledge over the Capital Stock of the Company granted in favor of the Trustee for the benefit of the holders of the Notes pursuant to the Security Documents.

"Public Equity Offering" means a public offering for cash by the Company, the Guarantor or Aker Kværner ASA, as the case may be, of its Common Stock, or options, warrants or rights with respect to its Common Stock where such common stock is listed or quoted on a recognized securities exchange in Norway, any current member state of the European Union or in the United States, *provided, however,* that Public Equity Offering shall not include the initial public equity offering by Aker Kværner ASA described in this offering memorandum.

"Qualifying Sale" means any sale or other disposal of Capital Stock by the Senior Security Agent in the course of its enforcement of the Senior Security Documents in which the sale price is

fair from a financial point of view having regard to all the circumstances of the sale or other disposal as determined by an investment banking or accounting firm of internationally recognized standing and set forth in a written opinion delivered by the Trustee.

"Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, "refinance," "refinances," and "refinanced" shall have a correlative meaning) any Indebtedness existing on the date of the Indenture or Incurred in compliance with the Indenture (including Indebtedness of the Guarantor that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, *provided, however,* that:

(1) (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity later than the Stated Maturity of the Notes;

(2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees Incurred in connection therewith); and

(4) if the Indebtedness being refinanced is subordinated in right of payment to the Notes or the Parent Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Parent Guarantee on terms at least as favorable to the holders of the Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

"Related Business" means any business which is the same as or similar to, or related, ancillary or complementary to any of the businesses of the Aker Kværner ASA, the Guarantor or its Restricted Subsidiaries on the date of the Indenture.

"Related Business Assets" means assets used or useful in a Related Business.

"Related Person" with respect to any Permitted Holder means:

(1) any controlling stockholder or a majority (or more) owned subsidiary of such Permitted Holder or, in the case of an individual, any spouse or immediate family member of such Permitted Holder, any trust created for the benefit of such individual or such individual's estate, executor, administrator, committee or beneficiaries; or

(2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a majority (or more) controlling interest of which consist of such Permitted Holder and/or such other Persons referred to in the immediately preceding clause (1).

"Representative" means any trustee, agent or representative (if any) of an issue of Senior Indebtedness; *provided* that when used in connection with a Credit Facility, the term "Representative" shall refer to the administrative agent under such Credit Facility.

"Restricted Investment" means any Investment other than a Permitted Investment.

"Restricted Subsidiary" means any Subsidiary of the Guarantor other than an Unrestricted Subsidiary.

"Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Guarantor or a Restricted Subsidiary transfers such property to a Person and the Guarantor or a Restricted Subsidiary leases it from such Person.

"SEC" means the United States Securities and Exchange Commission.

"Second Priority Lien" with respect to any property or assets means a second priority lien over such property or assets.

"Security Agent" means .

"Security Documents" means any security documents evidencing any Lien granted in favor of holders of the Notes under the Indenture.

"Senior Indebtedness" means, whether outstanding on the Issue Date or thereafter Incurred, the Bank Indebtedness, the Bonding Indebtedness, Indebtedness under a Credit Facility and Indebtedness Incurred with respect to Hedging Obligations; *provided* that Senior Indebtedness will not include any Indebtedness Incurred in violation of the Indenture, *provided further* that Senior Indebtedness will not include bonds, notes, debentures or other securities representing Indebtedness for borrowed money of the kind customarily quoted, listed or ordinarily dealt in or traded on any stock exchange, over-the-counter or other securities market (whether or not initially distributed by way of a private placement) and Guarantees of such Indebtedness.

"Senior Secured Credit Facility" means, the credit facility dated among the Company and , as the facility agent and the lenders, parties thereto from time to time, as the same may be amended, supplemented or otherwise modified from time to time.

"Senior Secured Parties" means .

"Senior Security Agent" means .

"Senior Security Documents" means any security documents evidencing any Lien granted in favor of holders of Bank Indebtedness under the Senior Secured Credit Facility.

"Senior Subordinated Indebtedness" means the Notes and any other Indebtedness of the Company that ranks equally with the Notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Company which is not Senior Indebtedness.

"Shareholder Loan" means, collectively, any loans provided to the Guarantor or the Company by Aker Kværner ASA, Parent or any Affiliate or either of them; *provided* that such Shareholder Loan:

(1) does not mature or require any amortization or other payment of principal prior to the first anniversary of the maturity of the Notes;

(2) does not require the payment of cash interest prior to the first anniversary of the maturity of the Notes;

(3) does not accelerate and has no right to declare a default or event of default or take any enforcement action prior to the first anniversary of the maturity of the Notes;

(4) is not secured by any asset of the Guarantor or a Restricted Subsidiary; and

(5) is subordinated pursuant to a written agreement in right of payment to the prior payment in full of the Notes in the event of any Default, bankruptcy, reorganization, liquidation, winding up or other disposition of assets of the Guarantor or the Company.

"Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

"Specified Subsidiaries" means each subsidiary, whether direct or indirect, of the Guarantor over the Capital Stock of which the Senior Secured Parties from time to time have a First Priority Lien; *provided* that the Specified Subsidiaries as of the Issue Date shall include the Subsidiaries of the Guarantor set forth on a schedule to the Indenture.

"Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

"Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement.

"Subsidiary" of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or persons performing similar functions) or (b) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Guarantor.

"Unrestricted Subsidiary" means:

(1) any Subsidiary of the Guarantor that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Guarantor in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Guarantor may designate any Subsidiary of the Guarantor (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(1) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Guarantor which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2) all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

(3) such designation and the Investment of the Guarantor in such Subsidiary complies with "Certain covenants—Limitation on restricted payments";

(4) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Guarantor and its Subsidiaries;

(5) such Subsidiary is a Person with respect to which neither the Guarantor nor any of its Restricted Subsidiaries has any direct or indirect obligation:

   (a) to subscribe for additional Capital Stock of such Person; or

   (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(6) on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary

is not a party to any agreement, contract, arrangement or understanding with the Guarantor or any Restricted Subsidiary with terms substantially less favorable to the Guarantor than those that might have been obtained from Persons who are not Affiliates of the Guarantor.

Any such designation by the Board of Directors of the Guarantor shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Guarantor giving effect to such designation and an Officers' Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

The Board of Directors of the Guarantor may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; *provided* that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Guarantor could Incur at least 1.00 of additional Indebtedness under the first paragraph of the "Limitation on indebtedness" covenant on a *pro forma* basis taking into account such designation.

"U.S. Government Obligations" means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; *provided* that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

"Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

"Wholly-Owned Subsidiary" means a Restricted Subsidiary, all of the Capital Stock of which (other than directors' qualifying shares) is owned by the Guarantor or another Wholly-Owned Subsidiary.

Description of the book-entry system, delivery and form

General

On the closing date, the global notes will be deposited with, and registered in the name of, a common depositary for Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream"). The notes sold within the United States to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act ("Rule 144A") will initially be represented by one global note in registered form without interest coupons attached (the "144A global note"). The notes sold outside the United States in reliance on Regulation S under the U.S. Securities Act ("Regulation S") will initially be represented by one global note in registered form without interest coupons attached (the "Regulation S global note" and, together with the Rule 144A global note, the "global notes").

After the closing date, book-entry interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by Euroclear and Clearstream and their participants. Ownership of interests in the global notes ("book-entry interests") will be limited to persons that have accounts with Euroclear or Clearstream or persons that may hold interests through those participants.

So long as the notes are held in global form, the common depositary for Euroclear and Clearstream will be considered the sole holder of global notes for all purposes under the indenture. Accordingly, participants must rely on the procedures of Euroclear and Clearstream, and indirect participants must rely on the procedures of the participants through which they own book-entry interests, to transfer the interests or in order to exercise any rights of holders under the indenture.

Neither we, the trustee, the paying agent or the common depositary for Euroclear and Clearstream nor any of our or their respective agents will have any responsibility or be liable for any aspect of the records relating to the book-entry interests.

Issuance of definitive registered notes

The book-entry interests will not be held in definitive form. Instead, Euroclear or Clearstream will credit on their respective book-entry registration and transfer systems a participant's account with the interest beneficially owned by that participant. The laws of some jurisdictions, including some states of the United States, may require that certain purchasers of securities take physical delivery of those securities in definitive form. The foregoing limitations may impair your ability to own, transfer or pledge book-entry interests. In addition, while the notes are in global form, "holders" of book-entry interests will not be considered the owners or "holders" of notes for any purpose.

Under the terms of the indenture, to the extent permitted by Euroclear or Clearstream, owners of book-entry interests will receive definitive notes in registered form ("definitive registered notes"):

- if Euroclear or Clearstream notifies us that it is unwilling or unable to continue to act and we do not appoint a successor within 90 days;
- if Euroclear or Clearstream so requests and an event of default under the indenture has occurred and is continuing; or
- if at any time we in our sole discretion determine that all the global notes should be exchanged for definitive registered notes.

In such an event, we will issue definitive registered notes, registered in the name or names and issued in any approved denominations, requested by or on behalf of Euroclear or Clearstream, as applicable (in accordance with their respective customary procedures and based upon directions received from participants reflecting the beneficial ownership of the book-entry interests). Those definitive registered notes will bear the restrictive legend described under "Transfer restrictions," unless that legend is not required at the time by the indenture or applicable law.

Redemption of global notes

In the event any global note (or any portion thereof) is redeemed, Euroclear or Clearstream (or their respective nominees), as applicable, will redeem an equal amount of the book-entry interests in that global note from the amount received by it in respect of the redemption of the global note. The redemption price payable in connection with the redemption of the book-entry interests will be equal to the amount received by Euroclear or Clearstream, as applicable, in connection with the redemption of the global note (or any portion thereof). We understand that, under existing practices of Euroclear and Clearstream, if fewer than all of the notes are to be redeemed at any time, Euroclear and Clearstream will credit their respective participants' accounts on a proportionate basis (with adjustments to prevent fractions) or by lot or on any other basis that they deem fair and appropriate; provided, however, that no book-entry interest of less than €1,000 principal amount may be redeemed in part.

Payments on global notes

Payments of any amounts owing in respect of the global notes will be made by us in euro to the principal paying agent. The principal paying agent will, in turn, make payments to the common depositary for Euroclear and Clearstream, which will distribute those payments to participants in accordance with its procedures.

Under the terms of the indenture, we and the trustee will treat the registered holder of the global notes as the owner of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we nor the trustee nor any of our or its agents has or will have any responsibility or liability for:

- any aspect of the records of (or maintaining, supervising or reviewing the records of) Euroclear, Clearstream or any participant or indirect participant relating to or payments made on account of a book-entry interest; or
- the common depositary, Euroclear, Clearstream or any participant or indirect participant.

Payments by participants to owners of book-entry interests held through participants are the responsibility of those participants, as is the case with securities held for the accounts of customers registered in "street name."

Action by owners of book-entry interests

Euroclear and Clearstream have advised us that they will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the book-entry interests in the global notes are credited and only in respect of the portion of the aggregate principal amount of notes for which the participant or participants has or have given direction. Euroclear and Clearstream will not exercise any discretion in the granting of consents, waivers or the taking of any other action in respect of the global notes. However, if there is an event of default under the notes, each of Euroclear and Clearstream reserves the right to exchange the global notes for definitive registered notes in certificated form, and to distribute those definitive registered notes to its participants.

Transfers

The global notes will bear a legend as described under "Transfer restrictions." Book-entry interests in the global notes will be subject to the restrictions on transfer described under "Transfer restrictions."

Book-entry interests in the 144A global note ("restricted book-entry interests") may be transferred to a person who takes delivery in the form of book-entry interests in the Regulation S global note ("unrestricted book-entry interests") only upon delivery by the transferor of a written certification (in the form provided in the indenture) to the effect that the transfer is made in accordance with Regulation S and in accordance with any applicable securities laws of any state of the United States or any other jurisdiction.

Prior to 40 days after the date of initial issuance of the notes, any sale or transfer of interests to U.S. persons will not be permitted unless the resale or transfer is made pursuant to Rule 144A.

Unrestricted book-entry interests may be transferred to a person who takes delivery in the form of restricted book-entry interests only upon delivery by the transferor of a written certification (in the form provided in the indenture) to the effect that the transfer is being made to a person who the transferor reasonable believes is a "qualified institutional buyer" within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities laws of any state of the United States or any other jurisdiction.

Any book-entry interest in one of the global notes that is transferred to a person who takes delivery in the form of a book-entry interest in the other global note will, upon transfer, cease to be a book-entry interest in the first-mentioned global note and become a book-entry interest in the other global note, and accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to book-entry interests in that other global note for as long as that person retains the book-entry interests.

Definitive registered notes, if any, may be transferred and exchanged for book-entry interests in a global note only pursuant to the terms of the indenture governing the notes and, if required, only after the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that the transfer will comply with the appropriate transfer restrictions applicable to those notes.

Global clearance and settlement under the book-entry system

Initial settlement

Initial settlement for the notes will be made in euro. Book-entry interests owned through Euroclear or Clearstream accounts will follow the settlement procedures applicable to conventional eurobonds in registered form. Book-entry interests will be credited to the securities custody account of Euroclear and Clearstream holders on the business day following the settlement date against payment for value on the settlement date.

Secondary market trading

The book-entry interests will trade through participants of Euroclear or Clearstream, and will settle in same-day funds. Since the sale determines the place of delivery, it is important to establish at the time of trading of any book-entry interests where both the purchaser's and seller's accounts are located to ensure that settlement can be made on the desired value date.

Information concerning Euroclear and Clearstream

We understand the following with respect to Euroclear and Clearstream:

- Euroclear and Clearstream hold securities for participating organizations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of those participants. Euroclear and Clearstream provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream interface with domestic securities markets.

- Euroclear and Clearstream participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations. Indirect access to Euroclear or Clearstream is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodian relationship with a Euroclear or Clearstream participant, either directly or indirectly.

Transfer restrictions

The notes are subject to restrictions on transfer as summarized below. By purchasing notes, you will be deemed to have made the following acknowledgements, representations to and agreements with us and the initial purchasers:

You understand and acknowledge that:

- the notes have not been registered under the U.S. Securities Act or any other applicable securities laws;
- the notes are being offered for resale in transactions that do not require registration under the U.S. Securities Act or any other securities laws; and
- unless so registered, the notes may not be offered, sold or otherwise transferred except under an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act or any other applicable securities laws, and in each case in compliance with the conditions for transfer set forth in paragraph (4) below.

You represent that you are not an "affiliate" (as defined in Rule 144 under the U.S. Securities Act) of ours, that you are not acting on our behalf and that either:

- you are a "qualified institutional buyer" (as defined in Rule 144A) and are purchasing notes for your own account or for the account of another qualified institutional buyer, and you are aware that the initial purchasers are selling the notes to you in reliance on Rule 144A; or
- you are not a "U.S. person" (as defined in Regulation S) or purchasing for the account or benefit of a U.S. person, other than a distributor, and you are purchasing notes in an offshore transaction in accordance with Regulation S.

You acknowledge that neither we nor the initial purchasers nor any person representing us or the initial purchasers has made any representation to you with respect to us or the offering of the notes, other than the information contained in this offering memorandum. You represent that you are relying only on this offering memorandum in making your investment decision with respect to the notes. You agree that you have had access to such financial and other information concerning us and the notes as you have deemed necessary in connection with your decision to purchase notes, including an opportunity to ask questions of and request information from us.

You represent that you are purchasing notes for your own account, or for one or more investor accounts for which you are acting as a fiduciary or agent, in each case not with a view to, or for offer or sale in connection with, any distribution of the notes in violation of the U.S. Securities Act. You agree on your own behalf and on behalf of any investor account for which you are purchasing notes, and each subsequent holder of the notes by its acceptance of the notes will agree, that until the end of the Resale Restriction Period (as defined below), the notes may be offered, sold or otherwise transferred only:

(a) to the issuer;

(b) under a registration statement that has been declared effective under the U.S. Securities Act;

(c) for so long as the notes are eligible for resale under Rule 144A, to a person the seller reasonably believes is a qualified institutional buyer that is purchasing for its own account or for the account of another qualified institutional buyer and to whom notice is given that the transfer is being made in reliance on Rule 144A;

(d) through offers and sales that occur outside the United States to a non-U.S. person within the meaning of Regulation S; or

(e) under any other available exemption from the registration requirements of the U.S. Securities Act,

subject in each of the above cases to any requirement of law that the disposition of the seller's property or the property of an investor account or accounts be at all times within the seller or account's control and in compliance with applicable state and other securities laws.

You also acknowledge that:

- the above restrictions on resale will apply from the closing date until the date that is two years (in the case of Rule 144A notes) or 40 days (in the case of Regulation S notes) after the later of the closing date and the last date that we or any of our affiliates were the owner of the notes or any predecessor of the notes (the "Resale Restriction Period"), and will not apply after the applicable Resale Restriction Period ends;
- we and the Trustee reserve the right to require in connection with any offer, sale or other transfer of notes under clauses (d) or (e) above the delivery of an opinion of counsel, certifications and/or other information satisfactory to us and the Trustee; and
- each note will contain a legend substantially to the following effect:

  THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.

  THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE "RESALE RESTRICTION TERMINATION DATE") THAT IS TWO YEARS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY), ONLY (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A UNDER THE SECURITIES ACT, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, OR (E) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO COMPLIANCE WITH APPLICABLE STATE AND OTHER SECURITIES LAWS AND SUBJECT TO THE ISSUER'S AND THE TRUSTEE'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D) OR (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/ OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

You acknowledge that we, the initial purchasers and others will rely upon the truth and accuracy of the above acknowledgments, representations and agreements. You agree that if any of the acknowledgments, representations or agreements you are deemed to have made by your purchase of notes is no longer accurate, you will promptly notify us and the initial purchasers. If you are purchasing any notes as a fiduciary or agent for one or more investor accounts, you represent that you have sole investment discretion with respect to each of those accounts and that you have full power to make the above acknowledgments, representations and agreements on behalf of each account.

Tax considerations

U.S. taxation

The following discussion is a summary of the material U.S. federal income tax considerations of the purchase, ownership and disposition of the notes by a U.S. Holder (defined below), but does not purport to be a complete analysis of all potential tax consequences. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended, the "Code," Treasury regulations issued thereunder, and judicial and administrative interpretations thereof, each as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder's particular circumstances or to holders subject to special rules, such as banks, financial institutions, certain U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities that elect mark-to-market tax accounting, U.S. Holders whose functional currency is not the U.S. dollar, tax-exempt organizations, regulated investment companies, real estate investment trusts, persons subject to alternative minimum tax and persons holding the notes as part of a "straddle," "hedge," "conversion transaction" or other integrated transaction. In addition, this discussion is limited to persons that purchase the notes for cash at original issue and at their "issue price" (the first price at which a substantial part of the notes are sold to the public for cash, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and that hold the notes as capital assets within the meaning of section 1221 of the Code.

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of a note that is: (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation or any entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) any estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or if a valid election has been made under applicable Treasury regulations to treat the trust as a domestic trust. If a partnership holds the notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax advisors. A "Non-U.S. Holder" is a beneficial owner of a note that is not a U.S. Holder.

Prospective subscribers of the notes should consult their own tax advisors concerning the tax consequences of holding notes in light of their particular circumstances, including the application of the U.S. federal income tax considerations discussed below, as well as the application of other tax laws.

U.S. Holders

Payments of interest

Payments of stated interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with such U.S. Holder's method of accounting for U.S. federal income tax purposes. Interest income on a note generally will constitute foreign source income and generally will be considered "passive" income or "financial services" income, which is treated separately from other types of income in computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws.

Interest payments denominated in a foreign currency will be recognized by a cash basis U.S. Holder at the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. Accrual basis U.S. Holders, however, may determine the amount of income recognized with respect to an interest payment denominated in a foreign currency in accordance with either of

two methods: (i) the amount of income accrued will be based on the average exchange rate in effect during the interest accrual period (or, in the case of an accrual period that spans two taxable years of a U.S. Holder, the part of the period within the taxable year), or (ii) the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period (or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year). Under the second method, if the interest payment is actually received within five business days of the last day of the accrual period, a U.S. Holder may elect to instead translate the accrued interest into U.S. dollars at the exchange rate in effect on the day of actual receipt. Once the election is made, it applies to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and is irrevocable without the consent of the Internal Revenue Service ("IRS").

An accrual method U.S. Holder may recognize U.S. source exchange gain or loss, which is taxable as ordinary income or loss, on payments of interest denominated in a foreign currency equal to the amount received as translated into U.S. dollars at the spot rate on the date of receipt less the amount previously accrued, regardless of whether the payment is in fact converted into U.S. dollars.

Generally, Norway does not impose a withholding tax on payments of interest. However, should any Norwegian tax be withheld, the amount withheld and the gross amount of any Additional Amounts paid to a U.S. Holder will be included in such holder's income at the time such amount is received or accrued in accordance with such holder's method of tax accounting. Norwegian withholding tax imposed on a U.S. Holder would, subject to limitations and conditions and at the election of such holder, be treated as foreign income tax eligible for credit against such holder's U.S. federal income tax liability or a deduction in computing taxable income, to the extent such tax is not otherwise refundable. U.S. Holders should consult their tax advisors regarding the creditability, deductibility or refundability of any withholding taxes.

Sale, exchange and redemption of notes

Generally, upon the sale, exchange or redemption of a note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or redemption (less any amount attributable to accrued but unpaid interest not previously included in income, which will be taxable as such) and such U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note will generally equal the cost of such note to such U.S. Holder. Notes purchased with euro will generally have a U.S. dollar cost equal to the U.S. dollar value of the purchase price on the date of purchase, or on the settlement date in the case of notes traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects). The amount realized on a sale, exchange or redemption of a note for an amount in euro will be the U.S. dollar value of this amount on the date of sale, exchange or redemption or, on the settlement date in the case of notes traded on an established securities market, as defined in the applicable Treasury Regulations, sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects). Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A U.S. Holder will recognize U.S. source exchange rate gain or loss which is taxable as ordinary income or loss, on the sale or retirement of a note equal to the difference, if any, between the U.S. dollar values of the U.S. Holder's purchase price for the note (or, if less, the principal amount of the note) (i) on the date of sale, exchange or redemption and (ii) the date on which the U.S. Holder acquired the note. Any such exchange rate gain or loss will be realized only to the extent of total gain or loss realized on the sale, exchange or redemption.

Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or redemption the note has been held by such U.S. Holder for more than one year. For a non-corporate U.S. Holder, the maximum long-term capital gains rate for taxable years that end on or after May 6, 2003, and begin no later than December 31, 2008, is 15%. The deductibility of capital losses by U.S. Holders is subject to limitations.

Gain or loss realized by a U.S. Holder on the sale or retirement of a note generally will be U.S. source.

Reportable transactions

Recently issued U.S. Treasury regulations require a U.S. taxpayer that participates in a "reportable transaction" to disclose this participation to the IRS. The scope and application of these rules is not entirely clear. In the event the acquisition, holding or disposition of notes constitutes participation in a "reportable transaction" for purposes of these rules, a U.S. Holder may be required to disclose its investment by filing Form 8886 with the IRS. In addition, the issuer and its advisers may be required to maintain a list of U.S. Holders, and to furnish this list and certain other information to the IRS upon written request. Prospective purchasers are urged to consult their tax advisers regarding the application of these rules to the acquisition, holding or disposition of notes.

Non-U.S. Holders

Subject to the discussion concerning information reporting and backup withholding below, generally a Non-U.S. Holder will not be subject to U.S. federal income tax on payments of interest on, or gain on the sale of a note unless such Non-U.S. Holder held the note in connection with a U.S. trade or business carried on by such Non-U.S. Holder, or in the case of the sale of a note by a Non-U.S. Holder who is an individual, such individual was present in the United States for 183 days or more during the tax year in which such gain is realized and certain other requirements are satisfied.

Information reporting and backup withholding

Payments of interest or principal and the proceeds from sales of notes by a U.S. paying agent or other U.S. intermediary may be required to be reported to the IRS and backup withholding may apply unless (i) a U.S. Holder is a corporation or other exempt recipient that provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred or (ii) a Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS. Holders of notes should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Norwegian taxation

The following is a general description of certain Norwegian tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisers regarding the tax consequences of acquiring, holding and disposing of the notes, and receiving payments of interest, principal and/or other amounts under the notes. This summary is based upon the law as in effect on the date of this offering memorandum and is subject to any change in law that may take effect after such date.

Payments of interest

Norwegian holders

Payments of interest on the notes will be taxable as ordinary income for Norwegian holders of notes. Ordinary income is taxed at a flat rate of 28%.

Non-Norwegian holders

Payments of interest on the notes will not be taxable for a non-Norwegian holder of notes, provided the notes are not effectively connected to a business carried out by the holder in Norway. Norway does not levy withholding tax on interest paid to foreign holders.

Sale, exchange and redemption of notes

Norwegian holders

Norwegian holders of notes are taxable in Norway on realized gains (including sale, exchange and redemption) of notes and have a right to deduct losses, which arise on such realization. Gains are taxable as ordinary income in the year of realization and losses are deductible from ordinary income in the year of realization. The tax rate for ordinary income is currently 28%.

Gain or loss is calculated as the difference between the received consideration and the tax basis of the notes (calculated in NOK). Costs incurred in connection with the acquisition and/or sale of notes may be deducted from the Norwegian holder's taxable income in the year of sale.

For holders of notes with accountability, currency gains and losses on the notes will be subject to separate taxation according to special rules, regardless of whether the notes have been realized.

Non-Norwegian holders

Gains from the realization of notes by a non-Norwegian holder will not be subject to taxation in Norway, unless the notes were held in connection with a business carried out by the holder in Norway.

Net wealth taxation

Norwegian holders

For Norwegian holder of notes, with exception of limited liability companies and similar entities, the notes will be taken into account for net wealth tax purposes in Norway. Listed notes are valued at their market value on 1 January in the assessment year. The marginal tax rate is currently 1.1%.

Non-Norwegian holders

Non-Norwegian holders of notes are normally not subject to net wealth taxation in Norway.

Plan of distribution

Subject to the terms and conditions in the purchase agreement, dated March , 2004, among the issuer, the guarantor and the initial purchasers, the issuer has agreed to sell to the initial purchasers, and the initial purchasers have agreed to purchase from the issuer, the entire principal amount of the notes.

The purchase agreement provides that the initial purchasers will purchase all the notes if any of them are purchased.

The initial purchasers initially propose to offer the notes for resale at the issue price that appears on the cover of this offering memorandum. After the initial offering, the initial purchasers may change the offering price and any other selling terms. The initial purchasers may offer and sell notes through certain of their affiliates.

In the purchase agreement, each of the issuer and the guarantor has agreed that:

- The issuer and the guarantor will not offer or sell any of their respective debt securities (other than the notes) for a period of 180 days after the date of this offering memorandum without the prior consent of J.P. Morgan Securities Ltd.; and
- The issuer and the guarantor will indemnify the initial purchasers against certain liabilities, including liabilities under the U.S. Securities Act, or contribute to payments that the initial purchasers may be required to make in respect of those liabilities.

United States

The notes have not been registered under the U.S. Securities Act or the securities laws of any other place. In the purchase agreement, each initial purchasers will agree that:

- The notes may not be offered or sold within the United States or to U.S. persons except pursuant to an exemption from the registration requirements of the U.S. Securities Act or in transactions not subject to those registration requirements; and
- During the initial distribution of the notes, it will offer or sell notes only to qualified institutional buyers in compliance with Rule 144A and outside the United States to non-U.S. persons in compliance with Regulation S.

In addition, until 40 days following the commencement of this offering, an offer or sale of notes within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act unless the dealer makes the offer or sale in compliance with Rule 144A or another exemption from registration under the U.S. Securities Act.

Each purchaser of the notes offered by this offering memorandum, in making its purchase, will be deemed to have made the acknowledgments, representations and agreements as described under "Transfer restrictions."

United Kingdom

In the purchase agreement, each initial purchasers has also agreed that:

- It has not offered or sold and, prior to the date six months after the date of issuance of the notes, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended;

- It has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the "FSMA") with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and

- It has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer or the guarantor.

General

The notes are a new issue of securities, and there is currently no established trading market for the notes. In addition, the notes are subject to certain restrictions on resale and transfer as described under "Transfer restrictions." We intend to apply to list the notes on the Luxembourg Stock Exchange. The initial purchasers have advised us that they intend to make a market in the notes, but they are not obligated to do so. The initial purchasers may discontinue any market-making in the notes at any time in their sole discretion. In addition, such market-making activities will be subject to the limits imposed by the U.S. Securities Act and the U.S. Exchange Act. Accordingly, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

You should be aware that the laws and practices of certain countries require investors to pay stamp taxes and other charges in connection with purchases of securities.

In connection with the offering of the notes, J.P. Morgan Securities Ltd. may engage in over-allotment, stabilizing transactions and syndicate covering transactions. Over-allotment involves sales in excess of the offering size, which creates a short position for the initial purchasers. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If J.P. Morgan Securities Ltd. engages in stabilizing or syndicate covering transactions, it may discontinue them at any time.

It is expected that delivery of the notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this offering memorandum, which is the fifth business day following the date of this offering memorandum (this settlement cycle being referred to as "T+5"). Under Rule 15c6-1 adopted by the SEC under the U.S. Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this offering memorandum or the next four succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle to prevent a failed settlement. Purchasers of notes who wish to make such trades should consult their own advisors.

The initial purchasers and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates. J.P. Morgan plc is an advisor to Kværner ASA regarding the Reorganization and JPMorgan Chase Bank will be a lender under the senior secured credit facility. J.P. Morgan plc and JPMorgan Chase Bank are affiliates of J.P. Morgan Securities Ltd., one of the initial purchasers. In addition, an affiliate of J.P. Morgan Securities Ltd. holds shares of Kværner ASA beneficially as well as on behalf of others. Barclays Bank PLC and Nordea Bank Norge ASA will both also be lenders under the senior secured credit facility.

Service of process and enforcement of civil liabilities

We are incorporated in Norway and most of our board members and executive officers, and certain experts named herein, reside in Norway, or other countries outside the United States. A significant amount of our assets and the assets of such persons are located outside the United States. Consequently, it may not be possible for investors:

- to effect service of process within the United States on us or on such persons; or
- to enforce against them judgments of U.S. courts based on the civil liability provisions of U.S. federal or state securities laws.

A final and conclusive judgment obtained in the state or federal courts in the State of New York in respect of the indenture may not be enforceable by the courts of Norway without re-examination of the merits of the case, unless (a) such judgment obtained is final and enforceable in and pursuant to the laws of the State of New York, (b) the judgment is in compliance with Section 168a of the Norwegian Civil Procedure Act (1915), and (c) enforcement of the judgment is in accordance with the mandatory provisions of the Norwegian Enforcement Act (1992), and (d) not in conflict with Norwegian public policy.

There is doubt as to whether the civil liabilities provisions of the U.S. securities laws would be enforced against us in an original action, or in actions for the enforcement of judgments of U.S. courts, before the Norwegian courts.

Legal matters

Certain legal matters with respect to U.S. and New York law will be passed upon for us by Clifford Chance Limited Liability Partnership as our U.S. and New York counsel and will be passed upon for the Initial Purchasers by Simpson Thacher & Bartlett LLP as their U.S. and New York counsel. Certain legal matters with respect to Norwegian law will be passed upon for us by Bugge, Arentz-Hansen & Rasmussen, as our Norwegian counsel and will be passed upon for the Initial Purchasers by Wikborg, Rein & Co., as their Norwegian counsel.

Independent auditors

Our audited combined financial statements included in this offering memorandum as at December 31, 2002 and 2003 and for each of the years in the three year period ended December 31, 2003, have been audited by KPMG AS, independent auditors, as stated in their independent auditors report included herewith.

Listing and general information

Listing

Application will be made to list the notes on the Luxembourg Stock Exchange in accordance with the rules of that exchange. Prior to the listing, a legal notice relating to the issuance of the notes and our certified organizational documents will be deposited with the *Registre de Commerce et des Sociétés* in Luxembourg, where such documents may be examined and copies obtained free of charge. The Articles of Association of the issuer and the guarantor have been published in *Memorial, Journal Officiel du Grand Duché de Luxembourg, Recueil des Sociétés et Associations.* They may be inspected by any interested person at the *Registre du Commerce de Luxembourg.* All notices to holders of the notes, including any notice of any additional redemption, change of control or any change in the rate of interest payable on the notes will be published in a Luxembourg newspaper of general circulation which is expected to be the *Luxemburger Wort*.

For so long as the notes are listed on the Luxembourg Stock Exchange and the rules of that exchange require, copies of the following documents may be inspected and obtained at the specified office of the listing agent in Luxembourg during normal business hours on any weekday:

- the organizational documents of the issuer and the guarantor;
- our most recent audited consolidated financial statements, and any interim financial statements published by us; and
- the indenture relating to the notes (which includes the form of the global notes).

The issuer will maintain a paying and transfer agent in Luxembourg for as long as any of the notes are listed on the Luxembourg Stock Exchange. The issuer has appointed Deutsche Bank Luxembourg S.A. as its Luxembourg paying and transfer agent. We reserve the right to change this appointment and the issuer will publish notice of such change of appointment in a newspaper having a general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*). The paying agent in Luxembourg will act as intermediary between the holders of the notes and the issuer.

Application may be made to have the notes removed from listing on the Luxembourg Stock Exchange, including if necessary to avoid any new withholding taxes in connection with the listing.

So long as the notes are listed on the Luxembourg Stock Exchange, the notes will be freely transferable and negotiable in accordance with the rules of the Luxembourg Stock Exchange.

Clearing information

The notes sold pursuant to Regulation S and the notes sold pursuant to Rule 144A of the U.S. Securities Act have been accepted for clearance through the facilities of Euroclear and Clearstream under common codes   and   , respectively. The international securities identification number for the notes sold pursuant to Regulation S is XS   and the international securities identification number for the notes sold pursuant to Rule 144A is XS   .

Legal information

The issuer is Aker Kværner AS, a private limited liability company, and was incorporated under the laws of Norway on August 21, 2001. The issued and registered share capital of the issuer currently amounts to NOK 500,000,000, divided into 5,000,000 fully paid ordinary shares with a par value of NOK 1,000 each.

The registered office of the issuer is Prof. Kohtsvei 15, 1366 Lysaker, Norway. The issuer is registered with the Norwegian Register of Business Enterprises under organization number 983 738 478.

Pursuant to its articles of association, the corporate objects of the issuer are through active ownership carry on industry, trade, transport and investment business, and through share subscription or in other ways participate in or carry on other business with similar objects.

The creation and issuance of the notes has been authorized by a resolution of the issuer's board of directors, dated , 2004.

The guarantor is Aker Kværner O&G Group AS, a private limited company, and was incorporated under the laws of Norway on June 21, 2002. The issued and registered share capital of the guarantor currently amounts to NOK 800,000,000, divided into 800,000 fully paid ordinary shares with a par value of NOK 1,000 each.

The registered office of the guarantor is Prof. Kohtsvei 5, 1366 Lysaker, Norway. The guarantor is registered with the Norwegian Register of Business Enterprises under organization number 984 652 354.

Pursuant to its articles of association, the corporate object of the guarantor is consulting and engineering; fabrication and construction; shipbuilding; installation, operations and maintenance, and removal and providing offshore technology and products to the oil and gas industry offshore and onshore in Norway and internationally; all business activities related to the foregoing, including participating in other companies.

The giving of the guarantee by Aker Kværner O&G Group AS has been authorized by its board of directors on , 2004.

Except as disclosed in this offering memorandum:

- there has been no material adverse change in our financial position since December 31, 2003; and
- we have not been involved in any litigation, administrative proceeding or arbitration relating to claims or amounts which are material in the context of the issue of the notes, and, so far as we are aware, no such litigation, administrative proceeding or arbitration is pending or threatened.

Annex A—Summary of material differences between Norwegian GAAP and U.S. GAAP

Our annual and interim financial statements are prepared in accordance with generally accepted accounting principals in Norway ("Norwegian GAAP"). Norwegian GAAP differs in certain aspects from generally accepted accounting principles in the United States ("U.S. GAAP").

The following paragraphs summarize certain differences between Norwegian GAAP and U.S. GAAP that could be significant to the presentation of our financial position and results of operations as of the years ending December 31, 2003, 2002 and 2001. We cannot offer any assurances that the differences described below would give rise to material differences between our financial statements were they to have been prepared under U.S. GAAP. In addition, we cannot estimate the net effect that applying U.S. GAAP would have on our financial position or results of operations, or any component thereof, in any of the presentations of financial information that have been included in this offering memorandum. However, the effect of such differences may be, individually or in the aggregate, material and, in particular, it may be that the amounts of net profit and owners' equity prepared on the basis of U.S. GAAP would be materially different from the amounts of net income and shareholders' equity prepared on the basis of Norwegian GAAP. The following summary may not include all of the differences that exist between Norwegian GAAP and U.S. GAAP. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in this offering memorandum.

The organizations that promulgate U.S. GAAP have ongoing projects that could have a significant impact on future comparisons between U.S. GAAP and Norwegian GAAP. For example, U.S. Statements on Financial Accounting Standards (SFAS) No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" and Financial Interpretation No. 46 (Revised December 2003) "Consolidation of Variable Interest Entities" issued in 2003 with effective dates after June 30, 2003 for calender year-end companies could result in further significant differences between U.S. GAAP and Norwegian GAAP. Furthermore, certain U.S. standards, in particular SFAS No. 141 "Business Combinations," SFAS No. 142 "Goodwill and Other Intangible Assets," SFAS No. 143 "Accounting for Asset Retirement Obligations," SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" and Financial Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" were issued in 2001 or 2002 and are therefore not effective for the entire period for which comparatives are presented.

Business combinations

According to U.S. GAAP, business combinations are required to be accounted for by the purchase method. The pooling-of-interests method is not allowed under U.S. GAAP. According to Norwegian GAAP, business combinations in which no acquiring party can be identified should be accounted for by the pooling-of-interests method.

Earlier Norwegian legislation, in force up to 1998, allowed for all mergers, regardless of substance, to be accounted for under the pooling-of-interests method in Norway. Our financial statements have not been restated for the effect, if any, of accounting for acquisitions as pooling-of-interest combinations.

According to Norwegian GAAP, assets and liabilities other than goodwill are measured at their fair values as of the date of acquisition and the minority interest is stated at the minority's proportion of the fair value. According to U.S. GAAP, the acquirer's interest in the assets and liabilities is measured at fair value and the minority's proportion is measured at pre-acquisition carrying amounts.

The rules regulating recognition of restructuring provisions at the date of acquisition are more flexible under Norwegian GAAP than U.S. GAAP and under certain circumstances provisions recognized according to Norwegian GAAP are not allowed under U.S. GAAP.

Goodwill and identifiable intangibles

According to U.S. GAAP, goodwill and indefinite lived intangible assets are not amortized. Goodwill and intangible assets that have indefinite useful lives must be tested at least annually for impairment. Intangible assets that have finite useful lives are amortized over their useful lives, but without the constraint of an arbitrary ceiling. Under Norwegian GAAP, goodwill and intangible assets are amortized, with no limitation as to the amortization period. However, amortization of goodwill or intangible assets over more than 20 years is unusual.

Impairment of long lived assets

Long-lived assets, such as property, plant and equipment and goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under Norwegian GAAP recoverability of assets to be held and used is measured by a comparison of the carrying amount to estimated fair value, usually determined by the discounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its fair value, an impairment charge is recognized in an amount equal to the difference.

Under U.S. GAAP, the carrying value of assets being evaluated for impairment is compared to its estimated undiscounted future cash flows. If undiscounted cash flows are less than the assets' carrying value an impairment charge results and the amount is determined in a manner similar to Norwegian GAAP.

Joint ventures

Under U.S. GAAP, joint ventures should be accounted for by the equity method. Under Norwegian GAAP, joint ventures should be accounted for by the equity method or the proportional method. Under the proportional method, assets, liabilities, equity, income and expenses are consolidated line-by-line on a proportional basis. We use the proportional method for our joint ventures.

Derivative instruments and foreign currency hedging

In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was subsequently amended by SFAS No. 137, SFAS No. 138, SFAS No. 149 and SFAS No 150.

SFAS No. 133 must be applied to derivative instruments, including certain derivative instruments embedded in other contracts. It requires that such instruments be recognized in the balance sheet as either an asset or liability and measured at fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless special hedge accounting criteria are met.

SFAS No. 133 allows special hedge accounting for fair value and cash flow hedges. SFAS No. 133 requires that the gain or loss on the fair market value of a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting gain or loss on the fair market value of the hedged item attributable to the hedged risk be recognized currently in earnings in the same accounting period. SFAS No. 133 requires that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedge be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss (*i.e.*, the ineffective portion), if any, must be recognized currently in earnings. Any portion of a change in the fair value of a derivative that qualifies as a cash flow hedge which the issuer has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, must be recorded immediately in earnings.

Under Norwegian GAAP, no specific accounting standards regarding the accounting recognition for financial instruments exist and, unless used in hedging, cost accounting should be applied.

Foreign currency translation

Under U.S. GAAP, the profit and loss account of a foreign subsidiary whose functional currency is different from that of the parent is translated at an appropriate weighted average exchange rate. Under Norwegian GAAP, the profit and loss accounts of foreign subsidiaries that are regarded as an integral part of the parent company's activities are translated at the average exchange rate for the year, except for the cost of materials and depreciation, which are translated at the rate on the transaction date.

Research and development costs

U.S. GAAP requires the immediate expense recognition of all research and development costs. Norwegian GAAP allows research and development costs that comply with certain criteria to be capitalized and amortized over the estimated useful life; however, immediate expense recognition is common.

Capitalizing of borrowing costs

Under Norwegian GAAP and U.S. GAAP, borrowing costs related to the construction of certain assets should be capitalized. However, the borrowing costs include exchange rate differences from foreign currency borrowings to the extent they are regarded as an adjustment to interest costs according to Norwegian GAAP, but not under U.S. GAAP.

Leasing

Under Norwegian GAAP, in a sale and leaseback transaction, profit recognition is permitted if the assets leased back are under operating leases. Under U.S. GAAP, profit on such transactions is usually deferred and recognized over the leaseback period.

Pensions

Under U.S. GAAP, the determination of pension costs for defined benefit pension plans is made pursuant to SFAS No. 87 "Employers Accounting for Pensions." Under Norwegian GAAP, the accounting standard for retirement benefit costs has to be applied. Both U.S. GAAP and Norwegian GAAP require the recognition of the net pension benefit obligation and difference of estimates over estimated service lives, although U.S. GAAP and Norwegian GAAP may differ in relation to matters such as actuarial assumptions and the treatment of actuarial gains. In addition, Norwegian GAAP does not require the recognition of a minimum pension liability to the extent a plan's net assets are exceeded by its accumulated benefit obligation.

Dividends

Under U.S. GAAP, dividends are not recognized as liabilities until declared. Under Norwegian GAAP, proposed dividends are usually recognized as liabilities. Under the Norwegian Companies Act, dividends are payable out of annual and retained earnings. The amount of dividends is subject to approval by the shareholders at a general meeting, following the fiscal year to which the dividends relate.

Revenue Recognition

Under Norwegian GAAP, revenue is recognized when earned. Under U.S. GAAP, revenue is realized or realizable and earned when all of the following criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectability is reasonably assured.

Classification of minority interest

Under U.S. GAAP, minority interest should be presented as a separate item between liabilities and shareholders' equity. The minority share of income for the year is subtracted when arriving at net income. Under Norwegian GAAP, minority interests are classified as a part of shareholders' equity. Net income for the year includes the minority share of income.

Changes in accounting policy

Under U.S. GAAP, the effect of a change in accounting policy is generally reflected as a cumulative adjustment to current year net income and comparatives are not restated. There are certain specific exceptions where restatement is required for certain changes. According to Norwegian GAAP, changes in accounting policies require restatement of prior periods if the effect is material.

Asset retirement obligations

Under U.S. GAAP, an entity should recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The entity should capitalize an asset retirement cost as an addition to the carrying amount of the related long-lived asset and allocate the cost to expense using a systematic and rational method over its useful life. An asset retirement obligation is a legal obligation associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, or development and (or) the normal operation of a long-lived asset. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties. Subsequent changes resulting from revisions to the timing or amount of the original estimate of the fair value of the liability should be recognized.

Under Norwegian GAAP, asset retirement or decommissioning costs are those costs that arise from plant and equipment that have to be dismantled at the end of their life. Norwegian GAAP allows for three possible accounting treatments, with the third listed as the preferred alternative: (1) Gradually build the provision over the estimated economic life of the installation; (2) The present value of the decommissioning costs is taken into the depreciation plan so that the carrying value at the end of the economic life is negative; or (3) The present value of the decommissioning costs is added to the corresponding asset's cost and a corresponding contingency is made.

Income taxes

Under U.S. GAAP, deferred tax assets and deferred tax liabilities are classified as current and non-current, on the basis of the assets and liabilities to which they relate. Under Norwegian GAAP, deferred tax assets and liabilities are always shown as on a net basis as either a noncurrent deferred tax asset or a non-current deferred tax liability.

Under Norwegian GAAP, deferred tax assets and liabilities arising from business combinations can be recorded at their present value. Under U.S. GAAP, discounting of deferred tax assets and liabilities is not permitted.

Financial investments

According to Norwegian GAAP, fair value accounting for financial investments is limited to current financial assets that are part of a trading portfolio. In practice, only a few companies are considered to have trading portfolios and financial investments are to a great extent accounted for at the lower-of-cost-or-market. Under U.S. GAAP, readily marketable securities are classified into one of the following three categories: "trading securities" which are valued at fair market value with unrealized gains and losses recognized in the current period income statement; "available-for-sale securities" which are valued at fair market value with unrealized gains and losses being taken to equity; and "held-to-maturity securities" which are valued at cost, plus accrued income.

Classification of long-term debt

Under U.S. GAAP, amounts that are due or payable within one year of the reporting date are reclassified as a current liability. The same treatment is allowed under Norwegian GAAP, but reclassification is not mandatory.

Classification of the income statement

Under Norwegian GAAP, the income statement must be presented according to a classification of expenses by nature. Under U.S. GAAP, classification of expenses by function is required.

Annex B—Summary of material differences between IFRS and Norwegian GAAP

International Financial Reporting Standards (IFRS) from 2005

In June 2002, the Council of Ministers of the European Union adopted a regulation requiring all listed EU companies to apply International Financial Reporting Standards (IFRS) in their consolidated financial statements for financial years starting on or after 1 January 2005. Countries may permit or require use of IFRS by unlisted companies or for statutory financial statements. Furthermore, a number of European national governments have proposed that banks and insurance companies also adopt IFRS. All International Accounting Standards (IAS) except IAS 32 and IAS 39 have recently been endorsed by the EU. In addition, The Committee of European Securities Regulators ("CESR") has recently issued a recommendation that the financial statements for 2003 should include a description of the areas where the company expects IFRS to have significant impact, that the financial statements for 2004 should quantify the significant effects and that the interim reporting for 2005 should be based on IFRS, with comparable information for 2004. The Oslo Stock Exchange has recently issued a circular in which they state that Norwegian group accounts need to present two years of comparative information. However the earliest period presented need not be restated on the basis of IFRS.

Developments in standards

The Norwegian Accounting Act has to be changed to enable the use of IFRS. A proposal for such changes was presented in August 2003, and according to this proposal, NOU 2003:23 Evaluering av regnskapsloven, the Norwegian translation of all IAS/IFRS's should be the basis for the consolidated accounts for all listed companies. The company accounts should be prepared under Norwegian GAAP ("Norwegian GAAP"). Based on the NOU, it is expected that it will be possible to prepare company accounts that are more or less identical to IFRS. However, it will also be possible to choose options bringing the company accounts away from the IFRS standards. The Norwegian accounting standards will, in general, be harmonized with IAS/IFRS, but will most likely contain options. The revised Norwegian accounting law is expected to come into force from 1 January 2005.

The Norwegian Accounting Standards Board ("NRS") has been "harmonizing" with IASB (International Accounting Standards Board) standards in recent years, and as a result, some standards appear to be very similar. However, the extent of actual differences (particularly in the detail) between the Norwegian version of the standards and the original IASB standard should not be underestimated. In addition, IASB covers areas that are not covered by NRS. While some of the changes/areas will be subtle and will not affect every Norwegian entity, there are a number of significant differences that will affect most entities.

Certain significant differences between Norwegian GAAP and IFRS relevant to our combined financial statements are summarized below. However, this summary does not purport to provide a comprehensive analysis, including quantification, of such differences but rather is a listing of potential differences in accounting principles related to the combined financial statements. The summary is based on Norwegian GAAP and IAS standards in force as of 31 December 2003. The differences have not been quantified, neither has a reconciliation of the Norwegian GAAP financial statements to IFRS been undertaken. Had such quantification or reconciliation been undertaken, other potentially significant accounting differences might have been identified, which are not identified below. Accordingly no assurance is provided that the identified differences in the summary below represent all the principal differences relating to the combined financial statements. In addition, no attempt has been made to analyse the differences in disclosure requirements between Norwegian GAAP and IFRS or to identify future/expected differences.

Differences in accounting principles

Long-term contracts

Although there are no material differences between Norwegian GAAP and IFRS in relation to the accounting treatment of construction contracts, there are some subtle differences which may result in differences in accounting treatment. Some of those differences are described below.

Under the group accounting principles contract bonuses and incentive payments are included in contract revenue when it is "highly probable that the specified performance standards will be met..." whereas IFRS uses "probable" (as opposed to "highly probable") as a criteria for revenue recognition. Depending on how this is practised the treatment under Norwegian GAAP may be more conservative than IFRS.

Under Norwegian GAAP with a contract that covers a number of assets, the construction of each asset may be treated as a separate contract when:

- separate proposals have been submitted for each asset;
- each asset has been subject to separate negotiation and the contractor and the customer have been able to accept or reject that part of the contract relating to each asset; and
- the costs and revenues of each asset can be identified.

Under IFRS such contracts must be accounted for as separate contracts.

Under Norwegian GAAP a group of contracts, whether with a single customer or with several customers, may be treated as a single construction contract when:

- the group of contracts is negotiated as a single package;
- the contracts are so closely interrelated that they are, in effect, part of a single project with an overall profit margin; and
- the contracts are performed concurrently or in continuous sequence.

Under IFRS such contracts must be grouped and accounted for as one single contract.

Under Norwegian GAAP borrowing costs should be capitalized if such costs are significant.

Under IFRS borrowing costs may be capitalized.

Property, plant and equipment—component accounting

There is no specific requirement under Norwegian GAAP to apply component accounting and accounting practice varies. Some enterprises accrue major overhaul and periodic maintenance costs over the period between overhauls / maintenance work.

Under IFRS there is a requirement to allocate the total expenditure on a fixed asset to its component parts and account for each component separately. This is the case when the component assets have different useful lives or provide benefits to the enterprise in a different pattern thus necessitating use of different depreciation rates and methods.

Property, plant and equipment—initial measurement

Under Norwegian GAAP interest incurred must be capitalized as part of the cost of property, plant and equipment.

IFRS provides a choice to either expense interest as incurred or capitalize as part of the asset.

Property, plant and equipment—measurement subsequent to initial recognition

Under IFRS there are two possible approaches to measurement of property, plant and equipment subsequent to initial recognition. The benchmark treatment requires an asset to be carried at cost less accumulated depreciation and impairment. Under the alternative treatment, revaluation of fixed assets at fair value is permitted, and the highest and best use to determine fair value of the asset may be utilized. Such revaluations should be made with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. The increase of the carrying amount of an asset as a result of a revaluation must be credited directly to equity under revaluation surplus, unless it reverses a revaluation decrease for the same assets that was previously recognised as an expense. In such a case, the increase must be recognized in the income statement. A revaluation decrease must be charged directly against any related revaluation surplus for the same asset, with any excess being recognised as an expense. An entity must assess annually whether there are any indications that

assets may be impaired. If there is any such indication, the assets must be tested for impairment. An impairment loss must be recognized in the income statement when an asset's carrying amount exceeds its recoverable amount.

Under Norwegian GAAP revaluations of fixed assets are not permitted.

Norwegian accounting regulations allowed up to the implementation of the revised Norwegian Accounting Act on 1 January 1999 for a revaluation of fixed assets if the value of such assets was assessed to be materially higher than book value. A revaluation was credited to shareholders' equity by the amount of the revaluation and could, in subsequent years, result in an increase in ordinary depreciation charges.

Business combinations

Under IFRS, business combinations are almost always accounted for as acquisitions and they require that the purchase method of accounting is used to portray the financial effect of an acquisition. IFRS severely restricts the circumstances in which transactions can be recognized as uniting of interests. Specific IFRS guidance about business combinations excludes from its scope transactions among entities under common control.

In addition to business combinations included in the IFRS scope, Norwegian GAAP also describes how to account for business combinations among enterprises under common control or business combinations among enterprises with identical owners.

Under Norwegian GAAP the following criteria, which are slightly different from those of IFRS, are used to identify whether a business combination should be accounted for as uniting of interests:

- *Share for share*: At least 90 percent of the voting common shares of the combining enterprises are exchanged for shares rather than cash.
- *Value of share capital:* The nominal value of share capital issued must not be greater than the book value of acquired assets and liabilities.
- *Relative size*: Similar to IFRS, the fair values of the parties must not be significantly different. However, Norwegian GAAP states specifically that the effect of transactions that occurred prior to the business combination and which were entered into for the purpose of fulfilling the relative size criteria should be excluded when evaluating the relative sizes. In addition, the relative sizes should be within a 48 percent / 52 percent ratio.

Other business combinations must be accounted for using purchase accounting.

Date of acquisition

Under Norwegian GAAP the valuation of the acquired assets and liabilities may be based on values at the agreement date. The date on which effective control is transferred can also be used. The agreement date usually is the date on which the Board of Directors approve the business combination, or the date on which the letter of intent is announced. The profit or loss earned by the acquiree during the period between the agreement date and the date for transfer of control should be booked directly to equity in the consolidated financial statements.

Under IFRS the date which effective control is transferred must be used.

Cost of acquisition

Under Norwegian GAAP the cost of acquisition can be determined at the agreement date, or at the date on which effective control is transferred to the acquirer. The method of determining the cost of acquisition is consistent with IFRS except for the following:

- The cost of issuing equity securities must be deducted from equity as a reduction to paid-in capital.
- Internal costs are not included in acquisition costs.

Amortization of goodwill

Under Norwegian GAAP, goodwill arising on acquisition of investments in subsidiaries is capitalized and amortized over its useful life, usually less than 20 years.

Under IFRS, there is a rebuttable presumption that the useful life of goodwill does not exceed 20 years. In certain limited cases goodwill may be demonstrated to have a useful life in excess of 20 years. If the useful life does exceed 20 years, amortization is still mandatory and the reasons for rebutting the 20-year maximum useful life presumption must be disclosed.

Restructuring provisions

Under Norwegian GAAP a restructuring provision can only be recognized if the main features of the restructuring plan have been developed and announced on or before the balance sheet date; the restructuring costs must be identified and specified in a restructuring plan; and the plan must be in place within three months of the acquisition in the case of business combinations. Further, it is permitted to take into account anticipated gains from the expected disposals of assets when estimating a restructuring provision if the disposal is an integral part of the restructuring plan.

Under IFRS there is no requirement that the restructuring plan must be in place within three months of the acquisition but its implementation needs to be planned to begin as soon as possible and to be completed in a timeframe that makes significant changes to the plan unlikely. Anticipated gains from the expected disposals of assets may not been taken into account when estimating a restructuring provision.

Research and development costs

Under Norwegian GAAP research and development costs can be either capitalized or expensed as incurred. Therefore research and development costs may be expensed even if they meet the capitalization criteria. If costs are capitalized, this treatment must be applied consistently for all such costs.

Under IFRS research costs must be expensed as incurred whilst development costs must be capitalized given that certain criteria are met.

Dividends

Under Norwegian GAAP dividends are recognized as a liability as soon as they are proposed, i.e. they are accounted for in the period to which they pertain and not in the period in which they are declared. Dividends are presented on the face of the income statement.

Under IFRS dividends are not recognized as a liability until they are declared.

Leasing arrangements

Accounting for leases under IFRS is not significantly different from Norwegian GAAP. However, under Norwegian GAAP lessees should recognize finance leases as assets and liabilities at amounts equal at the inception of the lease at the present value of the minimum lease payments. In determining the present value, there is a choice between using the interest rate implicit in the lease and using the lessee's incremental borrowing rate.

Under IFRS the lessee should recognize finance leases as assets and liabilities at amounts equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. In determining the present value the discount factor is the interest rate implicit in the lease, if this is practicable to determine, if not, the lessee's incremental borrowing rate should be used.

Unlike IFRS, Norwegian GAAP does not regulate the accounting treatment by lessors.

Defined benefit plans

The accounting for defined benefit plans is similar under IFRS and Norwegian GAAP. However there are some differences that may have significant impact and which are described below.

Under Norwegian GAAP a long-term risk-free interest rate may be used to discount plan liabilities.

Under IFRS the discount rate used to determine plan liabilities should be determined by reference to market yields at the balance sheet date on high quality corporate bonds, alternatively, in markets where there is no highly liquid market in such bonds, the market yields on government bonds should be used.

Under Norwegian GAAP the effect of implementing the accounting for defined benefit plans may be recorded directly to equity in the opening balance sheet. Alternatively, a minimum net liability may be recognized immediately, and the remaining liability is distributed over the average expected remaining working lives of employees or a shorter period.

Under IFRS the effect of implementing the accounting for defined benefit plans may be expensed immediately or expensed on a straight-line basis over five years.

Under Norwegian GAAP there is no asset ceiling test. However net pension assets may only be recognized in the balance sheet if it can be made probable that the assets will be utilized in the future.

Under IFRS there is an assets ceiling test to ensure that a gain is not being recognized solely as a result of an actuarial loss or past service cost in the period or in a loss being recognized solely as a result of an actuarial gain in the period.

Deferred tax

Under Norwegian GAAP a deferred tax liability or a deferred tax asset is recognized in full for all taxable temporary differences. However, companies must evaluate the probability of deferred tax assets being realized, when they are established.

Under IFRS, there are exceptions to recognizing taxable temporary differences.

Under Norwegian GAAP there is in general no discounting. However, deferred tax on excess values may be discounted. Furthermore, deferred tax in certain businesses, for example in the shipping business, may be discounted.

Under IFRS discounting of deferred taxes is prohibited.

Impairment of fixed assets

The accounting for impairment of fixed assets is similar under IFRS and Norwegian GAAP. However, the current Norwegian GAAP standard has only been in effect for accounting periods beginning on or after 1 January 2003 (with earlier application permitted). The previous Norwegian GAAP method was similar to US GAAP, using nominal cash flows to test whether an asset may be impaired. As both IFRS and the new Norwegian GAAP standard use indicators (external and internal) to test whether an asset may be impaired, this may result in earlier recognition of impairment provisions under new Norwegian GAAP and IFRS.

Financial instruments

Norwegian accounting legislation does not deal specifically with the recognition and measurement of financial instruments, except for certain financial instruments held for trading; nor does it define the terms "financial instruments" or "derivatives", but in some instances refers to various financial instruments listed in legislation. Furthermore, there is no accounting standard for financial instruments. Due to lack of regulation, accounting practice in Norway varies.

Under Norwegian GAAP classification of a financial instrument as a liability or equity generally follows the legal form of the instrument.

Under IFRS there are specific categories into which all financial instruments must be classified for accounting purposes.

Under Norwegian GAAP, in order to be carried at fair value, financial instruments, including derivatives, have to be held for trading and meet certain criteria set out in the Accounting Act The "held-to maturity accounting method" is not allowed (except for debt securities held by insurance enterprises).

Under IFRS financial instruments classified as trading or available-for-sale are carried at fair value. Originated loans or receivables or held-to-maturity assets are carried at cost/amortized cost.

Under Norwegian GAAP the accounting treatment of forward premium/discount varies but often it is amortized on a straight-line basis.

Under IFRS forward premium/discount is measured at fair value together with the derivative.

Under Norwegian GAAP, with limited exceptions, recognized changes in fair value must be recorded in the income statement.

Under IFRS, on initial adoption of IAS 39, an enterprise has a one-time policy choice for available-for-sale assets of either taking all fair value gains and losses through the income statement, or recognizing all fair value gains and losses directly in equity.

Under Norwegian GAAP, in many cases an impairment loss is not recognized unless it is other than temporary. A non-current asset is impaired if its fair value is less than its carrying amount and the unrealized loss is other than temporary. The market price is normally considered to be the best estimate of fair value. The Oslo Stock Exchange has suggested that financial instruments classified as non-current assets could, in some cases, be valued above the observable market price as a large holding of an investment in equity securities may be valued higher by a particular investor than by the market in general. This is not permitted under IFRS.

Under IFRS a held-to maturity asset or an originated loan or receivable is impaired if it is probable that the enterprise will not be able to collect all amounts due according to the contractual terms. The impairment loss recognized in the income statement is the difference between the carrying amount and the recoverable amount, which is calculated by discounting the expected future cash at the original effective interest rate. For trading and available for sale assets where changes in fair value are recognized in the income statement, impairment is not relevant because impairment losses are recognized automatically through the fair value measurement.

Under Norwegian GAAP split accounting for compound financial instruments is rare.

Under IFRS split accounting of compound instruments is required where there are both liability and equity characteristics.

Under Norwegian GAAP there are no specific rules for derecognition of financial assets and practice varies.

Under IFRS there are specific rules for derecognizing financial assets and financial liabilities.

Hedge accounting

Norwegian accounting regulation states that when hedging, gains and losses on the hedging instrument and the hedged item should be recognized through the income statement in the same period. However the regulation does not give any detailed guidance on hedge accounting As there is no accounting standard, practice is to some extent based on the main principles found in international standards and to some extent based on practice prior to IAS 39 and under U.S. GAAP. However, the overall effect is that the Norwegian practice for hedge accounting varies and is applied more freely than under IFRS, although changes in the fair value of hedging instruments normally are deferred. Also the accounting for embedded derivatives varies.

IFRS sets out specific conditions that apply for hedge relationships to qualify for hedge accounting. These conditions may be different and to some extent stricter than the accounting practice in Norway.

Norwegian GAAP does not categorize the various types of hedges.

Under IFRS hedges fall into three categories:

- Fair value hedges
- Cash flow hedges
- Net investment hedges

Cash flow hedges

Under Norwegian GAAP, when hedging future transactions, changes in the fair values of the hedging instruments normally would be deferred.

Under IFRS the hedging instrument is stated at fair value with changes therein, related to the effective portion of the hedging instrument, taken directly to equity immediately. Any hedge ineffectiveness is recorded in the income statement. The effective portion of the hedging instrument is later recycled out of equity when the future transaction either:

- results in a recognized asset or liability, in which case the amount accumulated in equity is recognized as an adjustment to the carrying amount of that asset or liability; or
- otherwise affects the income statement, in which case the amount accumulated in equity is recognized in the income statement.

Foreign currency translation

Under Norwegian GAAP monetary items may be measured in foreign currency at the balance sheet date before being translated using the exchange rate at the balance sheet date.

Under IFRS monetary items are translated at the exchange rate at the balance sheet date.

Under Norwegian GAAP the financial statements of a foreign entity in a hyperinflationary economy may be measured as if its functional currency were its parent's reporting currency.

Under IFRS, before translating the financial statements of a foreign enterprise whose measurement currency is hyperinflationary, the financial statements are restated in terms of the measuring unit current at the balance sheet date (i.e. the current purchasing power concept is used). It is not an acceptable alternative for the financial statements of the subsidiary to be kept in a non-hyperinflationary currency unless that currency is the subsidiary's measurement currency. After restatement all items in the financial statements are translated using the closing rates.

Income statement presentation

Under Norwegian GAAP there is a prescribed format for the income statement, only allowing expenses to be analysed by type.

Unlike IFRS, appropriations of the profit/loss to the reserve for measurement differences, other retained earnings, proposed dividends and distributed group contribution are normally shown on the face of the income statement.

Under Norwegian GAAP guidance as to which items may be offset is not given specifically in the accounting standards; consequently accounting practice may differ from IFRS.

Cash flow statement

Norwegian GAAP is similar to IFRS in respect of cash and cash equivalents except that:

- bank overdrafts normally are a part of the enterprise's financing activities, and should be presented as a liability rather than as a deduction from cash; and
- investments in shares and similar investments will not satisfy the required insignificant currency risk and insignificant risk of change in share price.

Under Norwegian GAAP, unlike IFRS, interest, dividends received and all taxes are classified as operating activities, while dividends paid are classified as financing activities. In other respects, Norwegian GAAP is similar to IFRS.

Statement of recognized gains and losses/statement of changes in equity

Under Norwegian GAAP a reconciliation of changes in equity must be shown in the notes to the financial statements and not as a separate statement. A statement of recognized gains and losses may be shown as a separate statement, but is not required.

Under IFRS there is a choice of presenting as a primary statement either a statement of recognized gains and losses or a statement of changes in equity, which incorporates total recognized gains and losses. If presented, the components of the statement of recognized gains and losses are the gains and losses of the period attributable to shareholders, excluding transactions with shareholders.

First-time adoption issues

The differences described herein are differences in accounting principles between Norwegian GAAP and IFRS in force as of 31 December 2003. In addition to those issues there are implementation issues in respect of first-time adoption of IFRS.

In June 2003, the IASB (International Accounting Standards Board) issued IFRS1 First-time adoption of International Financial Reporting Standards. This standard sets out how a first-time adopter should prepare the first IFRS financial statements. The standard gives the producer of the financial statements certain choices to make the implementation of IFRS less burdensome. We have not decided if and when consolidated IFRS statements will be issued in the future, nor decided which of the choices in IFRS 1 to apply.

The general rule for a first-time adopter is to apply IFRS retrospectively. However, to make the first-time adoption less burdensome, a first-time adopter is given some exemptions in respect of how to account for certain balance sheet items. Depending on how those exemptions are applied, the opening balance sheet of a first-time adopter may be significantly different from that of the corresponding Norwegian GAAP closing balance sheet.

One of the major potential impacts on the IFRS opening balance sheet is the possibility to elect to set all unrecognized actuarial gains and losses in the group's defined benefit plans (pensions) to zero. If the group elects to do this, this may significantly affect the IFRS opening equity.

Business combinations are another area where there are exceptions to the general rule of retrospective application of IFRS. A first-time adopter may elect not to restate all business combinations which took place before the opening balance sheet date. This means that a business combination which under Norwegian GAAP has been accounted for using the uniting of interest method and, under IFRS, would be accounted for using purchase accounting, the original classification (uniting of interest) may be carried forward in the IFRS opening balance sheet. If however a first-time adopter elects to restate a business combination all business combinations after the first restatement must be restated (e.g. if a business combination on 1 July 2002 is restated all business combinations after that date must be restated).

The above are only two examples of areas where, depending on the elections made by a first-time adopter, the IFRS opening balance sheet may be significantly different from the corresponding Norwegian GAAP closing balance sheet.

As we have not yet analyzed the outcomes of the various possibilities that are available to a first-time adopter we have not made any attempt to describe the potential impacts the various elections may have on the combined financial statements presented herein.

Index to Combined Financial Statements

Report of the Independent Auditors to the directors of Aker Kværner O&G Group AS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Aker Kværner O&G Group AS:

We have audited the accompanying combined balance sheets of the oil and gas businesses of Aker Kværner ASA as of 31 December 2003 and 2002, and the related combined statements of profit and loss and cash flows for each of the years in the three year period ended 31 December 2003, as defined in the combined financial statements. These oil and gas businesses have been and will be reorganized under the ownership of Aker Kværner O&G Group AS, ultimately owned 100% by Aker Kværner ASA. These operations are included in the accompanying combined financial statements for periods that they were under common ownership and common management. These combined financial statements are the responsibility of Aker Kværner ASA's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Norway. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above, present fairly, in all material respects, the combined financial position of the oil and gas businesses of Aker Kværner ASA as of 31 December 2003 and 2002, and the combined results of their operations and their cash flows for each of the years in the three year period ended 31 December 2003, in conformity with accounting principles generally accepted in Norway and the statement of accounting principles.

The accompanying combined financial statements present the combined assets, liabilities and owners' equity and the related combined revenues and expenses during periods the operations were owned and managed by Aker Kværner ASA. The financial position, results of operations and cash flows reflected in the accompanying financial statements are not necessarily indicative of those that would have resulted had these oil and gas businesses operated on a separate, stand-alone basis.

Oslo, 10 March 2004
KPMG AS

Ole M. Klette
State Authorized Public Accountant (Norway)

Combined profit and loss accounts

1 JANUARY – 31 DECEMBER

Amounts in NOK millions	Note	2003	2002	2001
Operating revenues	4	**20,386**	**20,535**	**14,056**
Materials, goods and services		10,836	10,364	7,012
Salaries, wages and social security costs	14, 16	7,288	7,800	4,455
Other operating expenses	14	1,497	1,503	2,052
Depreciation and goodwill amortisation	10.11	466	452	242
Total operating expenses		**20,087**	**20,119**	**13,761**
Operating profit before exceptional items		**299**	**416**	**295**
Exceptional items	4	0	(81)	0
Operating profit	4	**299**	**335**	**295**
Net financial items	17, 18	**(79)**	**(89)**	**116**
Profit before tax		**220**	**246**	**411**
Tax	12	(99)	(115)	(108)
Net profit		**121**	**131**	**303**
Minority interests		**5**	**2**	**(2)**
Majority share		**116**	**129**	**305**

Combined balance sheets

AS AT 31 DECEMBER

Amounts in NOK millions	Note	2003	2002
Assets			
Fixed assets:			
Deferred tax assets	5, 12	75	113
Goodwill and other intangible assets	5, 10, 11	3,303	3,487
Total intangible fixed assets		**3,378**	**3,600**
Total tangible fixed assets	5, 10	**1,077**	**1,434**
Other long-term receivables	5, 16	30	9
Interest-bearing long-term receivables	20, 21	30	61
Long-term investments	18, 19	104	103
Other long-term financial assets	18	48	101
Total financial assets		**212**	**274**
Total fixed assets		**4,667**	**5,308**
Current assets:			
Interest-bearing short-term intergroup receivables	20, 23	1,537	3,109
Interest-free short-term intergroup receivables	23	1,470	862
Other current operating assets	5, 6, 7	5,211	5,085
Total receivables and other current assets		**8,218**	**9,056**
Total cash, bank deposits and Aker Kværner ASA cash pool	20	1,753	873
Total current assets		**9,971**	**9,929**
Total Assets		**14,638**	**15,237**
Liabilities and Owners' Equity			
Equity:			
Capital paid in	3	0.1	0
Other equity	3	(338)	2,661
Minority interests		60	57
Total equity including minority interests		**(278)**	**2,718**
Liabilities:			
Deferred tax liabilities	5, 12	236	257
Other long-term liabilities	5, 16	286	409
Total long-term liabilities		**522**	**666**
Interest-bearing long-term debt	20, 22, 24	79	18
Total long-term debt		79	18
Interest-bearing short-term intergroup debt	20, 23	4,373	2,870
Interest-free short-term intergroup debt	23	5,222	3,962
Other current operating liabilities	5, 8, 9	4,720	5,003
Total current liabilities		**14,315**	**11,835**
Total liabilities		**14,916**	**12,519**
Total Liabilities and Owners' Equity		**14,638**	**15,237**

Lysaker, 10 March 2004
Board of Directors of Aker Kværner O&G Group AS

Ørjan Svanevik (Chairman) | Eiliv Gjesdal (CEO) | Gabriella Bastiani

Combined statement of cash flows

1 JANUARY – 31 DECEMBER

Amounts in NOK millions	2003	2002	2001
Cash flows from operating activities			
Profit before tax	220	246	411
Income taxes paid	(21)	(12)	(21)
Depreciation and amortisation	466	452	242
Write-down of long term investments	–	6	1
Profit on disposal of fixed assets	(67)	–	–
Profit(-) / loss(+) from associated companies	(10)	1	(11)
Changes in other net operating assets	(467)	(42)	(426)
Net cash flows from operating activities	**121**	**651**	**196**
Cash flows from investing activities			
Acquisition of businesses (-) net of net cash acquired (+)	–	(800)	(166)
Purchase of fixed assets	(338)	(346)	(88)
Disposal of fixed assets	386	263	35
Net changes in other long-term assets	40	(29)	47
Net cash flows from investing activities	**88**	**(912)**	**(172)**
Cash flows from financing activities			
Proceeds (+)/repayments (-) of long-term debt	58	(11)	21
Changes in intergroup borrowings	544	228	645
Net cash flow from financing activities	**602**	**217**	**666**
Translation adjustments	69	(241)	(58)
Net decrease(-)/ increase (+) in cash and bank deposits	**880**	**(285)**	**632**
Cash and bank deposits and Aker Kværner ASA cash pool as at 1 January	873	1,158	526
Cash and bank deposits and Aker Kværner ASA cash pool as at 31 December	**1,753**	**873**	**1,158**

Statement of Accounting Principles

General

These accounts are based on company accounts prepared and presented in conformity with Norwegian legislation and Norwegian generally accepted accounting principles including the transaction, accrual, matching, prudence and congruency principles. In cases of uncertainty, best estimates are utilised and the effects of hedging are taken into consideration. The accounts are prepared under consistent principles and in accordance with the going concern principle.

Formation of the new oil and gas group

Aker Kvaerner ASA including subsidiaries and affiliates is in the process of completing a corporate restructuring of its oil and gas business. In March 2004, Aker Kvaerner ASA organised substantially all of its oil and gas businesses in a new legal structure with Aker Kværner O&G Group AS as the parent company (100% controlled by Aker Kvaerner ASA). Previously, some of these oil and gas businesses were owned by various intermediate holding companies within the Aker Kvaerner ASA group. Aker Kvaerner ASA transferred its remaining oil and gas businesses, primarily based in the United States and Brazil under the ownership of Aker Kværner O&G Group AS during March 2004. The combined group accounts have been prepared on a historical cost basis for all periods where these businesses, including those in the United States and Brazil (collectively referred to as the new oil and gas group, the new group or group) were controlled by Aker Kvaerner ASA.

Accordingly, the results from operations of Aker Maritime ASA's oil and gas business, which was acquired in a merger in March 2002, have been reflected in the combined group financial statements from the merger date. The acquisition of Aker Maritime ASA's oil and gas business was accounted for as a purchase and acquired assets and liabilities were stated at fair value.

Pro forma financial statements have been presented to reflect the transaction with Aker Maritime ASA's oil and gas business as if the merger became effective as of 1 January 2001 and to reflect certain other adjustments described in note 1.

The primary differences between the new group and the former oil and gas business area of Aker Kvaerner ASA relate to certain businesses that have been transferred to, or from, the Engineering and Construction business of Aker Kvaerner ASA.

The combined financial statements include the results from operations of oil and gas businesses that will form part of the new oil and gas group. The activities of oil and gas businesses sold to third parties prior to 31 December 2003 have been excluded. In addition, certain balance sheet items that will not be included in the balance sheet of the new oil and gas group have been excluded from the combined financial statements and the net effects are shown as changes in equity in the appropriate periods.

The formation of the new oil and gas group included many transactions with companies ultimately owned by Aker Kvaerner ASA, at values differing from historical cost. Gains and losses on transactions within the new oil and gas group have been eliminated in the combined financial statements. To the extent that these transactions were with companies owned outside of the new oil and gas group, but ultimately owned by Aker Kvaerner ASA, the difference between the historical basis and the new basis for assets and liabilities have been accounted for as increases or decreases in equity. The financial position, results from operations and cash flows of the new oil and gas group are not necessarily indicative of the results that would be achieved as if these businesses had operated on a separate, stand-alone basis for the periods presented.

Aker Kvaerner ASA's head office operations have historically incurred costs on behalf of its oil and gas businesses. Aker Kvaerner ASA has a policy of charging these direct costs, which include costs related to certain shared services and facilities, to the businesses. The combined financial statements do not include an allocation of certain corporate costs that only indirectly benefits the oil and gas business such as corporate accounting, legal, treasury, taxation, and efforts spent by corporate officers and employees on oil and gas matters. Refer also to note 1.

Provisions recorded at the Aker Kvaerner ASA corporate level, but related to the ongoing operations of the new oil and gas group, have been reflected in the accompanying combined financial statements in the appropriate period.

Certain companies included in the new oil and gas group are able to share tax losses with other companies that are ultimately owned by Aker Kvaerner ASA. The combined financial statements present tax expense as if the new oil and gas group operated on a stand-alone basis. The effects of sharing tax losses with companies outside the new oil and gas group to reduce payable taxes are reflected as adjustments in owners' equity in the periods they occur. Had the new oil and gas group been a stand-alone entity for all periods presented, actual income taxes and deferred income taxes would have been different. The tax effects of future transactions involving Aker Kvaerner ASA and its subsidiaries that impact the oil and gas group, but are unrelated to its operations, will be accounted for as owners' equity transactions if and when they occur.

Elimination of intra-Group transactions

All material transactions, profits and balances between companies in the new Group are eliminated.

Elimination of investments in Group companies

Investments in Group companies are eliminated in the combined accounts using the acquisition method. The difference between the purchase price of the shares and the book value of the net assets acquired as at the acquisition date is analysed. Any excess of purchase price over fair value, due to expectations of future profits, is capitalised as goodwill and amortised in the profit and loss account in accordance with the underlying assumptions but with no less than 5 per cent annually.

Translation of foreign accounts

Profit and loss accounts of non-Norwegian entities are translated to Norwegian kroner (NOK) using the average exchange rates for the year. The balance sheets of non-Norwegian entities are translated to NOK at the year-end exchange rates. Differences arising from varying rates of exchange compared to exchange rates at the year-end are taken to equity. The same applies to the effect of exchange rate fluctuations on loans in the entities' reporting currency which were raised to hedge the balance sheet value of the Group's investment.

Associated companies and jointly controlled activities

Associated companies are undertakings in which the Group holds between 20 and 50 per cent of the voting shares and is in a position to exercise considerable influence. Investments in associated companies are accounted for in accordance with the equity method. The Group's share of the results is based on the Company's profit after income tax less amortisation of acquisition costs in excess of the book value of equity. Profits in associated companies are included within the financial income caption in the consolidated accounts and included in the balance sheet under long-term investments. Jointly controlled activities are entered on a gross basis and included proportionately in the individual lines in the Group's profit and loss account and balance sheet.

Valuation and classification principles

Current assets and liabilities

Items in the operating cycle and items falling due within one year are classified as current assets and liabilities.

Cash, bank deposits and Aker Kvaerner ASA cash pool

Cash, bank deposits include other monetary instruments with original maturities of 90 days or less. Balances on deposit with the Aker Kvaerner ASA cash pool represent intercompany amounts receivable from Aker Kvaerner ASA's internal bank. Aker Kvaerner ASA's cash pool amounts have been netted against related overdraft accounts.

Shares

Investments in shares are valued on a portfolio basis at the lower of the acquisition cost and the market value. Items classified as current assets and long-term financial assets are valued separately.

Contracts

The Group's activities relate mainly to customer contracts entered into prior to production.

Engineering and construction contract revenues are recognised using the percentage of completion method, based primarily on contract cost incurred to date compared to estimated contract costs. When the final outcome of a contract cannot be reliably estimated, contract revenue is recognised only to the extent of costs incurred that are expected to be recoverable. Losses on contracts are fully recognised when identified.

Contract revenues include variation orders, disputed amounts and incentive bonuses which are recognised when, in management's view, their realisation is probable and the amount can be measured reliably.

Contract costs include costs that relate directly to the specific contract and costs that are attributable to contract activity in general and can be allocated to the contract. Costs that cannot be attributed to contract activity or cannot be allocated to a contract are excluded from the costs of a construction contract.

Bidding costs are capitalised when it is probable that the company will be the preferred bidder. All other bidding costs are written-off as incurred.

Calculated interest effects of capital engaged on work in progress, less prepayments from customers, are taken into account when assessing the correct profit attributable to the work performed.

Accumulated income is classified as operating income in the profit and loss account. Contracts in progress are classified as short-term receivables. Payments by customers are deducted from the value of contracts under the same contract or, to the extent they exceed this value, disclosed as advances from customers.

The Group will at any time be involved in a number of disputes and claims as described in note 13. The accounting treatment in relation to such matters is based on the information and advice available to management at the time. Inevitably, such circumstances and information may be subject to change in subsequent periods and thus the eventual outcome may be better or worse than estimates.

Stocks

Raw materials and components are valued at the lower of purchase cost and net realisable value. Work in progress and finished goods are valued at the lower of production cost and net realisable value. First-in, first-out (FIFO) or weighted average methods are used for stock withdrawals.

Future loss provisions

Any foreseeable losses for future work on signed construction contracts have been expensed and are classified as accrued costs / provisions in the balance sheet.

Maintenance

As a general rule maintenance costs are charged to expense as incurred. Upgradings and replacements of fixed assets are capitalised.

Fixed assets/depreciation

Fixed assets are stated at historical cost net of accumulated depreciation and amortisation or at estimated fair value if this is less and not incidental. Depreciation and amortisation is provided on

a straight-line basis at rates calculated to amortise each asset over its expected economic life. Profits or losses on the disposal of fixed assets in the ordinary course of business are included in operating profit.

Impairment of long-lived assets

Goodwill and other tangible and intangible fixed assets are evaluated for impairment when events or circumstances indicate that the carrying amounts may not be appropriate. This evaluation is based on a comparison of the carrying value of the asset to fair values, which is generally based upon discounted future cash flows. Goodwill is generally evaluated for impairment at the segment reporting level because the businesses within each segment cooperate on customer projects.

Accounts receivable and payable in foreign currency

Assets and liabilities in foreign currency are valued at year-end exchange rates. The Group's currency exposure is managed as a portfolio so that the exposure from individual items is netted against reverse exposure in other items. Forward contracts and foreign currency swap transactions are entered into to switch a loan receivable from one currency to another. The loan receivable is then accounted for as if it was denominated in the other currency. The loan receivable is valued according to the spot-rate while the difference between the spot and forward-rate is accounted for as interest. Customer contracts and subcontractor contracts denominated in foreign currency cause currency risks. Such risks are normally hedged by entering into forward contracts to sell/purchase corresponding currency amounts. The hedging instruments are not separately reflected in the accounts but influence the accounting of the hedged position.

Leasing

Leasing contracts are classified as financial or operational. A finance lease is a leasing contract whereby the main risks and rewards attributable to the ownership of an asset are transferred to the lessee. A finance lease is accounted for as if the asset is acquired and depreciated accordingly, while the lease obligation is accounted for as a long-term interest-bearing liability.

Research and development costs

Costs associated with the development of new products and production processes are ordinarily expensed as incurred.

Retirement benefit costs and provision for retirement benefits

Some Group companies have retirement benefit plans that give the employees a right to receive future benefits upon termination of service (Defined Benefit Plans). The benefits are determined by a formula based on the number of years of service and the expected salary upon retirement. The retirement benefit cost is derived from assumptions regarding the discount rate, expected future salary increases and regulations of future benefits. The effect of changes in assumptions and valuations are taken into account when they exceed 10% of the highest of the gross pension liability and the prepayment. The profit and loss effects of such changes are recognised over the expected remaining average working lives of employees.

Some subsidiaries have defined contribution plans. Contributions to these plans are expensed when they are paid.

Deferred tax

Deferred tax is calculated on timing differences resulting in obligations to pay more or less tax in the future. Deferred tax on operations is calculated using the appropriate tax rate as of the balance sheet date and are not discounted. Tax assets are calculated based on tax- reducing temporary differences and tax losses carried forward, taking into account the probability of sufficient future taxable income becoming available within the various tax regimes in which the Group operates.

The tax cost includes taxes payable and the change in deferred tax liabilities/ assets.

Exceptional items

Exceptional items comprise:

- material gains/losses on sale of businesses.
- material special items which are either unusual or not expected to recur frequently or regularly.

Presentation of intergroup balances in the statement of cash flows

Intergroup receivables and debt with entities outside the new oil and gas group that are ultimately owned by Aker Kvaerner ASA have been netted and presented as financing activities in the combined statement of cash flows.

1. *Pro forma* combined financial statements

The parent company of the group, Aker Kværner O&G Group AS is owned 100% by Aker Kværner OGEP ASA, which is a direct, wholly-owned subsidiary of Aker Kværner ASA. In March 2004, the Aker Kværner ASA group was reorganised to segregate the oil and gas related businesses from the other business activities of the Aker Kværner ASA group. Aker Kværner O&G Group AS now directly or indirectly controls all oil and gas businesses.

Pro forma disclosures provided for informational purpose have been prepared based on the assumptions stated below. These *pro forma* statements reflect the planned capitalisation of the group and the results from operations of Aker Maritime ASA's oil and gas businesses before the merger, and certain other adjustments described below.

The information concerning the oil and gas business ultimately owned by Aker Kværner ASA for all periods presented is derived from historical financial information that form the basis of these combined accounts.

Capitalisation

The re-capitalisation of the new oil and gas group has not been completed. All asset transfers between related companies have been at market values however, the transactions have been accounted for using historical value in the combined financial statements. The difference between the consideration paid and recorded amounts has been charged to equity. This accounting effect has reduced the owners' equity below zero at 31 December 2003.

The *pro forma* combined balance sheet has been prepared assuming conversion of intergroup debt to equity of approximately NOK 3.9 billion as of 31 December 2003. After the conversion and the effects of the *pro forma* deferred tax adjustment, resulting in an increase of NOK 320 million described below, the group will have owners' equity of approximately NOK 3.9 billion.

Owners' equity after conversion of debt at 31 December has been rolled-back from the ending balance as of 31 December 2003 reflecting the effects of *pro forma* adjustments. Interest-bearing intergroup loans of approximately NOK 3 billion to be refinanced in 2004 has been held constant in the *pro forma* periods.

The average annual interest rates on interest-bearing debt and liquidity have been set at 7.25% and 2% respectively, increasing net financial expenses compared to the historical combined income statements by NOK 106 million in 2003, NOK 108 million in 2002 and NOK 253 million in 2001.

Aker Maritime ASA Merger

Aker Maritime ASA's oil and gas business was merged with Aker Kværner's oil and gas business in March 2002 and accordingly is not reflected in the 2001 financial statements. *Pro forma* disclosures are provided for informational purposes only and are not necessarily indicative of

actual results that would have been achieved had the transactions and adjustments described below occurred during the periods presented.

Historical information for the Aker Maritime ASA oil and gas business was derived from audited financial statements for 2001 and unaudited financial statements for the two-month period ended 28 February 2002. The merger has been included in the *pro forma* financial statements as if it was completed at the beginning of 2001, increasing *pro forma* operating revenues and operating profit after exceptional items by NOK 1,362 million and NOK 23 million in 2002 and NOK 8,836 million and NOK 496 million in 2001, respectively.

The fair value of shares issued by Aker Kværner ASA in connection with the merger was estimated at NOK 2.8 billion and the goodwill estimated at approximately NOK 1.4 billion (in addition to the goodwill in the balance sheet of Aker Maritime ASA's oil and gas business of approximately NOK 2.0 billion) is amortised over 20 years, beginning 1 January 2001. This resulted in *pro forma* increases in amortisation expense of NOK 32 million in 2002 and NOK 184 million in 2001. Goodwill at the beginning of the *pro forma* period has been increased reflecting *pro forma* amortisation expense, as the goodwill at the end of the *pro forma* period has been set equal to the goodwill balance in the combined historical balance sheet at 31 December 2003.

In 2001, NOK 164 million in gains regarding the sale of property and shares were classified as exceptional items in the accounts of Aker Maritime oil and gas business.

The accounting principles of the combined businesses are substantially comparable. Thus, no adjustments have been made to the *pro forma* combined financial statements to harmonise the accounting principles. Reclassifications have been made from operating to exceptional items regarding the oil and gas business of Aker Maritime ASA.

No attempt has been made to estimate the financial effects of restructuring activities that could have been realised if the merger had been completed at the beginning of 2001.

Other

Aker Kværner ASA management believes costs reflected in the 2002 and 2001 *pro forma* combined financial statements approximates those that would be incurred if the oil and gas businesses had operated on a standalone basis. As to 2003, indirect management costs were to a lesser extent charged to the operational businesses. Thus, to reflect the future organisation of the oil and gas group, head office costs in 2003 have been reviewed and a further NOK 60 million charge has been allocated in the *pro forma* accounts based on estimated utilisation of head office services.

Income tax expense in all periods has been normalised to reflect the statutory rate in Norway of 28%. Upon completion of conversion of debt into equity, a loss will arise for tax purposes that will be available to offset future taxable income in Norway for Aker Kværner O&G Group AS and its more than 90% owned subsidiaries. A portion of the potential tax benefits totaling approximately NOK 320 million has been included in the *pro forma* combined balance sheet at the beginning of the *pro forma* period.

Pro forma combined profit and loss accounts
1 January - 31 December

Amounts in NOK millions	2003	2002	2001
Operating revenues	20,386	21,897	23,350
Operating expenses	19,680	20,961	22,234
Depreciation and goodwill amortisation	466	497	489
Operating profit before exceptional items	**240**	**439**	**627**
Exceptional items	–	(81)	164
Operating profit	**240**	**358**	**791**
Net financial items	(185)	(197)	(137)
Profit before tax	**55**	**161**	**654**
Tax	(8)	(45)	(183)
Net profit	**47**	**116**	**471**

Pro forma combined balance sheets
As at 31 December

Amounts in NOK millions	2003	2002
Intangible assets	3,464	3,665
Tangible fixed assets	1,077	1,434
Other long term assets	212	274
Current operating assets	5,214	5,085
Cash, bank and short-term investments	2,082	1,785
Total assets	**12,049**	**12,243**
Equity	3,860	3,710
Minority interests	60	57
Long-term borrowings	79	18
Other long-term liabilities	286	409
Intergroup borrowings	3,045	3,045
Current operating liabilities	4,719	5,004
Total liabilities and equity	**12,049**	**12,243**
Equity as a percentage of total assets	32%	30%

2. Significant transactions

2.1 Acquistions

All acquisitions described below have been accounted for in accordance with the acquisition method.

Acquisition of Enercon Engineering, Inc.

In May 2001, Enercon Engineering Inc. (Enercon), based in Houston, Texas U.S.A. was acquired for cash consideration of NOK 166 million. Goodwill of NOK 157 million resulted from the transaction. *Pro forma* information has not been provided as this was not a significant transaction.

Merger with Aker Maritime ASA's oil and gas business

Aker Maritime ASA was a leading oil and gas engineering and construction company based in Oslo, Norway. Aker Maritime ASA's oil and gas business was merged with Aker Kværner ASA's oil & gas business area effective 8 March 2002. The businesses compliment one another, both in terms of technology and products, operations and maintenance. The businesses which were

acquired were valued at NOK 3.6 billion, of which Aker Kværner ASA undertook to repay or re-finance net interest-bearing borrowings of NOK 800 million. Aker Maritime ASA received as compensation 350,000,000 Consideration Shares of Aker Kværner ASA. The acquired business were subsequently transferred to the new oil and gas group.

Pro-forma combined financial statements are disclosed in note 1.

2.2 Related party transactions

In keeping with recommended accounting practice, information regarding related party transactions, benefits and agreements should be disclosed where such information would assist users of the financial statements in their understanding of the activities of the Group.

Aker Maritime ASA owns 49.9% of the share capital of Aker Kværner ASA, which directly or indirectly owns 100% of the share capital of Aker Kværner O&G Group AS, and can therefore clearly exert influence on both the strategy and operational choices of the Aker Kværner O&G Group AS. As Aker Maritime ASA itself is controlled by Aker RGI AS and its owner Kjell Inge Røkke, it is considered that all entities controlled by Kjell Inge Røkke are related parties with regard to the Aker Kværner AS and the new oil and gas group.

3. Owners' equity (excluding minority interests)

Amounts in NOK millions	Number of shares	Capital paid in	Other equity	Total
1 January 2001	0	0	3,327	3,327
Net profit			303	303
Dividends and group contributions net of tax			(126)	(126)
Minority interests			2	2
Translation differences			(42)	(42)
Formation of the new oil and gas group	—	—	(186)	(186)
31 December 2001	0	0	3,278	3,278
Net profit			131	131
Dividends and group contributions net of tax			(752)	(752)
Minority interests			(2)	(2)
Translation differences			(229)	(229)
Formation of the new oil and gas group	—	—	235	235
31 December 2002	0	0	2,661	2,661
Net profit			121	121
Group contributions net of tax			(3)	(3)
Minority interests			(5)	(5)
Translation differences			82	82
Formation of the new oil and gas group	100	0.1	(3,194)	(3,194)
31 December 2003	100	0.1	(338)	(338)

	2003	2002	2001
Number of shares at year-end	100	—	—

In March 2004, Aker Kværner O&G Group AS issued 799,900 shares as a result of the reorganization of the ownership of the oil and gas business of Aker Kværner ASA. The effect of this has not been reflected as a change in the capital paid in at 31 December 2003. If this step of the reorganization had been completed by 31 December 2003, capital paid in that includes share capital and share premium, would have increased by NOK 1,783,763,000 and other equity would decrease by the same amount.

Group contributions , net of tax, relate to the net benefits received or provided by the Norwegian companies within the new oil and gas group and other Norwegian companies owned over 90 percent by Aker Kværner ASA outside the new oil and gas group resulting from sharing of income tax losses.

Equity changes resulting from the formation of the new oil and gas group are due to transfers of net assets and liabilities through internal reorganisations, as described in the Statement of Accounting Principles, between the new oil and gas group and other entities ultimately controlled by Aker Kværner ASA. The final outcome of these transactions is subject to uncertainties and resulting final transaction values may deviate from estimated values.

The historical equity balances of oil and gas businesses based in the United States and Brazil, which formally became part of the new group in 2004, have been included in the combined financial statements. The fair value of these businesses differs from the book value by NOK 76 million as of 31 December 2003. As the formation of the new group is recorded at original book values, the difference between the transaction values and book values has been charged to equity.

4. Segment information

4.1 Business areas

The group's operations are separated into five operating business areas reflecting how management currently organises its operating and reporting structure.

Field Development (FD) - Europe

The business area provides capital project solutions to the Group's European based customers' upstream oil and gas installations both in the North Sea and globally.

Maintenance, Modifications and Operations (MMO) - Europe

The business area provides engineering and project management services and offshore maintenance, modifications, removal and de-construction support to installations in the Norwegian and the U.K. shelf regions.

Subsea

The business area provides integrated engineering, procurement and construction of subsea systems.

Products & Technologies (P & T)

The business area manufactures drilling equipment and systems; provides global after-sales repair, maintenance and related services; supplies oil and gas well intervention services and technology; manufactures process systems and equipment; provides marine operation services; and designs, manufactures and services all types of deck machinery, mooring and anchoring systems for marine and offshore vessels, as well as offshore loading and offloading systems.

Oil, Gas & Process International (OGPI)

The business area provides capital project solutions to the Group's North American customers' upstream oil and gas installations as well as selected niche downstream projects.

2003

Amounts in NOK millions	Operating revenues[1]	Depreciation and amortization	Operating profit / (loss)	Profit / (loss) before tax	Investments in fixed assets	Net short-term operating assets / (liabilities)	Net long-term operating assets / (liabilities)	Net operating assets / (liabilities)
Field Development Europe	6,195	127	173	188	115	(324)	1,108	784
MMO Europe	6,311	109	132	131	4	366	1,358	1,724
Subsea	3,430	72	120	123	127	144	307	451
Product & Technologies	3,311	103	104	75	58	530	867	1,397
Oil, Gas & Process International	2,049	32	(174)	(183)	13	(173)	269	96
Oil & Gas Corporate	(910)	23	(56)	(114)	21	(60)	54	(6)
Total	20,386	466	299	220	338	483	3,963	4,446

(1) Including operating revenues to other Aker Kværner ASA companies in the amount of NOK 107 million.

The table below shows the split of ordinary EBITA, amortisation of goodwill and operating result between the segments.

Amounts in NOK millions	FD Europe	MMO Europe	Subsea	P & T	OGPI	Corporate	Total
Ordinary EBITA	227	227	127	151	(157)	(56)	519
Amortisation of goodwill	(54)	(95)	(7)	(47)	(17)	–	(220)
Operating profit (+) / loss (-)	173	132	120	104	(174)	(56)	299

2002

Amounts in NOK millions	Operating revenues[2]	Depreciation and amortization	Operating profit / (loss)	Profit / (loss) before tax	Investments in fixed assets	Net short-term operating assets / (liabilities)	Net long-term operating assets / (liabilities)	Net operating assets / (liabilities)
Field Development Europe	5,703	116	128	208	144	(568)	1,301	732
MMO Europe	5,418	64	(4)	21	16	259	1,508	1,804
Subsea	3,690	69	276	302	102	247	283	493
Product & Technologies	3,424	94	56	4	73	679	936	1,616
Oil, Gas & Process International	2,721	32	(41)	(38)	14	(413)	292	(121)
Oil & Gas Corporate	(421)	77	(80)	(251)	(3)	(98)	58	(40)
Total	20,535	452	335	246	346	106	4,378	4,484

(2) Including operating revenues to other Aker Kværner ASA companies in the amount of NOK 195 million.

The table below shows the split of ordinary EBITA, exceptional items, amortisation of goodwill and operating result between the segments.

Amounts in NOK millions	FD Europe	MMO Europe	Subsea	P & T	OGPI	Corporate	Total
Ordinary EBITA	232	78	285	98	(22)	(68)	603
Exceptional items[3]	(58)	(6)	–	(5)	–	(12)	(81)
Amortisation of goodwill	(46)	(76)	(9)	(37)	(19)	–	(187)
Operating profit (+) / loss (-)	128	(4)	276	56	(41)	(80)	335

(3) In 2002, NOK 81 million for restructuring, onerous leases and write- downs were expensed as exceptional items.

2001

Amounts in NOK millions	Operating revenues(4)	Depreciation and amortisation	Operating profit / (loss)	Profit / (loss) before tax	Investments in fixed assets
Field Development Europe	3,076	100	(60)	(31)	9
MMO Europe	1,612	7	8	(20)	8
Subsea	3,799	74	172	216	49
Product & Technologies	1,917	33	82	63	12
Oil, Gas & Process International	4,104	20	93	100	10
Oil & Gas Corporate	(452)	8	–	83	–
Total	14,056	242	295	411	88

(4) Including operating revenues to other Aker Kværner ASA companies in the amount of NOK 193 million.

The table below shows the split of ordinary EBITA, amortisation of goodwill and operating result between the segments.

Amounts in NOK millions	FD Europe	MMO Europe	Subsea	P & T	OGPI	Corporate	Total
Ordinary EBITA	(55)	8	180	86	106	–	325
Amortisation of goodwill	(5)	–	(8)	(4)	(13)	–	(30)
Operating profit (+) / loss (-)	(60)	8	172	82	93	0	295

4.2 Geographic segments

The table below is based upon the location of group operations

2003

Amounts in NOK millions	Norway	United Kingdom	North America	Asia / Australia	Rest of the world	Total
Total operating revenues	18,009	2,148	2,904	1,136	227	24,424
Sales to group companies	2,941	546	325	216	10	4,038
Sales to external customers	**15,068**	**1,602**	**2,579**	**920**	**217**	**20,386**
Operating profit(+) / loss(-)	396	100	(238)	41	–	299
Profit(+) / loss(-) before tax	320	141	(267)	19	7	220
Net operating assets	3,249	543	481	140	25	4,438

2002

Amounts in NOK millions	Norway	United Kingdom	North America	Asia / Australia	Rest of the world	Total
Total operating revenues	15,465	2,914	3,372	1,700	339	23,790
Sales to group companies	2,110	557	325	260	3	3,255
Sales to external customers	13,355	2,357	3,047	1,440	336	20,535
Operating profit(+) / loss(-)	282	72	(112)	93	–	335
Profit(+) / loss(-) before tax	215	100	(135)	35	31	246
Net operating assets	3,593	414	365	133	(33)	4,472

2001

Amounts in NOK millions	Norway	United Kingdom	North America	Asia / Australia	Rest of the world	Total
Total operating revenues	5,323	2,551	4,455	2,650	555	15,534
Sales to group companies	462	461	411	144	–	1,478
Sales to external customers	**4,861**	**2,090**	**4,044**	**2,506**	**555**	**14,056**
Operating profit(+) / loss(-)	227	(177)	200	45	–	295
Profit(+) / loss(-) before tax	301	(122)	162	132	(62)	411

4.3 Markets

The table below is based upon customer location

Amounts in NOK millions	2003	2002	2001
Operating revenues:			
Norway	12,338	11,301	4,485
EU	3,162	3,159	2,069
USA/Canada	2,153	2,863	3,155
Asia	1,276	1,724	2,922
Other	1,457	1,488	1,425
Group total	**20,386**	**20,535**	**14,056**

4.4 Order intake / order reserve (unaudited information)

Amounts in NOK millions	Order intake 2003	Order intake 2002	Order intake 2001	Order reserve 31 December 2003	Order reserve 31 December 2002	Order reserve 31 December 2001
Field Development Europe	7,304	7,328	2,165	6,449	5,340	2,987
MMO Europe	6,510	7,882	1,966	8,283	8,029	2,173
Subsea	4,187	3,550	4,110	2,681	1,608	1,970
Product & Technologies	3,250	3,892	1,975	2,216	2,357	696
Oil, Gas, Process & International	1,213	3,378	2,605	1,252	1,751	1,627
Oil & Gas Corporate	17	(930)	(119)	(217)	(217)	(4)
Group total	**22,481**	**25,100**	**12,702**	**20,664**	**18,868**	**9,449**

The future revenue on loss contracts at 31 December 2003, where the expected losses on such contracts have been charged to operations, amounted to NOK 17 million.

Major projects 2003

Project	Customer	Completed 31 December	Contract value million NOK	Estimated delivery
Kristin Semi EPCH	Statoil	47%	5,281	2005
Valhall Water Injection Platform	BP	100%	3,287	2004
Ekofisk 2/4M	ConocoPhillips	11%	2,077	2006
Ormen Lange	Norsk Hydro	6%	1,002	2007
Sleipner Vest	Statoil	53%	776	2004
Kristin	Statoil	76%	1,182	2005
Dalia	Total E&P Angola	16%	1,604	2007
White Rose	Husky Oil Operations Ltd.	37%	3,361	2005

5. Net operating assets

Amounts in NOK millions	Note	2003	2002
Non-interest-bearing short-term receivables	6	4,812	4,585
Stocks	7	391	524
Other current operating liabilities	8	(4,720)	(5,003)
Net short-term operating assets		**483**	**106**
Pension prepayment	16	30	9
Deferred tax assets	12	75	113
Goodwill and other intangibles, net of accumulated amortisation	10,11	3,303	3,487
Tangible fixed assets	10	1,077	1,434
Pension liability	16	(285)	(406)
Non-interest-bearing long-term liabilities		(1)	(2)
Deferred tax liabilities	12	(236)	(257)
Net long-term operating assets		**3,963**	**4,378**
Net operating assets		**4,446**	**4,484**

6. Non-interest-bearing short-term receivables

Amounts in NOK millions	2003	2002
Trade debtors	2,990	2,364
Other receivables	848	1,107
Amounts recoverable on work in progress	974	1,114
Non interest-bearing short-term receivables	**4,812**	**4,585**

7. Stocks

Amounts in NOK millions	2003	2002
Stock of raw materials	292	252
Stock of finished goods	99	272
Stocks	**391**	**524**

8. Other current operating liabilities

Amounts in NOK millions	2003	2002
Income tax payable	25	32
Trade creditors	1,391	1,542
Advances from customers	823	476
Accrued operating and financial costs	1,005	1,232
Other current liabilities	1,476	1,721
Other current operating liabilities	**4,720**	**5,003**

9. Provisions

The following provisions, which involve a higher degree of management judgements and estimates, are included in other current liabilities.

Amounts in NOK millions	Balance 31 December 2002	Charged to operations	Transferred(*)	Utilised / Exchange diff. / other	Balance 31 December 2003
Contract losses	17	26	(27)	(6)	10
Warranties - open contracts	103	24	(17)	9	119
Warranties - closed contracts	47	27	(1)	(11)	62
Product liability	27	–	(22)	(5)	–
Liquidated damages	23	5	–	(23)	5
Other	37	26	(4)	16	75
Provisions & contingencies	**254**	**108**	**(71)**	**(20)**	**271**

(*) Relates to entities that have been included in the oil and gas group in the period 2001-2003, sold the oil and gas business to other entities by the end of 2003 and exited the oil and gas group.

10. *Tangible fixed assets*

Amounts in NOK millions	Machinery and equipment	Buildings and quay works	Construction in progress	Land	Houses and sites	Total	Goodwill and other intangibles
Accumulated value as at 1 January 2003							
Historical cost	2,108	1,676	118	124	108	4,135	3,983
Depreciation and amortisation	(1,704)	(926)	–	(3)	(67)	(2,701)	(496)
Book value as at 1 January 2003	**404**	**750**	**118**	**121**	**41**	**1,434**	**3,487**
Additions (historical cost)	248	89	–	–	1	338	30
Disposals (historical cost)	(102)	(287)	(4)	(71)	(34)	(498)	–
Disposals (accumulated depreciation)	34	26	–	1	2	63	–
Depreciation and amortisation	(177)	(65)	–	–	(3)	(246)	(220)
Translation differences	(3)	(4)	(2)	(3)	(1)	(14)	6
Book value as at 31 December 2003	**404**	**509**	**112**	**48**	**6**	**1,077**	**3,303**
Of which represented amounts subject to capital leases	**19**	**–**	**–**	**–**	**–**	**19**	**–**

Assets are depreciated and amortised on a straight-line basis over their anticipated lives, as follows:

Machinery & Equipment	3 - 15 years
Freehold / long-term leasehold properties	3 - 50 years
Short-term leasehold properties	*over the life of the lease*
Patents & goodwill	up to 20 years

Intangible assets

The acquisition of a company is based upon the strategic fit and anticipated profitability of that company over a long time-scale. As such it is the new group's policy to amortise the goodwill arising on acquisition over the expected economic life of the acquisition, subject to a maximum of 20 years. All goodwill as of 31 December 2003 is amortised over 20 years. During 2003, goodwill was increased by NOK 30 million due to management's reassessment of the allocation of the purchase price related to the purchase of Aker Maritime ASA's Oil & Gas business.

Research and Development costs

Most of the research & development work in the new group is related to ongoing contracts and the costs are expensed as contract costs. Separate research and development costs of approximately NOK 65 million (of which NOK 25 million was paid by customers) have been expensed during 2003 because it is not possible to identify and quantify the future revenues that are directly linked to these costs. No research & development costs were capitalised in 2003.

Disposals

The disposals in 2003 of fixed assets include a sale of facilities in Aberdeen (Kirkhill). The transaction resulted in sales gains in MMO Europe and Subsea of NOK 30 million and NOK 37 million respectively. The sale was done in conjunction with a sale/leaseback arrangement that is accounted for as an operating lease. The disposals of fixed assets in 2002 include sales of properties to Aker Kværner companies outside the new group resulting in no gain or loss. There were no material disposals in 2001.

Leasing contracts

The annual rent due to operating lease contracts at 31 December 2003 amounts to:

Amounts in NOK millions	Properties	Other
Contracts due within one year	7	8
Contracts running for one to five years	22	9
Contracts running for more than five years	22	24
Total	**51**	**41**

11. Goodwill by business area

	Goodwill amortisation			Book value at 31 December	
Amounts in NOK millions	2003	2002	2001	2003	2002
Field Development Europe	54	46	5	846	890
MMO Europe	95	76	–	1,471	1,546
Subsea	7	9	8	69	73
Product & Technologies	47	37	4	660	688
Oil, Gas & Process International	17	19	13	249	264
Corporate and other activities	–	–	–	1	1
Total	**220**	**187**	**30**	**3,296**	**3,462**

12. Tax

Amounts in NOK millions	2003	2002	2001
Tax payable			
Norway	(5)	4	–
Foreign countries	(9)	(30)	(24)
Total tax payable	**(14)**	**(26)**	**(24)**
Deferred tax			
Norway	(84)	(72)	(89)
Foreign countries	(1)	(17)	5
Total deferred tax	**(85)**	**(89)**	**(84)**
Total tax	**(99)**	**(115)**	**(108)**
Deferred tax assets	**75**	**113**	

The deferred tax assets are primarily related to pension liabilities and foreign tax losses carried forward.

	2003	2002
Deferred tax liabilities		
Short-term items	502	759
Long-term items	(72)	(46)
Loss carried forward	(194)	(456)
Deferred tax liabilities	**236**	**257**

Net deferred tax assets of NOK 49 million were transferred out of the new Oil and Gas group in 2003 as a result of the reorganisation described in the Statement of Accounting Principles.

The total tax loss in Norway that is available to offset future taxable income is NOK 693 million; NOK 441 million expires in 2012 and NOK 252 million expires in 2013.

Tax expense has been prepared as if the new Oil and Gas group operated on a stand-alone basis. The difference between tax expense, computed by applying the Norwegian statutory income tax rate of 28% to profit before tax, relates primarily to losses incurred outside of Norway for which no income tax benefit has been provided. If the new Oil and Gas group continues to be owned in excess of 90% by Aker Kværner ASA, it will be able to share income tax losses with other Norwegian companies, also ultimately owned in excess of 90% by Aker Kværner ASA, to reduce payable taxes. Through 31 December 2003, the effects of tax loss sharing have been accounted for as adjustments to owners' equity in the applicable periods. Transactions are contemplated in

2004, wherby Aker Kværner ASA's ownership in the new Oil and Gas group would be reduced below 90%. If the transactions are completed, such tax arrangements will not continue.

It is anticipated that Aker Kværner ASA will convert net long-term debt into equity of Aker Kværner O&G Group AS in 2004. Upon completion of the debt into equity conversion, a loss will arise for tax purposes that will be available to offset future taxable income in Norway for Aker Kværner AS and its more than 90% owned Norwegian subsidiaries. The potential tax benefits of this transaction if any, of approximately NOK 320 million will be recorded when realised.

13. Contingent Events

Legal proceedings

With its extensive worldwide operations, companies included in the new Oil and Gas group are in the course of their activities involved in numerous legal disputes. Provisions have been made to cover the expected outcome of the disputes to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcome of these cases will always be subject to uncertainties and resulting liabilities may exceed booked provisions.

Other uncertainties
Project risks and uncertainties

The group's operations are subject to long term contracts, many of which are fixed-price, turnkey contracts that are awarded on a competitive bidding basis. Failure to meet schedule or performance guarantees or increases in contract costs can result in non-recoverable costs, which could exceed revenues realised from the applicable project. Where a project is identified as loss making, forward loss provisions are made using the best available information.

Valhall

A subsidiary entered into a contract with BP for the procurement and construction of the jacket for a water injection platform on the Valhall field in the North Sea. The installation was delayed due to pile refusal, and rectification work was necessary to complete the installation. The jacket was successfully installed in August 2003. BP has reserved the right to claim back the additional costs related to rectification work if it is determined that the pile refusal was caused by circumstance falling under the group's scope of liability. In addition, BP has reserved the right to claim penalty payments as a result of delayed delivery.

It is the company's position that the rectification work and delay caused by the pile refusal is outside the group's scope of liability, and that it is also recoverable under the customer's Construction All Risk (CAR) insurance. The parties are currently negotiating for a possible settlement of the dispute. Although there can be no assurance regarding the outcome, it is currently not anticipated that this matter will have a material negative impact on the group's financial condition or results.

14. Salaries, wages, social security costs and remuneration to auditors

Amounts in NOK millions	**2003**	**2002**	**2001**
Salaries and wages including holiday allowance	5,750	6,064	3,453
Social security tax / National insurance contribution	904	913	363
Pension costs	270	309	177
Other employee costs	364	514	462
Salaries, wages and social security costs	**7,288**	**7,800**	**4,455**

Fees to KPMG in 2003 for audit and audit related services amounted to NOK 10 million for the Oil and Gas group.

15. Number of employees (unaudited)

	2003	2002	2001
Field Development Europe	3,621	4,001	2,987
MMO Europe	5,224	5,683	1,490
Subsea	1,834	1,850	1,923
Product & Technologies	1,634	2,162	788
Oil, Gas & Process International	1,581	1,996	2,024
Other activities / Corporate	620	680(*)	–
Total group employees	14,514	16,372	9,212
Total agency	2,236	2,106	1,564
Total associates	819	820	729
Group total	**17,569**	**19,298**	**11,505**

(*) In 2002, Aker Kværner Business Partner AS, Aker Kværner Services AS and Aker Kværner Business Partner Ltd. were established as service companies to provide shared services to operating companies. Employees that were previously part of operating businesses were transferred to corporate functions.

16. Pension cost and liabilities

Many of the Group companies have retirement benefit plans that give the employees a right to future benefits (defined benefit plans). The number of employees in Norway that are covered by such plans is 10,062 active and 2,339 others. Normally, retirement benefits are based on the number of years of service and the expected salary upon retirement. Retirement plans are either organised by independent pension funds, through insurance companies, in collective co-operations or directly by the company. Contributions to the pension funds are made in accordance with local laws and accounting rules based on standard actuarial assumptions in the applicable country. The plan assets are mainly invested in bonds and listed shares.

Some foreign subsidiaries have retirement plans where the employer only contributes an agreed amount that is separately administered (defined contribution plan) or contributes to retirement plans that are co-ordinated with other employees (multi-employer plan).

A legal restructuring affected the majority of employees in the UK participating in the defined benefit section of the Kværner Pension Fund (KPF), by virtue of such employees being transferred to new employers in the Aker Kværner ASA group. None of the employers to whom the employees were transferred will participate in the KPF. The employees were given the option to either remain as an employee of their employer company and be offered membership in a defined contribution pension plan, or voluntarily transfer to the employment of a service company participating in the KPF.

In the future, the new Oil and Gas group will pay the new employers for the services of these employees. Related expenses will be recognised as incurred and the funding obligation under the KPF will not transfer to the new Oil and Gas group. The historical cost information below includes amounts expensed related to the KPF for entities included in the new Oil and Gas group. The funded status of the plans reconciled to the balance sheet relates only to defined benefit pension plans that are included in the new Oil and Gas group.

Net periodic pension cost

Amounts in NOK millions	2003	2002	2001
Defined benefit plans in Norway:			
Service cost	153	197	83
Interest on projected benefit obligation	162	172	62
Expected return on plan assets	(138)	(160)	(59)
Net amortisations and deferrals	15	15	5
Net pension cost	**192**	**224**	**91**
Amount expensed related to the Kværner Pension Fund	7	22	24
Other defined benefit plans	10	16	7
Defined contribution plans	44	47	55
Total	**253**	**309**	**177**

Status of pension plans reconciled with the balance sheet (Norwegian plans)

	Asset exceed PBO (funded)		Assets less than PBO (unfunded)		Total	
Amounts in NOK millions	2003	2002	2003	2002	2003	2002
Defined benefit plans:						
Accumulated benefit obligation (ABO)	1,572	1,869	307	274	1,879	2,143
Effect of projected future compensation levels	378	408	59	118	437	526
Projected benefit obligation (PBO)	1,950	2,277	366	392	2,316	2,669
Plan assets at fair value	1,843	2,093	–	–	1,843	2,093
Plan assets less than PBO	(107)	(184)	(366)	(392)	(473)	(576)
Unrecognised net loss	137	87	81	92	218	179
Net prepaid pension (+)/accrued pension liability (-)	**30**	**(97)**	**(285)**	**(300)**	**(255)**	**(397)**
Pension prepayment	30	9	–	–	30	9
Accrued pension liability	–	(106)	(285)	(300)	(285)	(406)
Net pension prepayment (+)/accrued pension liability (-)	**30**	**(97)**	**(285)**	**(300)**	**(255)**	**(397)**
Economic assumptions						
Discount rate	6.5%	7.0%	6.5%	7.0%	6.5%	7.0%
Return on assets	7.5%	8.0%	7.5%	8.0%	7.5%	8.0%
Salary increases	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%
Pension indexation	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%
Employee turnover age < 50 years	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%
Employee turnover age > 50 years	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

17. Net financial items

Amounts in NOK millions	2003	2002	2001
Profit(+)/loss(-) from associated companies and limited partnerships	10	(1)	11
Profit(+)/loss(-) on disposal of equity investments	–	(6)	–
Provisions and write down of financial investments	–	–	(1)
Net profit (+)/loss (-) on investments	**10**	**(7)**	**10**
Net interest income (+)/net interest expense (-) *)	**(42)**	**(37)**	**98**
Net foreign exchange gain (+) / loss (-)	(47)	(45)	8
Net other financial items	**(47)**	**(45)**	**8**
Net financial items	**(79)**	**(89)**	**116**

(*) Substantially all interest income and interest expense relate to transactions with entities ultimately controlled by Aker Kværner ASA.

18. Investments

Amounts in NOK millions	Note	2003	2002
Short-term investments		–	–
Investments in other companies		22	22
Investment in associated companies	19	82	81
Long-term investments		**104**	**103**
Other long-term receivables		48	101
Investments		**152**	**204**

19. Associated companies and jointly controlled activities

Investments in associated companies accounted for under the equity method

Amounts in NOK millions	Business office	Percentage of voting rights	Percentage held	Book value as at 1 January 2003	Additions/net disposals year 2003	Profit	Currency & other adjustments	Book value as at 31 December 2003
Aker Verdal Eiendom as	Verdal, Norway	46.00	46.00	15	–	–	–	15
Kværner Powergas India	Mumbai, India	49.00	49.00	49	–	7	(12)	44
Simas	Oran, Algeria	22.76	22.67	12	–	–	–	12
Other investments				5	5	3	(2)	11
Total				**81**	**5**	**10**	**(14)**	**82**

Jointly controlled activities

Through one of its subsidiaries, the group is providing the topside for the White Rose FPSO facility in Canada for Husky Energy in a joint venture with Peter Kiewit Sons Co. Ltd. The group's share of the activities for the project is recorded on a gross basis and included proportionately in the individual lines in the profit and loss account and balance sheet.

20. Net interest-bearing items

Amounts in NOK millions	Note	2003	2002
Cash and bank deposits (1)		979	873
Cash and bank deposits - Aker Kværner ASA cash pool		774	–
Interest-bearing short-term receivables – external (2)		2	–
Interest-bearing short-term receivables – other Aker Kværner ASA companies (2)/(3)	23	1,537	3,109
Interest-bearing long-term receivables	21	30	61
Interest-bearing short-term borrowings – external (2)		(7)	(9)
Interest-bearing short-term borrowings – other Aker Kværner ASA companies 2)/3)	23	(4,373)	(2,870)
Interest-bearing external long-term borrowings	22	(79)	(18)
Net interest-bearing assets (+)/liabilities (-)		**(1,137)**	**1,146**

(1) Includes cash and bank deposits of NOK 283 million as of 31 December 2003 in joint ventures, which is not fully available for general use within the Group. Due to bonding arrangements, some additional bank deposits may only be utilised on specific projects and some bank deposits are in jurisdictions with currency restrictions.

(2) All short term receivables and borrowings are due for payment within one year.

(3) The interest rate on the interest-bearing intergroup items is typically Libor plus 1.5%.

Group Cash Pool Systems

The Aker Kværner ASA policy for the purpose of optimising availability and flexibility of cash balances within the Aker Kværner ASA group is to operate centrally managed cash pooling arrangements. Such arrangements are either incorporated with a bank as service provider or as a

part of the operation of the internal bank. An important condition for the participation by entities in such cash pooling arrangements involving depositing of cash, is that the owner of such pools, Aker Kværner ASA, is financially viable and able to prove its capability to service its obligations concerning repayment of any net deposits by the entities. In addition, limitations on the new Oil and Gas group's ability to access funds have historically been established by Aker Kværner ASA. The outstanding net amounts on the cash pool systems represent interest-bearing receivables from Aker Kværner ASA. The new group plans to establish its own cash pool arrangement in 2004, at which time the cash pool arrangement with Aker Kværner ASA will be discontinued.

The combined balance sheet as of 31 December 2003 reflects current liabilities in excess of current assets, due primarily as a result of interest bearing short-term debt payable to Aker Kværner ASA and its subsidiaries. Aker Kværner ASA has agreed to limit repayment of these balances in 2004 as amounts become available so as to not cause cash flow issues in the new Oil and Gas group.

21. Interest-bearing long-term receivables

Amounts in NOK millions	2003	2002
Restricted deposits	18	1
Loans to employees	10	57
Other interest-bearing long-term receivables	2	3
Interest-bearing long-term receivables	**30**	**61**

22. Long-term and short-term borrowings

Loan description	Original Currency value	Book value	Maturity date	Interest terms
Teachers Retirement System of Alabama	USD	40	4/1/2012	8.00%
Employees Retirement System of Alabama	USD	17	4/1/2012	8.00%
Den norske Bank ASA	NOK	15	7/2/2014	7.00%
Other		7		
Total long-term borrowings		**79**		

Repayments of borrowings:

Amounts in NOK millions	
Loans as at 31 December 2002	18
Repayments	–
New loans / reclassifications	58
Foreign exchange effects	3
Total borrowings as at 31 December 2003	**79**
Repayments	
2004	14
2005	7
2006	8
2007	8
2008	9
2009 and later	33

As of 31 December 2003, the new Oil and Gas group has no significant undrawn credit facilities with unrelated parties.

The new group plans to issue external debt in March 2004. The debt proceeds will in part be used to settle certain intergroup loans. It is also expected that Aker Kværner ASA will convert and contribute net debt into equity of the new group in 2004. The actual amount of net debt to be converted will be determined from the result of the reorganisation described in the description of the formation of the new Oil and Gas group in the Statement of Accounting Principles.

23. Intergroup balances by currency at 31 December 2003

Receivables Amounts in millions	Original currency Total	NOK Total
NOK	2,679	2,679
GBP	28	328
Total (NOK)		**3,007**

Liabilities Amounts in millions	Original currency Total	NOK Total
NOK	7,349	7,349
GBP	79	938
USD	175	1,169
Other	–	139
Total (NOK)		**9,595**

24. Mortgages

Amounts in NOK millions	2003	2002
Long-term mortgage debt	**74**	**17**
Which is secured by pledges on assets with the following book-value:		
Machinery and equipment	60	–
Buildings and quay work	37	38
Total value of assets pledged as security	**97**	**38**

25. Guarantee liabilities, etc.

Amounts in NOK millions	2003	2002
Total guarantee liabilities	–	110

Aker Kværner ASA, has limitations in its loan agreements which restrict, and in some cases prohibits, among other things, Aker Kværner O&G Group AS and its subsidiaries' ability to incur additional indebtedness, pledge assets, make certain guarantees, enter into certain investments, use sales proceeds from asset sales and engage in mergers and consolidations.

26. Financial market exposures

The nature of the Aker Kværner ASA group's long-term international contracts and international representation give rise to exposures to financial risks, including but not limited to, foreign exchange risk, interest rate risk and credit risk. The Aker Kværner ASA group uses various financial instruments in an active management of these financial exposures.

The management of financial risk is done according to an established financial policy. A central finance function operates as an internal bank and covers the Aker Kværner ASA group's need for financial instruments. The internal bank uses foreign currency contracts, currency swaps and other financial instruments as a means of cash and risk management of the working capital on a daily basis which is subject to different currencies and interest periods. Currency options are used in conjunction with contract tender periods and contract situations where the instrument ensures the accommodation of the desired risk profile. Interest risk is managed through interest rate swaps, options, forward rate agreements and forward foreign exchange contracts.

As for foreign exchange exposures, no significant transaction exposure is left open with material sensitivity to the quality of the Aker Kværner ASA group's balance sheet or operational performance. However, since the Aker Kværner ASA group's balance sheet is a composition of many items expressed in foreign currency, translations may impact the calculation of financial ratios and the amount of gross debt reported in Norwegian Kroner. The Aker Kværner ASA group's exposure to changes in interest rates derives mainly from the composition of interest rate duration fixed on the net borrowing in different currencies.

Credit risk deriving from commercial contracts is locally managed by the business units. The Aker Kværner ASA group incorporates use of country risk insurance and credit risk insurance programmes in the credit risk management. In addition, any credit risk that arises from the use of financial instruments is reduced by entering into contracts with a selected number of international relationship banks, which are all net lenders and providers of other credit instruments to Aker Kværner ASA.

In addition, the central finance function has a separate mandate authorising trading activities within approved limits. The trading activities include use of foreign exchange and interest rate instruments. The new oil and gas group participates in transactions administered by Aker Kværner ASA's central finance function, that are reflected in the combined financial statements. The new group generally does not enter into transactions directly with external banks. The new O&G group will establish its own treasury function in the future.

Forward currency contracts

Net outstanding forward currency contracts as at 31 December 2003 related to the new oil and gas group are as follows:

Amounts in millions	Original currency		in NOK	
Currency	Net buy	Net sale	Net buy	Net sale
AUD	13	–	66	–
CAD	6	–	30	–
DKK	15	–	17	–
EUR	–	9	–	73
GBP	39	–	468	–
NOK	1,155	–	1,155	–
SGD	–	1	–	3
USD	–	225	–	1,506
Total			**1,736**	**1,582**

27. Investments in directly owned subsidiaries of Aker Kværner AS and associates as of 31 December 2003

At 31 December 2003, Aker Kværner AS was established as the primary intermediate holding company for the oil and gas business of Aker Kværner O&G Group AS. In March 2004, Aker Kværner O&G Group AS became the owner of Aker Kværner AS. The directly owned subsidiaries of Aker Kværner AS and associates as of 31 December 2003 is as follows:

Company	Location	Ownership (%)
Subsidiaries of Aker Kværner AS:		
Aker Kværner Business Partner AS	Bærum, Norway	100
Aker Kvaerner Business Partner Ltd.	London, UK	100
Aker Kværner Contracting AS	Bærum, Norway	100
Aker Kværner Geo AS	Stavanger, Norway	100
Aker Kværner Elektro AS	Stord, Norway	100
Aker Kværner Engineering AS	Bærum, Norway	100
Aker Kværner Industrielt Vedlikehold AS	Stord, Norway	100
Aker Kværner Offshore Partner AS	Stavanger, Norway	100
Aker Kvaerner Oil & Gas Canada Inc.	Vancouver, Canada	100
Aker Kvaerner Oil & Gas US Inc.	Delaware, USA	100
Aker Kværner Oilfield Products Group AS	Bærum, Norway	100
Aker Kværner Operations AS	Stavanger, Norway	100
Aker Kværner Process Systems Group AS	Bærum, Norway	100
Aker Kværner Services AS	Bærum, Norway	100
Aker Kværner Engineering & Techn. AS	Bærum, Norway	100
Aker Marine Contractors AS	Oslo, Norway	60
Aker Maritime US Inc.	Houston, USA	100
Aker Offshore International Ltd.	Aberdeen, Scotland	100
Aker Stord AS	Stord, Norway	100
Aker Verdal Holding AS	Verdal, Norway	100
Kogas AS	Bærum, Norway	100
Kværner Egersund AS	Egersund, Norway	100
Kværner Eureka AS	Lier, Norway	100
Kværner Holdings Switzerland AG	Switzerland	100
Kvaerner International Angola Ltd.	London, UK	100
Kvaerner Nigeria Ltd.	Nigeria	99.99
Kvaerner Process Overseas Holding Ltd	London, UK	100
Kværner Rosenberg AS	Stavanger, Norway	100
Maritime Hydraulics AS	Kristiansand, Norway	100
Maritime Pusnes AS	Arendal, Norway	100
Maritime Well Service AS	Stavanger, Norway	100
Associated companies:		
Aker Bel Valves AS	Stord, Norway	50
Aker Reinertsen AS	Trondheim, Norway	50
Aker Valves AS	Stord, Norway	37.5
TomX AS	Stavanger, Norway	42.9

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Registered Office of the Issuer

Aker Kværner AS
Prof. Kohtsvei 15
1366 Lysaker
Norway

Registered Office of the Guarantor

Aker Kværner O&G Group AS
Prof. Kohtsvei 5
1366 Lysaker
Norway

Initial Purchasers

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom

Nordea Bank Norge ASA
Middelthuns Gate 17
PO Box 1166 Sentrum
0107 Oslo
Norway

Société Générale
29, boulevard Haussmann
75009 Paris
France

Legal Advisors to the Issuer and Guarantor

as to U.S. and New York law:

Clifford Chance Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ
United Kingdom

as to Norwegian law:

Bugge, Arentz-Hansen & Rasmussen
Stranden 1
PO Box 1524 Vika
N-0117 Oslo
Norway

Legal Advisors to the Initial Purchasers

as to U.S. and New York law:

Simpson Thacher & Bartlett LLP
CityPoint
One Ropemaker Street
London EC2Y 9HU
United Kingdom

as to Norwegian law:

Wikborg, Rein & Co
Kronprinsesse Märthas plass 1
PO Box 1513 Vika
N-0117 Oslo
Norway

Independent Auditors

KPMG AS
Sørkedalsveien 6, Box 7000 Majorstuen
N-0306 Oslo
Norway

Trustee

Deutsche Trustee Company Limited
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Transfer Agent, and Principal Paying Agent

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Luxembourg Listing Agent, Registrar, Transfer Agent and Paying Agent

Deutsche Bank Luxembourg S.A.
2, Boulevard Konrad Adenauer
L-1115 Luxembourg
Grand Duchy of Luxembourg


Subsea Control System – Deepwater Twinlock


Tow-out of Troll A


Installation of Valhall topsides – jacket, topsides and drilling modules all designed and fabricated by Aker Kværner


Draugen – Gravity Based Substructure, designed and fabricated by Aker Kværner


Launch of the Grane Jacket


Offshore Mooring – Chain Stopper


Integrated Production Umbilical


Hibernia Concrete Platform – water depth 80m


Subsea Wellhead

AKER KVÆRNER™

OSLO BØRS NewsWeb

Ticker: KVI56 Antall meldinger: 5 Fra: 01.02.2

Meldingstype: OBLIGASJONSHENDELSER Til: 20.04.2

17.03.04 14:37 **KVI56 BONDHOLDERS MEETING** obligasjonshendelser 13K

The bondholders have today voted in favour of Kværners proposed amendments to the loan agreement, see attachment.

12g3 number 82-3745

(This letter to the bond holders is issued in Norwegian only. For further information please contact Norsk Tillitsmann ASA tel +4722879400)

To the bondholders in the Bond Issue:

ISIN: NO 001012883.8 - Kværner ASA Subordinated Open Bond Issue 2002/2011 - NOK
ISIN: NO 001012884.6 - Kværner ASA Subordinated Open Bond Issue 2002/2011 - USD
ISIN: NO 001012885.3 - Kværner ASA Subordinated Open Bond Issue 2002/2011 - EUR

Oslo, 17. March 2004

Bondholders meeting 17. March 2004

On the 17. March 2004 a bondholders meeting took place regarding the above mention ISIN in accordance with the summons to the bondholders meeting of 3. March 2004.

During the meeting the issuer withdrew the proposed amendment to clause 13.1 (e) in the loan agreement regarding change of issuers restrictions on dividend payment to the shareholders.

The rest of the proposals as set out in the summons was adopted by the bondholders, with 88,6 percent in favour and 11,14 percent in disfavour, as following:

> *Norsk Tillitsmann ASA as the Bondholders' Representative is authorised to enter into an amendment agreement for the loan agreement for "Kværner ASA Subordinated Open Bond Issue 2002/2011" (the "Loan Agreement") amending the following terms and conditions of the Loan Agreement:*
>
> *1.* *OGEP ASA shall be the Issuer.*
>
> 2. *A new provision shall be inserted to read as follows:*
>
> *"The Issuer shall remain a holding company only holding the shares of aker Kværner O&G Group AS and Aker Kværner E&C Group AS and shall not hold any financial indebtedness other than financial guarantee securing obligations of its subsidiaries."*
>
> *3.* *A new provision shall be inserted to read as follows:*
>
> *"The Issuer shall not pledge any of its directly held assets other than a pledge of shares in Aker Kværner O&G Group AS and Aker Kværner E&C Group AS securing a guarantee from the Issuer in favour of (i) revolving credit facility- and term loan lenders, swap providers and bondsmen in Aker Kværner O&G Group AS and Aker Kværner AS and their subsidiaries and (ii) bondsmen in Aker Kværner E&C Group AS and its subsidiaries."*

4. *A new provision shall be inserted to read as follows:*

"The Issuer shall procure that no member of the E&C Group shall be party to a merger or an acquisition without the prior written consent of the Bondholders' Representative, other than (i) intra E&C Group mergers or acquisitions and (ii) mergers and/or acquisitions where the merger or acquisition does not have a material adverse effect on the Issuer's ability to perform its obligations under the Loan Agreement."

5. *The Bondholders' Representative shall be entitled to make the necessary changes in the Loan Agreement to accomplish and execute the above and to i.a. accommodate the provisions in 13.1 of the Loan Agreement to the above resolution.*

The resolution is conditional upon the Bondholders' Representative having received each of the following in form and substance satisfactory to it:

a) *Amendment Agreement duly executed,*

b) *an accountant's report, confirming the pro forma 31 December 2003 combined accounts of Aker Kværner OGEP ASA and the business units to be owned by Aker Kværner OGEP ASA subsequent to the reorganisation of the Aker Kværner ASA group, prepared by Aker Kværner ASA's auditors. The report shall evidence that the balance sheet of Aker Kværner OGEP ASA and the OGEP Group does not deviate in a material respect from the balance disclosed to the Bondholders' Meeting on 17 March 2004;*

d) *evidence that the OGEP Group has obtained refinancing facilities of all senior debt and bonding obligations on a stand- alone basis in relation to other parts of the Aker Kværner Group,*

e) *evidence that Aker Kværner OGEP ASA will be listed on Oslo Stock Exchange.*

The Bondholders' Representative shall be entitled to make minor adjustments to the foregoing requirements or to grant indulgence as to time of delivery.

An extract from the records is available by contacting Norsk Tillitsmann ASA.

On behalf of
Norsk Tillitsmann ASA

Ragnar Sjoner
CEO

OSLO BØRS NewsWeb Ticker: AKVER Antall meldinger: 5 Fra: 01.02.2 Meldingstype: NOTERING AV VERDIPAPIRER Til: 20.04.2

02.04.04 09:29 **AKVER OSLO BØRS - NEW SECURITY FROM TODAY** notering av verdipapirer 172K

New security is quoted as of today, 02.04.2004

Name: Aker Kværner ASA
ISIN Code: NO0010215684
Ticker: AKVER
Face value: NOK 10
Lot size: 100
List: Mainlist
Total no of shares:55.029.234
Orderbook ID: 24542
Aker Kværner ASA (AKVER) will be placed first in the opening call today. From Monday, AKVER will be situated in it is ordinary place in the listing sequence

Aker Kværner ASA is classified by MSCI (Morgan Stanley Capital International) and S&P (Standard & Poors) as 10101020 - Oil & Gas Equipment & Services in GICS (Global International Classification Standard.)

IMPORTANT INFORMATION
Pricing, allotment and completion of the offering will be resolved upon 1 April 2004. Registration of the share issue in the Register of Business Enterprises is expected to take place on 7 April 2004. In the period from and including 2 April to and including 6 April 2004 trading in the Aker Kværner shares will be conditional upon certain `force majeure` events as specified in the Prospectus Section 3.8 `Payment Guarantee`, not having been invoked by the guarantors under the Payment Guarantee (to the extent the Payment Guarantee is necessary for registration of the offer shares in the Register of Business Enterprises). If the guarantee syndicate invokes the force majeure-provision on, or prior to, 6 April 2004, any trades in the shares carried out in the period and, as the case may be, any settlements made for trading in the shares, will be cancelled.

Attachment at www.newsweb.no

12g3 number 82-3745

OSLO BØRS NewsWeb

Ticker: AKVER

Antall meldinger: 5

Fra: 01.02.2

Meldingstype: ANDRE BØRSMELDINGER

Til: 20.04.2

02.04.04 09:03 **AKVER STABILISING MANAGER** andre børsmeldinger

---

Oslo Børs has received the following press release from Enskilda Securities ASA:

Enskilda Securities ASA, who is the stabilising manager in connection with the share offering in Aker Kværner ASA set out in the prospectus from Aker Kværner ASA dated 19 March 2004 (the `Prospectus`), announces that the Over-allotment Facility (as defined in the Prospectus) has been fully utilized. The over-allotment Facility represents 1,615,385 shares

Stabilisation transactions may occur from the opening of trading on Oslo Børs on Friday 2 April 2004 until the end of trading on Friday 16th April 2004.

The issue price of the offering was NOK 130 per share.

Stabilisation of the shares may take place on Oslo Børs. No other associated securities will be stabilised.

To the bondholders in the Bond Issue:

ISIN: NO 001012883.8 - Kværner ASA Subordinated Open Bond Issue 2002/2011 - NOK
ISIN: NO 001012884.6 - Kværner ASA Subordinated Open Bond Issue 2002/2011 - USD
ISIN: NO 001012885.3 - Kværner ASA Subordinated Open Bond Issue 2002/2011 - EUR

Oslo, 2 April 2004

Change of borrower

Norsk Tillitsmann ASA refers to the bondholders meeting held 17 March 2004 where the bondholders voted in favour of change of borrower from Kværner ASA to Aker Kværner ASA.

Based on i.a. the closing of the refinancing of the Kværner Group and the IPO in Aker Kværner ASA, Norsk Tillitsmann ASA, as bondholders representative, has confirmed that all conditions precedent stated in the resolution of the bondholders meeting is fulfilled, and that change of borrower subsequently will be effected as of 2 April 2004.

The ticker code at Oslo Børs (Oslo Stock Exchange) on the bonds will from and including 5 April 2004 change to AKVER 56, 57, and 58 respectively.

On behalf of
Norsk Tillitsmann ASA

Jo Forfang
Legal Director

12g3 number 82-3745

OSLO BØRS NewsWeb

Ticker: KVI56
Antall meldinger: 5
Fra: 01.02.2
Meldingstype: OBLIGASJONSHENDELSER
Til: 20.04.2

02.04.04 13:13 **KVI56 CHANGE OF BORROWER** obligasjonshendelser 7K

The borrower is changed from Kværner ASA to Aker Kværner ASA, with effect as of 2 April 2004, see attachment.

TO (D) (`HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.`) OF THE FINANCIAL PROMOTION ORDER; AND (III) ANY OTHER PERSONS TO WHOM THIS PRESS RELEASE CAN OTHERWISE LAWFULLY BE MADE UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS `RELEVANT PERSONS`), AND MUST NOT BE ACTED ON OR RELIED UPON BY PERSONS OTHER THAN RELEVANT PERSONS. ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES.
STABILISATION/FSA

OSLO BØRS NewsWeb

Ticker: KVI56 Antall meldinger: 5 Fra: 01.02.2 Til: 20.04.2

Meldingstype: OBLIGASJONSHENDELSER

01.04.04 15:33 KVI56 **KVAERNER REFINANCING CONFIRMED** obligasjonshendelser

Oslo, 1 April 2004 - Key elements in the refinancing and focusing of the Kvaerner group are now in place, as the restructuring of the financial indebtedness has been committed as described in the offer memorandum dated 19 March 2004.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION IN OR INTO THE UNITED STATES.

The refinancing has been committed and will be completed subject only to customary conditions precedent within the company`s control and the formal completion of the ongoing share offering in the new Aker Kværner ASA. Subject to the conditions mentioned, the following time table will apply:

Kværner ASA`s current three-year debt, will be repaid on 2 April 2004. For the bondholders under KVI 55, notification of termination will be issued on 2 April with settlement on 5 April. Final settlement terms are in the process of being agreed with the bond trustee, Norsk Tillitsmann.

Change of borrower of Kværner ASA`s ten-year debt was approved by the bondholders on 17 March. This implies that Kværner ASA`s bonds with ticker KVI 56, KVI 57 and KVI 58 will change borrower from current Kværner ASA to Aker Kværner ASA.

ENDS

For further information, please contact:

Media:
Geir Arne Drangeid, SVP Group Communications, Aker Kvaerner. Tel: +47 913 10 458

Investor relations:
Tore Langballe, Vice President, Aker Kvaerner, Group Comms. Tel: +47 67 51 31 06

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES NOR SHALL IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, AND THERE SHALL NOT BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.
FOR THE PURPOSE OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE `FSMA`), TO THE EXTENT THAT THIS PRESS RELEASE CONSTITUTES A FINANCIAL PROMOTION IN RESPECT OF THE ISSUE OF ANY SECURITIES, ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS DIRECTED ONLY AT (I) PERSONS WHO ARE INVESTMENT PROFESSIONALS WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) OF THE UNITED KINGDOM (THE `FINANCIAL PROMOTION ORDER`); OR (II) PERSONS WHO FALL WITHIN ARTICLES 49(2)(A)

TO (D) (`HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.`) OF THE FINANCIAL PROMOTION ORDER; AND (III) ANY OTHER PERSONS TO WHOM THIS PRESS RELEASE CAN OTHERWISE LAWFULLY BE MADE UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS `RELEVANT PERSONS`), AND MUST NOT BE ACTED ON OR RELIED UPON BY PERSONS OTHER THAN RELEVANT PERSONS. ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES.
STABILISATION/FSA

01.04.04 15:09 **KVI KVAERNER REFINANCING CONFIRMED** andre børsmeldinger

Oslo, 1 April 2004 - Key elements in the refinancing and focusing of the Kvaerner group are now in place, as the restructuring of the financial indebtedness has been committed as described in the offer memorandum dated 19 March 2004.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION IN OR INTO THE UNITED STATES.

The refinancing has been committed and will be completed subject only to customary conditions precedent within the company`s control and the formal completion of the ongoing share offering in the new Aker Kværner ASA. Subject to the conditions mentioned, the following time table will apply:

Kværner ASA`s current three-year debt, will be repaid on 2 April 2004. For the bondholders under KVI 55, notification of termination will be issued on 2 April with settlement on 5 April. Final settlement terms are in the process of being agreed with the bond trustee, Norsk Tillitsmann.

Change of borrower of Kværner ASA`s ten-year debt was approved by the bondholders on 17 March. This implies that Kværner ASA`s bonds with ticker KVI 56, KVI 57 and KVI 58 will change borrower from current Kværner ASA to Aker Kværner ASA.

ENDS

For further information, please contact:

Media:
Geir Arne Drangeid, SVP Group Communications, Aker Kvaerner. Tel: +47 913 10 458

Investor relations:
Tore Langballe, Vice President, Aker Kvaerner, Group Comms.
Tel: +47 67 51 31 06

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES NOR SHALL IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, AND THERE SHALL NOT BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.
FOR THE PURPOSE OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE `FSMA`), TO THE EXTENT THAT THIS PRESS RELEASE CONSTITUTES A FINANCIAL PROMOTION IN RESPECT OF THE ISSUE OF ANY SECURITIES, ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS DIRECTED ONLY AT (I) PERSONS WHO ARE INVESTMENT PROFESSIONALS WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) OF THE UNITED KINGDOM (THE `FINANCIAL PROMOTION ORDER`); OR (II) PERSONS WHO FALL WITHIN ARTICLES 49(2)(A)

12g3 number 82-3745

OSLO BØRS NewsWeb

Ticker: KVI

Antall meldinger: 5

Fra: 01.02.2

Meldingstype: NOTERING AV VERDIPAPIRER

Til: 20.04.2

26.03.04 09:05 **KVI NEW NAME AND NEW TICKER TODAY 26.03.2004** notering av verdipapirer

Aker Kværner ASA changes the companys name to Kværner ASA.
The new name is registered in the Register of Business
Enterprises and the company will from today 26.03.2004
be quoted on Oslo Børs with new name, Kværner ASA and
ticker KVI.

OSLO BØRS NewsWeb

Ticker: AKVR

Antall meldinger: 5

Fra: 01.02.2

Meldingstype: NOTERING AV VERDIPAPIRER

Til: 20.04.2

25.03.04 12:15 **AKVR NEW NAME AND NEW TICKER FROM TOMORROW** notering av verdipapirer

Aker Kværner ASA changes the companys name to Kværner ASA.
The new name is registered in the Register of Business
Enterprises and the company will from tomorrow 26.03.2004
be quoted on Oslo Børs with new name, Kværner ASA and
ticker KVI.

12g3 number 82-3745

24.03.04 15:57 **AKVR NEW NAME AND NEW TICKER FROM FRIDAY 26.03.2004** notering av verdipapirer

Aker Kværner ASA changes the companys name to Kværner ASA. The new name is registered in the Register of Business Enterprises and the company will from Friday 26.03.2004 be quoted on Oslo Børs with new name, Kværner ASA and ticker KVI.

12g3 number 82-3745

OSLO BØRS NewsWeb

Ticker: AKVR Antall meldinger: 5 Fra: 01.02.2

Meldingstype: PROSPEKT Til: 20.04.2

22.03.04 09:15 **AKVR RECEIVED PROSPECTUS** prospekt

Oslo Børs has received the following prospectus:

Aker Kværner ASA

Listing of Aker Kværner ASA`s shares on the Main List of Oslo Børs

Offering of up to 30,000,000 new shares, each with a par value of NOK 10

Indicative price range: NOK 130-155 per share

Subscription Period Retail Offering: 23 March 2004 to 31 March 2004, both dates inclusive, subject to extension

Book-building Period Institutional Offering: 23 March 2004 to 1 April 2004, both dates inclusive, subject to extension

Joint Lead Managers and Book-Runners:

Carnegie ASA and Enskilda Securities ASA

Co-Managers:

DnB NOR Markets, Nordea Securities NUF and Pareto Securities ASA

IN RESPECT OF THE ISSUE OF ANY SECURITIES, ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS DIRECTED ONLY AT (I) PERSONS WHO ARE INVESTMENT PROFESSIONALS WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) OF THE UNITED KINGDOM (THE `FINANCIAL PROMOTION ORDER`); OR (II) PERSONS WHO FALL WITHIN ARTICLES 49(2)(A) TO (D) (`HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.`) OF THE FINANCIAL PROMOTION ORDER; AND (III) ANY OTHER PERSONS TO WHOM THIS PRESS RELEASE CAN OTHERWISE LAWFULLY BE MADE UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS `RELEVANT PERSONS`), AND MUST NOT BE ACTED ON OR RELIED UPON BY PERSONS OTHER THAN RELEVANT PERSONS. ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES.

OSLO BØRS NewsWeb

Ticker: AKVR

Antall meldinger: 5

Fra: 01.02.2

Meldingstype: ANDRE BØRSMELDINGER

Til: 20.04.2

andre børsmeldinger

22.03.04 09:10 **AKVR** **LISTING OF THE NEW AKER KVAERNER, AND REVISED FINANCIAL**

As announced earlier, listing of the new Aker Kvaerner on the Oslo Stock Exchange is planned in April. At a presentation in Oslo today, 22 March, CEO Mr Inge K Hansen announced further details regarding the listing:

The offering size will be approximately NOK 2 billion, and will consist of an institutional tranche and a Norwegian retail tranche. A non-binding indicative price range of NOK 130 - 155 per share has been set by the company after consultation with the Managers. This implies a pre-offering equity value of NOK 5.1 - 6.0 billion, and the number of offering shares will be 12.9 million - 15.4 million.

The offering circular will be filed with, and available at the Oslo Stock Exchange today, and the book-building period is 23 March- 1 April in the institutional tranche, and 23 March - 31 March in the retail tranche.

Oslo Børs` board will consider the application for listing in its meeting on 24 March.

Pricing and allocation will be decided on 1 April, and the first day of listing is planned on 2 April. The new Aker Kvaerner will take the ticker AKVER.

Further Mr Hansen announced an EBITDA target of minimum NOK 1.75 billion to be reached within the next three years. He also emphasised the need to further improve financial robustness, and said he will have a continuous focus on working capital. The aim is to establish a stable dividend capacity.

ENDS

For further information, please contact:

Media:
Geir Arne Drangeid, SVP Group Communications, Aker Kværner ASA. Tel: +47 913 10 458

Investor relations:
Tore Langballe, VP Group Communications, Aker Kværner ASA. Tel: +47 67 51 31 06

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES NOR SHALL IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, AND THERE SHALL NOT BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. FOR THE PURPOSE OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE `FSMA`), TO THE EXTENT THAT THIS PRESS RELEASE CONSTITUTES A FINANCIAL PROMOTION

ONLY AT (I) PERSONS WHO ARE INVESTMENT PROFESSIONALS WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) OF THE UNITED KINGDOM (THE `FINANCIAL PROMOTION ORDER`); OR (II) PERSONS WHO FALL WITHIN ARTICLES 49(2)(A) TO (D) (`HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.`) OF THE FINANCIAL PROMOTION ORDER; AND (III) ANY OTHER PERSONS TO WHOM THIS PRESS RELEASE CAN OTHERWISE LAWFULLY BE MADE UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS `RELEVANT PERSONS`), AND MUST NOT BE ACTED ON OR RELIED UPON BY PERSONS OTHER THAN RELEVANT PERSONS. ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES.

12g3 number 82-3745

OSLO BØRS NewsWeb Ticker: AKVR Antall meldinger: 5 Fra: 01.02.2
Meldingstype: ANDRE BØRSMELDINGER Til: 20.04.2

19.03.04 14:41 **AKVR AKER KVAERNER'S DEBT FINANCING COMMITED** andre børsmeldinger

As part of the ongoing refocusing of the Aker Kvaerner group, the debt financing structure for the new Aker Kværner ASA is now committed.

A total of EUR 410 million of debt has been raised for Aker Kværner AS, the company holding all the oil and gas entities within the new Aker Kvaerner group.

EUR 150 million of senior bank debt has been signed today with a group of eight core banks, reducing the number of lenders from currently approximately 30.

The international bond offering of Second Priority Lien Notes due 2011 was well received by investors and heavily oversubscribed. The offering was hence upsized from EUR 250 million to EUR 260 million. The bond has a coupon of 8 3/8 percent, and is callable after three years.

The financing agreements are subject to standard conditions precedents, final acceptance from bonding providers and completion of an equity offering in the new Aker Kvaerner ASA, with investor presentations starting Monday.

Together with the bondholders approval of change of borrower on the 10 year subordinated debt on Wednesday March 17, a solid financing fundament for the new Aker Kvaerner is now in place.

ENDS

For further information, please contact:

Media:
Geir Arne Drangeid, SVP Group Communications, Aker Kvaerner. Tel: +47 913 10 458

Investor relations:
Tore Langballe, Vice President, Aker Kvaerner, Group Comms. Tel: +47 67 51 31 06

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES NOR SHALL IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, AND THERE SHALL NOT BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.
FOR THE PURPOSE OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE `FSMA`), TO THE EXTENT THAT THIS PRESS RELEASE CONSTITUTES A FINANCIAL PROMOTION IN RESPECT OF THE ISSUE OF ANY SECURITIES, ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS DIRECTED

NEW ON OSLO BØRS

First day of listing
2 April 2004

Ticker:	AKVER
Round lot:	100
List:	Main
Sector:	10101020 Oil & Gas Eqiupment & Services
Indicies:	OSEAX, OSE10/1010
ISIN no:	NO 001 021 5684
Share capital:	NOK 550,292,340
Nom value:	NOK 10
No of shares:	55,029,234
Domicile:	Norway

AKER KVÆRNER ASA
P.O. Box 169
N-1325 Lysaker
NORWAY

Tel: + 47 67 51 30 00
Fax: + 47 67 51 31 00
Mail: info@akerkvaerner.com

www.akerkvaerner.com

For further information:

Geir Arne Drangeid,
SVP Group Communications

Tore Langballe,
VP Investor Relations

AKER KVÆRNER

AKER KVÆRNER ASA

Aker Kværner ASA ("Aker Kværner") is a major international oil service and engineering and construction group. The group provides design, engineering, project management, procurement, products, construction, maintenance, modifications and related services to customers in niche industrial and geographic markets.

The group's activities span a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power generation and Pulp & Paper. Aker Kvaerner has aggregated annual revenues of approximately USD 4.5 billion and employs around 22,000 employees in more than 30 countries.

Company history

Aker Kværner is a newly established group that continues Kværner ASA's ("Kværner") traditions within oil service and engineering & construction. Kværner is a Norwegian industrial group, which was incorporated in 1853 as Kværner Brug and listed on Oslo Børs in 1967.

In its first century of operation, the group primarily provided mechanical engineering services and shipbuilding. In the late 1960's, the group entered the oil and gas industry. In 1978 it began work on offshore construction projects, when the group converted one of its shipyards into an offshore fabrication facility.

In 2002, the Oil & Gas operations of Kværner merged with those of Aker Maritime, an Oil and Gas service company with a long history of participating in the North Sea oil service industry.

Recently, the Kværner group completed a three-way restructuring, with the Oil & Gas and Engineering & Construction related businesses organised in a new group named Aker Kværner. This new group is legally, financially and operationally separated from the Kværner group.

Main business activity

Within oil and gas the group is a major international supplier of installations and services. Services include design, engineering, procurement, product deliveries, fabrication, hook-up, commissioning, operations and maintenance of offshore exploration, development and production facilities.

Within onshore engineering and construction (E&C), Aker Kværner provides similar services to niche industrial sectors such as refining, chemicals and polymers, pharmaceuticals, power, nuclear, pulping and metals and mining.

Aker Kværner operates internationally within most main business segments. Its principal oil and gas activities are located in Norway, the UK and the U.S. With more than 40 years experience in the North Sea region (both Norway and the UK), the group is currently extensively involved in major projects and deliveries to the Gulf of Mexico, Brazil, Western Africa, South East Asia, Russia and the Middle East. Aker Kværner's principal E&C offices are located in UK, the Netherlands, Finland, Sweden, Australia and South East Asia.

Market situation

Aker Kværner holds leading niche market positions within the upstream oil and gas and E&C markets. The group defends and increases its existing market positions through consistent delivery of ongoing contracts, continuous cost and efficiency improvements and focused technology development.

During 2003, Aker Kværner improved its market position in most regional and global niches and was awarded several new contracts as well as renewals of frame agreements. The consolidated order reserve at the end of 2003 was NOK 32.2 billion, up from NOK 26.5 billion 12 months earlier. The increase reflects the gradual improvement in Aker Kvaerner's main markets, and the group's improved efficiency and competitiveness.

In its traditional home markets, the industries representing Aker Kværner's customer base are mature. Customers now tend to invest more in high-growth regions such as China, South East Asia and the Middle East.

Conversely, the service market in Europe and North America shows a significant growth potential. This is fuelled by customers' need to upgrade their existing plants and installations to improve efficiency and ensure adherence to new environmental legislation. Further, customers demonstrate an increased willingness to outsource more of their operations and maintenance activities. Aker Kværner works proactively to develop its service offering in close co-operation with leading industrial players in the home markets, and sees this segment as a significant growth area in the years to come.

Financial performance

Operating revenues and operating profits have had opposite trends during the last three years. While operating revenues declined from NOK 34.1 billion in 2002 to NOK 31.1 billion in 2003, earnings before interest, tax, depreciation and amortisation increased from NOK 573 million in 2002 to NOK 1,003 million in 2003. Bottom line last year after financial items, non-cash accounting effects and NOK 452 million in negative exceptional items was a loss of NOK 348 million.

Profits within the oil and gas sector has been relatively stable in the past years, although 2003 results were somewhat marked by low utilisation in some regions. Within E&C profits have steadily improved since 2001.

Shareholder structure

Before the initial public offering of shares in Aker Kværner prior to the listing of the company's shares, Kværner owned all shares in Aker Kværner. After completion of the offering, Kværner will own between 67 and 76 per cent of the company's shares. All shares have equal rights.

In the ordinary general meeting of Kværner on 19 March 2004, it was resolved that shareholders in Kværner shall be offered to exchange all or parts of their shares in Kværner for a combination of shares in Aker Kværner and Aker Yards ASA. The offer is expected to commence during the second quarter of 2004. Completion of the offer will imply that Kværner's ownership in Aker Kværner is further reduced down towards, but not below, 50.1 per cent.

12g3 number 82-3745

OSLO BØRS NewsWeb Ticker: AKVER Antall meldinger: 5 Fra: 01.02.2

Meldingstype: ANDRE BØRSMELDINGER Til: 20.04.2

07.04.04 09:47 **AKVER CONDITIONS FOR `IF ISSUED`-TRADING FULFILLED** andre børsmeldinger

---

The Aker Kværner shares allocated to subscribers in the offering was tradable on the Main List of Oslo Børs on an `if issued`-basis from and including 2 April 2004. Any such trading has been conditional upon certain `force majeure` events as further described in Section 3.8 of the Prospectus dated 19 March 2004, not having been invoked by the guarantors on or before 6 April 2004 (to the extent the Payment Guarantee is necessary for registration of the Offer Shares in the Company Registry).

Aker Kværner ASA have now received statements from the guarantors which confirms that the `force majeure` will not be invoked by the guarantors. Consequently, the condition for the `if issued`-trading has been fulfilled.

The share capital increase was registered in the Company Register today.